NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

PE
12-28-07

DIVISION OF
CORPORATION FINANCE


08040722

February 27, 2008

Received SEC
FEB 27 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2-27-2008

Michael S. Sigal
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

Re: Pulte Homes, Inc.
Incoming letter dated December 28, 2007

Dear Mr. Sigal:

This is in response to your letter dated December 28, 2007 concerning the shareholder proposal submitted to Pulte by the International Brotherhood of Electrical Workers' Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Jon F. Walters
Trustee
Trust for the
International Brotherhood of Electrical Workers'
Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001



SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

msigal@sidley.com
(312) 853-7602

December 28, 2007


RECEIVED
2008 JAN -2 AM 11: 33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

By Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of General Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund to Pulte Homes, Inc.

Ladies and Gentlemen:

We are counsel to Pulte Homes, Inc. ("Pulte" or the "Company") and, on behalf of Pulte, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Pulte omits a shareholder proposal and supporting statement (the "Proposal") submitted by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"). The Proponent seeks to include the Proposal in Pulte's proxy materials for the 2008 annual meeting of shareholders (the "2008 Proxy"). The Proposal requests Pulte to establish a new committee that would oversee the development and enforcement of policies and procedures relating to the Company's mortgage lending practices and report to shareholders on the policies and their enforcement.

Pulte received the Proponent's Proposal dated December 5, 2007. Pursuant to Rule 14a-8(j), Pulte is submitting six paper copies of the Proposal and an explanation as to why Pulte believes that it may exclude the Proposal. A copy is being submitted to the Proponent simultaneously. For your review, we have attached a copy of the Proposal as Appendix A. Pulte appreciates the Staff's consideration and time spent reviewing this no action request.

For purposes of our discussion, a key portion of the Proposal reads as follows:

> WHEREAS: We believe that in light of the substantial risks that nontraditional mortgage products may create for lenders, borrowers, and the broader economy, our Company must develop and implement policies and procedures to mitigate these risks; therefore be it



> RESOLVED: That the shareholders of the Company request that the Board of Directors establish a committee consisting solely of outside directors to oversee the development and enforcement of policies and procedures to ensure that the loan terms and underwriting standards of nontraditional mortgage loans made by the Company, its subsidiaries, and its affiliates are consistent with prudent lending practices, including consideration of a borrower's repayment capacity, and that consumers have sufficient information to clearly understand loan terms and associated risks prior to making a product choice. The Board shall report to shareholders before the next annual meeting on policies and their enforcement.

As described below, the Company believes that the Proposal may be omitted because (i) it relates to the Company's ordinary business operations, (ii) it has been substantially implemented and (iii) it duplicates another proposal.

I. The Proposal Relates to Ordinary Business Operations — Rule 14a-8(i)(7).

The Company believes that the Proposal may be omitted under Rule 14a-8(i)(7) as relating to Pulte's ordinary business operations because it asks Pulte, by establishing a new committee that would report to shareholders, to provide shareholders the authority to step into the shoes of management in order to evaluate the Company's mortgage lending policies and procedures to ensure that Pulte's loan terms and underwriting standards are consistent with "prudent" lending practices. The Proposal is said to be necessary "in light of the substantial risks that nontraditional mortgage products may create for lenders, borrowers, and the broader economy...." The supporting statement further states that the Proponent believes the Proposal to be necessary to "mitigate [the] risks" presented by such mortgage products.

The Staff has previously adopted the position with respect to energy efficiency and public health issues that shareholder proposals relating to internal assessments of risks or liabilities relating to operations that may adversely affect the environment or the public's health are properly excludable under rule 14a-8(i)(7). In Staff Legal Bulletin No. 14C ("SLB 14C"), published on June 28, 2005, the Staff set forth guidelines for companies seeking to preserve their own managements' ability to continue to make decisions affecting day-to-day operations.

In pertinent part, Section D.2. of SLB 14C states:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.



Our understanding of the foregoing paragraph is that a proposal letter that focuses solely on the ordinary business matters of a company (including the assessment of risks facing the company from various business decisions) is excludable, notwithstanding the fact that the proposal also addresses significant energy efficiency or public health issues. Moreover, the Staff has adopted a similar position with respect to shareholder proposals requesting a risk assessment report on company activities outside the context of energy efficiency and public health issues. See, e.g., Dean Foods Co. (Mar. 9, 2007) (granting relief to exclude under Rule 14a-8(i)(7) a proposal requesting that an independent committee of the board of directors review the company's policies and procedures with respect to the company's organic dairy products and report to shareholders on the adequacy of such policies and procedures to protect the company's reputation and address consumer and media criticism of the company's production and sourcing practices); Abbott Laboratories (Mar. 9, 2006) (granting relief to exclude under Rule 14a-8(i)(7) a proposal requesting a report on the economic impact of the HIV/AIDS, tuberculosis and malaria pandemics on the company); Newmont Mining Corp. (Jan. 12, 2006) (granting relief to exclude under Rule 14a-8(i)(7) a proposal requesting a report on the company's existing Indonesian operations which were the subject of a criminal prosecution, including associated financial and reputational risks); and Cinergy Corp. (Feb. 5, 2003) (granting relief to exclude under Rule 14a-8(i)(7) a proposal requesting a report on economic risks associated with the company's operations).

In our judgment, the Staff's reasoning in granting no-action relief in the aforementioned letters is equally applicable to the Proposal and the Proposal is excludable because it focuses solely on the Company's mortgage lending operations, which are part of its ordinary business operations, and the internal assessment and mitigation of risks facing the Company from various business judgments with respect to such operations. The Proposal requests the Board to report to shareholders before the next annual meeting on policies and procedures that the Proponent suggests are necessary "in light of the substantial risks that nontraditional mortgage products may create for lenders...."

Moreover, the Proposal refers to ensuring consistency with "prudent" lending practices. "Prudent" is derived from the word "prudence", which Merriam-Webster's Dictionary defines as "caution or circumspection as to danger *or risk*" (emphasis added). Thus, the reference in the Proposal to ensuring consistency with "prudent lending practices" also suggests an internal evaluation and management of risks associated with the Company's mortgage lending operations. These references clearly indicate a focus on the Company's internal risks as opposed to an overall social policy issue, and clearly are matters of business judgment.

The Proposal requests shareholder-imposed risk evaluation and mitigation policies and procedures because the Proponent believes governmental regulation will not be applicable to the Company due to the Company's status. The Proposal refers to the *Interagency Guidance on Nontraditional Mortgage Product Risks* (the "Federal Guidance"), which the Proponent states



applies only to federally regulated financial institutions, and which states, "given the potential for heightened risk levels, management should carefully consider and appropriately mitigate exposures created by these loans...and should develop risk management process, policies, and procedures in this area." The Proposal also refers to model guidelines (the "State Guidelines") issued by the Conference of State Bank Supervisors and the American Association of Residential Mortgage Regulators, which recommend the implementation of the Federal Guidance with respect to state-licensed lenders and brokers. The supporting statement proceeds to suggest that implementation of the Proposal is necessary because "Pulte Mortgage LLC is not a federally regulated financial institution and the application and enforcement of the State Guidelines will vary by state." One can infer from this statement that the Proponent believes the application of the Federal Guidance and the State Guidelines to Pulte's subsidiary, Pulte Mortgage LLC ("Pulte Mortgage"), may not be required, as Pulte Mortgage is not a federally regulated financial institution and the State Guidelines may or may not be enforced against Pulte Mortgage, and therefore that the Proponent is requesting shareholder involvement in risk evaluation and mitigation policies and procedures because it believes the Federal Guidance will not otherwise be applied to the Company. The Staff has previously determined that proposals relating to ensuring compliance with federal law or regulation relate to a company's ordinary business operations, and we see no reason to depart from precedent in this case merely because the Proponent questions the applicability of the regulation. See, e.g., Monsanto Co. (Nov. 3, 2005) (granting relief to exclude under Rule 14a-8(i)(7) a proposal requesting the company to form an oversight committee for the purpose of monitoring the company's compliance with internal business practices and applicable state and federal laws). Moreover, as described in Part II of this letter, Pulte Mortgage already operates in accordance with the Federal Guidance.

Even before the issuance of SLB 14C, the Staff had granted no action relief under Rule 14a-8(i)(7) in cases where a proponent requested an evaluation of risk from a company. In one such no action request, Willamette Industries, Inc. (Mar. 20, 2001), the Staff granted no action relief under Rule 14a-8(i)(7) where the proponent requested that an independent committee of the board prepare a report on the company's environmental problems and efforts to resolve them, including an assessment of financial risk due to environmental issues. In the Willamette letter, the company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations. The company also highlighted that such a report would interfere with its day-to-day operations. Similarly, the Proposal at issue here references the application of state and federal guidance relating to mortgage originators. Like the proposal in Willamette, the business judgment exercised by Pulte concerning regulatory risk is inappropriate for consideration by Pulte's shareholders as a group.

Finally, Pulte believes the Proposal is distinguishable from the proposal in Beazer Homes USA, Inc. (Nov. 30, 2007), where the Staff recently denied no-action relief. The proposal in Beazer requested disclosure relating to the company's mortgage practices to supplement the



disclosure already made available by the Company in its publicly-filed financial statements, including the company's "potential losses or liabilities relating to its mortgage operations," and an analysis of the company's mortgage originations by specific type of mortgage, the geographic markets that are most reliant upon specific types of mortgages and the number of non-performing loans the company expects it will have to repurchase during the current and upcoming fiscal year, among other metrics. In contrast to the proposal in Beazer, the Proposal does not request additional specific disclosures about Pulte's mortgage lending operations and portfolio, but instead focuses on the "development and enforcement of policies and procedures" relating to the Company's mortgage lending operations. Additionally, Pulte notes that certain unique circumstances that are applicable to Beazer, cited by the proponent as "extraordinary challenges" facing Beazer, including the internal investigation being conducted by Beazer's Audit Committee and independent legal counsel, the late filing of Beazer's quarterly report, the necessity of a restatement of its recent financial statements and the allegations of federal securities law violations, among other things, are not at all applicable to Pulte. There are no "extraordinary challenges" in Pulte's case that would warrant characterizing a proposal that relates to ordinary business operations as transcending day-to-day business matters.

Based on the foregoing, Pulte respectfully urges the Staff to concur that the Proponent's mortgage lending risk assessment proposal may be excluded.

II. The Proposal Falls Within the Staff's Precedent, as a Proposal Which May be Omitted Because it Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal." According to the Securities and Exchange Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 12598 (Jul. 7, 1976).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., Nordstrom Inc. (Feb. 8, 1995) (proposal that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). See also The Gap, Inc. (Mar. 8, 1996). The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See Exchange Act Release No. 34-20091 (Aug. 16, 1983).



The Company believes that the Proposal has been substantially implemented and that it may properly omit the Proposal from the 2008 Proxy in accordance with Rule 14a-8(i)(10). The Proposal calls for the Company to establish a committee consisting solely of outside directors to oversee the development and enforcement of policies and procedures to ensure that the loan terms and underwriting standards of nontraditional mortgage loans made by the Company, its subsidiaries, and its affiliates are consistent with prudent lending practices and to report to shareholders on the policies and their enforcement. As described above, the Proposal suggests that such a committee is necessary because the Proponent believes the Federal Guidance will not otherwise be applied to the Company. Pulte Mortgage is currently licensed to originate mortgage loans in 29 states, many of which have adopted the State Guidelines and conduct audits to ensure compliance with such guidelines. The Federal Guidance is effectively required of Pulte Mortgage in many of the states in which Pulte Mortgage conducts its mortgage lending operations by virtue of such states' adoption of the State Guidelines. Moreover, Pulte Mortgage has adopted the Federal Guidance for all of its mortgage lending operations and therefore voluntarily conducts its remaining mortgage lending operations in accordance with the requirements of the Federal Guidance. Thus, the inapplicability of the Federal Guidance suggested by the Proponent, one of the key premises of the Proposal, is simply not relevant to Pulte because Pulte Mortgage already operates in accordance with the Federal Guidance, either as a result of the adoption of the State Guidelines in states in which Pulte Mortgage operates or by virtue of Pulte's own self-imposed policies. Thus, Pulte believes this element of the Proposal has been substantially implemented.

Additionally, Pulte believes the Proposal to be substantially implemented based on Pulte's existing processes for establishing policies and procedures with respect to the Company's mortgage lending operations, which processes have been carefully developed by the Company under the supervision of its Board of Directors. Pulte Mortgage has a dedicated legal and compliance department, which establishes policies and procedures governing the Company's mortgage lending operations, including policies and procedures relating to loan terms and underwriting standards. Compliance with these policies and procedures is regularly audited by internal and external teams and audit results are reported to and overseen by various committees comprised of senior Company officers, including the Company's Chief Financial Officer. Additionally, the Company's Board of Directors, including its outside directors, already reviews, as it deems appropriate, Pulte Mortgage's policies and procedures and the results of compliance audits. Based on these existing processes, policies and procedures, the Company believes the Proposal has been substantially implemented.

Finally, the Proposal specifically focuses on the "payment shock" that occurs when adjustable-rate mortgage loans reset at higher interest rates. "Payment shock" has often been linked in recent media coverage and public attention with higher-risk loans made to borrowers with problematic credit histories or limited ability to repay, often referred to as "sub-prime" and



"Alt-A" loans. Sub-prime and Alt-A loans account for only a very small portion of Pulte's lending operations, as disclosed in Pulte's recent periodic reports filed with the Commission, due in large part to Pulte's existing mortgage lending policies and procedures. For example, Pulte defines sub-prime loans as first mortgages with FICO scores below 620 and Alt-A loans as non-full documentation first mortgages with FICO scores of 620 or higher. As disclosed in Pulte's Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2007, only approximately 4% and 11%, respectively, of the loans the Company originated in the third quarter of 2007 were considered sub-prime loans and Alt-A loans. Pulte believes that these figures demonstrate that the Company has already adopted adequate policies and procedures to ensure that its loan terms and underwriting standards are consistent with prudent lending practices, and accordingly that the Proposal has already been substantially implemented.

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(11) as a Proposal that "Substantially Duplicates" Another Proposal.

In the event that (i) the Staff does not concur with the Company's view that the Proposal properly may be omitted from the 2008 Proxy pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations or pursuant to Rule 14a-8(i)(10) as already substantially implemented, and (ii) the Staff does not concur with the Company's view as expressed in a separate no-action request letter dated of even date herewith (the "Amalgamated No-Action Letter") that a proposal (the "Amalgamated Proposal") submitted by Amalgamated Bank LongView Collective Investment Fund may be omitted from the 2008 Proxy pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations or pursuant to Rule 14a-8(i)(10) as already substantially implemented, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted from the 2008 Proxy pursuant to Rule 14a-8(i)(11) as it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." As described in the Amalgamated No-Action Letter, the Company has requested the Staff's concurrence that it may omit the Amalgamated Proposal from the 2008 Proxy. If the Staff concurs that the Amalgamated Proposal properly may be excluded from the 2008 Proxy, the Company intends to not include the Amalgamated Proposal in the 2008 Proxy and in such event would not exclude this Proposal from the 2008 Proxy pursuant to Rule 14a-8(i)(11) (but would continue to request the Staff's concurrence that it may exclude the Proposal pursuant to Rule 14a-8(i)(7) as relating to its ordinary business operations or pursuant to Rule 14a-8(i)(10) as already substantially implemented).

The Proposal and supporting statement are included as Appendix A. The Amalgamated Proposal and supporting statement are included as Appendix B.

The Amalgamated Proposal states, in relevant part:



"RESOLVED: The shareholders of Pulte Homes, Inc. ("Pulte" or the "Company") request that the board of directors establish a new Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations. This report should be prepared at reasonable cost and may omit confidential information."

The Proposal states, in relevant part:

"RESOLVED: That the shareholders of the Company request that the Board of Directors establish a committee consisting solely of outside directors to oversee the development and enforcement of policies and procedures to ensure that the loan terms and underwriting standards of nontraditional mortgage loans made by the Company, its subsidiaries, and its affiliates are consistent with prudent lending practices, including consideration of a borrower's repayment capacity, and that consumers have sufficient information to clearly understand loan terms and associated risks prior to making a product choice. The Board shall report to shareholders before the next annual meeting on policies and their enforcement."

Rule 14a-8(i)(11) provides that a proposal may be omitted if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The purpose of the rule "is to eliminate the [possibility] of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976), referring to Rule 14a-8(c)(11), the predecessor to current Rule 14a-8(i)(11).

Of the two proposals, the Amalgamated Proposal was submitted to the Company first and, if the Company's no-action request pursuant to the Amalgamated No-Action Letter is not granted, the Company intends to include the Amalgamated Proposal in the 2008 Proxy.

The Staff consistently has interpreted Rule 14a-8(i)(11) to permit companies to exclude similar proposals that are not identical where the core issues are the same. For example, in Pacific Gas & Electric Company (Feb. 1, 1993), a proposal to tie the company's chief executive officer compensation to performance indicators was considered to be substantially duplicative of both (a) a proposal to tie non salary compensation to performance indicators and (b) a different proposal to place a ceiling on future total compensation of officers and directors, thereby reducing their compensation. The Staff agreed that the proposals were duplicative even though



they covered different groups of people and proposed different mechanisms for achieving a similar result: a proposal to tie compensation to performance indicators duplicated a proposal to place an absolute ceiling on compensation. See also Merck & Co., Inc., (Dec. 29, 2004) (proposal that the board of directors establish a policy of separating the roles of Board chair and chief executive officer whenever possible so that an independent director who had not served as an executive officer of Merck serve as chair of the board of directors was substantially duplicative of a proposal providing that Merck senior corporate officers be prohibited from sitting on or chairing the board of directors); Siebel Systems, Inc. (Apr. 15, 2003) (proposal seeking performance-based requirements for all stock options was substantially duplicative of a proposal seeking performance hurdles or indexing for all stock based plans); and Sprint Corporation (Feb. 1, 2000) (proposal forbidding any future compensation awards contingent upon a change in control without shareholder approval was substantially duplicative of a proposal seeking shareholder approval of all executive officer severance pay agreements).

Proposals are substantially duplicative where the core issues addressed by proposals are substantially the same even if there are minor differences. That is the case here. Both proposals seek the formation of a committee of independent directors and a report to shareholders relating to evaluation and mitigation of risks associated with the Company's mortgage lending operations. While the Amalgamated Proposal focuses expressly on a review of the Company's "regulatory, litigation and compliance risks with respect to its mortgage lending operations" and the Proposal focuses on policies and procedures "in light of the substantial risks that nontraditional mortgage products may create for lenders, borrowers and the broader economy", the Company believes these differences to be consistent with differences the Staff has considered and accepted in the past under Rule 14a-8(i)(11). Including both the Proposal and the Amalgamated Proposal in the 2008 Proxy would frustrate the purpose of Rule 14a-8(i)(11) by forcing shareholders to consider two substantially duplicative proposals in the same year. Pulte therefore believes that if the Staff does not concur that each of the Amalgamated Proposal and the Proposal may be excluded from the 2008 Proxy pursuant to Rule 14a-8(i)(7) as relating to Pulte's ordinary business operations or pursuant to Rule 14a-8(i)(10) as already substantially implemented, the Proposal may be excluded as substantially duplicative of the Amalgamated Proposal and respectfully requests that the Staff not recommend enforcement action to the SEC if the Proposal is omitted from the 2008 Proxy pursuant to Rule 14a-8(i)(11).

Staff's Response

Pursuant to SLB 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (312) 853-7036 and the Proponent's facsimile number is (202) 728-7676. Further, in appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as Appendix C.



Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the 2008 Proxy.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Very truly yours,

Michael S. Sigal

cc: Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, D.C. 20001
Attention: Mr. Jon F. Walters

Mr. Steven M. Cook
Vice President, General Counsel and Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway
Suite 300
Bloomfield Hills, Michigan 48304

Appendix A



TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS' PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001


DEC 0 6 2007

December 5, 2007

VIA CERTIFIED MAIL

Mr. Steven M. Cook
Vice President, General Counsel and Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

Dear Mr. Cook:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Pulte Homes, Inc. ("Company") proxy statement to be circulated to Shareholders in conjunction with the next Annual Meeting of Shareholders in 2008.

The proposal relates to the establishment of a **"Fair Lending Practices Committee"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Pulte Homes, Inc. common stock valued at more than $2,000 and has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2008 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Jon F. Walters
Trustee

JFW:daw
Enclosure

 Form 972

WHEREAS: The Pulte Homes, Inc. ("Company") SEC 10-K Annual Report for fiscal year ended December 31, 2006 states that more than 90% of homes sold by the Company are financed through Pulte Mortgage; and from 2004-2006 more than 37% were adjustable-rate mortgage (ARM) loans; and

WHEREAS: Analysts predict that 13% of ARM loans originated in 2004-2006 will go into foreclosure by 2014 and that 32% of loans with teaser rates, 7% of market rate adjustable loans and 12% of subprime loans issued during this period will default due to resets (*Mortgage Payment Reset, The Issue and the Impact,* Christopher L. Cagan, Ph.D. March 2007); and

WHEREAS: Economists are increasingly anticipating problems in the US mortgage markets will impact other forms of credit and threaten the global financial system (Sheila C. Bair, Chairman, Federal Deposit Insurance Corporation, Statement before the House Financial Services Committee on Legislative Proposals on Reforming Mortgage Practices, October 2007); and

WHEREAS: According to the *Interagency Guidance on Nontraditional Mortgage Product Risks* ("Federal Guidance") released October 2006 (71 FR 58609), Congress, federal financial regulatory agencies, and the financial services industry have focused on the risks posed by ARM loans and the risk of "payment shock," which occurs when ARM loans reset at higher interest rates and borrowers are unable to afford their mortgage payments; and

WHEREAS: The Federal Guidance, which applies only to federally regulated financial institutions, stated "given the potential for heightened risk levels, management should carefully consider and appropriately mitigate exposures created by these loans" and should develop risk management processes, policies, and procedures in this area "and use strong control systems to monitor whether actual practices are consistent with their policies and procedures"; and

WHEREAS: The Conference of State Bank Supervisors and the American Association of Residential Mortgage Regulators have issued model guidelines ("State Guidelines") for use by state mortgage regulators recommending that implementation of the Federal Guidelines with respect to state-licensed lenders and brokers (*American Association of Residential Mortgage Regulators Media Release*, July 2007); and

WHEREAS: Pulte Mortgage LLC is not a federally regulated financial institution and the application and enforcement of the State Guidelines will vary by state; and

WHEREAS: We believe that in light of the substantial risks that nontraditional mortgage products may create for lenders, borrowers, and the broader economy, our Company must develop and implement policies and procedures to mitigate these risks; therefore be it

RESOLVED: That the shareholders of the Company request that the Board of Directors establish a committee consisting solely of outside directors to oversee the development and enforcement of policies and procedures to ensure that the loan terms and underwriting standards of nontraditional mortgage loans made by the Company, its subsidiaries, and its affiliates are consistent with prudent lending practices, including consideration of a borrower's repayment capacity, and that consumers have sufficient information to clearly understand loan terms and associated risks prior to making a product choice. The Board shall report to the shareholders before the next annual meeting on policies and their enforcement.

Appendix B

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552
CONH@HITCHLAW.COM


DEC 04 2007

3 December 2007

Mr. Steven M. Cook
Corporate Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

Via courier

Dear Mr. Cook:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Pulte Homes, Inc. plans to circulate to shareholders in anticipation of the 2008 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the composition of the board of directors.

The Fund is an S&P 500 index fund located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund has beneficially owned more than $2000 worth of Pulte Homes common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2008 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of Pulte Homes, Inc. ("Pulte" or the "Company") request that the board of directors establish a new Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations. This report should be prepared at reasonable cost and may omit confidential information.

SUPPORTING STATEMENT

The recent turmoil in the housing and mortgage markets has wiped out billions of dollars in shareholder value at housing-related companies. During the first eleven months of 2007, Pulte stock lost approximately 70% of its value and performed below the S&P Homebuilding Index.

In its August 13, 2007 issue, BUSINESS WEEK suggested that certain business practices among the nation's largest homebuilders – particularly within their mortgage or financing affiliates – may have contributed to the recent collapse of the mortgage and housing markets. A specific concern is the conflict of interest that may occur if a home builder's mortgage affiliate issues mortgages to home buyers who may not be able to repay their obligations.

Concerns about housing financing practices have prompted calls for more regulatory and legislative action, as well as litigation. Reports in the news media indicate an increased interest by state and federal regulators in enforcing existing laws affecting home builders and mortgage originators, with a possibility of new regulations. In addition, some Members of Congress have indicated an interest in imposing a fiduciary obligation on originators and possibly placing non-bank lenders under federal oversight. At the state level, legislatures in a number of states are considering measures that target deceptive lending, foreclosure or fraud.

Litigation is also pending under the Real Estate Settlement Procedures Act, the Truth in Lending Act, and the Home Ownership Equity Protection Act, as well as state anti-predatory lending statues.

In October 2007 Pulte was one of six home builders who paid a total of $1.4 million to settle a federal investigation into whether those companies accepted rebates from insurers for referrals when selling homes. Pulte has denied any wrongdoing.

As shareholders, we are concerned about the damage to long-term shareholder value that can result from litigation, regulatory costs and reputational injury at companies that lack adequate compliance procedures and active oversight by the board. Although the board currently has an Audit Committee, that committee's focus appears to be on financial reporting. Given the current public scrutiny of homebuilders and their business practices, we believe that it is important for a new board committee to undertake a thorough investigation of the Company's practices in this area and to avoid or mitigate any conflicts that might arise.

We urge you to vote FOR this proposal.

Appendix C

(certain supporting materials omitted)

YC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 9, 2006

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6001

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/9/2006

Re: Abbott Laboratories
Incoming letter dated December 29, 2005

Dear Mr. Berry:

This is in response to your letter dated December 29, 2005 concerning the shareholder proposal submitted to Abbott by the New York Province of the Society of Jesus; Christian Brothers Investment Services, Inc.; the Benedictine Sisters of Mount St. Scholastica; the Missouri Province of the Society of Jesus; the Upper Canada Province of the Society of Jesus; the Maryknoll Sisters of St. Dominic, Inc.; the Dominican Sisters of Oxford, MI; the Sisters of St. Francis of Philadelphia; the Dominican Sisters of Springfield, IL; Trinity Health; the Missionary Oblates of Mary Immaculate; the Wisconsin Province of the Society of Jesus; The Sisters of Charity of Saint Elizabeth; the Holy Cross Province of the Congregation of the Passion; the Sisters of St. Joseph of LaGrange; the California Province of the Society of Jesus; the Sisters of Charity of the Blessed Virgin Mary; the Unitarian Universalist Association; Amalgamated LongView Collective Investment Fund; ASC Investment Group; the Detroit Province of the Society of Jesus; the Chicago Province of the Society of Jesus; the Society of Jesus of New England; the Presbyterian Church (USA); the New Orleans Province of the Society of Jesus; the Dominican Sisters of Great Bend, KS; the Maryland Province of the Society of Jesus; Creighton University; the New York Province of the Society of Jesus; and the Benedictine Sisters Charitable Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: New York Province of the Society of Jesus
and co-proponents
% Sister Doris Gormley, SFCC
Socially Responsible Investment Consultant
Jesuit Conference - The Society of Jesus in the United States
1616 P Street, NW, Suite 300
Washington, DC 20036-1405

Julie B. Tanner
Corporate Advocacy Coordinator
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

Jerry Gabert
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
23 Beacon Street
Boston, MA 02108

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

V. Rev. Thomas J. Regan, S.J., Provincial
Society of Jesus of New England
85 School Street
Watertown, MA 02472-4251

Vicki L. Cummings
Treasurer and Chief Financial Officer
Sisters of Mercy of the Americas
Administration
2300 Adeline Drive
Burlingame, CA 94010-5599

March 9, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 29, 2005

The proposal requests that the board of directors review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives to date.

There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(7), as relating to Abbott's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Abbott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Abbott relies.

Sincerely,

Mark F. Vilardo
Special Counsel

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, IL 60064-6011


RECEIVED
DEC 30 PM 4:17

December 29, 2005

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories -- Shareholder Proposal Submitted by:

- New York Province of the Society of Jesus, received November 8 and November 28, 2005
- Christian Brothers Investment Services, Inc., received November 8 and November 29, 2005
- Benedictine Sisters of Mount St. Scholastica, Inc. received November 9 and November 28, 2005
- Jesuits of the Missouri Province, received November 9 and November 29, 2005
- Upper Canada Province of the Society of Jesus, received November 10 and November 24, 2005
- Maryknoll Sisters of Saint Dominic, Inc., received November 14 and November 28, 2005
- The Dominican Sisters of Oxford, Michigan, received November 14 and November 28, 2005
- The Sisters of St. Francis of Philadelphia, received November 14 and November 28, 2005
- The Dominican Sisters of Springfield, Illinois, received November 14 and November 28, 2005
- Trinity Health, received November 14 and November 28, 2005
- The United States Province of Missionary Oblates of Mary Immaculate, received November 14 and November 30, 2005
- Wisconsin Province of the Society of Jesus, received November 15 and November 28, 2005
- The Sisters of Charity of Saint Elizabeth, received November 15 and November 29, 2005
- Congregation of the Passion, Holy Cross Province, received November 16 and November 28, 2005
- Sisters of St. Joseph of LaGrange, received November 16 and November 28, 2005
- California Province of the Society of Jesus, received November 16 and November 29, 2005

- Sisters of Charity of the BVM, received November 16 and December 1, 2005
- Unitarian Universalist Association of Congregations, received November 16 and December 6, 2005
- Amalgamated Bank LongView Collective Investment Fund, received November 17 and November 28, 2005
- ASC Investment Group, received November 17 and November 28, 2005
- Detroit Province Jesuits, received November 17 and November 28, 2005
- Chicago Province of the Society of Jesus, received November 17 and November 30, 2005
- Society of Jesus of New England, received November 17 and November 30, 2005
- Board of Pensions of the Presbyterian Church (USA), received November 18 and December 1, 2005
- New Orleans Province of the Society of Jesus, received November 18 and November 28, 2005
- Nuns of the Third Order of St. Dominic, received November 18 and November 28, 2005
- The Maryland Province of the Society of Jesus, received November 18 and November 29, 2005
- Creighton University, received November 18 and December 1, 2005
- Sisters of Mercy of the Americas, received November 18 and December 1, 2005
- Benedictine Sisters Charitable Trust, received November 28 and December 1, 2005

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by the proponents listed above[1] from the proxy materials for Abbott's 2006 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 21, 2006.

We received notices on behalf of proponents listed above, the first of which was received on November 8, 2005, submitting the proposal for consideration at our 2006 annual shareholders' meeting. The proposal and supporting statement (a copy of which is attached as Exhibit A) (the "Proposal") read as follows:

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable

[1] Each proponent submitted an identical proposal.

costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all relevant correspondence exchanged with the proponents, as well as a copy of each of the no-action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the proponents of our intention to omit the Proposal from our 2006 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2006 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be properly omitted under Rule 14a-8(i)(12)(iii) because it deals with substantially the same subject matter as prior proposals that were included in our 2002, 2004 and 2005 proxy materials and when previously submitted, the proposal did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(iii) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years. . . ."

We included a proposal (the "2002 Proposal") in our 2002 proxy materials filed on March 12, 2002 which requested our board of directors "to develop and implement a policy to provide pharmaceuticals for the prevention and treatment of HIV/AIDS, TB and Malaria in ways that the majority of infected persons in African nations can afford." A copy of the 2002 Proposal is attached hereto as Exhibit B. In addition, at the request of The Maryland Province of the Society of Jesus (a current proponent and an affiliate of several of the other current proponents), we included proposals in our 2004 and 2005 proxy materials, in which the actions the board was requested to take are identical to the Proposal, and the substance of the supporting statements are the same (the "2004 and 2005 Proposals" and, together with the 2002 Proposal, the "Previous Proposals"). Copies of the 2004 and 2005 Proposals as they appeared in our 2004 and 2005 proxy materials are attached hereto as Exhibit C and Exhibit D, respectively. The Proposal and the Previous Proposals are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concerns of all four proposals are the HIV/AIDS, tuberculosis and malaria pandemics.

"Substantially the same subject matter," as that phrase is used in Rule14a-8(i)(12), does not mean that the Previous Proposals and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended the rule in 1983. In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

While the Staff initially seemed to take a very restrictive view of the current version of Rule 14a-8(i)(12) (*see, e.g., Procter & Gamble Co.* (July 27, 1988)), more recently the Staff has made it clear that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

For example, in *Bristol-Myers Squibb Co.* (February 6, 1996), the Staff permitted exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform abortions. Despite the different actions requested and the different subject matters of the prior proposals (charitable contributions) and the proposal at issue (consumer education), the substantive concern of both proposals was abortion-related matters; thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter as the proposals regarding the company's charitable contributions.

More recently, in both *Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (February 25, 2005), the Staff permitted the omission of proposals requesting that the companies list all of their political and charitable contributions on their websites. In prior proposals, shareholders had requested that the companies cease making charitable contributions. Again, despite the different actions requested and the different subject matters of the prior proposals (ceasing contributions) and the proposals at issue (disclosure of contributions), the substantive concern of both proposals was corporate contributions and thus the Staff concluded that the proposals at issue dealt with substantially the same subject matter. *See also Dow Jones & Co.,*

Inc. (December 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (March 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (February 11, 2004) (a proposal requesting the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products). *But see Wm. Wrigley Jr. Company* (December 13, 2004) dealing with two proposals to add "against" to the proxy card; the Staff's response in this instance may reflect the inclusion in the earlier but not the later proposal of a request to also remove management's discretionary voting authority where signed proxies did not specify a vote.

The Proposal (as well as the 2004 and 2005 Proposals) requests that Abbott review and report on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics, while the 2002 Proposal requested that Abbott develop and implement a policy to provide affordable pharmaceuticals for the prevention and treatment of these diseases. Despite the different actions requested by the proposals, all four of the proposals deal with the same substantive concern and thus substantially the same subject matter – the HIV/AIDS, tuberculosis and malaria pandemics and Abbott's response to them. Based on our examination of the supporting statements for each proposal, it is clear that the substantive concerns raised by the proposals are the same – responding to the HIV/AIDS, tuberculosis and malaria pandemics, particularly in developing countries. Each supporting statement discusses the prevalence of these diseases, especially HIV/AIDS, in developing countries and argues that Abbott must take action relating to these pandemics. Although the action Abbott is requested to make in the 2002 Proposal is different from the action requested in the current Proposal and the 2004 and 2005 Proposals, the substantive concern in all four proposals is the same, thus their subject matters are substantially similar for purposes of Rule 14a-8(i)(12)(iii).

As evidenced in Exhibit E, the 2005 proposal received 6.9% of the vote at our 2005 annual meeting of shareholders.[2] Since the 2005 proposal failed to meet the required 10% threshold at the 2005 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2006 proxy materials under Rule 14a-8(i)(12)(iii).

[2] Tabulation is as follows: votes cast for – 71,234,106 and votes cast against – 960,516,598. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of the calculation. See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

II. The Proposal may be properly omitted because it relates to the conduct of our ordinary business operations within the meaning of Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a registrant to exclude a proposal that deals with matters relating to the conduct of the registrant's "ordinary business." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business on which "shareholders, as a group, would not be qualified to make an informed judgment . . . due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." *SEC Release No. 34-12999* (November 22, 1976). The Commission further stated in its Release accompanying the 1998 amendments to Rule 14a-8 that the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018* (May 21, 1998) (the "1998 Release"). The 1998 Release outlined two central considerations underlying this policy for exclusion, and, as described below, we believe that the Proposal implicates both considerations and therefore should be excludable pursuant to Rule 14a-8(i)(7).

First, the Commission stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and such proposals may therefore be excluded. Several examples of such activities were provided, including management of the company's workforce, production decisions and retention of suppliers. We believe that the Proposal relates to such activities.

Abbott is a broad-based health care company that discovers, develops, manufactures and markets health care products and services. We serve customers in more than 130 countries, with a staff of over 60,000 employees at more than 100 manufacturing, distribution, research and development and other locations world-wide, including the countries and regions mentioned in the Proposal – Brazil, Russia, India, China, several countries in Africa, and other developing countries.

In making Abbott's production, purchasing, operational and investment decisions, Abbott's management regularly considers a wide variety of business and economic risks that may affect Abbott's operations and the viability of the potential investment, including the volume and growth potential of a local market that will consume Abbott's products, the availability of local patent protections for Abbott's products and the risks involved with losing such protection, the quality and size of a local workforce and the capacity and stability of local distributors and suppliers that are integral to Abbott's international operations. Abbott is continually obliged to plan for a variety of contingencies affecting its products. The effects of HIV/AIDS, tuberculosis and malaria, as well as many other diseases, may bear directly on all of these considerations and therefore are already taken into account, with a host of other complex factors, by Abbott's management in making production, purchasing, operational and investment decisions in the ordinary course of business.

The second consideration cited by the Commission was "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Commission elaborated on this consideration, saying that there would more likely be a basis for excluding proposals that would be unduly onerous or intrusive with respect to a company's ordinary business operations, including those proposals involving "intricate detail" or seeking "to impose specific time-frames or methods for implementing complex policies." We believe that actions requested by the Proposal would constitute such an undue intrusion upon our ordinary business operations.

The nature and structure of Abbott's business, involving manufacturing, distribution and research and development in numerous countries around the world are extremely complex. As a result, Abbott is forced to review constantly its operations to manage a broad spectrum of risks, none of which can readily be isolated from other factors. Although the Proposal seems to be based on the premise that the economic effects of HIV/AIDS, tuberculosis and malaria on Abbott's business can be meaningfully considered in isolation, the complexity of Abbott's international operations makes such individual consideration inherently problematic, if not impossible. Consequently, shareholder review of these economic effects almost inevitably will involve shareholders in scrutinizing a variety of daily decisions made by Abbott in managing its international operations. Abbott's shareholders, being as a group less familiar with the other considerations that must bear on Abbott's decision-making than is Abbott's management, are not in a position to be able either to place the risks highlighted by the Proposal in appropriate perspective or to make an informed decision about their effects on Abbott. As such, the intrusiveness of the actions contemplated by the Proposal with respect to the day-to-day deliberative processes of Abbott's management far outweighs any theoretical benefit that might be gained from shareholder oversight as to a single factor in Abbott's decision making.

Abbott's view of the Proposal is consistent with recent guidance provided by the Staff on similar proposals and in *Staff Legal Bulletin No. 14C* (June 28, 2005). In February 2004 and again earlier this year, the Staff concurred that proposals virtually identical to the Proposal could be excluded pursuant to Rule 14a-8(i)(7). In *American International Group, Inc.* (February 19, 2004), the Staff agreed that there was some basis for AIG's view that the proposal was excludable because it focused on AIG's evaluation of risks in overseas markets, which was a fundamental function of management. Likewise, in *Texas Instruments, Inc.* (January 28, 2005), the Staff found that there was some basis for excluding the proposal as "relating to Texas Instruments' ordinary business operations (i.e., evaluation of risks)." The Staff has similarly permitted exclusion in cases involving analogous proposals relating to various subjects on the grounds that the proposals entailed an assessment by management of benefits and risks. *See, e.g., The Dow Chemical Company* (February 23, 2005) (allowing exclusion of proposal requiring report on environmental problems); *Wachovia Corporation* (January 28, 2005) (allowing exclusion of proposal requiring report on effects of global warming on the registrant's business). But see the Staff's earlier response in *Johnson & Johnson* (February 7, 2003), in which the Staff did not concur that Johnson & Johnson could omit a shareholder proposal on the HIV/AIDS, tuberculosis and malaria pandemics pursuant to Rule 14a-8(i)(7). Unlike the Johnson & Johnson proposal, however, which sought to have the board of directors establish and implement standards of response to the HIV/AIDS, tuberculosis and malaria pandemics in developing countries, the Proposal requests that the board review the economic effects of these pandemics on Abbott's business strategy and thus seeks an evaluation of risks by Abbott that is analogous (and in the case of AIG and Texas Instruments, virtually identical) to those sought in the AIG,

Texas Instruments, Dow and Wachovia requests. The analysis applied in these later requests, subsequent to Johnson & Johnson, should therefore apply to the Proposal.

Finally, the fact that the Proposal seeks a report from the board of directors that will be reviewable by Abbott's shareholders, as opposed to implementation of a specific policy or action, does not exempt the Proposal from application of Rule 14a-8(i)(7). The Commission has stated that a proposal requesting preparation and dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the company. *See SEC Release No. 34-20091* (August 16, 1983). The Staff has adhered to this view by allowing exclusion of proposals seeking reports on ordinary business matters. See, e.g., *General Motors Corp.* (March 30, 2005) and *AT&T Corp.* (February 21, 2001), in addition to the Wachovia, Dow, Texas Instruments and AIG requests mentioned in the previous paragraph.

III. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2006 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2006 proxy materials, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The majority of the proponents have indicated that Sister Doris Gormley is their representative and she may be reached by facsimile at 301.249.2272. The representative for The Sisters of Charity of Saint Elizabeth, Sister Rosemary Moynihan, SC, may be reached by facsimile at 973.290.5338. The representative for Congregation of the Passion, Holy Cross Province, John Gonzalez, may be reached by facsimile at 773.631.8059. The representative for Unitarian Universalist Association of Congregations, Jim Gunnig, may be reached by facsimile at 617.367.3237. The representative for Amalgamated Bank LongView Collective Investment Fund, Cornish F. Hitchcock, may be reached by facsimile at 202.364.9960. The representatives for the Society of Jesus of New England, Rev. Mark C. Hallinan, S.J. and Rev. Gerald J. Chojnacki, S.J., may be reached by facsimile at 212.794.1036. The representative for the Sisters of Mercy of the Americas, Vicki L. Cummings, may be reached by facsimile at 650.347.2550. The representative for the Missionary Oblates of Mary Immaculate, Séamus P. Finn, OMI, may be reached by facsimile at 202.483.0708.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Doris M. Gormley, SFCC
Socially Responsible Investment Consultant
Jesuit Conference - The Society of Jesus in the United States
1616 P Street NW, Suite 300
Washington, DC 20036-1405

and

1217 Parkington Lane
Bowie, MD 20716

Sister Rosemary Moynihan, SC
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

John Gonzalez
SRI Consultor to
Congregation of the Passion, Holy Cross Province
205 W. Monroe, 2W
Chicago, IL 60606-5062

Jim Gunnig
Committee on Socially Responsible Investing
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

13294225 91947408

Rev. Mark C. Hallinan, S.J.
Rev. Gerald J. Chojnacki, S.J.
New York Province of the Society of Jesus
Office of Social Ministries
39 East 83rd Street
New York, New York 10028

Vicki L. Cummings
Sisters of Mercy of the Americas
Administration
2300 Adeline Drive
Burlingame, CA 94010-5599

Séamus P. Finn, OMI
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, D.C. 20017

Exhibit A

Proposal

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS
ABBOTT LABORATORIES

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

Exhibit B

2002 Proposal

Shareholder Proposal on HIV/AIDS-TB-Malaria (Item 3 on Proxy Card)

Whereas: The HIV/Aids epidemic constitutes a global emergency - one of the most formidable challenges to human life and dignity as well as to the effective enjoyment of human rights;

By the end of the year 2000, 36.1 million people worldwide were living with HIV/AIDS, 90% in developing countries and 75% in sub-Sahara Africa;

All are affected by this epidemic, but people in developing countries are the most affected, and women, young adults and children, particularly girls, are the most vulnerable;

African Heads of Governments have pledged to target at least 15% of their annual national budgets to address the HIV/AIDS epidemic. Actions to reach this target will need to be complemented by international assistance;

Tuberculosis is now the world's leading infectious killer, taking 2 million lives a year, and is a frequent complication of AIDS. Malaria causes 1.1 million deaths annually. Both diseases are growing more difficult to treat because of the spread of drug-resistant strains;

Access to medication in the context of such pandemics is a fundamental element of achieving physical and mental health;

Effective prevention, care and treatment strategies will require increased availability of, and nondiscriminatory access to, vaccines, sterile injecting equipment, drugs, including anti-retroviral therapy, diagnostics and related technologies, as well as increased research and development;

Availability and affordability of drugs and related technology are factors to be reviewed and addressed. There is need to reduce the cost of these drugs and technologies;

Some countries within the most seriously affected regions have begun to promote innovation and the development of domestic industries in order to increase access to medicines to protect the people's health;

The impact of international trade agreements on access to or local manufacturing of, essential drugs and on the development of new drugs needs to be evaluated;

THEREFORE BE IT RESOLVED: Shareholders request the Board of Directors to develop and implement a policy to provide pharmaceuticals for the prevention and treatment of HIV/AIDS, TB and Malaria in ways that the majority of infected persons in African nations can afford.

A report of the development and implementation of such a policy (omitting proprietary information and at reasonable cost) would be sent to shareholders six months after the 2002 annual meeting.

Proponent's Statement in Support of Shareholder Proposal

Pharmaceutical companies have the unique mission to provide health-giving medicines, often making the difference between life and death. This is the time for pharmaceutical companies to offer the kind of leadership necessary to address diseases that afflict so many people throughout the world, especially in African countries. "Making life-saving medicines more affordable for poor countries is vital for improving public health. More importantly, it is realistic." (Press Release, WHO/WTO Workshop-Pricing/Financing of Essential Drugs, April 11, 2001) One way to make needed drugs accessible and affordable is to grant voluntary licenses to African countries which request them. This would enable the production of generic drugs for prevention and treatment of infectious diseases. Improved access to effective and affordable medicines is essential for the people's health in these nations.

Exhibit C

2004 Proposal

Shareholder Proposal Concerning Global Infectious Diseases (Item 6 on Proxy Card)

The Maryland Province of the Society of Jesus, 5704 Roland Avenue, Baltimore, Maryland 21210-1399, owner of 100 Abbott common shares, and 16 other proponents have informed Abbott that they intend to present the following proposal at the meeting. Abbott will provide the proponents' names and addresses to any shareholder who requests that information and, if provided by a proponent to Abbott, the number of Abbott common shares held by that proponent.

Whereas:

Shareholders have an interest in how our company's products are being utilized to address global health risks of common infectious diseases with respect to short term and long-term performance and risk;

According to UNAIDS, the HIV/AIDS pandemic is "creating or aggravating poverty among millions of people, eroding human capital, weakening government institutions and threatening business activities and investment";

Our company produces effective products for the treatment of HIV/AIDS and yet;

There are more than 42 million people worldwide currently living with HIV/AIDS, over 95% of whom live in the developing world and only 4% of whom have access to effective treatment;

Our company produces an effective product for the treatment of Malaria and yet;

People with Malaria have difficulty accessing an effective treatment that could save their lives and in some cases people are being treated with drugs that are no longer effective;

The final agreement on the World Trade Organization negotiations over paragraph 6 of the Doha Declaration related to easing access to essential medicines in developing countries has several riders. These riders place new regulatory burdens and additional uncertainty on countries and companies importing and exporting generic essential medicines;

While we affirm our company's partnership initiative with the government of Tanzania to modernize the country's public health infrastructure and develop services and care for people living with HIV/AIDS, we feel this is one focused response and does not address the scope and scale of the HIV/AIDS pandemic in southern Africa and other developing countries;

Core Ratings, a subsidiary of Fitch Ratings, first recognized as a nationally recognized statistical rating organization (NRSRO) by the SEC in 1975, has found that our company's performance relative to its pharmaceutical industry peers: 1) "has not demonstrated flexibility on patents"; 2) "has no formal policy on developing country diseases"; and 3) "its policy on clinical trials does not commit to adherence with WHO guidelines", (*Philanthropy or Good Business? Emerging Market Issues for the Global Pharmaceutical Industry.* Core Ratings, May 2003);

The World Bank reports that in southern Africa and other affected regions "a complete economic collapse will occur" unless there is a response to the HIV/AIDS pandemic. Even a "delay in responding to the outbreak of the epidemic, however, can lead to collapse." (*The Long-Run Economic Costs of AIDS,* June 2003, The World Bank)

We believe that these failures pose investment and public relations risks to our company's market value and good name:

Therefore Be It Resolved: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2004 annual meeting. This report developed at reasonable costs and omitting proprietary information will identify the impacts of these pandemics on the company.

Exhibit D

2005 Proposal

Shareholder Proposal Concerning HIV/AIDS-TB-Malaria Pandemics (Item 7 on Proxy Card)

The Maryland Province of the Society of Jesus, 5704 Roland Avenue, Baltimore, Maryland 21210-1399 and 28 other proponents have informed Abbott that they intend to present the following proposal at the meeting. Abbott will provide the proponents' names and addresses to any shareholder who requests that information and, if provided by a proponent to Abbott, the number of Abbott common shares held by that proponent.

Resolved: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2005 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Proponent's Statement in Support of Shareholder Proposal

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria pose major risks to the long-term financial health of firms, like Abbott Laboratories that operate in emerging markets.

The crisis of HIV/AIDS in Africa, with half of all global HIV/AIDS cases, is well known. UNAIDS—the joint United Nations AIDS program—reports life expectancy in much of southern Africa has declined by over half, to barely thirty years.

New research also shows disturbing trends in Asian markets. New infection rates in Asia are at all-time highs. 7.4 million people there are living with HIV. India alone has more citizens living with HIV than any country, except South Africa. ("Report on the Global AIDS Pandemic," UNAIDS 2004).

Foreign Affairs reported in December 2002 that even moderate HIV pandemics in India and China may reduce per capita GNP by 2025 to virtually 2000 levels—wiping out a generation's worth of economic growth.

In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Standard Chartered Bank Group Chief Executive Mervyn Davies, in a 2004 World Economic Forum report, cautioned that "AIDS imposes a day-to-day economic 'tax' that compromises business productivity." Firms pay in increased health and benefit costs, decreased productivity, higher turnover, and other ways.

Despite these warnings, the same report concluded "firms are not particularly active in combating HIV/AIDS" and "businesses appear to be making decisions based on a patchy assessment of the risks they face."

Unfortunately, "most companies do not yet report appropriate data for investors to make informed decisions about the impact of HIV/AIDS," says a 2003 survey of corporations by UNAIDS. We believe, to date, our company's reporting has also been inadequate.

In contrast to our company's performance, several large-cap firms make reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative.

In 2004, Coca-Cola shareholders approved a resolution seeking such a report with 98% support. Coca-Cola's subsequent report notes "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.

Our experience with Coca-Cola and other leading companies demonstrates that these reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases in order to make informed assessments of our company's value.

We urge shareholders to vote FOR this resolution.

Exhibit E

Voting Results for the 2005 Annual Meeting

Item 4. Submission of Matters to a Vote of Security Holders

Abbott Laboratories held its Annual Meeting of Shareholders on April 22, 2005. The following is a summary of the matters voted on at that meeting.

(a) The shareholders elected Abbott's entire Board of Directors. The persons elected to Abbott's Board of Directors and the number of shares cast for and the number of shares withheld, with respect to each of these persons, were as follows:

Name	Votes For	Votes Withheld
Roxanne S. Austin	1,335,745,463	24,119,515
William M. Daley	1,341,199,411	18,665,567
H. Laurance Fuller	1,336,590,924	23,274,054
Richard A. Gonzalez	1,323,525,501	36,339,477
Jack M. Greenberg	1,338,458,177	21,406,801
Jeffrey M. Leiden, M.D., Ph.D.	1,330,165,076	29,699,902
The Lord Owen CH	1,342,882,255	16,982,723
Boone Powell Jr.	1,337,056,319	22,808,659
Addison Barry Rand	1,337,206,795	22,658,183
W. Ann Reynolds, Ph.D.	1,333,234,174	26,630,804
Roy S. Roberts	1,343,081,511	16,783,467
William D. Smithburg	1,335,222,369	24,642,609
John R. Walter	1,334,641,826	25,223,152
Miles D. White	1,334,508,735	25,356,243

(b) The shareholders ratified the appointment of Deloitte & Touche LLP as Abbott's auditors. The number of shares cast in favor of the ratification of Deloitte & Touche LLP, the number against, and the number abstaining were as follows:

For	Against	Abstain
1,338,466,739	11,750,298	9,647,941

(c) The shareholders rejected a shareholder proposal on executive compensation. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
58,830,774	1,054,385,293	19,061,307	227,587,604

(d) The shareholders rejected a shareholder proposal concerning performance-based options. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
422,868,073	695,048,135	14,361,166	227,587,604

(e) The shareholders rejected a shareholder proposal concerning *in vitro* testing. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
25,588,601	993,974,542	112,714,231	227,587,604

(f) The shareholders rejected a shareholder proposal concerning political contributions. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
83,669,995	941,974,705	106,632,674	227,587,604

(g) The shareholders rejected a shareholder proposal concerning HIV/AIDS-TB-Malaria Pandemics. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
71,234,106	960,516,598	100,526,670	227,587,604

(h) The shareholders rejected a shareholder proposal on separating the roles of Chair and CEO. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
196,635,942	918,620,280	17,021,152	227,587,604





DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

November 30, 2007

John Schuster
Cahill Gordon & Reindel LLP
Eighty Pine Street
New York, NY 10005-1702

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/30/2007

Re: Beazer Homes USA, Inc.
Incoming letter dated October 15, 2007

Dear Mr. Schuster:

This is in response to your letter dated October 15, 2007 concerning the shareholder proposal submitted to Beazer Homes USA by the Indiana State District Council of Laborers and HOD Carriers Pension Fund. We also have received a letter from the proponent dated November 9, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Michael J. Short
Secretary – Treasurer
Indiana State District Council of Laborers
and HOD Carriers Pension Fund
P.O. Box 1587
Terre Haute, IN 47808-1587

November 30, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Beazer Homes USA, Inc.
Incoming letter dated October 15, 2007

The proposal requests that the board prepare a report evaluating the company's mortgage practices, including the company's potential losses and liabilities relating to its mortgage operations.

We are unable to concur in your view that Beazer Homes USA may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that Beazer Homes USA may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to conclude that Beazer Homes USA has met its burden of establishing that Beazer Homes USA may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Beazer Homes USA may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel

CAHILL GORDON & REINDEL LLP
EIGHTY PINE STREET
NEW YORK, N.Y. 10005-1702

TELEPHONE: (212) 701-3000
FACSIMILE: (212) 269-5420

1990 K STREET, N.W.
WASHINGTON, D.C. 20006-1181
(202) 862-8900
FAX: (202) 862-8958

AUGUSTINE HOUSE
6A AUSTIN FRIARS
LONDON, ENGLAND EC2N 2HA
(011) 44.20.7920.9800
FAX: (011) 44.20.7920.9825

WRITER'S DIRECT NUMBER
(212) 701-3000

October 15, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Beazer—Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), on behalf of our client, Beazer Homes USA, Inc., a Delaware corporation (the "Company"), we are writing to inform you that the Company hereby gives notice of its intention to omit from its proxy statement and form of proxy (together, the "Proxy Statement"), pursuant to Rules 14a-8(i)(5) and 14a-8(i)(7) under the Act, a proposal (together with the statement in support thereof, the "Proposal") from the Indiana State District Council of Laborers and HOD Carriers Pension Fund (the "Proponent") for action at the Company's upcoming Annual Meeting of stockholders to be held in 2008 (the "Annual Meeting"). The Company hereby respectfully requests confirmation by the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Company's Proxy Statement for the reasons set forth herein.

In accordance with Rule 14a-8(j) under the Act, we hereby enclose six copies of this letter and six copies of the following:

1. a letter dated August 29, 2007 from Michael J. Short, Secretary-Treasurer of the Proponent (Exhibit A-1); and

2. a letter dated August 30, 2007 from Linda L. Lockwood, Senior Vice President of U.S. Bank, indicating that the Proponent has been the beneficial owner of at least $2,000 in market value of voting securities of the Company at least one year prior to the receipt of the Proposal (Exhibit A-2).

In addition, a copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Statement for the Annual Meeting.

The Company currently is not able to determine the date upon which it intends to begin mailing the Proxy Statement to stockholders and file the Proxy Statement with the Commission. However, the Company notes that it began mailing and filed its proxy statement for the Company's annual meeting held in 2007 on January 3, 2007. If the Proxy Statement is first mailed to stockholders and filed with the Commission on or about the same date in 2008, this letter setting forth the Company's reasons for omitting the Proposal will have been submitted 80 or more calendar days before such mailing and filing.

The Proposal

The Proponent requests that the Company include the Proposal in the Company's Proxy Statement for its Annual Meeting. The Proposal consists of a resolution which would read in its entirety as follows:

> Resolved: That the shareholders of Beazer Homes USA, Inc. ("Company") request that the Board of Directors prepare within 90 days of its annual meeting a report evaluating the Company's mortgage practices including the Company's potential losses or liabilities relating to its mortgage operations and/or those of any affiliates or subsidiaries and a discussion of the following:
>
> 1. The extent of the Company's mortgage originations in subprime, Alt-A, jumbo and "exotic" mortgages, including piggybacks/second mortgages, interest only loans, negative amortization loans, and low/no documentation loans, as well as what percentage of its mortgage originations may be classified as such mortgages;
>
> 2. Which of the Company's geographic markets are most reliant on mortgages listed in (1) above;
>
> 3. The identity of the purchasers that buy the Company's mortgage loans in the secondary market;
>
> 4. What percentage, if any, of the purchases discussed in (3) have Early Payment Default ("EPD") provisions attached which may require the Company to buy back loans as well as the time frame for those obligations; and

5. How many non-performing loans the Company expects it will have to repurchase during the current and upcoming fiscal year.

The report should be prepared annually at reasonable cost, omit proprietary information and be distributed in the manner deemed most efficient by the Company, including posting on its website.

Reasons for Omission of the Proposal

I. The Proposal concerns a matter dealing with the Company's ordinary business operations, and, therefore, may be excluded under Rule 14a-8(i)(7).

The disclosure in the Company's reports and proxy statements is regulated by the Act and the rules and regulations of the Commission thereunder. As disclosed in footnote 1 (an excerpt of which is attached hereto as Exhibit B-1) to the financial statements of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (the "2006 Form 10-K"), the Company provides mortgage origination services through its subsidiary Beazer Mortgage Corporation ("Beazer Mortgage"). The Company believes that its filings with the Commission include all other information with regard to Beazer Mortgage and its mortgage origination business required to be disclosed by the Act and the rules and regulations of the Commission thereunder.

The Proposal would require the Company to prepare on an annual basis a report "evaluating the Company's mortgage practices including the Company's potential losses or liabilities relating to its mortgage operations" and make certain enumerated disclosures related thereto.[1] Such disclosure is not required by the Act or the rules and regulations of the Commission thereunder. The Company believes that, once applicable regulatory requirements have been met, the determination of what additional information is to be disclosed and the format in which such information is to be disclosed is fundamentally a decision of ordinary business operations properly made by the Company's Board and management and not by its stockholders.

As has been publicly disclosed, the Audit Committee of the Company's Board of Directors is conducting an independent internal investigation into the Company's mortgage origination business and certain accounting and financial reporting matters. If, upon completion of such investigation, the Audit Committee determines that further disclosure regarding Beazer Mortgage and the Company's mortgage origination business is necessary or appropri-

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1 The Company notes that the Proposal raises only disclosure issues. The Proposal does not raise any social or ethical issues that would not be subject to the ordinary business exclusion provided by Rule 14a-8(i)(7).

ate, then the Company will make such disclosure at such time. However, the Company believes that inclusion in the Proxy Statement of the Proposal, at a time when the Company's mortgage origination practices are under investigation by the Audit Committee, could result in the Company being required to make disclosures deemed unnecessary or inappropriate by such committee. Therefore, the Proposal deals with a matter relating to the Company's ordinary business operations and, as described below, the Company should be able to exclude it from the Proxy Statement in reliance upon Rule 14a-8(i)(7).

Rule 14a-8(i)(7) allows a company to omit a stockholder proposal that relates to the ordinary business operations of the company. The Staff has stated that one of the key policy considerations underlying the business operations exclusion provided by Rule 14a-8(i)(7) is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 28, 1998). The Staff has also taken the position that proposals may be excluded under Rule 14a-8(i)(7) based on "the general proposition that some proposals may intrude unduly on a company's 'ordinary business' operations by virtue of the level of detail that they seek." Release No. 34-40018 (May 28, 1998). More specifically, the Staff previously has examined the issue about whether a proposal by stockholders to prepare a special report is excludable and has stated, "[T]he staff will consider whether the subject matter of the special report ... involves a matter of ordinary business; where it does, the proposal will be excludable under [Rule 14a-8]." Release No. 34-20091 (August 16, 1983). The Staff has consistently applied these principles to allow companies to omit from their proxy statements stockholder proposals requiring companies to make disclosures to stockholders beyond applicable regulatory requirements and beyond what the Company's Board and management have determined is necessary and appropriate. See *General Electric Company* (January 28, 2003) (permitting exclusion of proposal seeking disclosure of the method of selecting independent auditors); *General Electric Company* (January 21, 2003) (permitting exclusion of proposal seeking disclosure in annual report of certain subsidiary information); *Refac* (March 27, 2002) (permitting exclusion of proposal requesting disclosure of shareholders of record for and results of voting at the company's annual meeting); *International Business Machines Corporation* (January 9, 2001) (permitting exclusion of proposal requesting, in part, that the company "provide transparent financial reporting of profit from real company operations"; reconsideration denied February 14, 2001); and *Conseco, Inc.* (April 18, 2000) (permitting exclusion of proposal requesting that "accounting methods and financial statements adequately report the risks of subprime lending").

For the reasons set forth above, the Company hereby requests a determination by the Staff that it will not recommend enforcement action to the Commission should the Company omit the Proposal from the Company's Proxy Statement pursuant to Rule 14a-8(i)(7).

II. The Proposal concerns a matter that is not relevant to the Company's operations, and, therefore, may be excluded under Rule 14a-8(i)(5).

Rule 14a-8(i)(5) allows a company to omit a stockholder proposal that relates to operations which account for less than 5% of the company's total assets as of the end of its most recent fiscal year and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.

A. The Company's Mortgage Origination Business Accounted for Less than 5% of the Company's Total Assets as of September 30, 2006 and Provided Less than 5% of the Company's Net Earnings and Gross Sales for Its Fiscal Year Ended 2006.

As shown in footnote 15 (an excerpt of which is attached hereto as Exhibit B-2) to the financial statements of the Company included in the Form 10-K, Beazer Mortgage, which as noted above conducts the Company's mortgage origination business, comprised $163,417,000 of $4,559,431,000, or 3.6%, of the Company's total assets as of September 30, 2006, contributed $4,453,000 of $388,761,000, or 1.1%, of the Company's net income for the fiscal year ended September 30, 2006 ("FY 2006") and contributed $54,344,000 of $5,462,003,000, or 1.0%, of the Company's revenues (which is the Company's term for gross sales) for FY 2006.[2]

B. The Proposal Is Not Otherwise Significantly Related to the Company's Business.

The Staff has generally interpreted the phrase "otherwise significantly related to the company's business" in Rule 14a-8(i)(5) to not allow companies to exclude from proxy statements proposals that raise "social or ethical issues," despite the fact that the subject matter of such issues does not meet or exceed the 5% thresholds described above. See Release No. 34-19135 (October 14, 1982). As described above, the Company's mortgage origination business does not meet or exceed the 5% of the thresholds set forth in Rule 14a-8(i)(5). Further, as noted above, the Proposal does not raise social or ethical issues related to the Company's business. Therefore, the Proposal is similar to other proposals allowed by the Staff to be excluded from proxy statements pursuant to Rule 14a-8(i)(5). See, e.g., *College Retirement Equities Fund* (May 3, 2004); *The Proctor & Gamble Company* (August 11, 2003); and *Hewlett-Packard Company* (January 7, 2003); and *The Walt Disney Company* (November 29, 2002).

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2 The Company notes that it has disclosed in filings made with the Commission that its expected restatement of its financial statements will decrease net income for FY 2006. Although the Company is unable to quantify precisely the impact of the restatement on its previously issued financial statements, it does not believe that any such restatement would result in the percentages set forth above as of September 30, 2006 and for FY 2006 meeting or exceeding 5% thresholds set forth in Rule 14a-8(i)(5).

Even if the Proposal were deemed to implicate social or ethical issues, the Company does not believe that it is significantly related to the Company's business because it would require substantial additional disclosure regarding an insignificant portion of the Company's business. The Company's primary business is the construction and sale of homes. Indeed, the Company is one of the largest homebuilders in the United States and builds in dozens of markets in the Southeast, Mid-Atlantic, Midwest, West and Central United States. The origination of mortgages by Beazer Mortgage is ancillary to the Company's primary business and is offered only as a value-added feature for prospective purchasers of the Company's homes. Such purchasers have available numerous sources to finance their purchase of a home constructed by the Company other than the Company's mortgage origination services. Further, the Company believes that, if it were to discontinue its ancillary mortgage origination business, its primary business of constructing and selling homes would not be significantly affected.

For the reasons set forth above, the Company hereby requests a determination by the Staff that it will not recommend enforcement action to the Commission should the Company omit the Proposal from the Company's Proxy Statement pursuant to Rule 14a-8(i)(5).

Summary

For each of the reasons set forth above, the Company believes that it may omit the Proposal from the Proxy Statement for the Annual Meeting. The Company hereby requests a determination by the Staff that it will not recommend enforcement action to the Commission should the Company omit the Proposal from the Company's Proxy Statement.

Should the Staff disagree with the Company's reasons that it may omit the Proposal from the Proxy Statement, or should the Staff desire any additional information to support of the Company's positions set forth herein, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response to this letter.

[Remainder of this page intentionally left blank]

If you have any questions or comments regarding this request, please call the undersigned at (212) 701-3323.

Very truly yours,

John Schuster

cc: Mr. Michael J. Short
Secretary-Treasurer
Indiana State District Council of Laborers and HOD Carriers Pension Fund
P.O. Box 1587
Terre Haute, IN 47808-1587

Ms. Jennifer O'Dell
Assistant Director, LIUNA Corporate Affairs Department
Laborer's International Union of North America
905 16th Street, N.W.
Washington, DC 20006

Ms. Peggy Caldwell
Senior Vice President and Acting General Counsel
Beazer Homes
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

Ms. Leslie H. Kratcoski
Vice President, Investor Relations & Corporate Communications
Beazer Homes
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

INDIANA STATE DISTRICT COUNCIL OF LABORERS AND HOD CARRIERS PENSION FUND

P.O. Box 1587
Terre Haute, Indiana 47808-1587

Telephone 812-238-2551
Toll Free 800-962-3158
Fax 812-238-2553

Sent Via Fax 770-481-2841

August 27, 2007

Ms. Peggy J. Caldwell
Senior Vice President and Acting General Counsel
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

Dear Ms. Caldwell,

On behalf of the Indiana Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Beazer Homes USA, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 300 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact, Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell to the following address: Laborers' International Union of North America, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Michael J. Short
Secretary-Treasurer

cc: Jennifer O'Dell
Enclosure

Resolved: That the shareholders of Beazer Homes USA, Inc. ("Company") request that the Board of Directors prepare within 90 days of its annual meeting a report evaluating the Company's mortgage practices including the Company's potential losses or liabilities relating to its mortgage operations and/or those of any affiliates or subsidiaries and a discussion of the following:

1. The extent of the Company's mortgage originations in subprime, Alt-A, jumbo and "exotic" mortgages including piggybacks/second mortgages, interest only loans, negative amortization loans, and low/no documentation loans, as well as what percentage of its mortgage originations may be classified as such mortgages;
2. Which of the Company's geographic markets are most reliant on mortgages listed in (1) above;
3. The identity of the purchasers that buy the Company's mortgage loans in the secondary market;
4. What percentage, if any, of the purchases discussed in (3) have Early Payment Default ("EPD") provisions attached which may require the Company to buy back those loans as well as the time frame for those obligations; and
5. How many non-performing loans the Company expects it will have to repurchase during the current and upcoming fiscal year.

The report should be prepared annually at reasonable cost, omit proprietary information, and be distributed in the manner deemed most efficient by the Company, including posting on its website.

Supporting Statement

The homebuilding and mortgage industries in general and our Company in particular face extraordinary challenges at this time. In an article entitled "Feds are investigating homebuilder Beazer: Residential builder probed in connection with potential mortgage fraud," BusinessWeek online (March 28, 2007) the potential scope of our Company's problems is noted:

> ...Federal investigators have opened a broad criminal probe into lending practices, some financial transactions, and other dealings at Beazer Homes USA.
>
> Atlanta-based Beazer, the nation's sixth-largest residential homebuilder, rode high during the heyday of the housing boom — profiting from both selling the homes it constructed and often financing the buyers as well through a wholly owned mortgage arm. It's common in the industry, but Beazer may have pushed the bounds: The North Carolina field offices of the Federal Bureau of Investigation, the Internal Revenue Service, and the Justice Dept. have recently opened a joint investigation into the company over such matters. . . .

In a Form 8-K dated July 23, 2007, the Company disclosed that it is also the subject of a Securities and Exchange Commission formal investigation.

As these investigations are pending, the Company is also experiencing significant declines in revenue. The Company's most recent 10-Q disclosed that for the six months ended March 31, 2007, the Company's revenues declined 31.4%, from $2,374,707,000 to $1,629,309,000 from the same period in the prior year.

Unfortunately, the Company is not providing sufficient information on its mortgage practices for shareholders to adequately monitor risk. For these reasons, we urge shareholders to support our proposal.



Institutional Trust & Custody
PO Box 387
St. Louis, MO 63166-0387
314 418-2520 fax

Sent Via Fax 770-481-2841

August 30, 2007

Ms. Peggy J. Caldwell
Senior Vice President and Acting General Counsel
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

Dear Ms. Caldwell,

US Bank is the record holder for 300 shares of Beazer Homes USA, Inc. ("Company") common stock held for the benefit of the Indiana State District Council of Laborers and HOD Carriers Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Linda L. Lockwood
Senior Vice President

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Organization. Beazer Homes USA, Inc. is one of the ten largest homebuilders in the United States, based on number of homes closed. We design, sell and build primarily single-family homes in over 45 markets located in Arizona, California, Colorado, Delaware, Florida, Georgia, Indiana, Kentucky, Maryland, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Virginia and West Virginia. Through Beazer Mortgage Corporation, or Beazer Mortgage, we offer mortgage origination services to our homebuyers. Beazer Mortgage finances certain of our mortgage lending activities with borrowings under a warehouse line of credit or from general corporate funds prior to selling the loans and their servicing rights shortly after origination to third-party investors. In addition, we offer title insurance services to our homebuyers in many of our markets.

Presentation. The accompanying consolidated financial statements include the accounts of Beazer Homes USA, Inc. and our wholly owned subsidiaries. Intercompany balances have been eliminated in consolidation.

Cash and Cash Equivalents and Restricted Cash. We consider investments with maturities of three months or less when purchased to be cash equivalents. Restricted cash includes cash restricted by state law or a contractual requirement.

Accounts Receivable. Accounts receivable primarily consist of escrow deposits to be received from title companies associated with closed homes. Generally, we will receive cash from title companies within a few days of the home being closed.

Inventory. Owned inventory consists solely of residential real estate developments. Interest, real estate taxes and development costs are capitalized in inventory during the development and construction period. Construction and land costs are comprised of direct and allocated costs, including estimated future costs for warranties and amenities. Land, land improvements and other common costs are typically allocated to individual residential lots on a pro-rata basis, and the costs of residential lots are transferred to construction in progress when home contruction begins. Consolidated inventory not owned represents the fair value of land under option agreements consolidated pursuant to Financial Accounting Standards Board ("FASB") Interpretation No. 46 (Revised), *Consolidation of Variable Interest Entities*, an Interpretation of ARB No. 51 ("FIN 46R") or when our option deposits and preacquisition development costs exceed certain thresholds.

Residential Mortgage Loans Available-for-Sale. Residential mortgage loans available-for-sale are stated at the lower of aggregate cost or market value. Gains and losses from sales of mortgage loans are recognized when the loans are sold.

Investments in Unconsolidated Joint Ventures. We participate in a number of land development joint ventures in which we have less than a controlling interest. Our joint ventures are typically entered into with developers and other homebuilders to develop finished lots for sale to the joint venture's members and other third parties. We account for our interest in these joint ventures under the equity method. We recognize our share of profits from the sale of lots to other buyers. Our share of profits from lots we purchase from the joint ventures is deferred and treated as a reduction of the cost of the land purchased from the joint venture. Such profits are subsequently recognized at the time the home closes and title passes to the homebuyer. Our joint ventures typically obtain secured acquisition and development financing.

Property, Plant and Equipment. Property, plant and equipment is recorded at cost. Depreciation is computed on a straight-line basis at rates based on estimated useful lives as follows:

Buildings	15 – 30 years
Machinery and equipment	3 – 10 years
Information systems	5 years
Furniture and fixtures	3 – 7 years
Leasehold improvements	Lesser of the lease term or the estimated useful life of the asset

(b) Primarily consists of cash and cash equivalents, consolidated inventory not owned, deferred taxes, and capitalized interest and other corporate items that are not allocated to the segments.

(c) Segment assets as of both September 30, 2006 and 2005 include goodwill assigned from prior acquisitions as follows: $55.5 million in the West, $23.3 million in the Mid-Atlantic, $13.7 million in Florida, $17.6 million in the Southeast and $11.2 million in Other homebuilding. There was no change in goodwill from September 30, 2005 to September 30, 2006.

(15) Supplemental Guarantor Information

As discussed in Note 7, our obligations to pay principal, premium, if any, and interest under certain debt are guaranteed on a joint and several basis by substantially all of our subsidiaries. Certain of our title and warranty subsidiaries and Beazer Mortgage do not guarantee our Senior Notes or our Revolving Credit Facility. The guarantees are full and unconditional and the guarantor subsidiaries are 100% owned by Beazer Homes USA, Inc. We have determined that separate, full financial statements of the guarantors would not be material to investors and, accordingly, supplemental financial information for the guarantors is presented.

Beazer Homes USA, Inc.
Consolidating Balance Sheet
September 30, 2006
(in thousands)

	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Beazer Mortgage Corp.	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
ASSETS						
Cash and cash equivalents	$ 254,915	$ (105,158)	$ 5,664	$ 7,149	$ —	$ 162,570
Restricted cash	—	4,873	5,000	—	—	9,873
Accounts receivable	—	328,740	4,329	502	—	333,571
Owned inventory	—	3,048,891	—	—	—	3,048,891
Consolidated inventory not owned	—	471,441	—	—	—	471,441
Residential mortgage loans available-for-sale	—	—	92,157	—	—	92,157
Investment in and advances to unconsolidated joint ventures	3,093	119,706	—	—	—	122,799
Deferred tax assets	59,345	—	497	—	—	59,842
Property, plant and equipment, net	—	28,454	954	57	—	29,465
Goodwill	—	121,368	—	—	—	121,368
Investments in subsidiaries	1,829,969	—	—	—	(1,829,969)	—
Intercompany	1,250,702	(1,328,310)	52,397	25,211	—	—
Other assets	22,751	74,751	2,419	7,533	—	107,454
Total Assets	$ 3,420,775	$ 2,764,756	$ 163,417	$ 40,452	$ (1,829,969)	$ 4,559,431
LIABILITIES AND STOCKHOLDERS' EQUITY						
Trade accounts payable	$ —	$ 140,902	$ 132	$ 97	$ —	$ 141,131
Other liabilities	66,296	456,706	9,166	14,846	—	547,014
Intercompany	(1,959)	—	—	1,959	—	—
Obligations related to consolidated inventory not owned	—	330,703	—	—	—	330,703
Senior notes (net of discounts of $3,578)	1,551,422	—	—	—	—	1,551,422
Junior subordinated notes	103,093	—	—	—	—	103,093
Warehouse line	—	—	94,881	—	—	94,881
Other notes payable	—	89,264	—	—	—	89,264
Total Liabilities	1,718,852	1,017,575	104,179	16,902	—	2,857,508
Stockholders' Equity	1,701,923	1,747,181	59,238	23,550	(1,829,969)	1,701,923
Total Liabilities and Stockholders' Equity	$ 3,420,775	$ 2,764,756	$ 163,417	$ 40,452	$ (1,829,969)	$ 4,559,431

Beazer Homes USA, Inc.
Consolidating Statements of Income
(in thousands)

	Beazer Homes USA, Inc.	Guarantor Subsidiaries	Beazer Mortgage Corp.	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Beazer Homes USA, Inc.
For the fiscal year ended September 30, 2006						
Total revenue	$ —	$5,418,189	$ 54,344	$ 9,080	$ (19,610)	$5,462,003
Home construction and land sales expenses	96,242	4,124,686	—	—	(19,610)	4,201,318
Gross profit	(96,242)	1,293,503	54,344	9,080	—	1,260,685
Selling, general and administrative expenses	—	602,578	44,093	2,339	—	649,010
Operating income	(96,242)	690,925	10,251	6,741	—	611,675
Equity in loss of unconsolidated joint ventures	—	(772)	—	—	—	(772)
Royalty and management fee expenses	—	3,098	(3,098)	—	—	—
Other income, net	—	2,311	—	—	—	2,311
Income before income taxes	(96,242)	695,562	7,153	6,741	—	613,214
Provision for income taxes	(36,332)	255,544	2,700	2,541	—	224,453
Equity in income of subsidiaries	448,671	—	—	—	(448,671)	—
Net income	$ 388,761	$ 440,018	$ 4,453	$ 4,200	$ (448,671)	$ 388,761
For the fiscal year ended September 30, 2005						
Total revenue	$ —	$4,949,699	$ 54,310	$ 7,621	$ (16,277)	$4,995,353
Home construction and land sales expenses	89,678	3,749,899	—	—	(16,277)	3,823,300
Gross profit	(89,678)	1,199,800	54,310	7,621	—	1,172,053
Selling, general and administrative expenses	—	521,639	38,683	1,868	(7,290)	554,900
Goodwill impairment	—	130,235	—	—	—	130,235
Operating income	(89,678)	547,926	15,627	5,753	7,290	486,918
Income before income taxes	—	5,021	—	—	—	5,021
Other income, net	—	7,395	—	—	—	7,395
Income before income taxes	(89,678)	560,342	15,627	5,753	7,290	499,334
Provision for income taxes	(33,732)	259,758	5,878	2,164	2,742	236,810
Equity in income of subsidiaries	318,470	—	—	—	(318,470)	—
Net income	$ 262,524	$ 300,584	$ 9,749	$ 3,589	$ (313,922)	$ 262,524
For the fiscal year ended September 30, 2004						
Total revenue	$ —	$3,899,971	$ —	$ 7,138	$ —	$3,907,109
Home construction and land sales expenses	76,035	3,023,697	—	—	—	3,099,732
Gross profit	(76,035)	876,274	—	7,138	—	807,377
Selling, general and administrative expenses	—	436,726		2,552	(9,836)	429,442
Operating income	(76,035)	439,548	—	4,586	9,836	377,935
Equity in income of unconsolidated joint ventures	—	1,561	—	—	—	1,561
Other income, net	—	7,079	—	—	—	7,079
Income before income taxes	(76,035)	448,188	—	4,586	9,836	386,575
Provision for income taxes	(29,654)	174,794	—	1,788	3,836	150,764
Equity in income of subsidiaries	282,192	—	—	—	(282,192)	—
Net income	$ 235,811	$ 273,394		$ 2,798	$ (276,192)	$ 235,811

INDIANA STATE DISTRICT COUNCIL OF LABORERS AND HOD CARRIERS PENSION FUND

P.O. Box 1587
Terre Haute, Indiana 47808-1587

Telephone 812-238-2551
Toll Free 800-962-3158
Fax 812-238-2553

November 9, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Beazer Homes USA, Inc.'s Request for No-Action Advice Concerning the Indiana State District Council of Laborers and HOD Carriers Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Indiana State District Council of Laborers and HOD Carriers Pension Fund ("Fund") hereby submits this letter in reply to Beazer Homes USA, Inc.'s ("Beazer" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2008 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal concerns a matter that clearly transcends the Company's ordinary business operations so it is not excludable under Rule 14a-8(i)(7)

The Company first argues that the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company. The Company bears the burden of persuasion to show that such is the case – a burden we will show it fails to meet.

The Company states that a key policy consideration behind the ordinary business exclusion is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 28, 1998).

The Proposal requests that the Company's Board of Directors prepare a report evaluating the Company's mortgage operations in order to provide vital information to shareholders as they monitor their investment in Beazer as it confronts a crisis relating to its mortgage practices. None of the extraordinary challenges confronting Beazer today, nor the information we seek to elicit, can reasonably be construed as "ordinary business."

Consider the following:

- The *Wall Street Journal* reported on August 1, 2007:

  Shares of Beazer Homes USA Inc. lost as much as 40% Wednesday morning on talk that the company could be filing for bankruptcy, but the home builder strong dismissed the rumors in a statement as 'scurrilous and unfounded.' (emphasis supplied)

- The closing price of Beazer's stock on Nov. 8, 2006, was $41.03. The closing price of Beazer's stock on Nov. 8, 2007, was $9.79.

- A Beazer News Release on July 26, 2007, noted:

  As previously disclosed on March 29, 2007, **Beazer Homes received a subpoena from the United States Attorney's office in the Western District of North Carolina, seeking the production of documents focusing on the Company's mortgage origination services. On May 1, 2007 the Company received notice that the Securities and Exchange Commission had commenced an informal inquiry to determine whether any person or entity related to Beazer Homes had violated federal securities laws.** On July 20, 2007, the Company received a formal order of private investigation issued by the SEC in this matter. The Company intends to continue to fully cooperate with all related inquiries.

  Together with certain of its subsidiaries and current and former officers and directors, the Company has also been named as a defendant in several purported class action lawsuits.

  In response to these matters, **the Audit Committee of the Beazer Homes Board of Directors and its independent legal counsel and financial consultant launched an internal review of Beazer Homes' mortgage origination business and related matters.** The results of the ongoing review by the Audit Committee, the governmental investigations, or the pending lawsuits could result in the payment of criminal or civil fines, the imposition of an injunction on future conduct, the imposition of other penalties, or other consequences, including the Company adjusting the conduct of certain of its business operations and the timing and content of its existing and future public disclosures, **any of which could have a material adverse effect on the business, financial condition or results of operations of the Company.** (emphasis supplied)

- A Beazer News Release on October 11, 2007 ("Beazer Homes Announces Findings of Independent Audit Committee Investigation") stated:

  Beazer Homes USA, Inc. (NYSE: BZH) (www.beazer.com) today announced interim findings from its Audit Committee's previously announced independent internal investigation into the Company's mortgage origination business and certain accounting and financial reporting matters.

> **The Audit Committee has determined that it will be necessary for the Company to restate its financial statements relating to fiscal years 2004 through 2006 and the interim periods of fiscal 2006 and fiscal 2007** (collectively the "restatement period"). **The restatement is also expected to impact the financial results for fiscal years 1999 through 2003** and the Company expects that it will reflect the impact of financial results for these prior years as a part of the opening balances in the financial statements for the restatement period.
>
> As described more fully below, the Company expects the restatement's cumulative impact will likely be an increase in net income, but will reflect an expected decrease in net income for the Company's 2006 fiscal year. Until the internal investigation is completed and the restatement is finalized, the Company is unable to quantify precisely the impact of the restatement on its previously issued financial statements. **As a result of the Audit Committee's findings, the Company's previously issued financial statements for the periods impacted by the restatement as described above and the related audit reports of the Company's independent registered public accounting firm should no longer be relied upon.**
>
> . . . .
>
> **The internal investigation found evidence that employees of the Company's Beazer Mortgage Corporation subsidiary violated certain U.S. Department of Housing and Urban Development ('HUD') regulations. . .** (emphasis supplied)

- In a Form 8-K filing submitted by Beazer on August 15, 2007, the Company reported:

> As previously disclosed in the Company's Form 12b-25 Notification of Late Filing filed with the Securities and Exchange Commission (the "SEC") on August 10, 2007, the Company has not yet filed with the SEC the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. The Company's delay in filing the Form 10-Q is the result of an independent internal investigation being conducted by the Audit Committee of the Beazer Homes Board of Directors into Beazer Homes' mortgage origination business, including, among other things, an investigation of certain evidence that the Company's subsidiary, Beazer Mortgage Corporation, violated U.S. Department of Housing and Urban Development ("HUD") regulations and may have violated certain other laws and regulations in connection with certain of its mortgage origination activities. The Audit Committee has retained independent legal counsel which, in turn, has retained independent forensic accountants, to assist with the investigation. During the course of the investigation, it was also discovered that the Company's former Chief Accounting Officer caused reserves and other accrued liabilities, relating primarily to land development costs and costs to complete houses, to have been recorded in prior accounting periods in excess of

amounts that would have been appropriate under generally accepted accounting principles.

- In a Form 8-K filing submitted by Beazer on November 5, 2007, the Company reported:

> On November 5, 2007, the Company also announced that it has recently taken steps to further reduce its overall cost structure and improve operating efficiencies. **As a result, in October 2007, the Company further reduced overall headcount by approximately 650 positions, or 25%. Since peak headcount levels in March 2006, overall headcount has declined by over 50% through reductions in force and attrition.** The Company expects these headcount reductions to result in annualized cost savings of at least $30 million. In addition, the Company has reorganized accounting and back-office functions and is centralizing a number of marketing initiatives to achieve additional efficiencies.
>
> **The Company also announced that its Board of Directors has voted to suspend the Company's quarterly dividend of $0.10 per share.** The Board concluded that this action, which will allow the Company to conserve approximately $16 million of cash on an annual basis, is prudent in light of the continued deterioration in the housing market at this time. (emphasis supplied)

We respectfully submit that rumored bankruptcies, state and federal investigations, internal investigations, stock price drops of 40% in a morning, financial restatements covering multiple years, "headcount reductions" of more than 50%, suspension of dividends, and Company statements that its financial statements cannot be relied upon cannot reasonably be construed as matters of ordinary business.

We have noted above the extreme circumstances facing Beazer today. If state and federal investigations had not been commenced, it is unclear whether Beazer's Audit Committee would have begun an internal investigation. Shareholders are entitled to the type of information requested by the Proposal in order to monitor their investment. The Company should not be able to hide behind the assertion that recent events represent no more than "ordinary business." Such is clearly not the case.

In Staff Legal Bulletin No. 14A (July 12, 2002) it was noted:

> The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters.[]
>
> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the 'ordinary business' exclusion, we are modifying our treatment of proposals relating to this topic.[] . . . .

The analogy to the widespread debate surrounding equity-based compensation is apt. The subprime crisis that has engulfed the country and dominated news the last several months, as well as the severe economic and financial crisis that has ensued, certainly serves to elevate what admittedly once might have been a matter of ordinary business to anything but that today.

For these reasons, we submit that the Company has failed to satisfy its burden of persuasion under Rule 14a-8(i)(7) and the Proposal should be included in the Company's proxy statement.

The Company also fails to satisfy its burden under Rule 14a-8(i)(5) of proving that the Proposal concerns a matter not relevant to the Company's operations

First, we believe that this argument may be disposed of based on a single representation made in the Company's recent (Oct. 11, 2007) News Release, in which it noted:

> As a result of the Audit Committee's findings, the Company's previously issued financial statements for the periods impacted by the restatement as described above and the related audit reports of the Company's independent registered public accounting firm should no longer be relied upon.

Yet, the Company seeks to do exactly that: Rely on its financial statements to demonstrate its mortgage business is below a mandated threshold under Rule 14a-8(i)(5).
It should not be allowed to contravene its own advice when it serves its purpose. Beazer states its financial statements cannot be relied upon and the Staff should not rely upon them.

Although that is sufficient to rebut the Company's argument under (i)(5), we would also briefly note that we believe the above-quoted information concerning the enormous challenges confronting Beazer amply demonstrates that the Proposal is in fact "significantly related to the company's business." The Company finds itself in crisis today, in large part as a result of its mortgage operations.

Conclusion

For all these reasons we believe the company has failed to satisfy its burdens of persuasion under Rules 14a-8(i)(5) and (7) and its request should be denied. Should you wish to discuss this matter further, please contact Ms. Jennifer O'Dell, LIUNA's Assistant Director of Corporate Affairs at (202) 942-2359.

Sincerely,

Michael J. Short
Secretary-Treasurer

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



February 5, 2003

Marc E. Manley
Chief Legal Officer
Cinergy Corp.
139 East Fourth Street
P.O. Box 960
Cincinnati, OH 45201-0960

Act 1934
Section 14A-8
Date 2/5/2003

Re: Cinergy Corp.
Incoming letter dated December 23, 2002

Dear Mr. Manley:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to Cinergy by the Presbyterian Church (USA). We also have received a letter from the proponent dated February 3, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
Presbyterian Church (USA)
National Industries Division
100 Witherspoon Street
Louisville, KY 40202-1396

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cinergy Corp.
Incoming letter dated December 23, 2002

The proposal urges the board of directors to issue a report disclosing: (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities.

There appears to be some basis for your view that Cinergy may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., evaluation of risks and benefits). Accordingly, we will not recommend enforcement action to the Commission if Cinergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Cinergy relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor

Cinergy Corp.
139 East Fourth Street
P.O. Box 960
Cincinnati, OH 45201-0960
Tel 513.287.3023
Fax 513.287.1363

Jerome A. Vennemann
Vice President
General Counsel
Assistant Corporate Secretary

HAND DELIVERY

CINERGY.

December 23, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted to Cinergy Corp.

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, Cinergy Corp., a Delaware corporation, requests confirmation that the Staff of the Securities and Exchange Commission will not recommend any enforcement action if Cinergy omits from its proxy solicitation materials for its 2003 Annual Meeting of Shareholders (the "2003 Meeting") a proposal submitted by the Presbyterian Church (USA) (the "Proponent").

Cinergy is a utility holding company that owns all the common stock of The Cincinnati Gas & Electric Company ("CG&E") and PSI Energy, Inc. ("PSI"), both of which are public utility subsidiaries. CG&E is a combination electric and gas public utility that provides service in the southwestern portion of Ohio. CG&E's principal subsidiary, The Union Light, Heat and Power Company ("UHL&P"), provides electric and gas service in northern Kentucky. PSI is a vertically integrated and regulated electric utility that provides service in portions of Indiana. In 2001, CG&E began a five-year transition to electric deregulation and customer choice; however, the competitive retail market in Ohio still is in a development stage. The retail electric markets in Indiana and Kentucky remain fully regulated.

Pursuant to Rule 14a-8(j)(2) under the Exchange Act, we submit six (6) copies of this letter, to each of which is attached and identified as Exhibit A the Proponents' resolution and supporting statement (together, the "Proposal"). By copy of this letter, Cinergy is notifying the Proponent of its intention to omit the Proposal from its proxy solicitation material for the 2003 Meeting.

The Proposal requests that Cinergy's Board of Directors report to shareholders by August 2003 on the economic risks associated with certain emissions, Cinergy's public stance regarding efforts to reduce those emissions and the economic benefits of committing to a substantial reduction of the emissions.

Cinergy believes that the Proposal properly may be excluded from its proxy solicitation materials pursuant to:

- Rule 14a-8(i)(3) under the Exchange Act because the Proposal violates Rule 14a-9;
- Rule 14a-8(i)(7) because the Proposal relates to Cinergy's ordinary business operations; and
- Rule 14a-8(i)(10) because it has been substantially implemented and, therefore, is moot.

I. The Proposal is Excludable under Rule 14a-8(i)(3)

A. The Proposal is Vague, Indefinite and Ambiguous

We believe the Proposal may be excluded because it is vague, indefinite and ambiguous. The Proposal requires a report on

> "(a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of these emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)."

The Staff has allowed companies to exclude shareholder proposals under Rule 14a-8(i)(3) that are so vague, indefinite and ambiguous that the shareholders voting on the proposal would not be able to determine, with any reasonable certainty, exactly what action the company would be required to take if the proposal were approved. *See* Hormel Foods Corporation (November 19, 2002), Wal-Mart Stores, Inc. (April 2, 2001), McDonald's Corporation (March 13, 2001) and Comshare Incorporated (August 23, 2000).

The Proposal meets this test for two reasons. First, the Proposal is not clear as to what economic risks and benefits the report is supposed to address and how they are supposed to be addressed within the report. Because they are economic, these risks and benefits each should be quantifiable, at least within a range of reasonable likelihood. Certainly, past and present costs are quantifiable and anticipated future costs can be estimated. However, Cinergy is required to, and already does, report extensively on historical and anticipated environmental costs and known future contingencies (including legal and regulatory contingencies) in its financial statements and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Are these the economic risks referred to by the Proponent? If so, the report would be duplicative. If not, what are they?

Similarly, how are the economic benefits to be addressed within the report? The Supporting Statement for the Proposal asserts that "taking early action on reducing emissions . . . could better position companies over their peers" and "[i]naction . . . could expose companies to reputation and brand damage . . ." (emphasis added). The Resolution refers to "potential improvement in competitiveness and profitability" as a result of "committing to" reducing emissions (emphasis added). These are speculative hopes and theories of the Proponent relating principally to intangible possible benefits. They are not quantifiable by any company and, despite early stage deregulation in Ohio, they are particularly out of context when applied to a still heavily regulated company in a highly regulated industry.

Against this backdrop, a report by the Board of Directors either would be repetitive of information already provided to shareholders or would be a speculative exercise that would not yield any meaningful information to shareholders.

Second, because of the way in which the Resolution is phrased and punctuated, it is unclear what is intended to be done under part (a). Is the report supposed to address (1) the economic risks associated with emissions and (2) the public stance of Cinergy regarding reduction of emissions? Or is it supposed to address the economic risks associated with (1) emissions and (2) Cinergy's public stance?

Neither Cinergy's shareholders in voting, nor its Board of Directors if the Proposal were adopted, can know exactly what the requested report is supposed to address. Therefore, the Proposal should be excluded.

B. The Proposal is Materially False and Misleading

The Proposal also is excludable because it is false and misleading and violates Rule 14a-9. By asking Cinergy to speculate on unknown and unknowable future risks and benefits, the Proposal falsely and misleadingly implies that Cinergy could issue a meaningful report that goes beyond the information already given or freely available to shareholders. Additionally, the overall tone of the Proposal creates the false impression to shareholders that Cinergy is not taking steps to reduce emissions, that Cinergy's public stance on emissions reduction is posing economic risks and that a change in policy would improve competitiveness and profitability. This ignores Cinergy's multitudinous efforts in the environmental area and essentially impugns management by implying that it is not maximizing profitability and, therefore, not acting in the best interests of Cinergy's shareholders.

Finally, the fifth and sixth paragraphs of the Supporting Statement (beginning "U.S. power plants . . ." and "Scientific studies show . . .") are excludable under Rule 14a-8(i)(3) because they are, in their entirety, generalized unsupported assertions of fact for which no authority is cited in the Proposal. *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) stating that "shareholders should provide factual support for statements in [a] proposal and supporting statement."

II. The Proposal is Excludable under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) allows a proposal to be excluded from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." Pursuant to Rule 14a-8(i)(7), the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even if the proposal would not require that the company take any particular action with respect to those business operations.

In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission specifically addressed the issue of the excludability under Rule 14a-8(i)(7) (then Rule 14a-8(c)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. Paragraph 5 of the Release states:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders (c)(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

Cinergy is one of the country's leading public utilities. The types of emissions referred to in the Proposal are an inherent aspect of Cinergy's business, as are Cinergy's efforts to minimize any resulting financial risks and maximize competitiveness and profitability. In addition, emissions from Cinergy's facilities are in compliance with all applicable state and federal permits. Thus, the report contemplated by the Proposal is precisely the type of report contemplated by Release No. 34-20091 that the Staff, in directly analogous circumstances involving shareholder proposals requesting reports on companies' environmental matters, has found to be excludable in accordance with Rule 14a-8(i)(7).

In Duke Power Company (March 7, 1988), the Staff concurred in the omission under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company report on the environmental impact of its power plant emissions as well as its environmental control and pollution protection devices. In Carolina Power & Light Co. (March 30, 1988), the Staff concurred in the omission under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company issue an annual report on the release of waste and the company's environmental protection and control activities with regard to such releases. Similarly, in Pacific Telesis Group (February 21, 1990), under Rule 14a-8(i)(7), the Staff concurred that the company could omit from its proxy statement a shareholder proposal requesting that the company seek improved ways of waste reduction and report on it. And, in E.I. DuPont de Nemours and Company (March 8, 1991), the Staff concurred in the omission under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company accelerate its plans to phase out chlorofluorocarbon and halon production and prepare a report showing the increase in research and development expenditures to accomplish the plan.

It is particularly noteworthy that, when the DuPont shareholder proposal discussed above resulted in litigation, the United States Court of Appeals for the District of Columbia Circuit specifically upheld the exclusion pursuant to Rule 14a-8(i)(7) of the requested report on the basis that the proponent had not shown that the information sought implicated significant policy issues. Roosevelt v. E.I. DuPont de Nemours & Co., 958 F.2d 416 (D.C. Cir. 1992) (opinion by Judge Ruth Bader Ginsberg).

Not only does the Proposal call for a report on a subject (environmental matters) that is part of Cinergy's ordinary business, it requests a report on the financial aspects of that subject, which also are a part of Cinergy's ordinary business.

As previously indicated, any known material information that would be covered by the report already is required to be addressed in MD&A, which, in addition to past and present costs, must discuss "material commitments for capital expenditures," "known material trends . . . in . . . capital resources" and "material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." Regulation S-K, Item 303(a).

Cinergy's fiscal year MD&A is furnished, as required by Rule 14a-5(ii), to all shareholders in its Annual Report. The MD&A and the Notes to Cinergy's financial statements (which, of course, also are part of the information provided to shareholders in the Annual Report) discuss in great detail currently proposed legislative and regulatory actions which could affect the company in the environmental area. Shareholders are well aware that Cinergy is likely to incur costs related to these issues. However, the extent of these costs will depend on what regulations ultimately are adopted and on what costs are recovered from customers, either through pricing in a deregulated environment or through the rate structure in a regulated environment. Similarly, as required, Cinergy's MD&A and financial statement Notes discuss known material pending and threatened legal risks. Again, however, the eventual outcome of these matters is unknown.

The Proposal has no time limit or parameters on its request for information on future economic risks. This is a subject on which Cinergy certainly cannot provide information beyond what is given in MD&A. Such "information" would be well beyond forward-looking information and into the realm of speculation on future governmental policy and regulatory and legal actions which, at this time, may not even be contemplated or feasible.

The Staff has consistently taken the position that a proposal relating to the presentation of financial information in reports to shareholders is a matter of ordinary business. This Proposal relates to financial information that is required both in the Notes to Cinergy's financial statements and in MD&A, which is an integral part of the financial package that must be furnished to shareholders. The Proposal is directly analogous to the proposals in J.P. Morgan Chase & Co. (February 28, 2001) and Willamette Industries, Inc. (March 20, 2001). In each case the Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) because it related to an "evaluation of risk" in a report to shareholders.

We do not believe that the Staff's positions on reports concerning ordinary business matters (in Cinergy's case, environmental issues), and particularly on the financial aspects of those matters, are or should be affected by the Staff's recent determination not to treat proposals relating to the expensing of stock options as ordinary business matters. The decision to, or not to, expense options has the potential to make a material difference in a company's reported income and on its financial presentation. (Cinergy announced in July 2002 that it will expense stock options beginning in 2003.) Also, the expensing decision is black or white; there are no shades of gray. On the other hand, as discussed at length above and below in this letter, a report is simply a report and, when it can only duplicate information already required or available, is of no value. Even more important, a report on economic risks and benefits enters into the realm of risk evaluation, and the balancing of often highly uncertain detriments and benefits, that is uniquely the province of management in its ongoing operation of the business. This is not a proper subject for shareholder action.

Therefore, because the Proposal relates to inherent aspects of Cinergy's ordinary business operations, it is excludable under Rule 14a-8(i)(7).

We also note that the Staff has a consistent policy of not allowing revisions under Rule 14a-8(i)(7). Therefore, if any portion of the Proposal is excludable under Rule 14a-8(i)(7), the entire Proposal may be excluded. *See* Kmart Corporation (March 12, 1999), The Warnaco Group, Inc. (March 12, 1999) and Chrysler Corporation (February 18, 1998).

III. The Proposal Is Excludable Under Rule 14a-8(i)(10)

Cinergy believes that the Proposal is moot within the meaning of Rule 14a-8(i)(10) because it has been, and is being, substantially implemented. To the extent possible, Cinergy has previously provided extensive information regarding the topics addressed by the Proposal, and it will continue to do so. A company need not have implemented a shareholder proposal word-for-word to avail itself of Rule 14a-8(i)(10). *See* Exchange Act Release No. 34-20091 (August 16, 1983).

The Proponent asks Cinergy to report on the economic risks associated with the company's emissions of carbon dioxide (CO2), sulfur dioxide (SO2), nitrogen oxide (NOx) and mercury. However, Cinergy already provides pages of information on these topics in its quarterly and annual SEC filings. In addition to the Notes to the financial statements and MD&A concerning past, present and anticipated future costs and regulatory and legal developments, the 2001 Annual Report's MD&A section on Environmental Commitment and Contingency Issues sets out Cinergy's plan for managing the economic risks associated with environmental regulation. The plan includes: "implementing cost-effective greenhouse gas emission reduction and offsetting activities; ...funding research to better understand the causes and consequences of climate change; encouraging a global discussion of the issues and how best to manage them; and advocating comprehensive legislation for fossil-fired power plants." These filings also detail Cinergy's ongoing expenditures to reduce emissions including its current program of installing state-of-the-art NOx controls at its biggest coal units. This program involves capital expenditures in excess of $800 million.

In addition to these disclosures, Cinergy also provides extensive public information regarding its air emissions and its efforts to reduce those emissions. For instance, last year Cinergy published a report on its environmental track record during the decade of the Nineties. This report, "A Decade of Progress," details Cinergy's progress in addressing key air pollution emissions including NOx, SO2 and CO2. The report is readily available to both shareholders and the general public on Cinergy's website at www.cinergy.com. In the report, Cinergy details expenditures of over $650 million in the last decade to reduce emissions of NOx and SO2, along with its extensive investments in combined heat and power projects, integrated coal gasification ("IGCC"), fuel cells and other new energy technologies, and demand management.

In addition, Cinergy publishes an annual environmental report which also discloses the company's emissions of SO2, NOx, mercury and CO2, and discusses the company's present efforts and future plans to reduce these emissions. The 2001 Environmental Progress Report, released in April 2002 ("Environmental Report"), also is available to shareholders and the general public on Cinergy's website at www.cinergy.com. In the Environmental Report's *Letter from the Chairman*, Cinergy's Chairman, President and Chief Executive Officer James E. Rogers states that "it is Cinergy's commitment to produce our essential product more efficiently and with an ever-lessening impact on our environment." The next environmental report covering 2002 is currently being compiled and is slated to be released in the Spring of 2003.

Beyond this disclosure, Cinergy has also led the industry in seeking to create a new workable set of emission reduction targets for coal-fired power. To this end, Mr. Rogers and Cinergy's Vice President for Environment have testified repeatedly before Congress seeking federal multi-pollutant legislation for coal-fired power plants that will create a road map for additional reductions of NOx, SO2 and mercury. In one such hearing held in 2001, Mr. Rogers testified before the Senate Environment and Public Works Committee in favor of including a reasonable CO2 component in multi-pollutant legislation, breaking with the main-stream industry view. In Cinergy's 2001 Annual Report Letter to Stakeholders, Mr. Rogers discussed these efforts to secure long-term environmental legislation and stated that, "If we succeed, we will have taken steps to improve the environment while removing much of the uncertainty that surrounds capital investment decisions associated with coal-fired generation."

These activities are representative of many other actions Cinergy has taken to address the impact of its emissions of NOx, SO2, mercury and CO2. We can and will provide details of these actions if the Commission so desires. But the publications and other information discussed in this letter demonstrate that Cinergy is already undertaking actions, in reporting on risks and on its public stance, that meet both the spirit and letter of the proposed shareholder resolution.

Finally, the Proposal asks Cinergy to report on the economic benefits of committing to a substantial reduction of emissions. As previously discussed, this aspect of the Proposal essentially is directed to future intangibles. The future of deregulation is uncertain. Customer choice currently is not an option in two of the three states in which Cinergy operates, and any attempt to quantify the number of Ohio consumers who might select Cinergy over a competitor because Cinergy's energy is cleaner would be pure speculation. As indicated from the information given above, Cinergy devotes considerable time and resources to being a good environmental citizen. As does the Proponent, Cinergy hopes that its actions enhance its brand and, indeed, its bottom line. However, this portion of the Proposal remains moot and substantially implemented because it cannot be implemented further.

In Houston Industries (March 11, 1985), a shareholder proposal requested that the company present stockholders with a study "of all major areas of risk of [a nuclear power project] including, but not limited to, decommissioning, waste disposal, potential licensing problems, and potential cost of cancellation." At the time of the proposal, studies addressing the shareholder concerns were publicly available at relevant state and federal offices. Further, the company had summarized information from one of the studies in a previous quarterly report to shareholders and, in its letter to the Division, the company stated that the shareholders "will similarly be apprised in the future." The Staff took a no-action position in this instance, where the information sought by the shareholder was already available in studies that were in the public realm and about which the company had already communicated with shareholders, and would continue to do so. *See also*, McDonald's Corporation (March 11, 1991) and Niagara Mohawk Power Corporation (February 16, 1995).

Because all the information that the Proposal seeks Cinergy to report to shareholders already exists in the public domain or is communicated directly to shareholders, Cinergy believes the Proposal is moot and therefore excludable under Rule 14a-8(i)(10).

* * *

In conclusion, for the reasons set forth above, Cinergy respectfully requests your advice that no enforcement action will be recommended if the Proposal is omitted from the proxy solicitation materials for the 2003 Meeting. Should the Staff disagree with the conclusions reached in this letter, we would appreciate the opportunity to confer with you before the issuance of a response.

If you have any questions or desire any further information, please contact the undersigned at (513) 287-3023.

Sincerely yours,

Jerome A. Vennemann
General Counsel

Enclosure

cc: Rev. William Somplatsky-Jarman
Mission Responsibility Through Investment

Exhibit A

2003 CINERGY SHAREHOLDER RESOLUTION

WHEREAS:

In 2001 The Intergovernmental Panel on Climate Change concluded that "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities."

In 2001 the National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago... there is general agreement that the observed warming is real and particularly strong within the past 20 years."

The United States government's "Climate Action Report – 2002," concluded that global climate change may harm the country. The report highlights risks to coastal communities in the Southeast due to sea level rise, water shortages throughout the West, and increases in the heat index and frequency of heat waves.

In July 2002, eleven Attorneys General wrote President Bush, outlining their concern over the U.S. Climate Action Report's failure to recommend mandatory reductions of greenhouse gas emissions. They declared that States are being forced to fill the federal regulatory void through state-by-state regulation and litigation, increasing the ultimate costs of addressing climate change. They urged a reconsideration of his regulatory position, and adoption of a "comprehensive policy that will protect both our citizens and our economy."

U.S. power plants are responsible for about two-thirds of the country's sulfur dioxide emissions, one-quarter of its nitrogen oxides emissions, one-third of its mercury emissions, approximately 40 percent of its carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Scientific studies show that air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide every year from pollution-related ailments.

Standards for carbon dioxide emissions and other air pollutants are emerging across multiple fronts. Ninety-six countries have ratified the Kyoto Protocol, requiring carbon dioxide reductions. Massachusetts and New Hampshire have enacted legislation capping power plants emissions of carbon dioxide and other air pollutants. In June 2002 the Senate Environment and Public Works Committee passed a bill seeking to cap emissions from the generation of electric and thermal energy.

We believe that taking early action on reducing emissions and preparing for standards could better position companies over their peers, including being first to market with new high-efficiency and low-emission technologies. Changing consumer preferences, particularly those relating to clean energy, should also be considered.

Inaction and opposition to emissions control efforts could expose companies to reputation and brand damage, and regulatory and litigation risk.

RESOLVED: That the Board of Directors report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability).

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

February 3, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Cinergy Corporation

Via fax

Dear Sir/Madam:

I have been asked by The Presbyterian Church (USA) (referred to hereinafter as the "Proponent"), which is a beneficial owner of shares of common stock of Cinergy Corporation (hereinafter referred to either as "Cinergy" or the "Company"), and which has submitted a shareholder proposal to Cinergy, to respond to the letter dated December 23, 2002, sent to the Securities & Exchange Commission by the Company, in which Cinergy contends that the Proponent's shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Cinergy's year 2003 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls for the Company to report on the production of global warming gases and toxic emissions by its operations.

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues. . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Staff has consistently ruled that shareholder proposals relating to global warming raise such important policy consideration that Rule 14a-8(i)(7) is inapplicable to them. *American Standard Companies, Inc.* (March 18, 2002); *Occidental Petroleum Corporation* (March 7, 2002); *Citigroup, Inc* (February 27, 2002); *Exxon Corporation* (January 30, 1990). Since in *Citigroup* the registrant, in sharp contrast to Company, was not a company whose operations made a major contribution to global warming, *a fortiori*, the Proponent's shareholder proposal raises an important policy issue for Cinergy.

On the merits of why global warming is a significant policy issue for registrants, we refer the Staff to the extensive discussion of that topic in the letters by the undersigned to the Staff, which appear in 2002 SEC No Act. LEXIS 396 (the *American Standard Companies, Inc.* no-action letter of March 18, 2002.) and in 2002 SEC No Act. LEXIS 352 (the *Occidental Petroleum Corporation* no-action letter of March 7, 2002).

RULE 14a-8(i)(3)

A.

We do not believe that there is any ambiguity in the Proponent's request. In answer to the question at the bottom of page 2 of the Company's letter, the proposal deals not only with the types of matters which might be included in the Company's 10K, but also with the information which is described in the final two paragraphs of the whereas clause, including, for example, reputation risk.

Furthermore, not all economic risks are quantifiable, and even those types of soft information which the Company claims to be "quantifiable" are not really quantifiable in any real sense, but rather simply best guesses. Various other types of economic risks, such as reputation risk, are not, so far as we are aware, quantifiable at all. That does not make them any less real. Nor are shareholders unable to understand what is being asked for when a request is made to the Company to discuss possible reputation risk resulting from its course of action or inaction. (With respect to the reality and materiality of reputation risk, we draw the attention of the Staff to the letter, dated May 8, 2001, from Acting Chairman Unger to Congressman Wolf.)

If the Staff were to believe that the Company's second point (concerning punctuation) was well taken, the Proponent would be willing to amend the resolution to make it clear that the report is supposed to address (1) the economic risks associated with emissions and (2) the public stance of Cinergy regarding the reduction of emissions.

B.

We do not believe that the shareholder proposal rule requires proponents to include (in the form of the proposal which appears in the proxy statement) citations for all factual statements made. Instead, it has been the Staff practice to require that such support be supplied to the registrant so that the registrant can check the accuracy of the statement. Nevertheless, were the Staff to request that one or more of these citations be placed in the form of the proposal actually included in J&J's proxy statement, we would, of course, be pleased to comply.

The statistics in the fifth whereas clause are derived, with respect to sulfur dioxide and nitrogen oxides, from information available from the EPA on its website (see www.epa.gov/airtrends (airtrends quality reports (2001)); with respect to carbon dioxide emissions, from information available from the Energy Information Agency of the Department of Energy on its website (see www.eia.doe.gov/emeu/aer (annual energy review 2001)) and, for international comparisons, International Energy Agency, World Energy Outlook, 2002, part D, page 413; with respect to mercury emissions, "Benchmarking Air Emissions of the 100 Largest Electric Generation Owners in the U.S. – 2000", available at www.ceres.org/pdf/emissions.

The statements in the sixth whereas clause are from "The Particulate-Related Health Benefits of Reducing Power Plant Emissions", Abt Associates (October 2000) or its shortened version "Death, Disease & Dirty Power: Mortality and Health Damage Due to Air Pollution from Power Plants" (October 2000), each available at www.cleartheair .org. or at cta.policy.net/fact/mortality.

RULE 14a-8(i)(10)

The Company has failed to carry its burden of proof to show that the Proponent's shareholder proposal is moot.

The Proponent has requested information with respect to:

1) past, present and future emissions of four types of pollutants;

2) the public stance of the company regarding efforts to reduce these four pollutants;

3) economic benefits which may accrue in competitiveness and profitability from a substantial reduction in pollutants.

The Company makes no contention that it has provided any information with respect to item (3).

As to item (2), the only information cited by the Company as having been made available to its shareholders is the statement, quoted in the first full paragraph at the top of page 7, that "it is Cinergy's commitment to produce our essential product more efficiently and with an ever-lessening impact on our environment". We do not believe that a simple platitude constitutes compliance with the Proponent's request for information.

With respect to item (1), the Company has provided some information, but by no means all that has been requested. Although its 2001 Environmental Progress Report gives the actual quantities of emissions of the four pollutants, there is little in the way of projections of future emissions nor is there is a complete discussion of the economic risks associated with these emissions or attempts to reduce them, other than a reference to projected expenditures of $800 million over the next several years to comply with EPA rules. Furthermore, the SEC filed documents do not provide the information requested. For example, although the Company cites its quarterly reports, an examination of its most recent 10Q (for the quarter ended September 30, 2002) reveals that it contains little of the information requested by the Proponent. It has about nine pages of footnotes on environmental matters. However, these pages talk only about existing regulations and litigation about the validity of these regulations. There is almost no forward looking information in the notes, and there certainly is no discussion of the advantages and disadvantages of going beyond the regulatory requirements. Similarly, the MD&A has three paragraphs under the heading "Environmental Issues', all of which refer either to actions by the EPA or to litigation over EPA rules. In the MD&A found in Cinergy's 10K for 2001, there are approximately two pages devoted to Environmental Commitment and Contingency Issues, but, with one exception, the MD&A talks only about regulatory matters and lawsuits about regulatory matters. The exception is a short discussion of the Kyoto treaty, which discussion is quoted in the Company's letter in the second paragraph of its discussion of Rule 14a-8(i)(10). In the 10K financials, Footnote 13 (c) thru (f) contains much the same type of information found in the financials in the 10Q (i.e. the subsections are entitled "Ozone Transport Rulemakings", "New Source Review [by the EPA]", "Beckford Station Notice of Violation" and "EPA Agreement"). Once again, the focus is exclusively on regulatory compliance without any discussion of pro-active possibilities available to the Company.

As can be seen, there is almost nothing of a forward looking nature in response to item (1) of the Proponent's shareholder proposal. Similarly, there is even less with respect to item (2) and absolutely nothing with respect to item (3). Since the Company has made available but a small fraction of the requested information, it cannot be deemed to have substantially implemented the proposal.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-9(i)(10).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Jerome A. Vennemann, Esq.
Rev. William Somplatsky-Jarman
Sister Pat Wolf

To: Grace Lee
FAX 202-942-9525

From: Paul M. Neuhauser
FAX: 941-349-6164
Tel: 941-349-6164

Re: Shareholder proposal submitted to Cinergy Corp by The Presbyterian Church

Number of pages, including this page = 6

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

2007 SEC No-Act. LEXIS 324

Securities Exchange Act of 1934 -- Rule **14a-8(i)(7)**

March 9, 2007

[*1] Dean Foods Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 9, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dean Foods Company
Incoming letter dated January 19, 2007

The proposal requests that an independent committee review the company's **policies** and procedures for its organic dairy products and **report** to shareholders on the adequacy of the **policies** and procedures to protect the company's brands and reputation and address consumer and media criticism.

There appears to be some basis for your view that Dean Foods may exclude the proposal under rule **14a-8(i)(7)**, as relating to Dean Foods' ordinary business operations (i.e., customer relations and decisions relating to supplier relationships). Accordingly, we will not recommend enforcement action to the Commission if Dean Foods omits the proposal from its proxy materials in reliance on rule **14a-8(i)(7)**.

Sincerely,

Tamara M. Brightwell
Special Counsel

INQUIRY-1: ***Dean*** **TM**
FOODS

Dean Foods Company
2515 McKinney Avenue, Suite 1200
Dallas, Texas 75201
Tel 214 303 3400
Fax 214 303 3499

January 19, 2007

U.S. Securities [*2] and Exchange Commission

Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Dean Foods Company -- Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Dean Foods Company, a Delaware corporation ("Dean" or the "Company"), files this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Dean's intention to exclude shareholder proposals and supporting statements from the proxy materials for Dean's 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials"). The Proposals were submitted by Boston Common Asset Management, LLC, the Needmor Fund and the Dominican Sisters of Springfield Illinois (collectively, the "Proponents"). Each of the Proponents submitted an identical proposal and supporting statement, which are collectively referred to in this letter as the "Proposal." Dean asks that the staff of the Division of Corporation Finance of the [*3] Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Dean excludes the Proposal from its 2007 Proxy Materials under Rule **14a-8(i)(7)**, because the Proposal deals with matters relating to the Company's ordinary business operations.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2007 Proxy Materials with the Commission.

THE PROPOSAL

A copy of the Proposal and related correspondence is attached to this letter as Exhibit A.

BACKGROUND

The Proposal requests that an independent committee of the Board review the Company's **policies** and procedures for its organic dairy products and **report** to the shareholders on the adequacy of the **policies** and procedures to (i) protect the Company's organic dairy brands and the Company's reputation with organic food [*4] consumers and (ii) address consumer and media criticism of the Company's organic dairy production and sourcing practices.

GROUNDS FOR EXCLUSION

The Proposal relates to the conduct of ordinary business operations of the Company.

Under Rule **14a-8(i)(7)** of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if such proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018(May 21, 1998) (the "1998 Release"), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Here, the Proposal requests a **report** to the shareholders on the Company's **policies** and procedures in connection [*5] with the production of its organic dairy products, as well as its practices related to sourcing raw milk for its organic products. The Company's policies and procedures in connection with its organic dairy products are related to the Company's ordinary business operations for purposes of Rule **14a-8(i)(7)**.

The Proposal addresses the Company's choice of processes used in producing organic milk at its own farms, as well as its choice of additional suppliers of such organic milk. The ability to make such decisions in connection with the Company's organic dairy products requires business judgment regarding allocation of corporate resources and is fundamental to management's ability to control the day-to-day operations of the Company. In addition, in deciding how to produce or source organic milk for its organic dairy products, the Company considers a wide variety of business factors and economic risks that may affect the Company's operations, reputation and brand value. The Company's management must evaluate a broad spectrum of factors and risks, none of which can readily be isolated from other factors. For these reasons, the Company's policies and procedures for its organic dairy products [*6] are not an appropriate subject for a shareholder proposal.

The choice of process, supplies and suppliers are all clearly matters relating to the Company's ordinary business operations. The Staff has consistently taken the position that shareholder proposals regarding the choice of process and supplies may be omitted from the issuer's proxy material pursuant to paragraph (i)(7) essentially because they "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 34-12999 (November 22, 1976). *See e.g., Borden, Inc.* (January 16, 1990) (proposal excludable because choice of process and supplies used in the preparation of its products was a matter relating to the company's ordinary business operations); *The Kroger Co.* (March 23, 1992) (proposal excludable because choice of process and supplies used in the preparation of its products was a matter relating to the company's ordinary business operations); *Seaboard Corporation* (March 3, 2003) (proposal requesting report [*7] on antibiotics in the company's hog production facilities and those of its suppliers excludable as relating to ordinary business operations); *Walgreen Co.* (October 13, 2006) (Staff concurred with the company's view that the "selection of raw materials and ingredients for its private label cosmetics and personal care product lines, within parameters established by FDA regulations" were considerations related to ordinary business operations). Similarly, proposals that potentially provide shareholders with any ability to second-guess management's decisions regarding ordinary business activities constitute an attempt to interfere with the day-to-day conduct of ordinary business operations. See *PetSmart, Inc.* (April 14, 2006).

In addition, in the 1998 Release, the Commission specifically cited "retention of suppliers" as an example of a task that is "so fundamental to management's ability to run a company on a day-to-day basis" that it cannot, "as a practical matter, be subject to direct shareholder oversight." 1998 Release. The Proposal relates directly to the Company's process of producing organic milk and its choice of supply and suppliers of raw materials for its products and [*8] therefore deals with matters relating to the Company's ordinary business operations and should be excluded.

Further, the Proposal seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature. Decisions concerning the Company's production and sources of organic milk are outside the knowledge and expertise of shareholders as a group. The evaluation of alternative sources of organic milk and organic dairy farming processes requires analysis of a myriad of complex supply chain issues, including product quality, product costs, geographic location, processing and distribution costs and availability. The average shareholder, who presumably lacks training in dairy processing, organic farming or supply chain management issues, would have difficulty evaluating these issues and the data associated with producing or procuring organic milk. The Company's management, with a department at Horizon Organic dedicated to organic milk procurement, is better equipped than its shareholders to deal with these complex issues.

In addition to such supply chain issues, all food products sold in the United States which are certified organic are subject to the United States Department [*9] of Agriculture's ("USDA") organic standards. In order to bear the organic seal, the product's ingredients and production methods have been verified by an accredited certification agency meeting USDA standards for certified organic production. Organic certification includes periodic inspections of farming operations, record-keeping, soil and water conditions and processing and distribution facilities. All of the Company's organic products are certified and meet the USDA's organic standards. The selection of raw materials for the Company's organic products, within parameters established by USDA organic standards, relates to ordinary business operations.

The fact that the Proposal is couched in the form of a request for a report does not change the nature of the subject of the requested report. In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report...involves a matter of ordinary business" and "where it does, the proposal will be excludable." In accordance with this directive, the Staff [*10] has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., AT&T Corp.* (February 21, 2001); *The Mead Corporation* (January 31, 2001); *Wal-Mart Stores, Inc.* (March 15, 1999); *Nike, Inc.* (July 10, 1997).

We are aware that the Staff has previously taken the position that proposals relating to ordinary business matters but "focusing on sufficiently significant social policy issues...generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." See 1998 Release. While we believe that the Proposal itself does not purport to address any social policy issues, we note that the Proponents' supporting statement makes reference to environmental concerns and other social policy concerns. As discussed below, were the Staff to question whether the Proposal implicates significant social policy issues, the Company believes that the "significant social policy exception" to Rule **14a-8(i)(7)** is inapplicable with respect to the Proposal.

In Staff Legal Bulletin [*11] No. 14C (June 28, 2005) ("SLB 14C"), the Staff further clarified which shareholder proposals involving environmental and public health issues they believe would fall under the significant social policy exception. According to SLB 14C, shareholder proposals dealing with environmental or public health concerns may be omitted under the ordinary business operations exclusion in Rule **14a-8(i)(7)** if they call for an internal assessment of risks and liabilities of a company's operations that may adversely affect the environment or the public's health, but not if they call for actual minimization or elimination of such operations. The Staff contrasted the proposal it permitted to be excluded in *Xcel Energy Inc.* (April 1, 2003) (calling for board assessment of economic risks and benefits of certain emissions) with the one it did not permit to be excluded in *Exxon Mobil Corp.* (March 18, 2005) (calling for "a report...on the potential environmental damage that would result from the company drilling for oil and gas in protected areas") to illustrate the distinction. To make such a distinction, the Staff has stated that they will consider both the proposal and the supporting statement [*12] as a whole.

In addition to the evaluation of risks related to environmental and public health concerns, the Staff has also permitted the exclusion of proposals seeking an evaluation of other categories of risks. *See e.g., J.P. Morgan Chase & Co.*(Feb. 28, 2001) (proposal recommending that the board of directors include a discussion of the risks of inflation and deflation in the company's annual **report**); *AT&T Corp.*(Feb. 21, 2001) (proposal requiring a **report** on the company's **policies** for involvement in the pornography industry and an assessment of certain liabilities).

Similar to the *Xcel Energy* proposal described above, the Proposal requests that the Company make an internal assessment of the risks to the Company's brand image and reputation as a result of its organic dairy production and sourcing policies and procedures. Although the supporting statement to the Proposal discusses such issues as environmental protection, animal welfare and working conditions for farm workers, it neither requests that the Company change its **policies** and procedures nor demands that the **report** itself address any specific social **policy** issue. Rather, the Proposal directs the Company to review [*13] its **policies** and procedures for its organic dairy products and to **report** on their impact on such things as brand image and reputation, not environmental protection, public health or any other social **policy** issue. For example, the Proposal's supporting statement concludes with the concern for "brand image and shareholder value." Thus, the Proposal focuses on the Proponents' concern that the Company's organic dairy practices may expose it to economic risk, and consequently, decrease shareholder value. Accordingly, based on the distinction set forth in SLB 14C, the Proposal should be omitted from the Company's proxy materials.

The Proposal expressly requests that an independent committee of the Board prepare a **report** on the adequacy of the Company's **policies** and procedures to "protect our organic dairy brands and our [C]ompany's reputation." In other words, the Proposal is seeking an assessment of the financial risks arising from the Company's organic dairy production and sourcing practices. The assessment of reputational and brand risks is highly complex and requires a detailed assessment of economic, legal and statistical factors which are central to the Company's ordinary business [*14] operations. It is well established that shareholder proposals seeking detailed information on a company's assessment of the financial implications of aspects of its business operations do not raise a significant policy issue and instead involve the ordinary conduct of a business. For example, in *General Electric Company* (January 13, 2006), the Staff concurred that the company could exclude the shareholder proposal requesting a report evaluating "the risk of damage to GE's brand name and reputation" as a result of decisions to "send manufacturing and service work to other countries" because it related to the company's ordinary business operations. In addition, in *Newmont Mining Corporation* (January 12, 2006), the Staff concurred that the company could exclude a proposal seeking a review of the company's business activities, and in particular, certain of the "financial and reputational risks" it faces. In its response, the Staff noted that the proposal was excludable under Rule **14a-8(i)(7)** on the basis that it pertained to the "evaluation of risk." Similarly, in *Xcel Energy* Inc., the Staff permitted the exclusion of a proposal that called for a **report** on the economic risks [*15] associated with the company's greenhouse gas emissions, including the risks to "reputation and brand damage."

In requesting a **report** evaluating the adequacy of the Company's **policies** and procedures to "protect our organic dairy brands and our [C]ompany's reputation," the Proposal focuses on "an internal assessment of risks or liabilities" that the Company faces as a result of its day-to-day operating decisions. The Proposal also relates to matters involving the Company's process of producing organic milk, retention of suppliers, choice of raw materials, compliance with USDA standards and other supply chain issues. Therefore, the Proposal addresses the Company's ordinary business operations, and is excludable under Rule **14a-8(i)(7)**.

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2007 Proxy Materials. Please do not hesitate to call me at (214) 303-3432 if you require additional information or wish to discuss this submission further. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this [*16] letter and returning it to me in the enclosed stamped, self-addressed envelope.

Thank you for your attention to this matter.

Sincerely,

Steven J. Kemps
Senior Vice President and
Deputy General Counsel

December 11, 2006

ATTACHMENT-1

Steven Heim
Director of Social Research

December 11, 2006

Michelle P. Goolsby
Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
Dean Foods Company
2515 McKinney Ave. Suite 1200
Dallas, Texas 75201

RE: Shareholder proposal by Boston Common Asset Management.

Dear Ms. Goolsby:

Boston Common Asset Management, LLC (Boston Common) is an investment manager that serves investors concerned about the social and environmental impact, as well as the financial return, of their investments. Boston Common currently owns 3,900 shares of Dean Food's common stock, in IBT Omnibus Account BOSTONCOMMON. Our clients hold in total about 21,150 shares in Dean Foods and several have been long-term shareholders.

Dean Foods' Horizon Organic brand is the leading organic milk and dairy products brand in the U.S. Organic foods are an important consumer market for Dean Foods. As you know, last year [*17] Boston Common Asset Management and the Needmor Fund filed a shareholder proposal regarding Dean Foods sourcing of raw organic milk from factory farms. We believe that Horizon's brand reputation has been hurt by increasing negative publicity about this. Further, the USDA may adopt stricter organic dairy standards, or may enforce existing standards, and that could seriously jeopardize Horizon's raw milk supply. We continue to believe that Dean's current organic milk procurement policy is a significant business issue that the company should address for its shareholders. Boston Common seeks to resolve concerns with companies through dialogue. We look forward to continuing our discussions regarding these issues. However, we are filing the enclosed proposal to protect our clients' rights to present our concerns to shareholders via the proxy statement, if necessary. Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Boston Common is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number [*18] of shares. Boston Common has held at least $ 2,000 in market value of these securities for more than one year at the time of the filing of this shareholder proposal and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Boston Common is the primary filer for this shareholder proposal. Verification of ownership will be provided under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We look forward to hearing from you. We hope that we may discuss our proposal further and reach an agreement that may allow us to withdraw our proposal. Please send correspondence related to this matter to my attention, to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (802) 223-4627 or (617) 720-5557, via fax at (617) 720-5665, or via email at sheim@bostoncommonasset.com.

Sincerely,

Steven Heim

Director of Social Research

ATTACHMENT-2

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax
(217) 787-8169 [*19]

December 12, 2006

Michelle P. Goolsby
Executive Vice President, Chief Administrative Officer, General Counsel and
Corporate Secretary
Dean Foods Company
2515 McKinney Ave. Suite 1200
Dallas, Texas 75201

Dear Ms. Goolsby:

The Dominican Sisters of Springfield, IL, is the beneficial owner of 80 shares of Dean Foods common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with Boston Common Asset Management. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with Boston Common Asset Management in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. [*20] Steven Heim, representing Boston Common Asset Management, will serve as primary contact for the co-sponsors.

Sincerely,

Sister Linda Hayes, OP
Dominican Sisters of Springfield, IL

ATTACHMENT-3

BOSTON COMMON
ASSET MANAGEMENT, LLC

Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston MA 02109
Tel: (617) 720 5557
Fax: (617) 720 5665

www.bostoncommonasset.com

December 11, 2006

Michelle P. Goolsby
Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
Dean Foods Company
2515 McKinney Ave. Suite 1200
Dallas, Texas 75201

RE: Shareholder proposal by the Needmor Fund.

Dear Ms. Goolsby:

The Needmor Fund holds approximately 3,400 shares of Dean Foods Company (Dean Foods) common stock. Our client, the Needmor Fund, has authorized us to file the enclosed shareholder proposal on their behalf. The Needmor Fund seeks to reflect its values, principles and mission in its investment decisions.

Dean Foods' Horizon Organic brand is the leading organic milk and dairy products brand in the U.S. Organic foods are an important consumer market for Dean Foods. As you know, last year Boston Common Asset Management [*21] and the Needmor Fund filed a shareholder proposal regarding Dean Foods sourcing of raw organic milk from factory farms. We believe that increasing negative publicity about this has hurt Horizon's brand reputation. Further, the USDA may adopt stricter organic dairy standards, or may enforce existing standards, and that could seriously jeopardize Horizon's raw milk supply. We continue to believe that Dean's current organic milk procurement policy is a significant business issue that the company should address for its shareholders. Boston Common and the Needmor Fund seek to resolve concerns with companies through dialogue. We look forward to continuing our discussions regarding these issues. However, we are filing the enclosed proposal to protect our clients' rights to present our concerns to shareholders via the proxy statement, if necessary.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). The Needmor Fund is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above-mentioned number of shares. [*22] The Needmor Fund has held at least $ 2,000 in market value of these securities for more than one year at the time of the filing of this shareholder proposal and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Boston Common is the primary filer for this shareholder proposal. Verification of ownership will be provided under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We look forward to hearing from you. We hope that we may discuss our proposal further and reach an agreement that may allow us to withdraw our proposal. Please send correspondence related to this matter to my attention, to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (802) 223-4627 or (617) 720-5557, via fax at (617) 720-5665, or via email at sheim@bostoncommonasset.com.

Sincerely,

Steven Heim
Director of Social Research

ATTACHMENT-4

Dean Foods -- 2007

Responding to Widespread Consumer Concerns regarding the Reputation and Propriety of Dean Food's Organic Dairy Labels

RESOLVED: Shareholders [*23] request that an independent committee of the Board review our company's policies and procedures (P&P) for its organic dairy products and report to shareholders by September 1, 2007 on the adequacy of the P&P to:

* protect our organic dairy brands and our company's reputation with organic food consumers;

* address consumer and media criticism of our company's organic dairy production and sourcing practices.

The report, to be prepared at reasonable cost, may omit confidential information.

Supporting Statement

Many consumers are turning to organic food brands because they no longer trust the conventional food system. We believe that protecting consumer confidence is essential for the long-term value of organic food brands, including those of our Company.

We believe a prime motivating interest of consumers buying organic products, including organic milk and dairy products and paying the higher price premium, is that buying organic foods supports environmental protection, humane animal husbandry practices and economic fairness for family farmers. Many believe the survival of family farming nationwide may depend more and more on the legitimacy of organic farming standards [*24] and associated marketing brands.

To some consumers, organics means avoidance of the effects of large-scale livestock operations, The article "Impacts of Wastes from Concentrated Animal Feeding Operations (CAFOs) on Water Quality." *(Environmental Health Perspectives Online* Nov. 14, 2006) states that "Based on available data, generally accepted livestock waste management practices do not adequately or effectively protect water resources from contamination with excessive nutrients, microbial pathogens, and pharmaceuticals present in the waste." Other reports outlined serious impacts on air quality.

The social and environmental benefits of family farm organic food production include soil conservation, protecting groundwater from pollution of manure or pesticide runoff, preventing water depletion in the and western U.S., supporting good working conditions for farm laborers and supporting animal welfare. We believe these are of paramount importance in the eyes of consumers economically supporting organic brands.

Some consumers who for ethical reasons would not ordinarily consume dairy products at all choose to purchase organic dairy products because they view organic milk as [*25] being humanely produced.

In national advertisements, Dean's Horizon Organic brand proclaims, regarding the cows that supply its milk, "We are ... making sure they are never confined." However, according to legal complaints currently being reviewed by the USDA, cows at Horizon Organic's corporate owned farms in Idaho and Maryland, and a number of its contract suppliers, are confined most of the time to pens in feedlots -- restricted from grazing in pastures.

In April 2006 members of the national Organic Consumers Association launched a boycott of several organic dairy brands, including Horizon Organic. In response dozens of U.S. natural foods stores have stopped selling some or all Horizon Organic products such as fluid milk.

Brand image and shareholder value are threatened by these consumer concerns and the associated widespread and increasing media coverage.

We urge shareholders to vote FOR this proposal.

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsGeneral OverviewGovernmentsAgriculture & FoodProcessing, Storage & DistributionGovernmentsFederal GovernmentExecutive Offices

March 8, 1996

000038

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The Gap, Inc. (the "Company")
Incoming letter dated February 1, 1996

The proposal requests that the Board of Directors prepare a report which describes the Company's actions to ensure that its foreign suppliers meet basic standards of conduct.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(c)(10) as moot. Accordingly, the staff will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on Rule 14a-8(c)(10). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Stephanie D. Marks
Attorney Advisor



GAP

VIA FEDERAL EXPRESS

February 1, 1996

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-1004

Re: **The Gap, Inc. - Shareholder Proposal of ACTWU - 1934 Act/Rule 14a-8**

Ladies and Gentlemen:

The Gap, Inc., a Delaware corporation ("The Gap" or the "Company"), has received a shareholder proposal ("Proposal") from the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union ("ACTWU" or "Proponent") by letter dated November 22, 1995. Pursuant to Rule 14a-8(d) of the Securities Exchange Act, as amended, we hereby give notice of the Company's intention to omit the Proposal from its proxy statement and form of proxy (collectively the "1996 Proxy Materials") for its 1996 Annual Meeting.

For the reasons set forth in this letter, we also respectfully request confirmation from the staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended based upon The Gap's omission of the Proposal from its 1996 Proxy Materials. As our 1996 Proxy Materials must be in final form by April 19, 1996 so that they can be timely mailed to our shareholders, we would very much appreciate the Division's response to this request as soon as possible, but in any event prior to such date.

Pursuant to Rule 14a-8(d), and by copy of this letter, we are concurrently notifying the ACTWU of The Gap's intention to omit the Proposal from its 1996 Proxy Materials.

Enclosed are six copies of this letter and the Proponent's letter to the Company which sets forth the Proposal and statement in support thereof.

I. THE PROPOSAL

The Proposal requests that the Company's Board of Directors commit the Company to a "code of conduct" with respect to the selection process for its overseas suppliers. The Proposal also requests that the Board of Directors prepare a report to shareholders which describes current and future policies relating to that "code of conduct." The Proposal seeks to preclude the Company from doing business with suppliers that: 1) utilize forced or prison labor; 2) employ children under compulsory school age or legal working age; 3) fail to maintain a safe and healthy work environment; 4) fail to follow prevailing practice and local laws regarding wages and hours; or 5) contribute to local environmental degradation. The Proposal also seeks to require compliance verification through monitoring processes.

II. GROUNDS FOR OMISSION

The Gap believes that the Proposal may be properly omitted from its 1996 Proxy Materials for the following reasons:

(i) Pursuant to Rule 14a-8(c)(1), the Proposal is not a proper subject for action by security-holders under Delaware law;

(ii) Pursuant to Rule 14a-8(c)(7), the Proposal deals with a matter relating to the conduct of the Company's ordinary business operations; and

(iii) Pursuant to Rule 14a-8(c)(10), the Proposal has been rendered moot.

A. The Proposal is Not a Proper Subject for Action by Security-Holders Under the Laws of the Company's Domicile and May Therefore Be Omitted Under Rule 14a-8(c)(1).

Rule 14a-8(c)(1) permits the omission of a proposal which, under the laws of the registrant's domicile, is not a proper subject for action by security-holders. In fact, Section 141(a) of the Delaware General Corporation Law provides that the power and duty to manage the business of a Delaware Corporation is vested in its board of directors unless otherwise specified in its certificate of incorporation. As The Company has not modified its certificate of incorporation in this respect, the Proposal may be properly omitted.

The rationale underlying Section 141(a) is based in part on the fact that a corporation would not be a viable business entity if ordinary business decisions were the subject of shareholder deliberation.[1] Clearly, the ongoing selection and oversight of a corporation's suppliers falls within the scope of its board's responsibility to manage the business of the corporation. Because the Proposal is directed at these very activities, it is not a proper subject for action by security-holders.

B. The Proposal Deals With the Conduct of the Company's Ordinary Business Operations and Therefore May be Omitted from the 1996 Proxy Materials Pursuant to Rule 14a-8(c)(7).

Rule 14a-8(c)(7) permits omission of a proposal which deals with a matter relating to the conduct of the Company's ordinary business operations. The Commission has stated that the policy underlying Rule 14a-8(c)(7) "... is basically the same as the underlying policy of most state corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Commission Release No. 34-19135, n. 47 (October 14, 1982), quoting the testimony of Commission Chairman Armstrong at the Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Cong. 1st Sess., 118 (1957).

As one of the nation's leading clothing retailers, The Gap purchases merchandise from hundreds of suppliers located in over 50 countries. The determination of whether, when and how to do business with a particular supplier is a matter routinely dealt with by management as part of the Company's day-to-day business operations. The ongoing selection and maintenance of its suppliers involves numerous business considerations and decisions, ranging in scope from quality control to competitive pricing to internal and governmental compliance issues.

In a series of no-action letters issued under Rule 14a-8(d), the Commission's Staff (the "Staff") has consistently confirmed its position that the selection of suppliers, vendors and independent contractors is an ordinary course matter and that shareholder proposals relating to these issues may be omitted from a registrant's proxy materials. For example, the Staff allowed the omission of a proposal that requested a report from Wal-Mart Stores regarding certain employment policies as well as a description of Wal-Mart's efforts to

---

[1] See *In Re Tw Services, Inc. Shareholders Litigation*, C.A. 10298 (Del. Ch. March 2, 1989) ("While corporate democracy is a pertinent concept, a corporation is not a New England town meeting; directors, not shareholders, have responsibilities to manage the business and affairs of the corporation, subject however to a fiduciary obligation.")

publicize its policies to suppliers and to purchase goods from minority and female-owned suppliers (Wal-Mart Stores, Inc., available April 10, 1991 and April 10, 1992). The following no-action letters also addressed, in part, the purchase of goods and services from specified suppliers: American Brands, Inc. (available December 28, 1995); Delta Air Lines, Inc. (available July 27, 1995). See also, LTV Corporation (available November 22, 1995) (selection of audit firm); Bank America Corp. (available February 27, 1986) (selection of independent auditors); Texas Air Corp. (available April 11, 1984) (employment of outside counsel).

Moreover, the fact that the ACTWU Proposal refers to broader social or public policy issues should not impact the operation of Rule 14a-8(c)(7), where the clear goal of the Proposal is to make shareholders directly responsible for the management of an inherently ordinary business operation. In Cracker Barrel Old Country Store, Inc. ("Cracker Barrel") (available October 13, 1992), the Staff allowed Cracker Barrel to exclude a shareholder proposal relating to that company's employment policies and practices, even though the proposal related to broader social issues. The Staff specifically stated that the fact that such a proposal is tied to a social issue "will no longer be viewed as removing the proposal from the realm of the ordinary business operations of the registrant." In reaching this determination, the Staff noted that "the line between includable and excludable employment related proposals based on social policy considerations has become increasingly difficult to draw," and that the lines drawn are often seen as "tenuous, without substance and effectively nullifying the application of the ordinary business exclusion to employment related proposals."

Thus, the mere fact that the ACTWU's Proposal to regulate an ordinary business operation of the Company also refers to social issues does not transform it into something other than what it is - a proposal which can be properly omitted under Rule 14a-8(c)(7).

C. The Proposal May be Properly Omitted as Moot Under Rule 14a-8(c)(10) Because it Has Already Been Substantially Implemented by the Company.

Rule 14a-8(c)(10) provides that any proposal which has been rendered moot may be omitted from a company's proxy materials. In applying this Rule, the Commission has permitted omission of proposals that have been "substantially implemented" by an issuer. Commission Release No. 34-20091 (August 16, 1983).

The Gap currently has in place formal sourcing policies and procedures which govern the operations and employment practices of its suppliers. These standards are clearly outlined in a document entitled "Gap Sourcing Principles and Guidelines," a copy of which is attached hereto as Exhibit A. The Company developed these standards to ensure that all of its suppliers fully understood the Company's expectations and requirements of them.

These sourcing principles also appear at the beginning of the Company's Vendor Handbook, which is used as an ongoing reference guide by all suppliers with which we do business. The Gap initially mailed this Handbook to its existing suppliers in 1993 and most recently in 1995, and also mails it to each new supplier prior to submitting any orders for production.

In fact, The Gap's Sourcing Principles and Guidelines specifically address each and every item requested in the Proposal. The "Forced Labor" section satisfies the Proposal's request relating to forced or prison labor. The "Child Labor" section satisfies the Proposal's request relating to the use of child labor. The "Wages and Hours" section satisfies the Proposal's request relating to compliance with prevailing practice and local laws regarding wages and hours. The "Working Conditions" section satisfies the Proposal's request relating to maintaining a safe and healthy work environment. Finally, the "Environment" section satisfies the Proposal's request relating to environmental degradation.

Moreover, The Gap's purchase order terms expressly require the manufacturer to agree to comply with all wage and hour and other labor laws (including child labor, minimum wage, overtime and safety-related laws) and provide that the Company may terminate any order and withhold payment in the event of non-compliance. A copy of the Company's purchase order is attached hereto as Exhibit B.

With respect to monitoring and enforcement issues, the Company has adopted pre-contract review procedures which must be followed before any supplier is approved. As part of its internal approval process, for example, the Company performs an intensive, on-site factory evaluation of each prospective manufacturer. This on-site interview not only affords us the opportunity to evaluate each manufacturer's facilities first-hand but to explain that our business relationship is conditioned upon the supplier's strict and continuous compliance with all labor laws and The Gap's Sourcing Principles and Guidelines. The Gap also has several ongoing monitoring programs in place and regularly conducts on-site visits of its existing suppliers. In accordance with the Company's stated policy, suppliers which fail to cooperate and comply with our requirements will not receive future business and are taken off of our list of approved contractors.

Finally, the Company's Board of Directors periodically reviews current sourcing issues and is kept appraised of any new developments. Furthermore, last year, at the express request of the ACTWU, The Gap also detailed its sourcing policies on page 16 of its 1994 annual report to shareholders (a copy of which is attached hereto as Exhibit C).

Since The Gap has already acted to adopt, implement, enforce and report upon its comprehensive "code of conduct" for suppliers, each and every concern raised in the Proposal has already been substantially implemented by the Company. Therefore, the Proposal may be omitted as moot under Rule 14a-8(c)(10).

III. CONCLUSION

In light of the above, The Gap believes that the Proposal may be omitted from the 1996 Proxy Materials based on any one of the following grounds: (i) the Proposal is not a proper subject for action by stockholders under the law of The Gap's domicile (Delaware); (ii) the Proposal relates to and seeks to govern the conduct of ordinary business operations of the Company; and (iii) the Proposal has already been substantially implemented and is accordingly moot.

Please address your response to this letter to my attention at 1 Harrison Street, San Francisco, California, 94105. In the interim, please also feel free to call me if you have any questions or comments at (415) 291-2515. Thank you in advance for your consideration of these matters.

Very truly yours,

Anne B. Gust
Senior Vice President and
General Counsel

ABG:cmc
Enclosures


UNITE!
A MERGER OF THE AMALGAMATED CLOTHING & TEXTILE WORKERS UNION & THE INTERNATIONAL LADIES' GARMENT WORKERS' UNION

C00036

RECEIVED
NOV 2 ~ 1995
. COUNSEL

Via Facsimile and Registered Mail

November 22, 1995

Ms. Anne B. Gust, Secretary
The Gap, Inc.
1 Harrison Street
San Francisco, CA 94105

Dear Ms. Gust:

On behalf of the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union (ACTWU), I hereby submit the attached resolution which requests that the Company's Board of Directors review its current sourcing code of conduct regarding its relationships with both domestic and foreign contractors and report to shareholders on these sourcing policies, including implementation and enforcement We believe that the working conditions of foreign and domestic manufacturing suppliers have become an even greater issue of concern to shareholders, U.S. retailers and their customers over the past year.

We would like to have the attached resolution included in the company's proxy statement for the next annual meeting of shareholders pursuant to rule 14-a(8) of the Securities and Exchange Act. Also attached is a letter verifying ACTWU Southern Region's beneficial ownership of twenty-eight (28) shares of The Gap, Inc. common stock. The Southern Region of ACTWU intends to hold this stock through the date of the Company's annual meeting.

If you have any questions or require further information please call me at (202)785-5690.

Sincerely,

Michael R. Zucker
Director

enclosures

UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES, AFL-CIO, CLC

JAY MAZUR President
ARTHUR LOEVY Secretary-Treasurer
BRUCE RAYNOR Executive Vice President
EDGAR ROMNEY Executive Vice President




Office of Corporate and Financial Affairs
2100 L Street, N.W., Suite 210, Washington, D.C. 20037
Telephone: 202-785-5690 FAX: 202-785-5699

RESOLVED: That the shareholders of The Gap, Inc. ("Company") request that the Board of Directors review our Company's "code of conduct" to ensure its domestic and overseas suppliers meet basic standards of conduct, and prepare a report to shareholders at reasonable expense which describes current policies for its relationships with suppliers and discusses the Company's current and future compliance efforts and plans. We request that our Company's code of conduct include at minimum:

1) that the Company will not do business with suppliers which:
   - utilize forced or prison labor
   - employ children under compulsory school age or legal working age
   - fail to maintain a safe and healthy work environment
   - fail to follow prevailing practices and local laws regarding wages and hours
   - contribute to local environmental degradations; and
2) that the Company will verify its suppliers' compliance through certification, regular inspections and other monitoring processes.

As U.S. companies increasingly import goods from overseas, concern is growing about working conditions in many countries which fall far below the most basic standards of fair and humane treatment. The United Nations reports that the use of child labor continues to be a serious international problem, one which is increasing in Africa and Asia. Human rights groups estimate that over 200 million people work under forced or prison labor conditions world wide. Revelations over the last several months concerning the use of workers held in slave-like conditions in California apparel factories underscore the need for strong oversight of domestic suppliers as well.

Recently The Gap has been confronted with sourcing problems of its own. The New York Times and other major periodicals have published reports of human rights violations, poverty level wages and management law-breaking at a contractor of The Gap's in El Salvador. We believe the pervasive problems delineated by the news media speak to the real need for a more effective approach to sourcing policy and enforcement at The Gap. In addition, we feel the negative publicity surrounding this situation is damaging the reputation of our Company.

The U.S. Congress has responded to concerns about goods made by overseas suppliers by introducing legislation that would make it a criminal offense to import goods made by child labor. The Department of Labor has taken on major initiatives to enforce wage and hour laws among domestic contractors and to promote more vigorous sourcing practices by retailers.

We believe it is important that The Gap, which relies on foreign and domestic manufacturing contractors, not only voice support for minimum supplier standards, but also maintain a system of verification and enforcement that ensures the Company will only do business with contractors who comply with these standards. These standards must be strong enough to protect the Company from legal and other problems caused by wrongful supplier conduct. Our Company's image and the activities which contribute to that image are of great concern to shareholders, and we believe efforts to adhere to high corporate standards make both moral and economic sense.





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

December 29, 2004

Bruce W. Ellis
Assistant Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station, NJ 08889

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/29/2004

Re: Merck & Co., Inc.
Incoming letter dated November 29, 2004

Dear Mr. Ellis:

This is in response to your letter dated November 29, 2004 concerning the shareholder proposals submitted to Merck by Frederick E. Mitchel and the Province of St. Joseph of the Capuchin Order. We also have received a letter on behalf of the Province of St. Joseph dated December 1, 2004 and a letter from Frederick Mitchel dated December 7, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Rev. John Celichowski, OFM Cap.
Province of St. Joseph of the Capuchin Order
1015 North 9th Street
Milwaukee, WI 53233

December 29, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated November 29, 2004

The first proposal requests that the board establish a policy of separating the roles of board chair and chief executive officer whenever possible, so that an independent director who has not served as an executive officer of the company serves as chair of the board of directors. The second proposal provides that Merck senior corporate officers be prohibited from sitting on or chairing the board of directors.

We are unable to concur in your view that Merck may exclude the first proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Merck may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(6).

There appears to be some basis for your view that Merck may exclude the second proposal under rule 14a-8(i)(11), as substantially duplicative of the first proposal that will be included in Merck's 2005 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Merck omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative bases for omission of the second proposal upon which Merck relies.

Sincerely,

Daniel Greenspan
Attorney-Advisor

Frederick E. Mitchel
637 N. Victoria Park Rd.
Ft. Lauderdale, FL 33304

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station NJ 08889
Tel 908 423 1000
Fax 908 423 3352




MERCK

November 29, 2004

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Stockholder Proposals from the Reverend John Celichowski, OFM Cap. ("Rev. Celichowksi") and Mr. Frederick Mitchel ("Mr. Mitchel")

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company"), a New Jersey corporation, has received stockholder proposals from Rev. Celichowski (the "Celichowski Proposal") and Mr. Mitchel (the "Mitchel Proposal") for inclusion in the Company's proxy materials for the 2005 Annual Meeting of Stockholders (the "Proxy Materials"). The supporting statements and all other correspondence with the Company regarding the Celichowski and Mitchel Proposals are attached as Appendix A and B, respectively. Both Proposals seek to require a director other than a senior executive officer of the Company serve as Chairman of the Company's Board of Directors (the "Board").

I am of the view that both the Celichowski and Mitchel Proposals may be properly omitted from the Proxy Materials under Rule 14a-8(i)(6) of the Securities and Exchange Act of 1934 because the Division of Corporation Finance (the "Staff") recently has held several times that a company is without the power or authority to implement such proposals. Therefore, I respectfully request that the Staff indicate that it will not recommend enforcement action to the Securities and Exchange Commission ("SEC") if the Company omits both Proposals from the Proxy Materials.

If the Staff determines that both Proposals are not excludible under Rule 14a-8(i)(6), I am of the view that the Mitchel Proposal nevertheless may be excluded from the Proxy Materials (a) under Rule 14a-8(i)(11) because it substantially duplicates the Celichowski Proposal, which was previously submitted to the Company and (b) under Rule 14a-8(i)(1) because it violates New Jersey law unless recast as a recommendation.

Discussion

Company Lacks Power or Authority to Implement

Celichowski Proposal. The Celichowski Proposal provides as follows:

> **Resolved**: The shareholders of Merck & Co., Inc. (the "Company") request that the Board of Directors establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors.

Rule 14a-8(i)(6) provides that a proposal may be omitted if "the company would lack the power or authority to implement the proposal." Consistent with the Staff's view, the Company is without power or authority to implement the Celichowski Proposal for the reasons described below.

The Celichowski Proposal seeks to require that an independent director who has not served as an executive officer of the Company serve as Chairman of the Board. The Company is without power to ensure that an independent director who has not served as an executive officer will be (1) elected to the Board by Company stockholders (2) elected as Chairman of the Board by remaining Board members and (3) willing to expend the time and effort necessary to serve as Chairman of the Board.

The Company's Directors are annually elected by Company stockholders. Vacancies may be temporarily filled by a vote of a majority of the remaining Directors, but a person who is so appointed must stand for election after his or her initial term expires. Thus, the Company is without power to determine who ultimately will be elected to the Board. In addition, according to their charters, all of the following Board committees are comprised solely of independent Directors: audit; compensation and benefits; finance; public policy and social responsibility; and corporate governance. Thus, the Company cannot be assured of finding a sufficient number of independent Directors to fill all Board committees as well as the Chairman of the Board. Moreover, the Company cannot ensure that any independent Director who is elected will be selected by the remaining Directors to serve as Chairman of the Board. Furthermore, even if sufficient number of independent Directors can be found to serve, it cannot be assured that the Company will be able to find an independent director who would be willing to satisfy the demands placed on the Chairman of the Board.

The Staff recently concurred several times that proposals seeking to require separation of the chairman of the board and chief executive officer of a company are beyond the power of the company to implement. See, for example, H.J. Heinz Company (June 14, 2004); AmSouth Bancorporation (February 24, 2004); Bank of America Corporation (February 24, 2004); Wachovia Corporation (February 24, 2004); and SouthTrust Corporation (January 16, 2004). In each case, the Staff indicated that in its view, it does not appear to be within a board's power to ensure that an individual meeting the specified criteria would be elected to, and serve as chairman of, the board. Similarly, in Cintas Corporation (August 27, 2004), the Staff held that it was beyond the power of "the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity to cure such a violation of the standard requested in the proposal." Similarly, nothing in the Celichowski Proposal provides the Board with a mechanism to cure a violation of the requested standard.

Under a long line of no action letters, the Staff has frequently held that it is beyond the power of a company to ensure election of a particular person or type of person. See for example Cintas Corporation (August 27, 2004); I-Many, Inc. (April 4, 2003); and Bank of America Corporation (February 20, 2001).

In light of the foregoing, I respectfully request that the Staff not recommend enforcement action to the SEC if the Celichowski Proposal is omitted from the Proxy Materials in reliance on Rule 14a-8(i)(6).

Mitchel Proposal. The Mitchel Proposal provides as follows:

> Since the Board of Directors function is to guide corporate policy and set long-term corporate goals and directions, it must operate with an independence of thought process, free of pressure from, but not information from, corporate executives. Therefore, senior corporate officers including but not limited to CEO, COO, CFO, President and vice presidents, shall be prohibited from sitting on or chairing the Board of Directors. They shall instead be responsive to inquiries from the board, and report to the board as requested by the board. They shall have the power to submit proposals or information briefs to the board for consideration, but shall not sit on or Chair the Board of Directors.

Like the Celichowski Proposal, the Mitchel Proposal seeks to require the Chairman of the Board of Directors to be selected from a group that excludes certain senior corporate officers. As noted above with respect to the Celichowski Proposal, the Company is without power to ensure that a director other than a senior corporate officer will be (1) elected to the board of directors by Company stockholders (2) elected as Chairman of the Board by remaining Board members and (3) willing to expend the time and effort necessary to serve as Chairman of the Board. The Company's stockholders ultimately determine who is on the Board of Directors. As noted above, the Staff's view is that it does not appear to be within a board's power to ensure that an individual meeting the specified criteria would be elected to the board and serve as chairman of the board. Like the Celichowski Proposal, nothing in the Mitchel Proposal provides the Board with a mechanism to cure a violation of the requested standard. Therefore, for the same reasons the Staff concurred in the view that similar proposals were excludible in the following, I am of the view that the Mitchel proposal may be excluded from the Proxy Materials: Cintas Corporation (August 27, 2004); H.J. Heinz Company (June 14, 2004); AmSouth Bancorporation (February 24, 2004); Bank of America Corporation (February 24, 2004); Wachovia Corporation (February 24, 2004); and SouthTrust Corporation (January 16, 2004),

Consequently, I respectfully request that the Staff not recommend enforcement action to the SEC if the Mitchel Proposal is omitted from the Proxy Materials in reliance on Rule 14a-8(i)(6).

Mitchel Proposal Duplicates Celichowski Proposal

The Company received the Celichowski Proposal on October 20, 2004, and the Mitchel Proposal on October 25, 2004. If the Staff does not agree that the Celichowski Proposal may be excluded under Rule 14a-8(i)(6) as provided above, we intend to include it in the Proxy Materials. Even if the Staff also determines that the Mitchel Proposal may not be excluded under 14a-8(i)(6), I am of the view that it nevertheless may be excluded under Rule 14a-8(i)(11) as substantially duplicative of the Celichowski Proposal, which was submitted previously.

Rule 14a-8(i)(11) provides that a proposal may be omitted if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting" The purpose for the rule "is to eliminate the [possibility] of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Release No. 34-12999 (November 22, 1976), referring to Rule 14a-8(c)(11), the predecessor to current Rule 14a-8(i)(11). The Staff's view is that where proposals are substantially duplicative, the previously submitted proposal should be included. In this case, that is the Celichowski Proposal.

The Staff consistently has interpreted Rule 14a-8(i)(11) to permit companies to exclude similar proposals that are not identical where the core issues are the same. See, for example:

- Pacific Gas & Electric Company (February 1, 1993). There, the Staff found a proposal to tie a company's chief executive officer to performance indicators was substantially duplicative of both (a) a proposal to tie compensation of non-salary compensation to performance indicators and (b) a different proposal to place a ceiling on future total compensation of officers and directors, thereby reducing their compensation. The Staff agreed that proposals were duplicative even though they covered different groups of people: one covered management employees, which included the chief executive officer, while the other covered only the chief executive officer. The Staff also agreed that proposals with different mechanisms were substantially duplicative: a proposal to tie compensation to performance indicators duplicated a proposal to place an absolute ceiling on compensation.

- Siebel Systems, Inc. (April 15, 2003), dealing with a proposal that sought performance-based requirements for all stock options as substantially duplicative of a proposal seeking performance hurdles or indexing for all stock-based plans.

- Sprint Corporation (February 1, 2000), dealing with a proposal forbidding any future compensation awards contingent upon a change in control without shareholder approval as substantially duplicative of a proposal seeking shareholder approval of all executive officer severance pay agreements.

In the Staff's view, proposal are substantially duplicative where the core issues addressed by proposals are substantially the same, which is the case here. Both Proposals explicitly advocate that the Company's senior executive officers not serve as Chairman of the Board. The Mitchel

Proposal is slightly broader because it also seeks to exclude Company officers from serving as directors, while the Celichowski Proposal does not. However, in the case of the Company, no person other than the Chief Executive Officer currently sits on the Board, so the effect of both Proposals on the Company is identical. Even without focusing on how the Proposals would specifically affect the Company, the minor differences between the Celichowski Proposal and the Mitchel Proposal are less significant than differences previously found by the Staff to justify exclusion on the basis of substantial duplication under Rule 14a-8(i)(11).

As noted above, the Celichowski Proposal was submitted earlier than the Mitchel Proposal. If the Staff does not agree that the Celichowski proposal may be omitted under Rule 14a-8(i)(6) for the reasons set forth above, we will include it. Including the Mitchel Proposal would frustrate the purpose of Rule 14a-8(i)(11) by forcing stockholders to consider two substantially duplicative proposals in the same year. I therefore am of the view that the Mitchel Proposal is excludible as substantially duplicative of the Celichowski Proposal and respectfully request that the Staff not recommend enforcement action to the SEC if the Mitchel Proposal is omitted from the Proxy Materials in reliance on 14a-8(i)(11).

Mitchel Proposal Violates State Law

Rule 14a-8(i)(1) permits exclusion of a proposal that is not a proper subject for action by stockholders. Depending on the subject matter, the Rule notes that "some proposals are not considered proper under state law if they would be binding on a company if approved by shareholders." The Mitchel Proposal would be binding on the Company and therefore would violate New Jersey Business Corporation Act (the "Act") Sec. 14A:6-1(1), which provides that "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."

As the SEC noted in adopting the predecessor to Rule 14a-8(i)(1), "it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." Release No. 34-12999 (November 22, 1976).

I am licensed to practice law and a member in good standing of the Bar of the State of New Jersey. I intend this letter to constitute a supporting opinion of counsel to the extent required by, and within the meaning of, Rule 14a-8(j)(2)(iii). I reviewed the Act and the Certificate in connection with this issue. Like the "typical statute," the Act directs that the board have exclusive discretion in corporate matters. Nothing in the Act or the Certificate suggests that any entity—other than the Board—may determine who is the Chairman of the Board.

Because it would violate New Jersey law, I am of the view that the Mitchel Proposal is excludible under Rule 14a-8(i)(1) unless it is recast as a recommendation or request to the Board.

Conclusion

If the Division believes that it will not be able to concur in my view that the Proposals may be omitted, I would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

In accordance with Rule 14a-8(j)(2), six copies of this letter including the Appendices are included. Please acknowledge receipt of this letter and the items enclosed by date stamping the enclosed additional copy of the letter and returning it to me in the enclosed self-addressed envelope. By copy of this letter to each of them, the Company is notifying both Proponents of its intention to omit both Proposals from the 2005 Proxy Materials.

For the Staff's information, the Company plans to print its Proxy Statement on or about March 1, 2005.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: Bruce Ellis
Bruce W. Ellis
Assistant Counsel

Enclosures

cc: Reverend John Celichowski, OFM Cap.
Mr. Frederick Mitchel

APPENDIX A

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(FEDERAL EXPRESS)



October 28, 2004

Rev. John Celichowski, OFM Cap.
Corporate Responsibility Program
Province of St. Joseph of the Capuchin Order
1015 North 9th Street
Milwaukee, WI 53233

Dear Reverend Celichowski:

This is to acknowledge your letter to Mr. Raymond V. Gilmartin dated October 15, 2004 and your stockholder proposal regarding "separating the roles of board chair and CEO", which was submitted for inclusion in the proxy materials for the 2005 Annual Meeting of Stockholders.

Rule 14a-8(b) of the SEC's Regulation 14A for the Solicitation of Proxies requires that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Company (Merck) securities for at least one year by the date of submitting the proposal. Since the Province of St. Joseph of the Capuchin Order does not appear in the Company's records as a registered holder, you must provide a written statement from the "record" holder of the Merck securities (usually a broker or bank) verifying that the Province of St. Joseph of the Capuchin Order has held at least $2,000 in market value of Merck securities continuously for one year as of the date the proposal was submitted. I note also your statement that the Province of St. Joseph of the Capuchin Order intends to hold the requisite market value of Merck securities through the date of the Annual Meeting.

In order to complete the eligibility requirements in connection with the submission of the stockholder proposal, a response must be postmarked, or faxed to (908) 735-1224, within 14 calendar days from the date you receive this letter. Please direct a response to my attention.

Very truly yours,

Debra A. Bollwage
Assistant Secretary

Corporate Responsibility Program
Province of St. Joseph of the Capuchin Order
1015 North 9th Street
Milwaukee, Wisconsin 53233
(414) 271-0135
Fax (414) 271-0637

Raymond V. Gilmartin, President and Chief Executive Officer
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, New Jersey 08889-0100

October 15, 2004

Dear Mr. Gilmartin:

The Interfaith Center on Corporate Responsibility has worked for over a decade to increase access to medicines and protect shareholder value by encouraging meaningful reform in the pharmaceutical industry. To that end, members of ICCR are proposing via shareholder resolutions a series of steps to increase accountability and transparency in the industry. It is our hope these reforms will help alleviate the crisis of access to medicines in the United States and around the world.

The pharmaceutical industry has a very profitable short-term profile, but its long-term business model is under considerable stress.

The current business model of Merck assumes a relatively small number of very profitable drugs – blockbusters – which generate value for shareholders. These drugs are sold at very high prices in the United States, where health care purchasers pay much more than in other industrialized countries, even though millions of Americans have very little access to medicines. Lack of access to medicines overseas is consigning millions of productive adults to an early death from the HIV/AIDS-Tuberculosis-Malaria pandemics and decimating long-term growth prospects in emerging markets.

As a recent editorial by a prestigious British medical journal has suggested, this system is probably not sustainable, providing neither medicines to those in need nor consistent, long-term protection of shareholder value. The result is an over-reliance on marketing, public relations, and political influence to maintain the business model. ("Is That It, Then, For Blockbuster Drugs?" *The Lancet,* September 25, 2004.)

Accordingly, we are seeking a new level of accountability and leadership from Merck through the implementation of a basic corporate governance element – the separation of the roles of Chair and Chief Executive Officer. An independent board chair would help the board address complex policy issues facing our company, foremost among them the crisis in access to pharmaceutical products. Millions of Americans and others around the world have no access to our company's life-saving medicines. An independent Chair and vigorous Board will bring greater focus to this ethical imperative, and be better able to forge solutions for shareholders and patients to address this crisis.

The Province of St. Joseph of the Capuchin Order has authorized me to notify you of our intention to submit the enclosed shareholder proposal, "Separating the Roles of Board Chair and CEO." We expect a number of other shareholders to co-file with us. I shall serve as the primary contact for the shareholder group. I submit it for inclusion in the proxy statement for consideration and action by the 2005 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholder group will attend the annual meeting to move the resolution.

The Province of St. Joseph of the Capuchin Order is the beneficial owner of 200 shares of Merck & Co., Inc. stock. Verification of beneficial ownership will be forwarded under separate cover. We have held the stock for over one year and plan to continue our holding through the 2005 shareholders meeting.

Thank you for prompt attention to this matter.

Sincerely,

John Celichowski, OFM Cap.

Rev. John Celichowski, OFM Cap.

cc: Daniel Rosan, Program Director for Public Health, Interfaith Center on Corporate Responsibility

SHAREHOLDER PROPOSAL
MERCK & CO., INC.
BOARD CHAIR AND CEO SEPARATION

RESOLVED: The shareholders of Merck & Co., Inc. (the "Company") request that the Board of Directors establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors.

This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2005 shareholder meeting.

SUPPORTING STATEMENT

We believe that having an independent Board Chair – separate from the CEO – reflects principles of sound business practice and corporate governance and is in the best interest of shareholders. The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management and the CEO. The Board gives strategic direction and guidance to our Company. The Board can better fulfill both obligations by separating the roles of Chair and CEO. An independent Chair will enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

A separation of the Chair and CEO could more effectively address a number of challenges faced by our Company. For example, an over-reliance on "blockbuster" drugs as revenue sources creates additional pressures to increase prices and to invest in the development and marketing of so-called "me too" derivatives, and leaves companies such as Merck particularly vulnerable to problems like the safety and potential liability concerns that helped lead to the withdrawal of VIOXX from the market.

A more independent structure can also help the Board to address complex policy issues facing our Company, including the crisis of access to pharmaceutical products. Millions of Americans and others around the world lack access to our Company's life-saving medicines. This is an emergency, and our Company's charitable work, while laudable, is neither a sufficient nor strategic response, particularly as the need is expected to grow and health care costs continue to rise. We believe an independent Chair and vigorous Board will bring greater focus to this ethical imperative and be better equipped to forge more effective and ethical solutions to this crisis.

Many respected institutions recommend such separation. For example, CalPERS' Corporate Core Principles and Guidelines state: "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

The current business model of the pharmaceutical sector is undergoing significant challenges. The industry has generated substantial revenue from American purchasers, who pay higher prices for medicines than people in other developed countries. Pressure on drug pricing and dependence on this business model may impact our Company's long-term value.

In order to ensure that our Board can provide the proper strategic direction for our Company with greater independence and accountability, we urge a vote FOR this resolution.

496 words

APPENDIX B

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(FEDERAL EXPRESS)



November 4, 2004

Mr. Frederick Mitchel
637 N. Victoria Park Road
Fort Lauderdale, FL 33304

Dear Mr. Mitchel:

This is to acknowledge your letter to Ms. Nancy V. Van Allen dated October 20, 2004 and your stockholder proposal regarding "independence of the Board of Directors", which was submitted for inclusion in the proxy materials for the 2005 Annual Meeting of Stockholders.

Rule 14a-8(b) of the SEC's Regulation 14A for the Solicitation of Proxies requires that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Company (Merck) securities for at least one year by the date of submitting the proposal, and continue to hold the requisite market value of Merck securities through the date of the Annual Meeting. Since your name appears in the Company's records as a registered holder, we are able to verify your ownership eligibility, however, you must provide a written statement that you intend to hold the requisite market value of Merck securities through the date of the Annual Meeting.

In order to complete the eligibility requirements in connection with the submission of the stockholder proposal, a response must be postmarked, or faxed to (908) 735-1224, within 14 calendar days from the date you receive this letter.

In response to your request for information regarding how to submit a stockholder proposal for inclusion in the proxy material, enclosed is a copy of Rule 14a-8 pertaining to Shareholder Proposals from the Securities and Exchange Commission's Regulation 14A-Solicitation of Proxies.

Please direct a response to my attention.

Very truly yours,

Debra A. Bollwage
Assistant Secretary

October 20, 2004

Nancy V. Van Allen
Senior Assistant Secretary
Merck & Co., Inc
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100

Dear Ms. Van Allen,

Below is a stockholder proposal I am submitting for consideration at the next stockholders meeting. Please assist me in getting this proposal fully scheduled for consideration.

Thank you for your able assistance,

Frederick Mitchel
Owner of approximately 588 shares
MERCK D.R.I.P. Account # 4000070410
637 N. Victoria Park Rd.
Fort Lauderdale, FL 33304
954-523-7978 Phone
954-536-2584 Cellular

Stockholder Proposal:

Title: Independence of the Board of Directors

Since the Board of Directors function is to guide corporate policy and set long-term corporate goals and directions, it must operate with an independence of thought process, free of pressure *from, but not information from,* corporate executives. Therefore, senior corporate officers including but not limited to CEO, COO, CFO, President, and vice presidents, shall be prohibited from sitting on or chairing the Board of Directors. They shall instead be responsive to inquiries from the board, and report to the board as requested by the board. They shall have the power to submit proposals or information briefs to the board for consideration, but shall not sit on or Chair the Board of Directors.

Regulations 14A and 14C

SOLICITATION OF PROXIES
Under the Securities Exchange Act of 1934

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

October 20, 2004

Nancy V. Van Allen
Senior Assistant Secretary
Merck & Co., Inc
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100

Dear Ms. Van Allen,

Below is a stockholder proposal I am submitting for consideration at the next stockholders meeting. Please assist me in getting this proposal fully scheduled for consideration.

Thank you for your able assistance,

Frederick Mitchel
Owner of approximately 588 shares
MERCK D.R.I.P. Account # 4000070410
637 N. Victoria Park Rd.
Fort Lauderdale, FL 33304
954-523-7978 Phone
954-536-2584 Cellular

Stockholder Proposal:

Title: Independence of the Board of Directors

Since the Board of Directors function is to guide corporate policy and set long-term corporate goals and directions, it must operate with an independence of thought process, free of pressure from, but not information from, corporate executives. Therefore, senior corporate officers including but not limited to CEO, COO, CFO, President, and vice presidents, shall be prohibited from sitting on or chairing the Board of Directors. They shall instead be responsive to inquiries from the board, and report to the board as requested by the board. They shall have the power to submit proposals or information briefs to the board for consideration, but shall not sit on or Chair the Board of Directors.

November 05, 2004

ATTN:
Debra A. Bollwage, Assistant Secretary
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100

FAX 908-735-1224

Dear Ms Bollwage:

In response to your letter dated November 04, 2004, received by me via FEDEX this morning, regarding my stockholder proposal titled "Independence of the Board of Directors":

I do hold my approximately 588 shares of MERCK common stock and hereby affirm that I plan to continue to hold these shares through the date of the annual meeting.

Thank you very much for your able assistance in including this proposal in the proxy materials. If you need anything else from me, please feel free to contact me at 954-523-7978 or Email me at unkfred@bellsouth.net.

Very truly yours,

Frederick E. Mitchel
637 N. Victoria Park Rd.
Ft. Lauderdale, FL 33304

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164

Email: pmneuhauser@aol.com

December 1, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Merck & Co., Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order (which is hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Merck & Co., Inc. (hereinafter referred to either as "Merck" or the "Company"), and which has submitted a shareholder proposal to Merck, to respond to the letter dated November 29, 2004, sent to the Securities & Exchange Commission by the Company, in which Merck contends that the Proponent's shareholder proposal may be excluded from its year 2005 proxy statement by virtue of Rule 14a-8(i)(6).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Merck's year 2005 proxy statement and that it is *not* excludable by virtue of the cited rule.

The proposal calls for the Company to establish a policy of separating, *whenever possible*, the roles of Board Chair and CEO.

RULE 14a-8(i)(6)

The Company's argument might well be very persuasive if addressed to a different resolution. However, it has no applicability whatever to the resolution actually submitted to Merck by the Proponent.

The inapplicability of the Company's argument is best illustrated by its own description of the Proponent's proposal at the very opening of its argument (page 2, thirs paragraph) as a proposal that "seeks to *require*" (emphasis supplied) the separation of the offices. However, the proposal does no such thing. It asks for a policy, not a rigid requirement. Even more telling, the policy is to apply, in the words of the proposal itself, "whenever possible". In short, there is no requirement.

The various no-action letters cited by the Company each concerned a by-law amendment which, by the very nature of by-laws, would be binding. The Staff concluded that since the Company could not insure that a person meeting the mandatory requirements of the by-law would be elected by the shareholders and be willing to serve, that such a mandatory requirement could not be effectuated by the Company. No such difficulty exists in the present case. There is no by-law. There are no mandatory requirements. The Company is asked only to have a policy to be implemented whenever possible. Consequently, each and every no-action letter relied on by the Company is totally inapposite and the Company's argument is without merit.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Bruce W. Ellis
Rev. John Celichowski
Sister Pat Wolf

To Martha Maples, Esq
Corp Fin
SEC
FAX 202-942-~~[illegible]~~ 9520

From: Paul M. Neuhauser

Re: Shareholder proposal submitted to Merck

# of pages, including this page = 7

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

December 1, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Merck & Co., Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order (which is hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Merck & Co., Inc. (hereinafter referred to either as "Merck" or the "Company"), and which has submitted a shareholder proposal to Merck, to respond to the letter dated November 29, 2004, sent to the Securities & Exchange Commission by the Company, in which Merck contends that the Proponent's shareholder proposal may be excluded from its year 2005 proxy statement by virtue of Rule 14a-8(i)(6).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Merck's year 2005 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for the Company to establish a policy of separating, *whenever possible*, the roles of Board Chair and CEO.

RULE 14a-8(i)(6)

The Company's argument might well be very persuasive if addressed to a different resolution. However, it has no applicability whatever to the resolution actually submitted to Merck by the Proponent.

The inapplicability of the Company's argument is best illustrated by its own description of the Proponent's proposal at the very opening of its argument (page 2, thirs paragraph) as a proposal that "seeks to *require*" (emphasis supplied) the separation of the offices. However, the proposal does no such thing. It asks for a policy, not a rigid requirement. Even more telling, the policy is to apply, in the words of the proposal itself, "whenever possible". In short, there is no requirement.

The various no-action letters cited by the Company each concerned a by-law amendment which, by the very nature of by-laws, would be binding. The Staff concluded that since the Company could not insure that a person meeting the mandatory requirements of the by-law would be elected by the shareholders and be willing to serve, that such a mandatory requirement could not be effectuated by the Company. No such difficulty exists in the present case. There is no by-law. There are no mandatory requirements. The Company is asked only to have a policy to be implemented whenever possible. Consequently, each and every no-action letter relied on by the Company is totally inapposite and the Company's argument is without merit.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Bruce W. Ellis
Rev. John Celichowski
Sister Pat Wolf

To Heather Maples, Esq
Corp Fin
SEC
FAX 202-942-~~[illegible]~~ 9520

From: Paul M. Neuhauser

Re: Shareholder proposal submitted to Merck

# of pages, including this page = 7

December 07, 2004

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Stockholder Proposal from Mr. Frederick Mitchel

Ladies and Gentlemen:

I have received a copy of the communication sent to your office by Bruce Ellis, Assistant Counsel for Merck & Co., Inc., dated November 29, 2004, requesting omission of my stockholder proposal from Stockholder Proxy Materials for the 2005 Annual Meeting of the Stockholders.

The arguments made by Mr. Ellis are as follows:

1. **Company Lacks Power or Authority to Implement**
2. **Mitchel Proposal Duplicates Celichowski Proposal**
3. **Mitchel Proposal Violates State Law**

Please allow me to address each of these arguments in turn.

1.- Company Lacks Power or Authority to Implement
The company clearly has within its power the ability to implement my proposal through a simple one-line addition to its bylaws: "Corporate officers may not chair or serve on the board of directors".

2.- Mitchel Proposal Duplicates Celichowski Proposal
My proposal differs substantially from the Celichowski proposal in the following ways:

a.- My proposal bans all current officers of the company from serving on or chairing the Company's Board of Directors, not just the CEO as does the Celichowski proposal.

b.- My proposal does NOT ban past corporate officers from serving on or chairing the Company's Board of Directors.

c.- My proposal, unlike the Celichowski proposal, specifies what the relationship is to be between the Company's senior corporate officers and the Company's Board of Directors.

3.- Mitchel Proposal Violates State Law
It is the very law sited by Mr. Ellis, namely the New Jersey Business Corporation Act Sec. 14A:6-1(1) that my proposal is designed to comply with.

"The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."

If the CEO is also the Chairman of the Board of Directors, the Board of Directors cannot comply with this law as an independent influence on corporate affairs.

If, for instance, the CEO is doing a very poor job of running the company, but he is also Chairman of the Board, who is there to fire him or her? How can the board "manage or direct" the corporation when the very people that are to be managed or directed are on the board?

The argument made by Mr. Ellis that my proposal mandates or directs the Board to take certain action is incorrect. My proposal only defines who may Chair or be on the Board, and does NOT direct the board to take any specific action

Thus the arguments presented by Mr. Ellis are faulty in all respects.

The law provides that shareholders may submit proposals for consideration during the Annual Meeting of Stockholders. I hereby request that you uphold my fundamental right as a shareholder to do so, and not allow Merck Corporate Counsel to quash the wishes of the shareholders.

Very truly yours,

Frederick E. Mitchel
637 N. Victoria Park Rd.
Ft. Lauderdale, FL 33304
954-523-7978
unkfred@bellsouth.net

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.





DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

PUBLIC REFERENCE COPY

November 3, 2005

Roy J. Katzovicz
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/3/2005

Re: Monsanto Company
Incoming Letter dated September 15, 2005

Dear Mr. Katzovicz:

This is in response to your letter dated September 15, 2005 concerning the shareholder proposal submitted to Monsanto by Harrington Investments, Inc. We also have received a letter from the proponent dated September 22, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John C. Harrington
President
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

November 3, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Monsanto Company
Incoming Letter dated September 15, 2005

The proposal requests that the board establish an ethics oversight committee to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act."

There appears to be some basis for your view that Monsanto may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., general conduct of a legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if Monsanto omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Monsanto relies.

Sincerely,

Ted Yu
Special Counsel

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

September 15, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Monsanto Company – File No. 001-16167
Statement of Reasons for Omission of Shareowner
Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Monsanto Company, a Delaware corporation ("Monsanto" or the "Company"), has received a shareowner proposal (the "Proposal") and supporting statement, attached as Exhibit A, from Harrington Investments (the "Proponent"), that the Proponent wishes to have included in Monsanto's proxy statement (the "Proxy Statement") for its 2006 annual meeting of shareowners (the "2006 Annual Meeting"). The Proposal requests that the Company's Board of Directors create an ethics oversight committee of independent directors for the purpose of monitoring the Company's domestic and international business practices to ensure compliance with the Monsanto Code of Business Conduct, the Monsanto Pledge (a set of maxims for ethical employee conduct), and applicable law, including the Foreign Corrupt Practices Act (the "FCPA").

Monsanto is firmly committed to adherence to the highest standards of business conduct and corporate governance practices and recognizes the importance of fostering a culture of compliance with the spirit as well as the letter of the law, including creating the proper "tone at the top." Monsanto has put in place policies and procedures to monitor compliance with ethical and legal standards and, as set out in greater detail below, has robust compliance oversight structures in place, including compliance oversight provided by an independent board committee.

While Monsanto very much appreciates the general concerns raised by the Proponent, the Company is of the view that, on the one hand, the substance of the Proposal reaches its ordinary business operations (as commonly understood under Rule 14a-8(i)(7) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) and, on the other hand, the Company has substantially implemented the proposal (as commonly understood under 14a-8(i)(10) of the Exchange Act). Accordingly, on behalf of Monsanto, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement pursuant to Rule 14a-8(j) and hereby request that the Staff confirm that it will not recommend enforcement action against Monsanto should Monsanto omit the Proposal from the Proxy Statement.

Pursuant to Rule 14a-8(j), by way of this letter, the Company hereby submits its reasons for excluding the Proposal no later than 80 days before it expects to file its definitive form of proxy with the Commission. While the Company has not yet determined the definitive date of its 2006 Annual Meeting, the Company currently expects the meeting to take place in mid-January 2006, and it expects to file definitive proxy materials on or about December 6, 2005. Monsanto has notified the Proponent by copy of this letter of its intention to omit the Proposal from the Proxy Statement.

I. Rule 14a-8(i)(7) — The Proposal and supporting statement address matters relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations. The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of shareholders since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." SEC Rel. No. 34-40018 (May 21, 1998). This underlying policy rests on two central considerations. First, certain tasks are so fundamental to the Board of Directors' and management's ability to run a company on a day-to-day basis that they are not proper subjects for shareowner proposals. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998). For the reasons presented below, the Proposal falls within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and, therefore, the Company may exclude the Proposal on that basis.

The Proposal requests that the Company's Board of Directors create an ethics oversight committee of independent directors for the purpose of monitoring compliance with the Monsanto Code of Business Conduct, the Monsanto Pledge, and applicable law. Such a proposal infringes upon management's core function of overseeing the Company's basic business practices.

Mechanisms for compliance with all U.S. laws, including those governing transactions with foreign entities, are integral to the Company's policies, and ensuring compliance with such policies is a core management function. At the direction of its Board of Directors and its independent Audit and Finance Committee, as part of its ordinary day-to-day business, the Company (1) determines the appropriate means for achieving the Board's and management's compliance monitoring functions, (2) manages its employees and monitors their success at embodying the Monsanto Pledge's aims and (3) establishes the optimal policies and procedures for the business conduct of the Company's domestic and foreign affiliates.

Indeed, Monsanto's Board and senior management place considerable focus on the Company's compliance function. For instance, as previously disclosed by the Company, in connection with the past activities of its Indonesian affiliates, Monsanto reached resolution with the Commission and the Department of Justice ("DOJ") on the resulting related investigations, including the payment of penalties and a cease and desist order with the Commission and a Deferred Prosecution Agreement ("DPA") with the DOJ. Both the DPA and the Commission's order require Monsanto to retain an independent monitor for a period of three years to review and evaluate its policies and procedures to ensure compliance with the FCPA. Under the DPA, the Company has been working with the independent monitor to enhance its compliance and monitoring functions.

Given the Company's attention to the very important issue of compliance, the Proposal is precisely the type of proposal that should be excluded under Rule 14a-8(i)(7) because it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareowners, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998). In addition, prior to the finalization of the Company's work with the independent monitor, the formation of a new Board committee, above and beyond the current responsibilities of Monsanto's Audit and Finance Committee (discussed in greater detail below), may be unnecessarily duplicative or even at odds with the ultimate recommendations of the independent monitor.

The Staff has consistently declined to recommend enforcement action against companies that omitted shareowner proposals requesting that the board of directors undertake actions to ensure compliance with legal requirements related to ordinary business operations. For instance, in Citicorp (Jan. 9, 1998), the Staff did not recommend enforcement action against the company for omitting, under the ordinary business exception, a proposal that called for the board of directors to form an independent committee of outside directors to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the FCPA or local laws had been made to any foreign nationals. See also Crown Central Petroleum (Feb. 19, 1997) (proposal requesting the board to investigate whether marketing practices have resulted in sales of tobacco to minors in violation of applicable laws, determine the steps needed to ensure full compliance with applicable laws, and report to shareholders); Citicorp (Jan. 8, 1997) (proposal relating to bank policies to monitor illegal transfers through customer accounts).

Similarly, the Staff has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. For example, in Chrysler Corp. (Feb. 18, 1998), the Staff granted no-action relief where a proponent requested that the board of directors review or amend Chrysler's code of standards for its international operations and present a report to Chrysler's shareholders. In Lockheed Martin Corp. (Jan. 29, 1997), the Staff determined that a proposal requesting the audit and ethics committee of the company's board of directors evaluate whether the company has an adequate legal compliance program and prepare a report fell under the purview of a company's ordinary business operations. Similarly, in AT&T Corp. (Jan. 16, 1996), the Staff determined the ordinary business operations exception applied to a proposal requesting that the company's board of directors initiate a review, in light of the company's code of ethics as it related to employment practices, of the standards and practices in the company's Maquiladora operations and prepare a report to be made available to shareholders, including recommendations for changes. See also NYNEX Corp. (Feb. 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct); Transamerica Corp. (Jan. 22, 1986) (proposal requesting the formation of a special committee of the board of directors of the registrant to develop and promulgate a code of corporate conduct).

II. Rule 14a-8(i)(10) — The Proposal may be omitted because it has been substantially implemented.

Under Rule 14a-8(i)(10), a proposal may be omitted if it has already been "substantially implemented." The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (March 28, 1991); see also Exchange Act Release No. 34-20091 (Aug. 16, 1983) (adopting interpretive change "to permit the omission of proposals that have been 'substantially implemented by the issuer'"). A proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10) —all that is required is that the Company has in place policies and procedures relating to the subject matter of the proposal.

The Company believes that the Proposal has been substantially implemented, and that it may properly omit the Proposal from its Proxy Statement in accordance with Rule 14a-8(i)(10). The Proposal calls for the establishment of a committee of independent directors for the purposes of legal and ethics compliance oversight. The Monsanto Board's Audit and Finance Committee squarely satisfies that request. The Monsanto Board's Audit and Finance Committee is legally required to be and is comprised entirely of independent directors and, as described in more detail below, has responsibility for compliance oversight of the Monsanto Code of Business Conduct and applicable law and regulations. In addition, the Monsanto Board's Public Policy and Corporate Responsibility Committee monitors the Company's ongoing commitment to the Company's Pledge and receives regular updates from management on the Company's integration of its Pledge values into the Company's processes and culture. The Public Policy and Corporate

Responsibility Committee also receives reports from Monsanto's Director of Business Conduct regarding compliance with the Monsanto Code of Conduct and applicable laws and regulations.

As an example of its active monitoring role, the Audit and Finance Committee meets with Monsanto's Director of Business Conduct to discuss any significant business conduct issues and to review any requests for guidance or complaints received by the Business Conduct Office or Monsanto's anonymous guidance line. Monsanto's senior internal auditing executive provides regular updates to the Audit and Finance Committee regarding internal audits of Monsanto's business and system of controls, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002, and makes regular reports to the Committee regarding risk mitigation,.

The Audit and Finance Committee's role in monitoring legal compliance is required by the New York Stock Exchange corporate governance rules and Rule 10A-3 of the Exchange Act. The Committee's responsibilities are set forth in the Audit and Finance Committee Charter (attached hereto as Exhibit B), which provides, in relevant part, that the Committee must:

> 20. Receive reports from management, including the Company's Director of Business Conduct and senior internal auditing executive, concerning the Company's and its subsidiaries' and foreign affiliated entities' conformity with the Company's Code of Business Conduct and applicable legal requirements. Review reports and disclosures of insider and affiliated party transactions. Advise the Board with respect to the Company's policies and procedures regarding compliance with the Company's Code of Business Conduct and applicable laws and regulations.
>
> 21. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
>
> 22. Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies.
>
> 23. Discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

In turn, the Company's Code of Business Conduct (attached hereto as Exhibit C) addresses a wide variety of legal and ethics compliance matters, including, among other prescriptions:

> In the course of their duties, Monsanto employees may from time to time come into contact with government officials. It is vital that all such contacts be open and above board.
>
> A U.S. law, the Foreign Corrupt Practices Act (FCPA), prohibits Monsanto employees and agents from directly or indirectly offering or promising to pay, or authorizing the payment of money or anything of value to government officials outside the U.S., for the purpose of influencing the acts or decisions of those officials. Over sixty countries have enacted similar legislation prohibiting bribery by citizens of those countries of government officials in other countries. Monsanto employees and agents shall comply with the FCPA and similar anti-bribery laws.
>
> Facilitating payments shall not be made without the prior approval of the General Counsel unless there is an emergency situation.
>
> Additionally, almost every country has laws that prohibit the making, offer or promise of any payment or anything of value (directly or indirectly), to an employee or official of that country's government when such payment is designed to influence an official act or decision to win or retain business for us.
>
> Accordingly, no payments, gifts, services, or any other item of value may be offered or given to any government official, anywhere in the world, if that payment, gift, service, or item is intended to or could even have the appearance of being intended to influence the actions of a government official to win or retain business for Monsanto. (See Code of Business Conduct, page 8)

Taken together, (1) the substance of the Audit and Finance Committee's charter, including its responsibility as dictated by the New York Stock Exchange corporate governance rules to monitor the Company's compliance with legal and regulatory requirements and (2) the fact that Audit and Finance Committee is comprised of independent directors make clear that any separate independent "ethics committee" would be redundant to Monsanto's existing governance structure and policies. Furthermore, the Proposal is of the type that the Staff has determined in the past to constitute substantial implementation of a shareowner proposal. For example, in The Talbots, Inc. (April 5, 2002), the proponent requested implementation of a code of corporate conduct based on human rights standards of the United Nations' International Labor Organization. The proposal was found to have been substantially implemented because the company had established and implemented Standards for Business Practice, a Labor Law Compliance Program, and a Code of Conduct for Suppliers, regularly disseminated these texts to its new manufacturers, mandated annual certification, and implemented a monitoring program.

In The Gap, Inc. (March 16, 2001), the proponent asked the company's board to provide a report to shareholders on child labor practices of the company's suppliers. The Staff found that the proposal was excludable because the company (1) established and implemented a code of vendor conduct that addressed child labor practices, (2) monitored compliance with the code, (3) published information on its website about the code and its monitoring programs, and (4) discussed child labor issues with shareholders. Similarly, in Kmart Corp. (Feb. 23, 2000), a shareholder proposal requested that the company's board report on its vendor standards and vendor compliance program. The Staff concluded that the proposal could be omitted from the company's proxy materials because the company had substantially implemented the proposal through its Vendor Workplace Code of Conduct and monitoring program.

IV. Conclusion

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's Proxy Statement under Rules 14a-8(i)(7) and 14a-8(i)(10).

* * * * * *

Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1313 or Eric Robinson at (212) 403-1220, or Nancy Hamilton, Deputy General Counsel, Corporate Governance, Monsanto Company at (314) 694-4296. If the Staff does not agree with the conclusions set forth herein, we request that the Staff contact us before issuing any formal written response.

Very truly yours,

Roy J. Katzovicz

Encl.

cc: Mr. Charles W. Burson, Esq., Monsanto Company
Ms. Nancy E. Hamilton, Esq., Monsanto Company
Mr. Eric S. Robinson, Esq., Wachtell, Lipton , Rosen & Katz
Mr. John C. Harrington, Harrington Investments, Inc.

EXHIBIT A



August 5, 2005

Hugh Grant
Chair, President & CEO
Monsanto Company
800 N. Lindbergh Blvd.
St. Louis, MO 63167

Dear Mr. Grant:

Re: Shareholder Resolution

Harrington Investments, Inc., is a socially responsible investment firm managing assets for individuals and institutions concerned with a social and environmental as well as financial return. My clients and I believe that our company needs to ensure that our corporate reputation and credibility are secure and that fellow shareholders are protected from egregious corporate conduct by its officers and employees, especially relating to violations of our company's code of conduct, U.S. federal laws, and statutes of other nation states.

Therefore, I am submitting the enclosed shareholder proposal for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 200 shares of Monsanto. I have held my shares continuously for more than one year and will be providing verification of my ownership. I will continue to hold all the shares through the next stockholders' meeting. I, or someone representing me, will attend the shareholders' meeting to move the resolution as required by the SEC rules. Thank you.

Sincerely,

John C. Harrington
President

Encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Monsanto Shareholder Proposal 2006
Ethics Oversight Committee

Whereas:

- In January 2005, Monsanto was fined $1 million by the U.S. Department of Justice for paying an Indonesian official $50,000 to repeal a requirement for an environmental impact study before the company could cultivate genetically modified cotton crops in the country. This bribe was a direct violation of the Foreign Corrupt Practices Act;
- Monsanto was also fined $500,000 by the Securities and Exchange Commission (SEC) for the $50,000 bribe and related violations which included more than $700,000 of illegal or questionable payments made to at least 140 current or former Indonesian government officials and their family members from 1997 to 2002;
- A senior Monsanto manager instructed a consulting firm in Indonesia to submit false invoices to conceal the $50,000 bribe. According to the SEC complaint, "Despite obvious irregularities in the invoices, the Senior Monsanto Manager approved the false invoices and convinced other Monsanto managers to approve the false invoices for payment." The other improper payments were concealed by Monsanto's Indonesian affiliates using false registration fees and inflated sales of pesticide products;
- These incidents are direct violations of the guidelines established by the Monsanto Code of Conduct and the values expressed by the Monsanto Pledge;
- According to the SEC complaint, the repeated violations of Monsanto's accounting policies, controls and procedures by its Indonesian subsidiary were undetected due to inadequate internal controls. From 1996 to 2001, Monsanto failed to conduct audits of its Indonesian subsidiary as required by Indonesian law. When Monsanto did conduct an internal investigation in 2001, uncovering the illicit payments and disclosing them to the SEC, it did not uncover the $50,000 bribe.

Be it Resolved: Shareholders request that the board of directors create an ethics oversight committee of independent directors for the purpose of monitoring the company's domestic and international business practices to insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act.

Supporting Statement: All past actions described in this resolution may substantially increase overall legal and financial risk, damaging our company's name brand and corporate reputation.

Monsanto's Code of Ethics for Chief Executive and Senior Financial Officers states that these officers "bear a special responsibility for promoting integrity throughout the organization," including compliance with applicable laws, rules and regulations of federal, state, provincial and local governments; responsible use of and control over all assets and resources; and prompt reporting to the General Counsel or Director of Business Conduct any conduct believed to be a violation of law or business ethics. However, clearly the oversight of a large multinational company such as Monsanto requires the involvement of fiduciaries without any direct financial interest in the company. An oversight committee comprised of independent directors would provide the additional protection and guidance so necessary to maintaining Monsanto as a responsible and profitable company.

AUDIT AND FINANCE COMMITTEE CHARTER

Purpose

The Audit and Finance Committee is appointed by the Board to assist the Board in the oversight of (1) the integrity of the financial statements of the Company, (2) the independent auditor's qualifications and independence, (3) the performance of the Company's internal audit function and the independent auditors, and (4) the compliance by the Company with legal and regulatory requirements.

The Audit and Finance Committee shall prepare the report required by the rules of the Securities and Exchange Commission (the "Commission") to be included in the Company's annual proxy statement.

Committee Membership

The Audit and Finance Committee shall consist of three or more members of the Board. The members of the Audit and Finance Committee shall meet the independence and experience requirements of the New York Stock Exchange, Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the Commission. No director may serve as a member of the Audit and Finance Committee if such director serves on the audit committees of more than two other public companies unless the Board determines that such simultaneous service would not impair such director's ability to serve effectively on the Audit and Finance Committee.

The members of the Audit and Finance Committee shall be appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee. Members shall serve at the pleasure of the Board and for such term or terms as the Board may determine.

Committee Authority and Responsibilities

The Audit and Finance Committee shall have the sole authority to appoint or replace the independent auditor (subject, if applicable, to shareholder ratification), and shall approve all audit engagements and the fees and terms thereof and all non-audit engagements with the independent auditors subject to *de minimus* exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act that are approved by the Audit and Finance Committee prior to the completion of the audit. The Audit and Finance Committee may consult with management but shall not delegate these responsibilities to management. The independent auditor shall report directly to the Audit and Finance Committee.

The Audit and Finance Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

The Audit and Finance Committee may delegate the authority to approve audit and permitted non-audit engagements with the independent auditors to a member of the committee. If any such authority is delegated, any decisions to pre-approve any activity shall be presented to the full Audit and Finance Committee at its next meeting.

The Audit and Finance Committee shall meet as often as it determines, but not less frequently than quarterly. The Audit and Finance Committee may form and delegate authority to subcommittees when appropriate.

The Audit and Finance Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Audit and Finance Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit and Finance Committee. The Audit and Finance Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Audit and Finance Committee shall meet with management, the internal auditors and the independent auditor in separate executive sessions at least quarterly. The Audit and Finance Committee may also, to the extent it deems necessary or appropriate, meet with the Company's investment bankers or with financial analysts who follow the Company.

The Audit and Finance Committee shall make regular reports to the Board with respect to its activities, including any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors or the performance of the internal audit function. The Audit and Finance Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

The Audit and Finance Committee shall produce and provide to the Board of Directors an annual performance evaluation of the Committee, which evaluation shall compare the performance of the Audit and Finance Committee with the requirements of this Charter. The performance evaluation shall also recommend to the Board of Directors any improvements to the Audit and Finance's Charter deemed necessary or desirable by the Audit and Finance Committee. The performance evaluation by the Audit and Finance Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the Chairperson of the Audit and

Finance Committee or any other member of the Audit and Finance Committee designated by the Committee to make this report.

The Audit and Finance Committee, to the extent it deems necessary or appropriate, shall:

Financial Statement and Disclosure Matters

1. Review and discuss with management and the independent auditor the annual audited financial statements, including specific disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K.

2. Review and discuss with management and the independent auditor the Company's Form 10-Q, including the quarterly financial statements, prior to the filing of its Form 10-Q, including the results of the independent auditor's reviews of the quarterly financial statements.

3. Review and discuss with management and the independent auditor (a) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including the development, selection and disclosure of critical accounting estimates and analyses of the effects of alternative GAAP methods on the financial statements, and (b) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

4. Review and discuss quarterly reports from the independent auditors on:

   (a) All critical accounting policies and practices to be used.

   (b) All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.

5. Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the

types of information to be disclosed and the types of presentations to be made).

6. Discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

7. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

8. Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit. In particular, discuss:

   (a) The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management.

   (b) The management letter provided by the independent auditor and the Company's response to that letter, as well as other material written communications between the independent auditor and management, such as any schedule of unadjusted differences.

   (c) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

9. Review disclosures made to the Audit and Finance Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

<u>Oversight of the Company's Relationship with the Independent Auditor</u>

10. Review the experience and qualifications of the senior members of the independent auditor team.

11. Obtain and review a report from the independent auditor at least annually regarding (a) the independent auditor's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any

steps taken to deal with any such issues, and (d) all relationships between the independent auditor and the Company. Evaluate the qualifications, performance and independence of the independent auditor, including reviewing and evaluating the lead audit partner of the independent auditor and considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, and taking into account the opinions of management and the internal auditor. The Audit and Finance Committee shall present its conclusions with respect to the independent auditor to the Board and, if so determined by the Audit and Finance Committee, recommend that the Board take additional action to satisfy itself of the qualifications, performance and independence of the auditor.

12. Ensure the rotation of the audit partners of the independent auditor as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

13. Recommend to the Board policies for the Company's hiring of employees or former employees of the independent auditor who participated in any capacity in the audit of the Company.

14. Discuss with the national office of the independent auditor issues on which they were consulted by the Company's audit team and matters of audit quality and consistency.

15. Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit.

Oversight of the Company's Internal Audit Function

16. Review the appointment and replacement of the senior internal auditing executive.

17. Review the significant reports to management prepared by the internal auditing department and management's responses.

18. Discuss with the independent auditor and management the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit.

Compliance Oversight Responsibilities

19. As applicable, receive from the independent auditor any required reports related to Section 10A(b) and Rule 13b2-2(b) under the Exchange Act.

20. Receive reports from management, including the Company's Director of Business Conduct and senior internal auditing executive, concerning the Company's and its subsidiaries' and foreign affiliated entities' conformity with the Company's Code of Business Conduct and applicable legal requirements. Review reports and disclosures of insider and affiliated party transactions. Advise the Board with respect to the Company's policies and procedures regarding compliance with the Company's Code of Business Conduct and applicable laws and regulations.

21. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

22. Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies.

23. Discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

Financial Oversight

24. In discharging its finance oversight responsibilities, the Audit and Finance Committee shall:

    (a) Review and discuss the Company's financial plans, policies and budgets to ensure their adequacy and soundness in providing for the Company's current operations and long-term growth.

    (b) Review, discuss and make recommendations to the Board concerning proposed equity, debt or other securities offerings and private placements.

    (c) Review and make recommendations to the Board concerning its dividend policy and dividends to be paid.

Employee Benefit Plans Investment Fiduciary Function

25. Appoint the members and monitor the performance of the Company's Pension and Savings Funds Investment Committee, which serves as fiduciary responsible for the control and management of the assets of each employee pension or welfare benefit plan sponsored by the Company.

Limitation of Audit and Finance Committee's Role

While the Audit and Finance Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit and Finance Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

Business Conduct

Code of Business Conduct

Scope of this Code
This Code of Business Conduct (the "Code") has been adopted by our leadership and our Board of Directors and presents and explains the basic obligations of all of us. To start with, it is Monsanto policy to comply with applicable laws and regulations. This Code is a guide and resource to provide legal information on business conduct issues that frequently occur. The Code is not intended to address every circumstance, nor is it a summary of all the laws and regulations that apply to Monsanto. Employees are always expected to use their common sense and best judgment when addressing business conduct issues, and to seek guidance if the best course of action is not clear.

This Code applies to Monsanto businesses and subsidiaries worldwide and applies to all Monsanto officers, directors, and full time and part time employees. Additionally, this Code will apply to all affiliates controlled by Monsanto. Finally, all entities representing Monsanto such as consultants, agents, sales representatives, distributors, and independent contractors shall agree in writing to follow all applicable portions of this Code. Wherever applicable, those entities will be bound by the same provisions that apply to Monsanto employees.

Business Conduct Office
The Business Conduct Office has been created to implement and manage the Business Conduct Program at Monsanto. The duties of this Office include providing guidance and advice on the Code and any business ethics issues.

You are encouraged to take advantage of the methods of contacting the Business Conduct Office:

Monsanto Guidance Line: 877•781•2431
Office Phone: 800•886•0782
E-mail: business.conduct @ monsanto.com
Regular mail: Monsanto Business Conduct Program
P.O. Box 21526
St. Louis, MO 63132, USA

Business Conduct web-based feedback form: On the Business Conduct Program homepage

Please note, if you wish to submit an anonymous concern or question to the Business Conduct Office, you may do so. However, to protect your anonymity please utilize the Guidance Line or P.O. Box methods of communication. To those employees who do provide their names, your confidentiality will be protected as much as possible.

Additionally, you may always raise an issue or question to your supervisor or to the Monsanto Law Department.

Integrity
We will act with integrity in all we do, because integrity is the cornerstone of the way Monsanto does business. A business built on integrity creates bonds of trust that lead to strong and enduring relationships with the communities within which we work, with our customers, with our other stakeholders, and with each other. Integrity guides our behavior in all things, including living up to the elements of our Monsanto Pledge.

Within and overarching the Pledge are the Monsanto values that serve to make up our commitment to integrity:

Honesty To be candid and forthright in our dealings, clear and accurate in our communications. To earn and keep the trust of those we serve.
Decency To treat people with dignity and fairness. To listen to the ideas of others, even opposing views, and work together with humility to solve problems.
Consistency To live up to our commitments to our customers, investors, communities, and each other. To be accountable for our actions and strive for excellence.

Courage To be brave enough to articulate and actually live our values, even when confronted by those who don't. To do right, even when it's easier to do wrong.

Occasionally, even when an action is lawful, you may have concerns about whether such action should be taken, as to do so may conflict with our own values, or with portions of our Monsanto Pledge. To help you resolve such dilemmas, the following decision-making guidance is provided.

Follow these steps in trying to resolve your problem:
1. Get the facts, clarify your dilemma and determine the fundamental issue as best you can.

2. Do your best to understand the interests of those who will be affected by your decision, and make note of any competing interests.

3. Evaluate the situation and any action by reference to our Monsanto Pledge.

4. If your dilemma seems to present a conflict with our Pledge, go to our Values for additional guidance to select a decision that considers the values and will, in your best judgment, be the best choice.

5. Seek additional guidance if you are still unsure of the best course of action. In a nutshell, then, use this Code as a reference not only for complying with applicable laws, but for making certain that our actions reflect the type of Company we want Monsanto to be.

Here's a summary of what Integrity means on the job:

- Comply with all laws, regulations, rules, and policies that govern the conduct of our business, wherever that business is transacted.
- Ensure that all of our transactions are handled honestly and recorded accurately.
- Avoid conflicts of interest, both real and perceived.
- Don't use Monsanto assets, information, or relationships for personal gain.
- Refrain from any acts of retribution or retaliation against an employee who has properly reported a business conduct issue or question.
- Respect the rights of all employees to fair treatment and equal opportunity, free from harassment.
- Conduct all business dealings with honesty and fairness.

Our Commitments

Living with Integrity means making and keeping commitments. We've divided this Code into six areas of our business, and we'll talk about our commitments in each area.

I. Our Commitment to Each Other

We'll start with our responsibilities to each other, our fellow employees. Our treatment of each other sets the example and the foundation for how we should treat all others with whom we do business.

Our Work Environment
It is our employees and teams who make Monsanto successful, and we must never lose sight of that fact. Monsanto is committed to creating a winning environment that is diverse and free from discrimination and harassment. Accordingly, we are committed to providing equal opportunity in employment to all employees and applicants for employment. This means we will recruit, hire, promote, compensate and provide other conditions of employment without regard to a person's race, color, religion, gender, age, national origin, sexual orientation, veteran status, disability or any other status covered by employment laws. We will make a good faith effort to provide reasonable accommoda-

tions to people with disabilities.

We will not tolerate discriminatory conduct or harassment based on the above characteristics, including that of a sexual, racial, or religious nature. Comments and actions that encourage or create a hostile environment will not be tolerated. In addition to those reporting channels already mentioned, employees who have questions or concerns regarding our work environment may always contact the Human Resources Department.

Safety and Health Concerns In addition to external regulatory requirements Monsanto has established certain safety and health Fundamental Requirements to provide uniform safety and health standards globally. These requirements, supported by the policies of the Monsanto ESH Manual, provide standards to allow us to meet the goals set in the Monsanto Pledge. Remember that each one of us has an individual responsibility for safety.

Monsanto can only make healthful working conditions a reality with the cooperation of every employee. As part of that cooperation, all employees are expected to come to work free from the influence of illegal drugs or alcohol. The use of illegal drugs or the abuse of legally prescribed drugs in the workplace is strictly forbidden.
http://www.monsanto.com/monsanto/layout/our_pledge/corp_gov/code.asp - top#top

II. Our Commitment to Fair Dealing

Monsanto pledges honesty, integrity, and ethical behavior in our business dealings. We will strive to compete lawfully and ethically in the marketplace.

Antitrust and other Competition Laws
Antitrust is a general term for laws that promote fair and open competition. These laws exist in the United States, the European Union, and many other countries where Monsanto does business. They deal with agreements and practices that are anti-competitive such as price fixing and boycotting or allocating suppliers or customers. Antitrust laws can also apply to such business combinations as teaming agreements, joint ventures, mergers, acquisitions, and other cooperative business arrangements. We will comply with all applicable antitrust laws and will strive to avoid even the appearance of any agreement or understanding in violation of those laws.

Competitive Intelligence
We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is strictly prohibited. No Monsanto employee or agent shall seek or gain competitive intelligence through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, improper questioning or assignment of new employees, or any other intentional unfair dealing practice.

Bribery and Kickbacks

Bribes and kickbacks are illegal and prohibited. Bribes and kickbacks severely damage the fabric of trust that must be created in order to foster a healthy environment for our business to grow. No funds or assets of Monsanto shall be paid, loaned or otherwise disbursed as bribes, kickbacks, or other payments designed to influence or compromise the conduct of the recipient. No employee may ever solicit or accept a bribe or kickback. For a discussion of bribery in the international arena, see the section in this Code entitled Assisting in the Fight against Corruption. For a discussion of permissible gifts or entertainment, see the next section.

Gifts and Entertainment
At Monsanto, part of our commitment to competing fairly means not seeking any improper or unfair advantage that can be obtained by providing gifts or entertainment. Nor will we allow any company to gain an improper or unfair advantage when dealing with us. On occasion, the provision or exchange of items of modest value such as gifts, meals and entertainment is a permissible way to establish goodwill and trust in business relationships. At Monsanto, it is permissible to provide and accept such gifts so long as they: are lawful, are given or accepted infrequently, are

of modest value, cannot be construed as a bribe or payoff, and reflect good taste and judgment. This includes gifts to state and local government employees in the United States. Employees will neither offer nor provide any gift that could be perceived as an attempt by Monsanto to improperly influence anyone with whom we are doing business. In that same light, no Monsanto employee may accept any gift that would give the impression that the employee or Monsanto can be influenced by the gift. Special care must be taken with relationships that involve suppliers to Monsanto.

For a discussion of gifts to government officials outside the United States, see the section in this Code entitled Assisting in the Fight against Corruption.

Marketing Integrity
Monsanto competes for business based on the outstanding value of our products and services. Our marketing efforts should be in keeping with the excellent reputation we want Monsanto to enjoy. We will endeavor to avoid misleading or deceptive statements in our promotional materials. Such statements may mislead our customers or others who depend on our candor regarding the food they eat and the Monsanto products they use. We will strive to avoid such an occurrence. Monsanto promotional materials should be truthful and accurate. Such materials should be supported by sound, scientific data, and must avoid false references to the products of our competetors.

Political Contributions and Lobbying
As a part of making sure that our message is heard and understood, Monsanto may choose to be involved in political activities. It is Monsanto's policy to comply fully with applicable laws governing corporate political activities. In the United States, Monsanto may, in accordance with all applicable laws, establish voluntary political action funds to which employees may contribute and which are independent of any political party, organization or candidate. Employees' contributions to such funds will at all times be absolutely voluntary. Whether an employee participates will have no effect on the employment, promotion, or compensation of any employee. In the United States, Monsanto may make corporate campaign contributions to state or local political parties, political committees or candidates for elective public office, but only where and to the extent that such contributions are lawful. It is Monsanto's policy not to contribute financially to political parties outside the United States without prior approval by an appropriate Monsanto official. Political lobbying efforts worldwide are strictly regulated. All Monsanto lobbying efforts shall comply with all applicable laws and regulations.

Insider Trading
In order to ensure fairness and openness in the trading of securities and compliance with applicable securities laws, all Monsanto employees are prohibited from engaging in insider trading. Insider trading most frequently occurs when we use "inside information" gained through Monsanto to buy or sell the securities of any company, not just Monsanto. Using inside information (inside information means information of a confidential and material nature) when buying or selling stock, or providing a family member, friend, or any other person with a "tip" based on such information, is both illegal and unethical. All non-public information about Monsanto should be considered proprietary information and should never be used for personal gain, including the trading of stock. Please note: this section applies to all employees, not just senior management.

Conflicts of Interest A conflict of interest arises when we put our personal; social, financial, or political interests before the interests of the Company. Conflicts of interest are to be avoided because besides causing legal concerns, they can provide an appearance that Monsanto does not play fair in how it does business, that we don't follow the high standards of business ethics that we espouse. Not every potential conflict is a problem, but all potential conflicts have to be disclosed to permit timely guidance.

Examples of potential conflict include:

- Working, in any capacity, for a competitor, customer or supplier while still employed by or performing services for Monsanto.
- Accepting gifts of more than nominal value from a competitor, customer or supplier.
- Competing with Monsanto for the purchase or sale of property, services or other interests.
- Having an interest in a transaction involving Monsanto, a customer or supplier (not including routine investments in publicly traded companies).

- Receiving a loan or a guarantee of an obligation as a result of your position with Monsanto.

Avoid even the appearance of a conflict of interest, and especially remember to disclose immediately any situation in which you find yourself where a conflict may exist. Potential conflicts may be disclosed to the Business Conduct Office or to the Law Department.

Corporate Opportunities
At Monsanto we may learn of personal business opportunities as a result of our Monsanto duties. These "corporate opportunities" may result in a special type of potential conflict of interest when we, a close relative of ours, or other person with whom we have a close personal relationship, participate in an existing or potential business activity in which Monsanto also has an expressed interest. We must work hard to avoid any such potential conflicts. If you find yourself facing such a potential conflict, contact the Business Conduct Office.

Supplier and Customer Relationships
As much as possible, the selection of sub-contractors and suppliers must be made on the basis of strictly objective criteria. Such criteria include quality, technical excellence, cost/price, schedule/delivery, services and maintenance of adequate sources of supply and safety record where appropriate. Similarly, as a Monsanto representative you must be scrupulously honest in all dealings with those governments, businesses and other organizations which may be or become our customers and/or partners. All contracts with customers and partners must be fairly negotiated and concluded, with no hidden deals or unspoken agreements, and fully recorded in writing.

III. Our Commitment to Product Integrity

Monsanto's Code of Conduct also encompasses Product Integrity. Through Product Integrity we will seek to ensure that our products and technology comply with or exceed all applicable laws, regulations and approval standards. We will also endeavor to make our products safe and environmentally sustainable, and we will also do our best to see to it that they are used properly and responsibly, meeting or exceeding customer and consumer product quality expectations. Product Integrity is addressed in more detail in the Scientific Research, Product Quality, Regulatory Compliance, and Product Stewardship sections shown below.

Scientific Research
At Monsanto we know and understand the importance of conducting ethical scientific research. Much of our success will depend on building trust with various groups and people, and much of that trust will depend on the accuracy and reliability of the scientific data that we provide.

To keep our research product ethical, such research must be performed with:

- Approved protocols and proper controls.
- Peer review or quality assurance oversight, as appropriate.
- Data that are accurately recorded, reproducible or capable of being reconstructed, and properly documented.
- Application of an appropriate statistical or data analysis.

Product Quality
Monsanto is committed to consistently delivering the highest quality products. This occurs through standardized processes including processes that are being continually improved. Commitment to quality is one of our core values and is the common element that spans the organization and connects us with the customer. Product quality is realized through everyday efforts of each employee. Optimum results, both performance and financial, are the natural consequences of effective quality management. Our objective is to lead the industry in the development and sharing of best product quality practices, and we will deliver products that meet all legal and contractual requirements. We are committed to providing tools to our partners and licensees, so they too have the capability to produce high quality products and offerings.

Regulatory Compliance
Monsanto conducts our global business in a highly regulated environment in which most of our products must be approved by regulatory agencies prior to being sold or used by our customers. At Monsanto it is our goal to comply with all relevant international, regional, and local regulations and approval processes and requirements. In that way we can market our products, and our customers in turn can market their products as well. In addition, by meeting or exceeding all regulatory safety and compliance requirements, Monsanto seeks to assure our customers, growers, and consumers that we have established the safety of our products and have satisfied rigorous reviews by appropriate regulatory authorities.

Product Stewardship
Product stewardship is Monsanto's obligation to assess and support our products and technologies by evaluating whether those products and technologies are safe and environmentally responsible. Additionally, product stewardship involves our obligation to explain and promote the proper and responsible use of those products and technologies, especially with respect to the standards and principles of the community. Monsanto is committed to product stewardship and has a Health and Environmental Stewardship Council and several work groups specifically dedicated to stewardship. The Council is responsible for helping Monsanto achieve our stewardship obligations. Employees are expected to support stewardship initiatives.

IV. Our Commitment to Working Within Our Communities

At Monsanto, we understand the impact that we have on the communities in which we do business, and we want to make positive contributions for the betterment of those communities. We understand that it is a privilege to be allowed to do business within our communities, and we will do our best to be worthy of the privilege granted us every day.

Protecting the Environment
As a company, we are committed to the protection of the environment and the health and safety of our employees, contractors, guests and neighbors. As a part of this commitment, we strive to comply with environmental, health and safety laws and requirements wherever we operate. Such laws and regulations, whether federal, regional or local, set a minimum standard for our facilities and practices. Employees who have job responsibilities that relate in any way to environmental activities must strictly adhere to applicable laws and regulations, and Monsanto environmental policies outlined in the Monsanto ESH Manual. Failure to do so could impact our communities and the environment in addition to bringing serious legal consequences.

Employee Political Activity
Monsanto encourages its employees to become involved in civic affairs and to participate in the political process. This is a way in which all of us can practice good citizenship and make meaningful contributions to our communities. However, any political activity on your own behalf must occur strictly in an individual and private capacity and not on behalf of the Company. If you seek public office, be sure not to use any Company property or equipment for this purpose.Your political involvement must be done strictly on your own time.

V. Our Commitment to Accurate Public Disclosure and the Proper Use of Company Assets

Our investors place their trust in us to use Company assets, including financial assets, responsibly. In this way such assets are employed for their intended purpose: to help grow our business.

Quality of Public Disclosures
Monsanto has a responsibility to communicate effectively and candidly with shareholders and other constituencies so that they have a realistic picture of Monsanto's financial condition and results of operations, as seen through the eyes of management. Monsanto is committed to full, fair, accurate, timely and understandable disclosure in its periodic reports filed with the Securities and Exchange Commission and in its other public disclosures.

Accurate Books and Records
Honest and accurate recording and reporting of Company information is extremely important. Investors rely on us,

and the law requires us, to provide accurate information about our business and to make informed business decisions based on reliable records. Business transactions of all kinds are to be executed only by employees authorized to do so. Business transactions must be recorded promptly and accurately in order to permit the preparation of accurate financial and other records, and in order to reflect clearly the responsibility for assets and liabilities. No unrecorded funds may be established or maintained for any purpose. Records shall not be falsified in any manner. No entry may be made that intentionally hides or disguises the true nature of any transaction.

Monsanto employees with supervisory duties are responsible for establishing and maintaining an effective system of administrative and accounting controls in their areas of responsibility.

Records Management

Our business functions depend on recordkeeping just as people do, on a smaller scale, to keep track of what they have, and keep their affairs in order. In general, a company can't prove what belongs to it, or that it has done the right thing, without records. We are required by law to keep many types of records, including accounting, tax, and environmental health and safety, for certain periods of time. In addition, we often need records that go back farther than the law requires, to defend against lawsuits and challenges to our patents. In order to ensure that the proper records are on hand and to comply with applicable laws and regulations, all employees shall comply with the Records Management Manual and all tax and legal holds on records.

Intellectual Property and Confidential Information

Much of the hard work performed by Monsanto employees is captured or maintained in various forms of confidential information, including intellectual property. Confidential proprietary information generated and gathered in our business is a valuable Company asset. Protecting this information plays a vital role in our continued growth and ability to compete, and all proprietary information should be maintained in strict confidence, except when disclosure is authorized by Monsanto or otherwise legally required.

Proprietary information includes all non-public information that might be useful to competitors or investors or which could be harmful to Monsanto or its customers if disclosed, such as business, research, marketing, sales and new product plans, objectives and strategies, records, databases, salary and benefits data, employee medical information, customer, employee and suppliers lists, and any unpublished financial or pricing information, and includes intellectual property. Intellectual property is a general term that can refer to ideas, written work, brand names, computer programs, formulae, industrial processes, inventions and other results of intellectual effort. It can also include confidential business information such as designs, drawings, calculations and computer databases and software. Patents, trademarks, copyrights and trade secrets are each designed to protect a particular type of intellectual property, but are often combined to provide maximum protection.

As it is not always easy to identify what is intellectual property or confidential information, employees should always treat all materials as confidential until an appropriate Monsanto representative has indicated otherwise. Unauthorized use or distribution of confidential information violates Company policy and could result in disciplinary actions. It could also be illegal and result in civil or even criminal penalties. Each of us has an obligation to diligently protect all confidential information and intellectual property entrusted to us by Monsanto, and this obligation includes properly protecting the intellectual property of others. Employees are responsible for safeguarding all confidential information by marking it accordingly, keeping it secure, and limiting access to those employees who have a need to know in order to do their jobs.

An employee's obligation to protect Monsanto's proprietary and confidential information continues even after he or she leaves Monsanto. Employees leaving Monsanto must return all proprietary information in their possession.

Company Property

Company property is to be used to conduct Company business. We are expected to behave responsibly and exercise sound judgment when using our Company property. Protecting Company assets against loss, theft, misuse and waste is our responsibility. Theft, carelessness and waste directly impact our profitability, and any suspected theft, fraud or inefficient use of Company assets should be reported to a manager, the Security Department, or the Business Conduct Office. Occasional personal use of Company property is permitted where such use is lawful, of limited duration and frequency and does not consume a significant amount of Company resources. Employees are expected to use company resources approved for this purpose when listing personal items for sale or rent. Specific guidance follows.

Computer, E-mail, and Internet
The Monsanto computer system (which includes any computers provided to employees by the Company) is Company property. As with all Monsanto property, the computer system is provided for conducting Monsanto business.

Every employee is responsible for using the Company's computer system (which includes use of email and the Internet) properly and in accordance with applicable laws and Company policies. All communications and information transmitted by, received from, created or stored in the Company's computer system (including disks, CD's or other storage media) are Monsanto records and Monsanto property. The Company has the right, but not the duty, for any reason and without employee permission, to monitor all aspects of the computer system. While minimal personal use of the computer system is permitted, use of the computer system to send or receive messages or files that are illegal is prohibited. Sending or receiving sexually, racially or otherwise explicit, abusive, offensive, or profane information or materials is also prohibited.

Additionally, unless approved by Monsanto, the computer system may not be used to solicit on behalf of religious or political causes, outside business or other outside organizations, or other activities not related to an employee's services to Monsanto.

Privacy of Records
During the course of our business activities, occasionally we may have the opportunity to view a person's medical records or other personal information. This information is entrusted to us with the understanding that it will be properly used and stored. We will safeguard the confidentiality of all medical and personal information in our possession and maintain the appropriate use and access to such information. Additionally, in the course of doing business we may become aware of financial or other sensitive personal information of consumers, our customers, or others. Such information should be adequately protected and properly used by Monsanto.

European Union Privacy
The European Union's (EU) Directive on Data Protection (the Directive) permits transfers of personal data of EU citizens only to those non-EU countries that provide an "adequate" level of privacy protection. Monsanto entities within the EU will comply with the Directive. Outside the EU, Monsanto will comply with the "Principles" enumerated by the US Department of Commerce in order to provide for protection of EU personal data sent to or accessed by Monsanto in the United States.

VI. Our Commitment to the Global Workplace

Monsanto is proud to be a leader in the global workplace on a number of issues. It is a privilege to be able to offer our products and services in numerous countries around the world, to have the unique opportunity to help the citizens of those countries raise their standard of living and improve the health and well being of themselves and their children. With that privilege to conduct business throughout the world comes an obligation to respect both the laws that govern global business, as well as the government officials worldwide who enforce or enact laws. We'll discuss some of those laws now.

Assisting in the Fight Against Corruption In the course of their duties, Monsanto employees may from time to time come into contact with government officials. It is vital that all such contacts be open and above board.

A U.S. law, the Foreign Corrupt Practices Act (FPCA), prohibits Monsanto employees and agents from directly or indirectly offering or promising to pay, or authorizing the payment of money or anything of value to government officials outside the U.S., for the purpose of influencing the acts or decisions of those officials. Over sixty countries have enacted similar legislation prohibiting bribery by citizens of those countries of government officials in other countries. Monsanto employees and agents shall comply with the FCPA and similar anti-bribery laws.

Facilitating payments shall not be made without the prior approval of the General Counsel unless there is an emergency situation.

Additionally, almost every country has laws that prohibit the making, offer or promise of any payment or anything of value (directly or indirectly), to an employee or official of that country's government when such payment is designed to influence an official act or decision to win or retain business for us.

Accordingly, no payments, gifts, services, or any other item of value may be offered or given to any government official, anywhere in the world, if that payment, gift, service, or item is intended to or could even have the appearance of being intended to influence the actions of a government official to win or retain business for Monsanto.

Antiboycott Laws
The United States maintains antiboycott laws designed to ensure that companies do not cooperate in any way with unsanctioned boycotts. For example, U.S. law treats the boycott of Israel by certain countries as an unsanctioned boycott. U.S. antiboycott laws impose strict prohibitions and reporting requirements in connection with such boycotts and any requests to cooperate with them. U.S. laws and regulations in this area apply to non-U.S. affiliates of Monsanto and activities outside the United States. We will comply with such antiboycott laws and adhere to their reporting requirements.

Trade and Economic Sanctions
The United States from time to time imposes economic sanctions and trade embargoes to further foreign policy objectives. This is done by restricting and monitoring trade, investment, and financial transactions by U.S. persons and companies, and sometimes non-U.S. affiliates and persons, with certain countries, organizations, and individuals. US laws and regulations in this area apply to non- US affiliates of Monsanto and can include transactions between a non-US affiliate and another entity outside the U.S.

Monsanto employees shall abide by all applicable trade sanction laws.

Exporting and Importing
Exporting and importing are a daily part of Monsanto's international sales and procurements. Monsanto is committed to compliance with all U.S. and relevant non-US laws and regulations that govern the transportation of our products across international borders. Every country (or group of countries such as the EU), including the U.S., requires that imported goods go through a customs process. Monsanto will comply with all applicable customs laws, supplying customs authorities with accurate and truthful information about the products that we are exporting or importing.

Ethical Currency Transactions
More than 100 countries now have laws that prohibit money laundering. Money is "laundered" when it is taken from an illegal activity and run through a legal activity to conceal criminal activity associated with it, including the crimes that generate it, such as terrorism, drug trafficking or illegal tax avoidance. Monsanto is committed to complying fully with all applicable anti-money laundering laws throughout the world.

Monsanto's integrity and reputation can be severely damaged by failing to detect and avoid those relationships that place us at risk. Monsanto will conduct business with partners, especially customers, of good reputation who are involved in lawful business activities. We will not knowingly accept funds that are derived from unlawful sources or activities.

Frequently Asked Questions

What are my responsibilities under the Code?
Each of us is responsible for making integrity a part of all we do, for living up to the high standards that we Monsanto employees set for ourselves. Every Monsanto employee will comply with applicable laws, with our policies, and with our Code of Business Conduct and will report to the Business Conduct Office any situation that even ap-

pears to violate the Code.

We trust the integrity of our employees and stand ready to help with issues and areas of conflict. However, employees who fail to comply with the Code will be subject to disciplinary action up to and including termination. Additionally, all employees are expected to cooperate with any investigation of an alleged Code violation.

It is the policy of Monsanto not to take adverse action against an employee who, acting truthfully and in good faith, reports alleged violations of the Monsanto Code of Business Conduct to Monsanto management, the Law Department, or the Business Conduct Office. Any manager who retaliates against an employee for making a report under this Code shall be subject to disciplinary measures up to and including termination of employment. Any employee who can be shown to have knowingly made a false report shall also be subject to disciplinary action up to and including termination of employment.

What are the responsibilities of managers under the Code?
Monsanto management is expected to set the example of proper business conduct. That means creating and sustaining a work environment in which employees both understand the ethical behavior expected of them and feel free to raise issues or concerns regarding that behavior. Our management at all levels must be diligent in spotting indications that violations of our Code may have occurred.

That diligence must carry over into addressing situations that appear to be in violation of our Code. Finally, every manager has an absolute duty to report any instances of an alleged or apparent Code violation to the Business Conduct Office.

Where do I go for help if I am unclear on something?
The Business Conduct office stands ready to assist.
Monsanto Guidance Line: 877•781•2431
Office Phone: 800•886•0782
E-mail: business.conduct @ monsanto.com
Regular mail: Monsanto Business Conduct Program
P.O. Box 21526
St. Louis, MO 63132, USA
Business Conduct web-based feedback form: On the Business Conduct Program homepage

Closing Thoughts
In issuing this Code of Business Conduct, Monsanto reaffirms its commitment to conducting all of its business consistent with integrity, consistent with all legal requirements and the ethical standards set forth in this code. For this Code to have real value, every person in our Company must make a personal commitment to it, and each one of us is expected to do just that. Make every effort to live up to our Pledge and the values inherent in the Pledge in every activity. Seek new and innovative ways of building the Pledge and those values into our daily business activities.

Challenges that arise in the course of our business can be resolved consistently with all applicable laws and regulations, and with our high ethical standards, and still allow us to meet our business objectives if issues are identified early, addressed cooperatively, and solved thoughtfully. Together, we can create a winning environment.


HARRINGTON
INVESTMENTS, INC.
RECEIVED
2005 SEP 23 PM 2:18

September 22, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Appeal of Monsanto Company's No Action Request to a Shareholder Proposal Submitted for Inclusion in the Company's 2006 Proxy Material

Ladies and Gentlemen:

This letter is in response to a letter dated September 15, 2005 from the Monsanto Company (the "Company"), indicating the Company had filed a request to exclude a shareholder proposal and supporting statement filed by John Harrington (the "Proposal") from its proxy materials for the Company's 2006 Annual Meeting of shareholders. This Proposal was filed in order to allow shareholders the right to vote on whether or not the Company should create an ethics oversight committee of independent directors.

The Company seeks to exclude the shareholder resolution from their proxy material based on:

1. **Rule 14a-8(i)(7)**, which states that the Proposal may be omitted if it deals with a matter relating to the company's ordinary business operations; and

2. **Rule 14a-8(i)(10)**, which states that the Proposal may be omitted if the company has already substantially implemented the Proposal.

I respectfully request that the Commission *not* allow the Company to exclude the resolution from its proxy materials for the following reasons:

1. **Rule 14a-8(i)(7)**: The Company argues that the Proposal deals with matters relating to ordinary business operations. Referring to "management's core function of overseeing the Company's basic business practices," the Company states that the Proposal "infringes" on this function. Since it is well documented that the Company failed to properly oversee its basic business practices involving its Indonesian subsidiary, asking that the Company establish more oversight seems both appropriate and prudent. Therefore, the Proposal is not an infringement on that function. Quite the contrary, the Proposal is providing the owners of the Company the opportunity to decide if an additional protection is necessary to allow management to more effectively fulfill that function.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

(b) <u>the Monsanto Pledge and its Code of Business have not been effectively implemented</u>

The SEC rulings cited by the Company to support its claim that the Proposal has been substantially implemented (The Talbots, Inc., April 5, 2002; The Gap, Inc., March 16, 2001; Kmart Corp., February 23, 2000) were all three instances where the Staff found that the companies involved had successfully established, implemented and monitored codes of conduct. This is clearly not the case with Monsanto. If it were, the SEC and Department of Justice would not be requiring the Company to retain an independent monitor "to review and evaluate its policies and procedures to ensure its compliance with the FCPA."

I was stunned to see the Company's request that "the Staff contact us before issuing any formal written response." Considering that the process of making a no-action request is designed to ensure that the shareholders involved are able to respond to a company's claims, this request itself shows the need to establish a more ethical company culture. I respectfully urge the Commission to allow shareholders of Monsanto the right to vote on this important policy issue at its 2006 Annual Shareholders' Meeting.

Sincerely,

John C. Harrington
President

Cc: Roy Katzovicz, General Consul, Monsanto Company

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PR



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

January 12, 2006

Kevin Keogh
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-12-2006

Re: Newmont Mining Corporation
Incoming letter dated December 2, 2005

Dear Mr. Keogh:

This is in response to your letter dated December 2, 2005 concerning the shareholder proposal submitted to Newmont by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated January 6, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street, Room 736
New York, NY 10007-2341

January 12, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Newmont Mining Corporation
Incoming letter dated December 2, 2005

The proposal urges management to review its operations in Indonesia, with particular reference to "potential financial and reputational risks incurred by the company as an outgrowth of these operations," and to report its findings to shareholders.

There appears to be some basis for your view that Newmont may exclude the proposal under rule 14a-8(i)(7), as relating to Newmont's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Newmont omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel

WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

December 2, 2005

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Statement of Reasons for Omission of Shareholder Proposal Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being submitted by White & Case LLP on behalf of our client, Newmont Mining Corporation, a Delaware corporation ("Newmont" or the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reference to the Company's intention to omit the shareholder proposal attached hereto as Exhibit A (the "Proposal") filed by the Office of the Comptroller of New York City on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (collectively, the "Proponents"). The Proponents wish to have the Proposal included in Newmont's proxy statement (the "Proxy Statement") for its 2006 annual meeting of shareholders (the "2006 Annual Meeting"). On behalf of Newmont, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement for filing pursuant to Rule 14a-8(j) under the Exchange Act and hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against Newmont should Newmont omit the Proposal from the Proxy Statement in reliance on one or more interpretations of Rule 14a-8 under the Exchange Act set forth below.

The Proposal

The Proposal states that "shareholders urge management to review its operations in Indonesia, with a particular reference to potential financial and reputational risks incurred by the company as an outgrowth of these operations, and to report to shareholders on the findings of this review."

For the reasons set forth below, the Company believes that the Proposal may be omitted from the Proxy Statement.

Discussion of Reasons for Omission

Ordinary Business Operations

The Proposal should be considered a matter of ordinary business operations. Rule 14a-8(i)(7) under the Exchange Act permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In accordance with this rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. In *Release No. 34-20091* (August 16, 1983), the Commission specifically addressed the issue of the excludability under Rule 14a-8(c)(7) under the Exchange Act (the predecessor to the current Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. According to this Release, a proposal will be excludable pursuant to such rule if the subject matter of the special report involves a matter of ordinary business. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Release No. 34-40018* (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Release No. 34-40018* (May 21, 1998).

The Company believes that the Proposal fits squarely within the category of proposals meant for exclusion pursuant to Rule 14a-8(i)(7) under the Exchange Act, because the Proposal seeks an evaluation of the financial and reputational risks of the Company's business operations. The Proposal's focus is the operations of the Company, which are issues exclusively under the aegis of the Board of Directors. The Proponent does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks a review of the Company's business activities and, in particular, certain of the financial and reputational risks it faces. The review or evaluation of risks is a fundamental part of ordinary business operations and is best left to management and the Board of Directors. *See, e.g., Dow Chemical Company* (available February 23, 2005) (excluding proposal requesting a report describing the impact that certain outstanding issues may reasonably pose on the company, its reputation, its finances and its expansion); *Newmont Mining Corp.* (available February 5, 2005; reconsideration denied March 15, 2005) (excluding proposal requesting a review of and report on the Company's policies concerning waste disposal at its mining operations in Indonesia, with a particular reference to potential environmental and public health risks incurred by the Company by such policies); *Newmont Mining Corp.* (available February 4, 2004) (excluding proposal requesting report on risk to the company's operations, profitability and reputation from its social and environmental liabilities); *Xcel Energy Inc.* (available April 1, 2003) (excluding proposal which urged that the company's board of directors issue a report disclosing the economic risks associated with the company's past, present and future emissions of certain gases and the public stance of the company regarding efforts to reduce these emissions); *Mead Corporation* (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). The Proposal is similar to those in *Dow Chemical Company, Newmont Mining Corp., Xcel Energy Inc.* and *Mead Corporation.*

Furthermore, the Staff has consistently allowed omission of proposals seeking financial disclosures beyond those that the registrant is required to make on the basis that such proposals relate to the conduct of ordinary business. *See, e.g., WPS Resources Corp.* (available January 23, 1997); *American Telephone and Telegraph Company* (available January 29, 1993); *American Stores Company* (available April 7, 1992); *Potomac Electric Power Company* (March 1, 1991); *Pacific Gas and Electric Company* (available December 13, 1989); *Minnesota Mining and Manufacturing Company* (available March 23, 1988); *Arizona Public Service Company* (available February 22, 1985). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders supplementally. *See, e.g., Mead Corporation* (available January 31, 2001); *American Telephone and Telegraph Company* (available January 29, 1993); *Arizona Public Service Company* (available February 22, 1985). The Commission already regulates disclosure by companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies, including any known risks and uncertainties that might have future impact on such company. The decision to disclose information in addition to that which is required by the Commission is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations. Furthermore, a report on potential risks enters into the realm of risk evaluation that is uniquely the responsibility of the Company's Board of Directors and management in their ongoing operation of the business. Therefore, the Company believes that the Proposal is also excludable based upon the above reasoning.

While proposals involving business matters that are mundane in nature may be excluded from a company's proxy materials based upon Rule 14a-8(i)(7) under the Exchange Act, proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may not be excluded on such basis. *Release No. 34-12999 (November 22, 1976); Release No. 34-40018 (May 21, 1998).* The Staff recently addressed this distinction relating to shareholder proposals involving environmental and public health issues, clarifying that a company may omit such shareholder proposals if the proposal focuses on the "company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health," but not if the proposal focuses on the "company minimizing or eliminating operations that may adversely affect the environment or the public's health." *Staff Legal Bulletin No. 14C* (available June 28, 2005). In *Staff Legal Bulletin No. 14C*, the Staff compared the proposal it permitted to be excluded in *Xcel Energy Inc.* (available April 1, 2003) (calling for a report by the board of directors on "the economic risks associated with the Company's past, present and future emissions", "the public stance of the company regarding efforts to reduce these emissions," and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability"), with *Exxon Mobil Corp.* (available March 18, 2005) (calling for a report "on the potential environmental damage that would result from the company drilling for oil and gas in protected areas" and "the implications of a policy of refraining from drilling in such areas"). Here, unlike *Exxon Mobil Corp.*, the Proposal neither requests that the Company minimize or eliminate operations that may adversely affect the environment or the public's health, nor requires that the report focus on the Company minimizing or eliminating such operations. Instead, similar to the proposal in *Xcel Energy Inc.*, the Proposal seeks a report merely assessing the potential risks that the Company faces as a result of certain aspects of its operations that may adversely affect the environment or the public's health. Furthermore, although the preamble to the Proposal alludes to certain environmental and public health issues in Indonesia, the action requested by the resolution in the Proposal is for a report that focuses in particular on "potential financial and reputational risks incurred by the company as an outgrowth of these operations." This language in the Proposal indicates that the main objective of the Proposal is not to address any particular social policy issue, but instead to request a report that focuses on financial aspects of the Company's operations in Indonesia, which as previously discussed fall within the purview of the Company's ordinary business operations. Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside of Rule 14a-8(i)(7) under the Exchange Act. *Release No. 34-40018* (May 21, 1998). Instead, the Proposal merely addresses the ordinary business of the Company.

Based on the foregoing, the Company believes that the Proposal deals with matters that involve the Company's ordinary business operations. Accordingly, and in view of the consistent position of the Staff on prior proposals relating to substantially similar issues, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7) under the Exchange Act and we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Statement.

Pursuant to Rule 14a-8(j)(2) under the Exchange Act, filed herewith are six copies of this letter as well as six copies of the Proposal. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call Kevin Keogh of White & Case LLP at (212) 819-8227.

Very truly yours,

White + Case LLP

KK:EY

cc: Britt D. Banks, Esq.
Sharon Thomas, Esq.
Kenneth B. Sylvester, Office of the Comptroller of New York City

RECD NOV 21 2005



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 14, 2005

Mr. Britt D. Banks
Vice President, General Counsel and
Secretary
Newmont Mining Corp.
1700 Lincoln Street
Denver, CO 80203

Dear Mr. Banks:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

Letters from Bank of New York certifying the funds' ownership, continually for over a year, of shares of Newmont Mining common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

We would be happy to discuss this initiative with you. Should the Company's board of directors decide to endorse its provision, the funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Kenneth B. Sylvester

Enclosures

Newmont Mining human rights ltr. 2005

NEWMONT MINING

WHEREAS, we believe that transnational corporations operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption, or poor labor and environmental standards face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, degradation of the environment or human rights violations; and,

WHEREAS, Newmont Mining has extensive mining operations on the islands of Sulawesi and Sumbawa in Indonesia; and,

WHEREAS, the company has employed submarine tailings disposal (STD) as a method of disposing of toxic mining waste generated by its Indonesian mining operations; and

WHEREAS, in September, 2004, the New York Times reported that the STD method employed by Newmont in Indonesia has been effectively banned in the United States under the provisions of the Clean Water Act; and,

WHEREAS, in August, 2005, the Indonesian government filed criminal charges against the company as well as a $133 million civil law suit on the grounds that Newmont's Sulawesi operations violated Indonesia's toxic dumping laws, and that the marine environment adjacent to those operations was contaminated with unnatural levels of arsenic and mercury that posed significant health risks to the local population; and

THEREFORE, BE IT RESOLVED, shareholders urge management to review its operations in Indonesia, with a particular reference to potential financial and reputational risks incurred by the company as an outgrowth of these operations, and to report to shareholders on the findings of this review.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

November 14, 2005

To Whom It May Concern

Re: NEWMONT MINING CORP- CUSIP#: 651639106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

the New York City Fire Department Pension Fund 96,488 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

November 14, 2005

To Whom It May Concern

Re: NEWMONT MINING CORP-NEWMONT MINING CORP-CUSIP#: 651639106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

the New York City Police Pension Fund 294,871 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

November 14, 2005

To Whom It May Concern

Re: NEWMONT MINING CORP CUSIP#: 651639106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 457,244 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

November 14, 2005

To Whom It May Concern

Re: NEWMONT MINING CORP- CUSIP#: 651639106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

the New York City Teachers' Retirement System 395,195 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

November 14, 2005

To Whom It May Concern

Re: NEWMONT MINING CORP- CUSIP#: 651639106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

the New York City Board of Education Retirement System 21,202 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EXPRESS MAIL

January 6, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Funds") in response to the December 2, 2005 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of White & Case on behalf of Newmont Mining Corporation ("Newmont" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2006 proxy statement and form of proxy (the "Proxy Materials") under Rule 14a-8(i)(7) under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the December 2, 2005 letter. Based upon that review, as well a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2006 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporate Finance (the "Division") deny the relief that Newmont seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. Among other things, the whereas clauses note: (a) the serious risk to the reputation and share value of transactional corporations operating in politically and socially troubled countries if they are seen to be responsible for, or complicit in, degradation of the environment or human rights violations; (b) the extensive mining operations of Newmont on the Indonesian islands of Sulawesi and Sumbawa; (c) the use of submarine tailings disposal (STD) by Newmont to dispose of toxic mining waste generated by its Indonesian mining operations; (d) an article in the New York Times

(9/8/04) indicating that the STD method employed by Newmont in Indonesia has been effectively banned in the United States under the provisions of the Clean Water Act; (e) that in August, 2005, the Indonesian government filed criminal charges against the company as well as a $133 million civil law suit regarding the violation of Indonesia's toxic dumping laws and the contamination of the adjacent marine environment with unnatural levels of arsenic and mercury thereby posing a significant health risk to the local population. These clauses are followed by a resolved clause that states:

> **THEREFORE, BE IT RESOLVED**, shareholders urge management to review its operations in Indonesia, with a particular reference to potential financial and reputational risks incurred by the company as an outgrowth of these operations, and to report to shareholders on the findings of this review.

II. The Company's Opposition and the Funds' Response

In its letter of December 2, 2005, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under one provision of SEC Rule 14a-8: Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet that burden and its request for "no-action" relief should accordingly be denied.

A. The Proposal Does Not Relate to the Conduct of the Company's Ordinary Business Operations and So May Not Be Omitted under Rule 14a-8(i)(7).

Due to Newmont's global stature, there has been extensive reporting of the indictment of Newmont's Indonesian subsidiary and Newmont's top executive in Indonesia, an American citizen and the subsidiary's president, an American, over allegations of dumping toxins into a bay near its mine, causing illnesses in villagers. The Newmont criminal trial is being watched in the boardrooms around the world. Rocky Mountain News (8/6/05). The trial sets a precedent because no American company, in recent history, has been indicted on criminal charges in any developing country. *Id.* The trial is an unusual case of an American corporate giant facing criminal charges in a developing country. The New York Times (8/6/05); The International Herald Tribune (8/6/05). "That the head of operations for a major American company is being criminally prosecuted abroad is exceptional enough. But the case has also become a test both of Indonesia's legal system and of the conduct of international corporations that operate in far-off lands, where local people often feel that foreign businesses keep laxer standards than at home." The New York Times Company (8/5/05); The International Herald Tribune (8/5/05). The case against Newmont is being closely watched by investors and environmentalists who are waiting to see whether the Indonesian government will be prepared to punish a multinational company for the first time in recent memory." The Guardian (8/6/05); Associated Press (8/5/05). A guilty verdict would increase pressure on the Indonesian government to withdraw the license it granted Newmont to dump waste at sea in 1999. "It would also complicate company plans to use submarine tailings disposal at a second mine it plans to open on Sumbawa in the next few years." Associated Press Worldstream (8/6/05). Although Newmont's CEO Wayne W. Murdy stated that Newmont is determined to win this case, "Murdy's headache, and perhaps that of many foreign investors in Indonesia, is that many influential Indonesians are just as determined to win." Fortune International (9/5/05) [1]

Indonesia's criminal trial against Newmont received extensive coverage again during November 2005 when an Indonesian court dropped the civil case referenced in the Proposal on jurisdictional grounds. At the time that news of the dismissal was disseminated, the media consistently discussed details of the criminal trial while pointing out that the separate criminal trial had not been affected by the court's ruling. For example, it was reported in The Financial Times (London) (11/18/05) in an article headlined, "Newmont's Legal Woes Remain in Spite of Victory in Indonesia," that the criminal hearing was unaffected and was expected to continue well into 2006. UPI (11/15/05) reported that while the decision to dismiss the civil suit would ease some of the U.S. company's troubles, it still faced charges of criminal pollution and that the president of Newmont's Indonesian subsidiary faced a possible 10-year jail sentence, if convicted.[2]

Notwithstanding this worldwide attention, the focus of the international business community and the readily apparent significant social significance, the Company, without explanation, chose to ignore completely the indictment and criminal trial in its December 2, 2005 letter. In so doing, Newmont has demonstrated insensitivity and a profound lack of understanding of the significant social policy issues the Proposal raise. Without acknowledging these material facts, the Company reached the erroneous, and indeed, preposterous conclusion that because the Proposal does not address any significant social policy issue, it should be excluded as one falling within the realm of "ordinary business." That the Company ignores its extraordinary predicament in Indonesia is arrogant and strongly conveys the urgency for the Proposal's conclusion.

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . .

---

1 *See also* Taipei Times (8/20/05); The Houston Chronicle (8/7/05); The Washington Post (8/6/05); Associated Press (8/6/05); Charleston Gazette (8/6/05); Pittsburgh Post-Gazette (8/6/05); Financial Times (8/5/05); Deutsche Presse Agentur (8/5/05); Australian Associated Press Pty. Ltd. (8/5/05); Orlando Sentinel (8/5/05); Japan Economic Newswire (8/5/05); BBC (8/5/05); The Atlanta Journal-Constitution (8/5/05); Turkish Press (8/5/05); St. .Paul Pioneer Press (8/5/05).

2 *See also* Thai Press Reports (11/17/05); The New York Times (11/16/05); St. Paul Pioneer Press (11/16/05); The Australian (11/16/05); Rocky Mountain News (11/16/05); BBC (11/15/05); Associated Press (11/15/05); Grand Forks Herald (North Dakota) (11/15/05); The Miami Herald (11/15/05); Jakarta Post (11/15/05); Deutsche Presse-Agentur (11/15/05).

> would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002)(footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

Id.

The extent to which the indictment and the prosecution for alleged criminal pollution has attracted media attention reflects the degree of public concern over the issue and supports a finding that the Proposal is not excludable. The Proposal is concerned with the Company's indicted environmental practices and the deep risks this poses, not only to the Company's finances, but to Newmont's very reputation.

In addition to its disregard of the facts, the Company failed to support its position by citing any persuasive no-action letters. None of the no-action letters Newmont cited present a Proposal intertwined with a grave state of affairs akin to the subject situation. It should be noted that Newmont did not address General Electric (January 28, 2005), which provides the most analogous situation. The factual circumstances surrounding the Proposal in General Electric included conducting business with terrorist states. Not surprisingly, the Staff rejected the Company's argument that the Proposal related only to "ordinary business." Newmont's current situation in Indonesia, i.e., the criminal indictment of a subsidiary and its president based upon the Company's environmental practices and a continuing criminal trial, may present an even more significant social policy issue and be even less like "ordinary business" than was the case in General Electric.

The Company's reliance on the Division's Staff Legal Bulletin No. 14C (June 28, 2005) is misplaced. Contrary to the Company's assertion, the subject situation is more akin to Exxon Mobil Corp. (March 18, 2005) than to Xcel Energy Inc. (April 1, 2003) As in Exxon, the Proposal is focused on a significant social policy issue, i.e., alleged hazardous environmental operations. The Proposal seeks a report on the potential financial and reputational risk to continuing these operations that underlie the indictment and pending criminal trial, and is not seeking internal assessment as was the case in Xcel. A review and risk analysis could result in the recommendation that Newmont minimize or eliminate these operations given the financial and reputational risk. Whether to continue, minimize or stop such mining operations that underlie the indictment against the company represent a significant social policy issue. Further, the Proposal in Xcel did not seek a report on the reputational risk, unlike the subject Proposal, General Electric and Exxon.

For all of those reasons, the Company has failed to prove that the Proposal may be excluded under Rule 14a-8(i)(7).

Conclusion

For the reasons stated above, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Kevin Keogh, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

000030 13



NORDSTROM

'95 JAN 12 PM 4:21

January 5, 1995

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nordstrom, Inc. -- Shareholder Proposal of Amalgamated Clothing & Textile Workers Union under Rule 14a-8

Dear Sir/Madam:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act, as amended, Nordstrom, Inc. (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy (collectively, the "1995 Proxy Materials") for its 1995 Annual Meeting a proposal (the "Proposal") submitted by Michael R. Zucker of the Amalgamated Clothing & Textile Workers Union (the "Proponent") by letter dated December 7, 1994.

Enclosed are six copies of each of the following:

(1) this letter;
(2) the Proponent's letter to the Company (including the Proposal and statement in support thereof);
(3) An opinion (the "Legal Opinion") of Lane Powell Spears Lubersky, counsel to the Company, in support of the Company's position that it may omit the Proposal from its 1995 Proxy Materials; and
(4) The Nordstrom Partnership Guidelines, the Company's letter dated April 26, 1994 to its vendors, and a press release by the Company dated May 12, 1994.

The Company believes that it may omit the Proposal from its 1995 Proxy Materials for the reason set forth in the Legal Opinion, i.e., that it is moot under Rule 14a-8(c)(10). Accordingly, the Company requests the concurrence of the staff of the Division of Corporation Finance that no enforcement action will be recommended if the Company omits the Proposal from its 1995 Proxy Materials.

By copy of this letter and all enclosures, the Company is concurrently notifying the Proponent of its intention to omit the Proposal from its 1995 Proxy Materials.

We would appreciate your earliest response to our position that the Proposal may be omitted from the 1995 Proxy Materials in order for the Company to prepare and to mail its 1995 Proxy Materials to shareholders in a timely fashion.

Please acknowledge your receipt of this letter and enclosures by date-stamping the enclosed additional copy of this letter and returning it in the enclosed, self-addressed envelope. Should you have any questions regarding this no-action request, please call the undersigned at (206) 628-1151 or, if I am unavailable, D. Wayne Gittinger or Michael E. Morgan of Lane Powell Spears Lubersky at (206) 223-7000.

Very truly yours,

NORDSTROM, INC.

Raymond A. Johnson
Co-President

RAJ:bjs
Enclosure
cc: D. Wayne Gittinger

000032
PAGE.003

DEC 9 '94 15:29 FROM NORDSTROM ID: DEC 07'94 19:29 No.011 P.02


AMALGAMATED CLOTHING AND TEXTILE WORKERS UNION
ACTWU
AFL-CIO, CLC

JACK SHEINKMAN
President

ARTHUR LOEVY
Secretary-Treasurer

Office of Corporate and Financial Affairs
1808 Swann Street, N.W., Second Floor • Washington, D.C. 20009
Tel (202) 745-1710 • Fax (202) 483-6402

Via Facsimile and Registered Mail

December 7, 1994

Karen E. Purpur, Corporate Secretary
Nordstrom, Inc.
1321 Second Avenue, 5th Floor
Seattle, WA 98101
Fax: (206) 233-6339

Dear Ms. Purpur:

On behalf of the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union (ACTWU), we hereby submit the attached resolution which requests that the company's Board of Directors report on its overseas sourcing policies and adopt a set of standards regarding its relationships with overseas suppliers. We believe that conditions at foreign manufacturing facilities is an area of increasing concern for U.S. retailers, their customers and their shareholders.

We would like to have the attached resolution included in the company's proxy statement for the next annual meeting of shareholders pursuant to rule 14-a(8) of the Securities and Exchange Act. Also attached is a letter verifying ACTWU Southern Region's beneficial ownership of forty-one (41) shares of Nordstrom, Inc. common stock. The Southern Region intends to hold this stock through the date of the company's annual meeting.

If you have any questions or require further information, please call me at (202) 745-1710.

Sincerely,

Michael R. Zucker
Director

enclosures

REVISED PROPOSAL

RESOLVED: That the shareholders of Nordstrom, Inc. (the "Company") request that the Board of Directors prepare a report to shareholders at reasonable expense which describes current policies for its relationships with suppliers and discusses the Company's current and future compliance efforts and plans. The report should include a description of how the Company's policies, efforts and plans compare to the following minimum criteria:

1) the Company will not do business with suppliers which:
   - utilize forced or prison labor
   - employ children under compulsory school age or legal working age
   - fail to maintain safe and healthy work environment
   - fail to follow prevailing practice and local laws regarding wages and hours
   - contribute to local environmental degradation; and
2) the Company will verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

SUPPORTING STATEMENT

As U.S. companies increasingly import goods from overseas, concern is growing about working conditions in many countries which fall far below the most basic standards of fair and human treatment. We believe our Company, which relies heavily on imports, should be taking active steps to ensure that its overseas suppliers meet certain minimum standards for the treatment and work conditions of its employees.

While it is illegal to knowingly import goods into the U.S. made by forced or prison labor, it is well-documented that China has an extensive system of forced labor which produces goods for export. International human rights groups estimate that over 200 million people continue to work under forced or prison labor conditions. The United Nations reports that child labor continues to be a serious international problem and is increasing in Africa and Asia. Widely publicized reports on child labor in Bangladesh and unsafe working conditions in Thailand where goods were being manufactured for export to the U.S. have also brought home for American customers, companies, and shareholders alike the need to ask questions about where and under what conditions U.S.-sold goods are being made.

A number of U.S. companies including leading retailers have adopted corporate codes of conduct in recent years that seek to ensure goods they import do not come from suppliers where these kinds of problems persist. The U.S. Congress has responded to concerns about goods made by overseas suppliers by introducing various measures including legislation that would make it a criminal offense to import goods made by child labor, and that would require U.S. businesses participating in joint ventures in China to follow a corporate code of conduct that would incorporate the standards discussed here.

We believe it is important that our Company not only voice support for minimum supplier standards, but also maintain a system of verification that ensures the Company does business with only complying suppliers and that protects the Company from legal and other implications of supplier conduct. Our Company's image and the actions behind that image are of great concern to shareholders, and we believe efforts to adhere to high corporate standards make both moral and economic sense.



January 5, 1995

Nordstrom, Inc.
1501 Fifth Avenue
Seattle, WA 98101-1603

Law Offices

1420 Fifth Ave.
Suite 4100
Seattle, WA
98101-2338

(206) 223-7000

Telex: 32-8808
Facsimile:
(206) 223-7107

A Partnership
Including
Professional
Corporations

Re: Nordstrom, Inc. – Shareholder Proposal of Amalgamated Clothing & Textile Workers Union under Rule 14a-8

Gentlemen:

You have asked us to review the letter dated December 7, 1994, from Michael R. Zucker of the Amalgamated Clothing and Textile Workers Union (the "Proponent"), a record holder of shares of the Company's common stock, and an attached resolution and supporting statement (collectively, the resolution and supporting statement are referred to herein as the "Proposal") for the purpose of determining whether the Proposal must be included in the Company's 1995 proxy statement and form of proxy (the "Proxy Materials").

In rendering this opinion letter, we have relied as to matters of material fact upon the representations of the Company's management, but we have no reason to believe that any such representations are incorrect or incomplete. Furthermore, in our capacity as general counsel to the Company, we have assisted the Company in connection with the formulation, adoption and distribution of The Nordstrom Partnership Guidelines.

Subject to the foregoing, and on our examination of such questions of law we have deemed necessary or appropriate for the purpose of this opinion, it is our opinion that the Proposal may be properly omitted from the Company's Proxy Materials pursuant to the provisions of paragraph (c)(10) of Rule 14a-8, as a proposal that has been rendered moot. Rule 14a-8(c)(10) provides that "the registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy. . . . [i]f the proposal has been rendered moot." The Securities and Exchange Commission permits the omission of proposals that have been "substantially implemented by the issuer." See SEC Release No. 34-20091 (August 16, 1983).

The Proposal requests that the Company's Board of Directors commit the Company to a "code of conduct" and prepare and submit a report to shareholders describing the Company's supplier policy and compliance efforts. Significantly, the code of conduct

Anchorage, AK
Los Angeles, CA
Mount Vernon, WA
Olympia, WA
Portland, OR
Seattle, WA

London, England

requested by the Proponent is nearly identical to The Nordstrom Partnership Guidelines (the "Guidelines"), which was adopted by the Company on April 26, 1994. The Guidelines were mailed to all of the Company's approximately 30,000 vendors in April and May of 1994 and took effect on June 1, 1994. See the Guidelines and the Company's letter to vendors dated April 26, 1994, copies of which are enclosed.

A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

Furthermore, the Company continues to monitor compliance with the Guidelines and to undertake random on-site inspections of vendor facilities. We understand that contemporaneously with the adoption of the Guidelines, for example, senior representatives of the Company visited foreign manufacturers to conduct on-site inspections of their facilities.

The Guidelines address each area of business conduct contained in the Proponent's suggested code of conduct. We do not believe that the slight differences between the Proposal and the Guidelines, such as the use of regular or random inspections to ensure compliance, are significant enough to distinguish the Proposal from the Company's ongoing program under the Guidelines. It is well recognized that the Company need not adopt a shareholder proposal word-for-word to avail itself of Rule 14a-8(c)(10), but needs only to have "substantially implemented" it. In the Commission's view, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

The Proponent also requested that the Company prepare a report for its shareholders describing its policies and compliance efforts. The Company has previously provided information regarding its supplier policy to the general public in a press release dated May 12, 1994 (in which it also offered a copy of the Guidelines to interested persons). See the Company's press release dated May 12, 1994, a copy of which is enclosed. This publication conforms to the Commission's position holding proposals that request the disclosure of information to shareholders to be moot where the issuer has already publicized the type of information requested by the proposal. See, e.g., McDonald's Corporation (March 11, 1991); Woolworth Corporation (April 11, 1991).

For all of the above reasons, we believe the Proposal is moot under Rule 14a-8(c)(10) and the Company can properly exclude the Proposal from its Proxy Materials.

Very truly yours,

LANE POWELL SPEARS LUBERSKY

Lane Powell Spears Lubersky

MAR:sjg
cc: Raymond A. Johnson
LPSEA1 K:\CO1\MAR\10219MAR.LTR

AMALGAMATED CLOTHING AND TEXTILE WORKERS UNION

ACTWU

AFL-CIO, CLC

Office of Corporate and Financial Affairs
1808 Swann Street, N.W., Second Floor • Washington, D.C. 20009
Tel (202) 745-1710 • Fax (202) 483-5492

JACK SHEINKMAN
President

ARTHUR LOEVY
Secretary-Treasurer

000037

Via Hand Delivery

February 2, 1995

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Nordstrom, Inc.: Shareholder Proposal Submitted by the Amalgamated Clothing and Textile Workers Union

Proponent's Reply to Nordstrom, Inc.'s Statement of Intent to Omit Proposal and Request for "No Action" Letter

Dear Sir/Madam:

On behalf of the Amalgamated Clothing and Textile Workers Union, we hereby file this letter in response to Nordstrom, Inc.'s request for a "No Action" letter. Pursuant to Rule 14a-8(d), enclosed are five additional copies of this letter and attachments.

On January 5, 1995, Nordstrom, Inc. (the "Company") notified the Securities and Exchange Commission (the "Commission") of its intention to omit the shareholder proposal (the "Proposal") submitted to the Company by the Amalgamated Clothing and Textile Workers Union (the "Proponent") under Rule 14a-8(c)(10), which states that an issuer may omit a proposal if the issuer has already substantially implemented the proposal, and requested that the Commission issue a "No Action" letter of support of that intention. The Proposal requests that the Company: 1) establish a set of standards for its suppliers which meets certain minimum criteria; and 2) prepare a report to shareholders describing and reporting on its policies as well as its current and future compliance efforts with respect to those policies.

It is our position that the Company has failed to show it has made any serious attempt to implement the reporting aspect of the Proposal, which goes to the substance of the request that shareholders be provided with information to allow them to assess the Company's position and actions in this policy area. In fact the Company's conduct in this matter is evidence of the Company's reluctance to implement the request. The previous Commission decisions cited by the Company only further illuminate the gap between the standard of "substantial implementation" and the Company's actions to date. For these reasons, as set forth in greater detail below, we believe the Company's request for "No Action" should be denied.

Proponent is Prepared to Revise the Proposal

The Proponent recognizes that the Company apparently previously took steps to implement the first aspect of the Proposal, namely adopting a set of standards for its suppliers which meet certain minimum requirements. The Proponent agrees with the Company that the policy statement provided by the Company to the Proponent in response to the submission of the Proposal contains a number of the elements detailed in the first aspect of the request. In order to distinguish for shareholders and the Commission the actions taken by the Company to date from the actions requested which remain to be taken, the Proponent is willing to revise the Proposal to omit the aspect of the request asking the Company to adopt a policy of this type. Attached is a revised proposal for consideration by the Commission and the Company which omits the portion of the Proposal requesting the Company to adopt the policy in question. If the Company's inclusion of the revised Proposal, rather than the Proposal, would avoid confusion over the first aspect of the request, the Proponent is amenable to use of the modified Proposal.

Rule 14a-8(c)(10)

The Company's conduct in this matter -- namely its resistance even prior to receipt of the Proposal to providing information about the existence and substance of any corporate policy on supplier standards -- relates directly to the request that the Proponent seeks to put before shareholders and to the failure by the Company to implement that request. Over one month before the Company's submission deadline for shareholder proposals, in a letter dated October 20, 1994, the Proponent asked the Company for information about any corporate standards it had in place regarding its suppliers and the Company's success in implementing and enforcing any such standards. The letter further informed the Company that the Proponent was considering filing shareholder proposals at certain companies on the issue of supplier standards. (A copy of this letter is attached as Exhibit 1.)

The Company did not respond to this communication before the proposal submission deadline, December 7, 1994, on which date the Proposal was then submitted to the Company. Three weeks later, on December 30, 1994, the Company responded by providing the Proponent with three and a half pages of information along with a cover letter indicating it would seek to omit the Proposal in six calendar days if it was not withdrawn. The information provided by the Company consisted of a one-page policy statement, a double-spaced press release announcing the adoption of the policy, and a cover letter addressed to the Company's vendors. (A copy of this communication from the Company is attached as Exhibit 2.)

The Company's outside counsel spoke with a member of our staff on January 6, 1995, and indicated that although the Company had filed its "No Action" request with the Commission the previous day for scheduling reasons, the Company was interested in whether the Proponent was satisfied with the information provided. Upon invitation, the Proponent detailed in a letter transmitted via facsimile the same day the type of additional information sought. (A copy of this letter is attached as Exhibit 3.) On January 9, 1995, the Company responded through its outside counsel by providing the Proponent with additional copies of the Company's request for "No Action" and the minimal information previously supplied by the Company. Its cover letter does not acknowledge the request made for additional information. (A copy of this communication is attached as Exhibit 4.) It appears to us that although the Company is highly interested in the Proponent withdrawing the Proposal, it has no interest in implementing the Proponent's request.

The Company has also failed to meet its burden of showing that the Proposal is moot under Rule 14a-8(c)(10). The three Commission letters cited by the Company in support of its position in fact draw out these shortcomings and instead make clear that the Company has not met the standards of "substantially implemented" demonstrated in these other cases.

The Company attempts to compare its position favorably with the position of Texaco by citing the Commission letter, Texaco Inc. (available March 28, 1991). (Proposal requesting that the company adopt a detailed set of environmental standards commonly known as the "Valdez Principles.") In the case cited, the company clearly went beyond satisfying the shareholder proposal in question. In support of its position that it had already substantially implemented a comprehensive environmental policy that in fact went beyond the principles it was being asked to institute, the company supplied over one hundred pages from internal and external sources documenting its extensive environmental policies and practices. In rendering its opinion that the company's existing policy compared favorably with the proposal in question, the Commission was able to note that extensive "policies, practices and procedures with respect to the environment administered by the Company address the operational and managerial programs as well as make provisions for periodic assessment and review as outlined by the guidelines of the proposal." We believe the scant information provided by the Company in support of its position that it has substantially implemented a set of sourcing standards make it difficult if not impossible to draw a similar conclusion in this case.

The volume of information provided aside, however, the other distinguishing factor here is that in the case of Texaco, the shareholder proposal involved only adopting a set of standards, while this

Proposal also requests a report to shareholders. There is no basis for the Company's claim that the reporting aspect of the Proposal has been satisfied.

The Company asserts that it satisfied the reporting aspects of the Proposal when it released a 362-word press release over a private business wire on May 12, 1994. A search of on-line indices of all major national and regional newspapers, magazines and business journals, from that date to the date of this letter, however, revealed not a single reference to the Company's policy. (A copy of the record of the indices search is attached as Exhibit 5.) Far from having disseminated the type of communication indicated by the Proposal to its shareholders or, alternatively, the public, we believe the Company instead has barely made the fact of the existence of its policy available.

That the Company has failed to implement the reporting aspects of the Proposal is clearly drawn out by the additional two Commission letters cited by the Company, Woolworth Corporation (available April 11, 1991) and McDonald's Corporation (available March 11, 1991). The shareholder proposal in Woolworth's had two parts, similar to the Proposal, namely that the company's board of directors create a committee to examine the issue of mistreatment of animals in stores that sold pets and that the committee prepare a report to shareholders to be available in the following year, 1992. The company clearly met both these requests. In its determination the Commission noted that the company had both previously created an advisory board of the type and with at least the scope requested by the shareholder proposal, and had committed to having its advisory board produce a report to be available to shareholders sometime in 1992. In the situation here, in contrast, the Company has proved reticent to demonstrate to its shareholders that it has even adopted a policy and totally unwilling to implement the second aspect of the Proposal. It is exactly the standard met in Woolworth's -- that the Company commit to the release of a report to be available to shareholders -- that the Company has ignored and by all appearances intends to continue to ignore.

The Company's shortcomings in making information of the type requested available to shareholders is similarly illuminated in the final Commission letter cited by the Company, McDonald's Corporation. The proposal requests that the company provide information to its shareholders and customers on the environmental and health effects of producing and consuming one of its principle products, ground beef. Notwithstanding that the information requested in the proposal was generally publicly available from sources other than the company, the company was able to demonstrate, as noted by the Commission in its letter, that it had made a "wide variety" of information available on a "regular basis" to customers and shareholders, in its stores and in various shareholder communications. The information shared with these groups included the existence of entire company departments called "Nutrition" and "Environment" which the company said dealt with company matters in these areas, including providing information to shareholders and customers. The Commission further noted that the company intended to "publicize the continued availability of this information in an upcoming shareholder communication" in expressing its view that the company had substantially implemented the proponent's request for information. The insubstantial three pages of information provided by the

Company not upon request, but upon the filing of the Proposal, hardly meets the standard established for providing information in the case of McDonald's. The resistance by the Company to providing the information requested in the Proposal and the Company's attempts to compare its minimal communication to the public about its policies to the extensive and substantial information provided by companies in the other cases cited can only make clear the Company's failure to address the Proposal.

The insubstantial proof of the existence of a corporate policy at the Company is far from the goal of the Proposal of having the Company communicate in a substantial way with shareholders about the nature, operation and success of corporate sourcing standards at our Company. Based on the foregoing, we believe that the Company has failed to show it has rendered the Proposal moot under 14a-8(c)(10). We respectfully request that the Commission deny the Company's request for "No Action."

A copy of this letter and attachments has also been provided to the Company. If the Commission has questions or requires further information, please contact me at (202) 745-1710.

Sincerely,

Michael R. Zucker
Director

Enclosure
cc: Raymond A. Johnson, Co-President, Nordstrom, Inc.

February 8, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Nordstrom, Inc. (the "Company")
Incoming letter dated January 5, 1995

The proposal requests that the Board of Directors commit to a code of conduct to ensure its overseas suppliers meet basic standards of conduct, and prepare a report which describes current policies and discusses the Company's current and future compliance efforts and plans.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(c)(10) as moot. Accordingly, the staff will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on Rule 14a-9(c)(10). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber
Attorney-Advisor



FEB 01 1993

000051

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Pacific Gas & Electric Company (the "Company")
Incoming letter dated December 4, 1992

The letter concerns the following four proposals: (1) non-salary compensation of management should be tied to performance indicators; (2) ceilings should be placed on future total compensation of officers and directors, thereby reducing their compensation; (3) total compensation of the chief executive officer should be tied to the Company's performance; and (4) compensation of the board of directors should be paid in common stock.

There appears to be some basis for your view that the third proposal may be omitted from the Company's proxy materials in reliance on Rule 14a-8(c)(11) as substantially duplicative of the first and second proposals. Under the circumstances, the Division will not recommend enforcement action to the Commission if the Company omits the third proposal from its proxy statement in reliance on Rule 14a-8(c)(11) if either proposal 1 or proposal 2 is included in the Company's proxy statement.

The Division is unable to concur in your view that the second and fourth proposals may be omitted from the Company's proxy materials under Rule 14a-8(c)(11) as substantially duplicative of the other proposals. The principal thrust of the second proposal appears to be the reduction and imposition of ceilings on total compensation of executive officers and directors. In contrast, the principal focus of the first proposal appears to be linking non-salary compensation of management to certain performance standards. The fourth proposal is distinguishable from these two proposals in that it relates to the form of compensation of the members of the board of directors. Accordingly, the staff does not believe that Rule 14a-8(c)(11) may be relied on as a basis upon which to exclude the second and fourth proposals from the Company's proxy materials.

In addition, there appears to be some basis for your view that the first and second proposals may be excluded under Rule 14a-8(c)(1) as not constituting proper subjects for shareholder action under state law. It appears that these defects could be cured if the proposals were revised in the form of requests that the board of directors "take the necessary steps" to implement the proposals. If the proponents provide the Company with proposals revised in this manner, within seven (7) calendar days of receipt of this letter, the staff does not believe that Rule 14a-8(c)(1) may serve as a basis upon which to exclude the first and second proposals.

The Division is unable to concur in your view that the first, second and fourth proposals may be excluded under Rule 14a-8(c)(3) as false and misleading within the meaning of Rule 14a-9. However, there appears to be some basis for your view that the second clause of the first proposal, "Long-term Debt has gone up significantly during 1991 and even over the 1988 level," may be excluded under Rule 14a-8(c)(3) as potentially false and misleading within the meaning of Rule 14a-9. According, the staff will not recommend enforcement action to the Commission if the Company omits this clause from its proxy materials in reliance on Rule 14a-8(c)(3). In addition, there appears to be some basis for your view that the first clause of the first proposal, "the Company awarded $5,747,962 to 13 executive officers," may be excluded under Rule 14a-8(c)(3). It appears that this defect may be cured if the proponent revises this sentence to state that the Company awarded "$3,511,135" to 13 executive officers. Accordingly, if the proponent provides the Company with a proposal revised in this manner within seven calendar days of his receipt of this letter, the staff does not believe that the Company may rely on Rule 14a-8(c)(3) to omit this portion of the proposal.

In addition, you have expressed your view that the first and second proposals may be omitted under Rule 14a-8(c)(7) because they relate to the Company's ordinary business operations. In the Division's view, it is not clear whether these two proposals are directed at compensation for the Company's executive officers and directors or relate to general compensation policy. If the proposals are intended to limit executive compensation and if the proponents provide the Company with amended proposals making such limitations clear within seven calendar days of the receipt of this letter, the Division is unable to conclude that the proposals may be omitted under Rule 14a-8(c)(7). In view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business.

Sincerely,

Amy Bowerman Freed
Special Counsel

30

...5-6792
Telecopier 415/973-5520
Mailing Address
P.O. Box 7442
San Francisco CA 94120

000023



December 4, 1992

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Stop 3-3
Washington, D.C. 20549

Re: Pacific Gas and Electric Company
Shareholder Proxy Proposals
Regarding Executive Compensation

Dear Sir or Madam:

Pacific Gas and Electric Company (the "Company") has received four shareholder proposals regarding executive compensation for inclusion in its proxy materials for the 1993 Annual Meeting of Shareholders. In March 1992, Mr. Swapan K. Bhattacharjee submitted a proposal regarding the "non-salary compensation" of management, which is attached hereto as Exhibit A. In April 1992, Mr. William J. McEvoy submitted a proposal regarding the compensation of officers, employees and directors, which is attached hereto as Exhibit B. In July 1992, Ms. Lisa Rossi submitted a proposal regarding the compensation of the Company's Chief Executive Officer, which is attached hereto as Exhibit C. Finally, in late July 1992, Mr. Nick Rossi submitted a proposal regarding director compensation, which is attached hereto as Exhibit D.

The Company believes that the proposals submitted by Mr. McEvoy, Ms. Rossi and Mr. Rossi may be omitted from its proxy materials pursuant to Rule 14a-8(c)(11) of the Securities Exchange Act of 1934 (the "Exchange Act") on the ground that these proposals are substantially duplicative of Mr. Bhattacharjee's previously submitted proposal, which will be included in the Company's proxy materials if amended as specified below to conform with the Exchange Act proxy rules. The Bhattacharjee proposal, as currently drafted, may be omitted pursuant to Rule 14a-8(c)(1) as an improper subject for shareholder action and pursuant to Rule 14a-8(c)(7) because it is not clearly limited to executive officer and director compensation. The McEvoy proposal, as currently drafted, may also be omitted pursuant to Rule 14a-8(c)(7) to the extent that it seeks to limit the compensation of Company employees who are not directors or executive officers and to the extent that it will affect retired executives' benefits. Finally, all four shareholder proposals may be omitted pursuant to Rule 14a-8(c)(3) on the ground that they contain false and misleading statements contrary to Rule 14a-9.

SUMMARY OF PROPOSALS

1. Bhattacharjee Proposal

Mr. Bhattacharjee's proposal would require that Company management receive all "non-salary compensation" based on (i) GNP and other national economic indicators; (ii) common stock performance; (iii) operating cost; and (iv) long-term debt burden. Mr. Bhattacharjee's proposal would also require that an independent body establish a formula for performance rating based upon these four elements, with ratings to be adopted by the shareholders.

2. McEvoy Proposal

Mr. McEvoy's proposal requests the Board of Directors to amend the Company's "governing instructions" to (i) limit the"total income" from the Company (excluding dividends) received by any officer or employee to $400,000 per year, including an incentive mechanism proposed by Mr McEvoy based on the annual increase in the common stock dividend; (ii) limit increases in "total income" to three percent per year; (iii) limit Board of Directors compensation to $500 per meeting or $12,000 per year; and (iv) limit "retirement pay" to 60 percent of the average of the employee's three highest years of salary for 20 years of service.

3. Lisa Rossi Proposal

Ms. Rossi's proposal recommends that the Board of Directors (i) limit the Chief Executive Officer's "beginning total compensation" to 25 times the average employee's 1992 annual wages or salary; and (ii) provide for increases or decreases in such compensation based on the Company's 10-year average performance (measured by earnings per share and common stock dividends).

4. Nick Rossi Proposal

Mr. Rossi's proposal requests the Board of Directors to amend the Company's "governing instruments" to (i) provide that, beginning in the 1994 fiscal year, the total compensation paid to all members of the company's Board of Directors be in the form of Company common stock, and (ii) require each director to agree in writing to hold at least 80% of the Company shares received as compensation until at least one year after the end of his or her term.

REASONS FOR OMISSION

A. Rule 14a-8(c)(11) - The McEvoy, Lisa Rossi and Nick Rossi Proposals are Substantially Duplicative of the Previously Submitted Bhattacharjee Proposal.

Rule 14a-8(c)(11) provides that a registrant may omit a shareholder proposal from its proxy materials "if the proposal is substantially duplicative of a proposal previously submitted to the registrant, which proposal will be included in the registrant's proxy material for the meeting." The McEvoy, Lisa Rossi and Nick Rossi proposals are substantially duplicative of the previously submitted Bhattacharjee proposal because these proposals, like the Bhattacharjee proposal, request that the Company's Board of Directors implement a mechanism to limit executive compensation and to link executive compensation to Company performance. While the overall objective of these proposals is the same, the particular mechanisms proposed by each shareholder to achieve this objective differ. If all of these proposals were adopted by the Company's shareholders, the Company would be faced with an inconsistent shareholder mandate and with the impossible task of attempting to implement conflicting and contradictory compensation proposals.

For example, both Mr. Bhattacharjee and Mr. McEvoy propose an incentive compensation mechanism for Company management. Mr. Bhattacharjee proposes to tie the "non-salary compensation" of management to GNP and other national economic indicators, operating cost, long-term debt burden and common stock performance. By contrast, Mr. McEvoy proposes an incentive mechanism that ties all compensation in excess of $200,000 to Company performance as measured by the annual increase in the common stock dividend. The McEvoy and Bhattacharjee proposals are inconsistent and could not be implemented simultaneously. If both proposals were adopted by shareholders, the Company would be unable to ascertain which incentive compensation mechanism shareholders would like the Company to implement.

Similarly, both Mr. McEvoy and Ms. Rossi propose to limit overall compensation and yearly compensation increases. Mr. McEvoy's proposal, which applies to all officers and employees, seeks to limit total compensation to $400,000 per year and to limit increases to three percent per year. Ms. Rossi's proposal, which applies only to the Company's Chief Executive Officer, limits total compensation to 25 times the average employee's 1992 annual wages or salary and provides for increases and decreases based on the Company's 10-year average performance. The McEvoy and Lisa Rossi proposals are inconsistent with respect to the compensation of the Company's Chief Executive Officer. Adoption of both proposals would therefore result in an inconclusive shareholder mandate.

The foregoing are merely examples of the inconsistencies between shareholder proposals designed to accomplish a common objective. Additional examples could be cited to illustrate these inconsistencies. Inclusion of all of these proposals in the Company's proxy materials for the 1993 Annual Meeting would result in shareholder confusion and in the possibility of an inconsistent shareholder mandate. Because the four shareholder proposals are designed to accomplish a common objective, the McEvoy, Lisa Rossi and Nick Rossi proposals may be omitted from the Company's 1993 materials pursuant to Rule 14a-8(c)(11) as substantially duplicative of the Bhattacharjee proposal.

If Mr. Bhattacharjee revises his proposal as specified below to comply with the Exchange Act proxy rules, the Company intends to include the

Bhattacharjee proposal in its proxy material since the Bhattacharjee proposal was received by the Company prior to its receipt of the other proposals. Alternatively, if Mr. Bhattacharjee does not revise his proposal, the Company intends to omit the Lisa Rossi and Nick Rossi proposals as substantially duplicative of the McEvoy proposal.

B. Rule 14a-8(c)(7) - The Bhattacharjee and McEvoy Proposals Deal with Matters Relating to the Conduct of Ordinary Business Operations.

1. Bhattacharjee and McEvoy Proposals

Since February 1992, the SEC Staff has taken the position that executive compensation proposals may not be excluded from proxy materials pursuant to Rule 14a-8(c)(7) as matters relating to the conduct of ordinary business operations. However, the SEC Staff continues to agree that shareholder proposals regarding general compensation may be omitted on the basis of Rule 14a-8(c)(7) to the extent that such proposals are not clearly limited to executive officer and director compensation. Cracker Barrel Old Country Store, Inc. (October 13, 1992); Gerber Products (April 29, 1992); Grumman Corporation (February 13, 1992); Battle Mountain Gold Company (February 13, 1992); Chrysler Corporation (February 13, 1992).[1]

In Battle Mountain Gold Company (February 13, 1992), for example, the SEC Staff concluded that a shareholder proposal calling for a cut in "management" salaries and stock options was not clearly limited to senior executive officer compensation. The SEC Staff directed the registrant to include the proposal in its proxy materials on the condition that the shareholder amend the proposal to expressly limit its scope to executive officer compensation. The SEC Staff adopted a similar approach with respect to a proposal to amend a "management" incentive plan (Grumman Corporation, February 13, 1992), a proposal to fix the strike price of all

---

[1] It is the Company's understanding that the SEC Staff is using the term "executive officer" in accordance with the definition set forth in Rule 3b-7 of the Securities Exchange Act of 1934. Absent any indication to the contrary by the SEC, the Company will construe this term in accordance with Rule 3b-7.

"employee" stock options (Chrysler Corporation, February 13, 1992), and a proposal to phase out current "executive" incentive plans (Gerber Products, April 29, 1992).

The Bhattacharjee and McEvoy proposals, like the proposals discussed above, are not clearly limited to executive officer and director compensation. Mr. Bhattacharjee's proposal purports to govern the compensation of "PG&E management," a term which encompasses Company employees who are not directors or executive officers. Mr. McEvoy's proposal applies to any "officer or employee" of the Company is therefore excludable as a general compensation proposal. Since the Bhattacharjee and McEvoy proposals are not restricted to executive officer and director compensation, the Company intends to omit these proposals from its proxy materials pursuant to Rule 14a-8(c)(7) as matters relating to the conduct of ordinary business operations unless the proposals are amended to apply only to executive officer and director compensation.

2. McEvoy Retirement Proposal

The fourth part of Mr. McEvoy's proposal seeks to impose a limitation on retirement benefits. The SEC Staff has consistently agreed that shareholder proposals relating to retirement benefits may be excluded on the basis of Rule 14a-8(c)(7) as matters pertaining to the conduct of ordinary business operations. Phillips Petroleum Company (February 13, 1992); Marsh & McLennan Companies, Inc. (February 13, 1992); Consolidated Edison Company (February 13, 1992); General Electric Company (February 13, 1992); J.C. Penney Company, Inc. (February 13, 1992); Rohr Industries Inc. (September 10, 1991); General Motors Corporation (March 11, 1991); Ford Motor Company (March 8, 1991); Northrop Corporation (February 27, 1991); Society Corporation (January 26, 1990). Based on the foregoing, the Company intends to omit the portion of Mr. McEvoy's proposal dealing with retirement benefits on the basis of Rule 14a-8(c)(7), independently of any action the Company may take on the remainder of Mr. McEvoy's proposal.

If Mr. McEvoy revises his entire proposal to limit its applicability to directors and executive officers, the retirement portion of the proposal is nevertheless excludable pursuant to Rule 14a-8(c)(7) to the extent that it may affect the benefits of retired executive officers. The SEC Staff has agreed that proposals requiring the renegotiation or termination of a retired executive's benefits may be omitted from proxy materials pursuant to Rule 14a-8(c)(7) as matters pertaining to the conduct of ordinary business operations. General Motors Corporation (February 13, 1992); Unisys Corporation (February 13, 1992). Although Mr. McEvoy's proposal does not mandate the modification of the benefits of retired employees, the proposal, as worded, is not limited to prospective application. Since McEvoy's retirement proposal may be construed to apply retrospectively, the Company intends to omit the retirement portion of Mr. McEvoy's proposal on the basis of Rule 14a-8(c)(7).

C. Rule 14a-8(c)(1) - The Bhattacharjee Proposal is not a Proper Subject for Shareholder Action under California Law.

Rule 14-8(c)(1) allows a registrant to omit from its proxy material a shareholder proposal and any statement in support thereof "if the proposal is, under the law of the issuer's domicile, not a proper subject for action by security holders." The note to Rule 14a-8(c)(1) states that a proposal that mandates certain action by the issuer's board of directors may not be a proper subject matter for shareholder action.

The Company is organized under the laws of the State of California. Under California law, it is the directors, not the shareholders, who are responsible for the management of the corporation. Section 300(a) of the California Corporations Code provides that, subject to the provisions of the California Corporations Code and any limitations in a corporation's articles of incorporation relating to actions requiring shareholder approval, the business and affairs of a corporation are to be managed and all corporate powers shall be exercised by or under the direction of the board. Cal. Corp. Code §300(a). Furthermore, Article II, Section 2 of the Company's Bylaws provides that the Board of Directors shall exercise all the powers of the corporation except those which are by law, by the Articles of Incorporation, or by the Bylaws conferred upon or reserved to the shareholders.

There are no provisions in the California Corporations Code or in the Company's Articles or Bylaws that in any way limit the authority granted to the Company's Board of Directors with respect to executive compensation. The SEC Staff has expressed the view that, in the absence of any such limits, a shareholder proposal which mandates action may be omitted under Rule 14a-8(c)(1). See Pacific Gas and Electric Company (January 18, 1991); Chevron Corporation (January 18, 1989); PayLess Drug Stores (April 11, 1975).

The Company's Board of Directors has established a Nominating and Compensation Committee of outside directors, and has delegated to that committee the responsibility for evaluating and making recommendations to the Board of Directors regarding the compensation and benefits policies and practices of the Company. The Committee reviews and approves the compensation of officers and certain non-officers of the company, except for the compensation of the Chairman and Chief Executive Officer, which is established by the full Board.

The Bhattacharjee proposal, as submitted, provides that Company management "would receive all non-salary compensation" based on four specific elements proposed by Mr. Bhattacharjee and that a "formula for performance rating be established by an independent body" based upon these four elements. Thus, Mr. Bhattacharjee's proposal is not merely a recommendation or request, but is a mandate to the Company's Board of Directors to take specific action with respect to "management" compensation.

Thus, because the Bhattacharjee proposal intrudes upon the powers conferred upon the Company's Board of Directors under California law and under the Company's Bylaws, it is not a proper subject for shareholder action under California law and may therefore be excluded from the Company's proxy material pursuant to Rule 14a-8(c)(1).

D. Rule 14a-8(c)(3) - The Bhattacharjee, McEvoy, Lisa Rossi and Nick Rossi Proposals and Supporting Statements are Contrary to the Commission's Proxy Rules.

Rule 14a-8(c)(3) permits a registrant to omit from its proxy material a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The SEC Staff has long recognized that a proposal is improper if it is "so inherently vague and indefinite, that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (July 30, 1992); E.I. Dupont de Nemours & Company (February 27, 1989); see also Hanaford Bros. Co. (February 17, 1989). The SEC Staff has also agreed that proposals and supporting statements may be excluded to the extent that they state as a fact a matter which appears to be the subjective conclusion of the proponent or make factual claims with no substantiation or factual support. Kiddie Products, Inc. (February 9, 1989). The Bhattacharjee, McEvoy, Lisa Rossi and Nick Rossi proposals and/or supporting attachments contain several false and/or misleading statements in violation of Rule 14a-9, which justify omission pursuant to Rule 14a-8(c)(3).

1. Bhattacharjee Proposal

The first clause of the Bhattacharjee proposal is false and misleading because it makes unsubstantiated and factually incorrect claims regarding the compensation of Company officers. Mr. Bhattacharjee alleges that the Company awarded 13 executive officers $5,747,962 in 1991 under the Company's Performance Incentive Plan. In fact, as the Company's 1992 proxy statement indicates, the Company awarded all of its executive officers (13 persons) $3,511,135 in 1991 under the Performance Incentive Plan and Performance Unit Plan. Accordingly, Mr. Bhattacharjee's assertion is false, and his proposal is subject to omission pursuant to Rule 14a-8(c)(3).

The second clause of Mr. Bhattacharjee's proposal is false and misleading because it makes unsubstantiated and factually incorrect claims with respect to the Company's long-term debt. Mr. Bhattacharjee alleges that the Company's long-term debt has gone up "significantly during 1991 and even over the 1988 level." In fact, as the Company's 1991 and 1988 Annual Reports indicate, the Company's long-term debt in 1991 was $8,249,300,000, which represents a 6% increase from the 1990 long-term debt of $7,785,521,000 and a 6% increase from the 1988 long-term debt of $7,781,580,000. Mr. Bhattacharjee's characterization of a 6% increase in long-term debt as "significant" is false and misleading -- particularly in the absence of any data indicating the magnitude of the Company's long-term debt over time or the Company's debt-equity ratio.

The third clause of Mr. Bhattacharjee's proposal is excludable pursuant to Rule 14a-8(c)(3) because it is vague and misleading. It is unclear whether Mr. Bhattacharjee intends to compare the United States to Germany and Japan or to "all the industrialized nations with whom USA has a significant trade gap." Moreover, this clause purports to compare "financial benefits to a few at the top" in the United States and in these other unspecified countries without: (i) defining the term "financial benefits"; (ii) defining the term "the top"; or (iii) providing any factual support for its conclusion.

The resolution proposed by Mr. Bhattacharjee in the fifth clause of his proposal is ambiguous and therefore misleading because it fails to define the terms "PG&E management" and "non-salary compensation." As explained in Part B of this letter, it is unclear whether Mr. Bhattacharjee intends to limit his proposal to Company officers and directors or whether he intends to encompass lower-level management personnel. The term "non-salary compensation" is also ambiguous. It is unclear whether Mr. Bhattacharjee's proposal applies to annual incentive compensation only or whether it also applies to such "non-salary compensation" as retirement benefits, Company 401(k) plan matching contributions, stock options, flexible perquisites, health benefits, life insurance and disability benefits.

Finally, the next-to-last sentence of Mr. Bhattacharjee's proposal is vague and ambiguous because it does not define the term "independent body," nor does it define the "ratings" that will be the subject of a shareholder vote. It is unclear whether shareholders will be voting on the performance formula developed by the "independent body" or on the application of that formula in any given year.

For the foregoing reasons, the Company believes that Mr. Bhattacharjee's proposal is false and misleading under Rule 14a-9 and may be omitted from the Company's proxy materials pursuant to Rule 14a-8(c)(3).

2. McEvoy Proposal

Mr. McEvoy's proposal is subject to omission pursuant to Rule 14a-8(c)(3) on the ground that it is vague and ambiguous. First, Mr. McEvoy's proposal seeks to limit the "total income" received by an officer or employee from the Company to $400,000 per year, but does not define the term "total income." It is unclear whether this term encompasses only base salary and incentive compensation or whether it also includes retirement benefits, Company 401(k) plan matching contributions, flexible perquisites, health benefits, life insurance and disability benefits. In addition, the proposal is ambiguous because it explicitly includes stock options in "total income" but does not specify how the value of stock options is to be determined.

Second, the incentive mechanism proposed by Mr. McEvoy is vague and indefinite. Mr. McEvoy's proposed incentive mechanism is as follows:

"The incentive shall be based on 50% of the amount greater than $200,000.00. This amount shall be tied to the common stock dividend as follows: The average of the present year common stock dividend shall be divided by the average common stock dividend of the preceding year times 50% of the amount over $200,000.00 equals the incentive amount. Total compensation would be $200,000.00 plus 50% of the amount over $200,000.00 plus the incentive pay."

Mr. McEvoy's proposed incentive mechanism is so ambiguous and confusing that it is not clear that shareholders would know what action they were requesting management to take, and management would not be able to ascertain what mandate shareholders intended to give if the proposal were adopted. Accordingly, the proposal may be omitted pursuant to Rule 14a-8(c)(3).

The fourth paragraph of Mr. McEvoy's proposal, which limits the yearly increases in "total income" and provides that, if approved by shareholders, "it" shall become effective three months later, is also vague and ambiguous. It is unclear whether "it" refers to the entire proposal, to the portion of the proposal pertaining to "total income," or to the portion of the proposal pertaining to increases in "total income." It is also unclear whether incentive pay is included in the three percent cap on increases in "total income" or whether incentive pay may be awarded in addition to the three percent increase in "total income."

Finally, Mr. McEvoy's proposal that retirement pay not exceed "60 percent of the average of the three years highest salary for 20 years service" is also vague and indefinite. It is unclear how Mr. McEvoy's proposal would affect the retirement benefits of Company employees with less than 20 years of service and whether, as discussed in Part B.2 of this letter, the proposal is strictly prospective in nature or is intended to affect the benefits of retired Company employees.

For the foregoing reasons, the Company believes that Mr. McEvoy's proposal may properly be omitted pursuant to Rule 14a-8(c)(3).

3. Lisa Rossi Proposal

Ms. Rossi's proposal seeks to limit the "beginning total compensation" of the Company's Chief Executive Officer, but does not define this key element of the proposal. It is not clear whether this term applies only to salary and annual incentive compensation or whether it also applies to long-term incentive compensation, stock options, retirement benefits, Company 401(k) plan matching contributions, health benefits, life insurance, disability benefits, and flexible perquisites. If the proposal is intended to include the latter elements of compensation, then the proposal is vague and ambiguous to the extent that it does not explain how the value of this compensation, particularly the stock options, is to be determined.

In addition, Ms. Rossi's proposal is vague and ambiguous because it does not specify how to determine the "average Pacific Gas and Electric employee's 1992 annual wages or salary." It is not clear how the wages or salaries of part-time employees and various categories of temporary employees will be reflected in this calculation or how overtime pay and shift premiums will affect this calculation.

In sum, the Company believes that Ms. Rossi's proposal contains certain ambiguities which render it misleading and hence excludable pursuant to Rule 14a-8(c)(3).

4. Nick Rossi Proposal

Mr. Rossi's proposal may be excluded from the Company's proxy material because Mr. Rossi's supporting statement impugns the integrity of the Company's directors and charges them with improper conduct, with no factual support whatsoever. Indeed, the SEC Staff agreed that one of the sentences in Mr. Rossi's supporting statement was false and misleading on at least two prior occasions when Mr. Rossi submitted a substantially similar supporting statement. See International Business Machines (January 22, 1992); Scott Paper Company (January 31, 1991).

The SEC Staff has consistently acknowledged that a statement which "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" contravenes Rule 14a-9 and may be excluded under rule 14a-8(c)(3). Note (b) to Rule 14a-9; Fibreboard Corporation (February 21, 1991); Northern States Power Company (March 6, 1991). In addition, shareholder proposals presenting opinions as facts may be excluded from proxy materials pursuant to Rule 14a-8(c)(3). Kiddie Products, Inc. (February 9, 1989).

Mr. Rossi's entire supporting statements presents personal opinions as facts and impugns the integrity of the Company's directors without the slightest factual foundation.

The following sentences from Mr. Rossi's supporting statement are illustrative examples:

1. The second sentence of Mr. Rossi's supporting statement reads as follows:

"In our government, our schools, our law system and our corporations we've lost accountability."

Mr. Rossi provides no factual support or specific examples for his statement. It is apparent that this unsupported generalization is intended to imply that the Company's directors are part of this allegedly pervasive loss of accountability. Mr. Rossi's statement is false and misleading because the directors of the Company are accountable to the shareholders and must stand for election each year. Mr. Rossi presents his personal opinions as facts and provides no evidence to support his allegations.

2. The third and fourth sentences of Mr. Rossi's supporting statement read as follows:

"Everyone wants to be under the umbrella of tenure, seniority, guaranteed contracts and Golden Parachutes. These people want to be handsomely paid whether they do good or bad, completely against the principals of our country."

Once again, Mr. Rossi impugns the integrity of the Company's directors with no factual support. In fact, the Company's directors are not under an "umbrella" of tenure or "protected" by seniority, guaranteed contracts, or Golden Parachutes. The Company's directors are elected annually and have no assurance that their status and compensation will continue from one year to the next.

3. The seventh and eighth sentences of Mr. Rossi's supporting statement read as follows:

"Management in this country has created a monopoly. It doesn't matter if a director knows whether we make widgets or digets as long as he has a degree from a prestigious college and is one of the good old boy club."

Mr. Rossi implies that the Company's directors have no familiarity with the Company's business and owe their positions to their academic and social background. Mr. Rossi's statement is untrue and impugns the integrity and reputation of the Company's directors. Indeed, the SEC has reviewed this supporting statement in the past and has agreed on at least two separate occasions that the eighth sentence of Mr. Rossi's supporting statement is false and misleading and must either be deleted or revised to include those facts necessary to support his assertions. International Business Machines (January 22, 1992); Scott Paper Company (January 31, 1991).

The foregoing are merely examples of false and misleading statements in Mr. Rossi's supporting statement. Evidence could be offered to show that the balance of the statements are also false and misleading and designed to impugn the character, integrity and personal reputation of the Company directors. For the foregoing reasons, the Company believes that Mr. Rossi's proposal and supporting statement may be omitted pursuant to Rule 14a-8(c)(3).

CONCLUSION

Based on the foregoing, it is the Company's position and my legal opinion that (1) the McEvoy, Lisa Rossi and Nick Rossi proposals and supporting statements may be omitted from the Company's proxy materials pursuant to Rule 14a-8(c)(11); (2) the Bhattacharjee proposal, as written, may be omitted on the basis of Rule 14a-8(c)(1) and Rule 14a-8(c)(7); (3) the McEvoy proposal may be omitted on the basis of Rule 14a-8(c)(7); and (4) all four shareholder proposals are subject to exclusion pursuant to Rule 14a-8(c)(3) because they contain false and misleading statements.

We respectfully request that the SEC Staff indicate that, for the reasons set forth above, it will not recommend any enforcement action to the Commission if the Company omits the Bhattacharjee, McEvoy, Lisa Rossi and Nick Rossi proposals and supporting statements from its 1993 proxy materials. The Company intends to release definitive copies of its proxy materials to its shareholders on or about March 4, 1993 and wishes to release a draft of the proxy material to the printer by February 5, 1993. Accordingly, we would appreciate the Commission's advising us as promptly as possible of its position on our intention to omit the above-referenced proposals and supporting statements.

Enclosed herewith are an original and five copies of this letter with copies of the Bhattacharjee, McEvoy, Lisa Rossi and Nick Rossi proposals attached. An additional receipt copy with a self-addressed stamped envelope is also enclosed. Please return the additional copy to me stamped as appropriate to acknowledge your receipt. A copy of this letter is also being sent to the four proponents. If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call the undersigned at (415) 973-6792 or Bruce R. Worthington at (415) 973-2078. If the SEC Staff believes that it will not be able to take the no-action position set forth above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response, as we believe that there may be other reasons supporting the omission of the proposals and the supporting statements.

Thank you for your attention to this matter.

Very truly yours,

Carmen Gonzalez

Carmen G. Gonzalez

CGG:jrm

Enclosures

cc: (Via certified mail, return receipt requested)
Mr. Swapan K. Battacharjee
Mr. William J. McEvoy
Ms. Lisa Rossi
Mr. Nick Rossi

EXHIBIT A

000039

March 12, 1992

9011 Lakeside Forest Dr
Houston, TX 77088

Kent M. Harvey
Corporate Secretary
Pacific Gas & Electric Co
77 Beale Street
San Francisco, CA 94106

Re: Shareholder Proposal for 1993 Annual Meeting

Dear Mr. Harvey,

As a stockholder I would like to exercise my right to forwarding the following proposal for consideration by all shareholders in the 1993 annual meeting:

" Whereas, PG&E has been very generous in awarding $5,747,962 to 13 executive officers last year under so called Performance Incentive Plan; and

" Whereas, Long-term Debt has gone up significantly during 1991 and even over the 1988 level; and

" Whereas, in all the industrialized nations with whom USA has significant trade gap, financial benefits to a few at the top in Germany and Japan are limited and are way below U.S. corporate executives and

" Whereas, the Operating Expenses have been going up since 1990; and therefore be it

" Resolved that PG&E management would receive all non-salary compensation based on the following:

I. GNP and other national economic indicators
II. Common Stock performance
III. Operating Cost
IV. Long-term debt burden

Further resolved that a formula for performance rating be established by an independent body based on the above 4 elements and such ratings be adopted by the general shareholders. There is no reason to pay high additional monetary compensation when every single citizen is going through financial crisis in this nation."

Regards.

Truly,

Swapan K. Bhattacharjee

EXHIBIT B

April 3, 1992 000040

To: Board of Directors, Pacific Gas & Electric, 77 Beale St., San Francisco, CA 94106

From: Wm. J. McEvoy, 320 Lafayette Dr. Oxnard, CA 93030, Shares held in JT are 974.

Subj.: Proposal for the 1993 Annual Meeting of Shareholders.

Mr. McEvoy presents the following proposal for action at the 1993 annual meeting.

THE PROPOSAL

The shareholders of Pacific Gas & Electric request the Board of Directors take the necessary steps to amend the company's governing instructions to adopt the following:

No officer or any employee of PACIFIC GAS & ELECTRIC shall receive a total income from the company (exempting dividends on stock they own) in excess of $400,000.00 per year which shall include salary, stock options and incentives. The incentive shall be based on 50 % of the amount greater than $200,000.00. This amount shall be tied to the common stock dividend as follows;

The average of the present year common stock dividend shall be divided by the average common stock dividend of the preceding year times 50 % of the amount over $200,000.00 equals the incentive amount. Total compensation would be $200,000.00 plus 50 % of the amount over $200,000.00 plus the incentive pay.

The total income can be adjusted upwards not exceeding 3 percent a year for inflation and plus incentive pay if applicable. If approved by stockholders, it shall become effective three months later.

Board of Directors shall not receive greater than $500.00 per meeting or more than $12,000.00 per year. A meeting is a minimum of two hours.

Retirement pay shall not exceed 60 percent of the average of the three years highest salary for 20 years service.

END OF PROPOSAL

Sincerely,

William J. McEvoy

EXHIBIT C

000041

PACIFIC GAS AND ELECTRIC COMPANY

JUL 0 8 1992

OFFICE OF THE
CORPORATE SECRETARY

Lisa Rossi
P.O. Box 249
Boonville, Ca. 95415

July 6, 1992

Pacific Gas & Electric
K.M. Harvey - Corp. Secretary
77 Beale Street
San Francisco, Ca. 94106

LISA ROSSI PROPOSAL TO BE SUBMITTED IN THE 1993 PROXY

Resolved, that the stockholders of Pacific Gas & Electric recommend that the board of directors adopt the following policy : As relates to future contracts, the Chief Executive Officer's total compensation will be determined as follows : The C.E.O.'s beginning total compensation will be 25 times more than the average Pacific Gas and Electric employee's 1992 annual wages or salary. The C.E.O.'s total compensation will go up or down in direct proportions to the company's performance. To be determined as follows : One half of the compensation shall go up or down gauged against the ten year average earnings per common share (adjusted for stock splits) from 1982 to 1991. The remaining one half shall go up or down gauged against the ten year average dividends per common share (adjusted for stock splits) from 1982 to 1991.

Lisa Rossi holder directly of 1600 common shares certificate # J285419, J342940, SC451983, SC459004, SC493107, ZQS222689

I request that my name and address be placed on the 1993 proxy material. If the company has any objections to this proposal, I request that the company send their objections to the S.E.C. immediately, so as to allow the proponent a fair and ample time to respond and object if necessary.

Lisa Rossi
Lisa Rossi

SUPPORTING STATEMENT

The purpose of this proposal is to pay the Chief Executive Officer based entirely on the company's performance. To do this you must pay gauged against past performance. If the C.E.O. performs better the C.E.O. will be paid more, if the C.E.O. performs worse, the C.E.O. will be paid less. You also need a starting point, a base rate of 25 times more than the average employee's compensation.

For example, if the average Pacific Gas and Electric employee earned $ 32,000.00 in 1992, the C.E.O. would have a beginning total compensation of 25 times more or $ 800,000.00. Pacific Gas and Electric's ten year average earnings per share is $ 1.99 . If Pacific Gas and Electric's earnings per share in 1993 rose 20 % to $ 2.37 , one half of the C.E.O.'s compensation would go up 20 % from $ 400,000.00 to $ 480,000.00. On the other hand if Pacific Gas and Electric's earnings per share in 1993 fell 20 % to $ 1.61 , one half of the C.E.O.'s compensation would fall 20 % to $ 320,00.00 . The other half of the C.E.O.'s compensation, $ 400,000.00 would rise, fall or stay the same gauged against Pacific Gas and Electric's ten year average divivdend per share of $ 1.66 . The following year the process would repeat itself.





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 4-2

April 15, 2003

Act 1934
Section 14A-8
Rule
Public Availability 4-15-2003

Eric C. Jensen
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155

Re: Siebel Systems, Inc.
Incoming letter dated February 19, 2003

Dear Mr. Jensen:

This is in response to your letter dated February 19, 2003 concerning the shareholder proposal submitted to Siebel Systems, Inc. by Almagamated Bank of New York Long View Collective Investment Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Cornish F. Hitchcock
1100 17th Street, N.W., 10th Floor
Washington, D.C. 20036-4601

April 15, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Siebel Systems, Inc.
Incoming letter dated February 19, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

There appears to be some basis for your view that Siebel may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of the previously received proposal that you reference in your letter and will include in Siebel's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Siebel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Siebel relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor

Cooley Godward LLP

ATTORNEYS AT LAW

Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA
94306-2155
Main 650 843-5000
Fax 650 849-7400

www.cooley.com

Broomfield, CO
720 566-4000
Reston, VA
703 456-8000
San Diego, CA
858 550-6000
San Francisco, CA
415 693-2000

ERIC C. JENSEN
(650) 843-5049
ejensen@cooley.com

February 19, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Siebel Systems, Inc. - Stockholder Proposal of Amalgamated Bank LongView Collective Investment Fund

Ladies and Gentlemen:

On behalf of Siebel Systems, Inc., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance upon certain provisions of Rule 14a-8(i), the Company excludes a proposal (the "Proposal") submitted by the Amalgamated Bank LongView Collective Investment Fund (the "Proponent") from the proxy statement and form of proxy (the "Proxy Materials") to be distributed in connection with the Company's 2003 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal and its supporting statement (the "Supporting Statement") are attached hereto as **Appendix A**.

Pursuant to Rule 14a-8(j), enclosed herewith on behalf of the Company are six copies of each of:

1. the Proposal and Supporting Statement; and
2. this letter, which sets forth the bases upon which the Company proposes to exclude the Proposal from the Proxy Materials.

Also enclosed are: (1) copies of the no-action letters and other materials we cite in our discussion below; (2) an additional copy of our letter which we would appreciate having file stamped and returned in the enclosed pre-paid envelope; and (3) all correspondence relevant to the Proposal. As required under Rule 14a-8(j), a copy of this letter is being sent to the Proponent notifying it of the Company's intention to omit the Proposal from its Proxy Materials.

The Proposal

The Proposal reads as follows:

> RESOLVED: The shareholders of Siebel Systems, Inc. ("Siebel" or the "Company") urge the Board of Directors to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" stock options are defined here as:
> (1) indexed options, whose exercise price is linked to an industry index;
> (2) premium-priced stock options, whose exercise price is above the market price on the grant date; or
> (3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

Bases for Exclusion

The Company believes that the Proposal and Supporting Statement may be excluded from the Proxy Materials because: (1) the Proposal duplicates a previously submitted proposal that may be included in the Proxy Materials (Rule 14a-8(i)(11)); and (2) the Supporting Statement contains false and misleading statements (Rule 14a-8(i)(3)).

1. The Proposal substantially duplicates a previously submitted proposal that may be included in the Proxy Materials.

Rule 14a-8(i)(11) provides that a proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Company received the Proposal on December 30, 2002. On December 26, 2002, prior to receiving the Proposal, the Company received a proposal ("Proposal A") relating to, among other things, performance-based stock options that substantially duplicates the Proposal, which also relates to performance-based stock options. We have attached hereto as **Appendix B** our letter requesting that the Staff not recommend enforcement action if the Company excludes Proposal A from its Proxy Materials. While the Company believes Staff will concur in its opinion that Proposal A may be excluded from the Proxy Materials pursuant to Rule 14a-8, to the extent the Staff does not so concur, the Company submits that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(11), as it is substantially duplicative of Proposal A. The following is the text of Proposal A (see text of the Proposal above):

Proposal A

> RESOLVED, that the shareholders request the Board of Directors adopt and disclose in the Proxy Statement, an "Equity Policy" designating the intended use of equity in

management compensation programs. That "Equity Policy" should include the following principles; Siebel Systems, Inc. management would determine the detailed implementation of the principles.

- A statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans, as measured by possible percentage dilution; and the distribution of that wealth opportunity intended within the company, between the CEO, Senior Executives, and other employees.

- Explicit requirements that stock-related compensation plans include some form of performance hurdle or "indexing" feature (not simply time-based vesting provisions), that govern vesting of options or lapsing of restrictions on shares granted; holding periods for a substantial portion of shares awarded and earned through stock-related plans; and other measures to ensure that executives face downside financial risk, which they do not face with grants of standard fixed-price stock options.

While not expressed in the same exact language as the Proposal, the second bullet point of Proposal A, like the Proposal, requests that the Board adopt a policy requiring that stock-related compensation plans include performance-based provisions. Proposals do not have to be identical for one to be excluded under Rule 14a-8(i)(11). The test is whether the core issues addressed by the proposals are substantially the same, even though the proposals may differ in their terms and breadth. *Centerior Energy Corporation* (February 27, 1995) ("*Centerior*"); *Pacific Gas and Electric Co.* (February 1, 1993) *("PG&E")*; *Sprint Corporation* (February 1, 2000); and *BellSouth Corporation* (January 14, 1999). The core issue addressed in the Proposal, as well as in the second bullet of Proposal A, is that the Board require a portion of future stock-related compensation to be performance-based, rendering the proposals substantially duplicative and therefore permitting exclusion of the Proposal under Rule 14a-8(i)(11). *Id.* This is true despite the fact that Proposal A also contains other provisions. *See Centerior* (permitting exclusion under 14a-8(c)(11) (the predecessor to Rule 14a-8(i)(11)) of three out of four proposals where all four proposals related to executive compensation, but only one related to the reduction in the size of management); *PG&E* (permitting exclusion under Rule 14a-8(c)(11) of proposal relating to performance-based "total compensation" if proposal relating to performance-based "non-salary compensation" was included). The Company therefore submits that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(11).

Furthermore, Proposal A actually contains two proposals submitted under the guise of a single "Equity Policy" in violation of Rule 14a-8(c), which provides that a proponent may only submit one proposal. *See BostonFed Bancorp, Inc.* (March 5, 2001); *Allstate Corp.* (January 29, 1997). The first proposal contained in Proposal A requests that the Company provide disclosure regarding the proportion and distribution of the Company's equity to and among its employees. The second proposal contained in Proposal A requests that that a portion of stock-related compensation be performance-based. Had the proponent submitting Proposal A complied with Rule 14a-8(c) and only submitted Proposal A's second proposal, the Proposal and Proposal A would be even more duplicative than they are currently. The Company therefore believes that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(11).

2. The Supporting Statement contains false and misleading statements.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal and supporting statement from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9 which prohibits false or misleading statements in proxy soliciting materials. The following lists several of the Proponent's statements and explains why each is false and/or misleading.

Statement 1: *"Investors and market observers, including Warren Buffet, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffet has characterized standard stock option plans as "really a royalty on the passage of time," and all three favor using indexed options."*

The Proponent allegedly states the opinions of Messrs. Buffet, Greenspan and Rappaport regarding the use of indexed options without providing any citation or support for the statement. Thus, there is no information that would allow the Company's stockholders to assess the statement's validity. To the extent that the Proponent can demonstrate that Messrs. Buffet, Greenspan and Rappaport have expressed these opinions and made these statements, the Proponent must disclose the context in which they were expressed or made. For example, because a stockholder is not informed why stock option plans are characterized as "really a royalty on the passage of time," the stockholder cannot adequately analyze the statement or its relevance to the Company's practices. Furthermore, to the extent that the Proponent can demonstrate that Messrs. Buffet, Greenspan and Rappaport actually do favor using indexed options, the Proponent must also disclose the bases for their opinions. Without this information, a stockholder cannot determine why Messrs. Buffet, Greenspan and Rappaport favor the use of indexed options or whether the premise underlying their purported beliefs are applicable to the Company or relevant to the adoption of an "Equity Policy." As a result, the statement is false and/or misleading and may be excluded from the Proxy Materials.

Statement 2: *"Performance-based options tie compensation more closely to company performance, not the stock market."*

The Company believes that this statement is false and misleading. The Proposal defines "performance-based" stock options to include "premium-priced stock options" and "performance-vesting stock options." The Proposal further provides that "premium-priced stock options" have exercise prices that are above the market price on the grant date and that "performance-vesting options" vest when the market price of the stock exceeds a specific target. As defined by the Proponent, both "premium-priced stock options" and "performance-vesting options" are tied to the stock market. Therefore, as defined by the Proponent, "performance-based" stock options are tied to the stock market. Because the Proponent defines "performance-based" stock options as tied to the stock market, its statement that such stock options "tie compensation more closely to company performance [rather than] the stock market" is false and misleading and may be excluded from the Proxy Materials under Rule 14a-8(i)(3).

In addition, the statement is misleading because it is phrased in the form of a factual assertion when it is merely the Proponent's uncorroborated opinion. "Performance-based" stock options (as defined by the Proponent) may not tie compensation more closely to performance because, as noted above, their value may be linked to a company's stock price, which may increase or decrease despite the company's relative performance.

Statement 3: *"Premium-priced options and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets."*

This statement is misleading because it is phrased in the form of a factual assertion when it is merely the Proponent's uncorroborated opinion. Accordingly, the statement should be excluded from the Supporting Statement. Alternatively, at the very least, the statement should be rephrased to indicate that it is merely a statement of the Proponent's opinion.

Statement 4: *"Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn."*

This statement is misleading because it is phrased in the form of a factual assertion when it is merely the Proponent's uncorroborated opinion. The Proponent does not disclose any basis for making this assertion, nor does it explain why this should be true. These omissions are clearly material in light of the Proponent's apparently factual conclusion. Accordingly, the statement should be excluded from the Supporting Statement. Alternatively, at the very least, the statement should be rephrased to indicate that it is merely a statement of the Proponent's opinion.

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend enforcement action if, in reliance upon Rule 14a-8(i)(3), the Company excludes the Proposal and the Supporting Statement from its Proxy Materials.

* * * * *

If the Staff has any questions with respect to the foregoing, or if the Staff is unable to concur in the Company's view that it may exclude the Proposal from its proxy materials in relation to the Annual Meeting, please contact the undersigned or Keith Pisani at (650) 843-5000.

Very truly yours,

Cooley Godward LLP

Eric C. Jensen

Enclosures

cc: Cornish F. Hitchcock, Esq. (w/o enclosures)
Jeffrey T. Amann, Esq.
Siebel Systems, Inc. (w/o enclosures)

APPENDIX A

RESOLVED: The shareholders of Siebel Systems, Inc. ("Siebel" or the "Company") urge the Board of Directors to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" stock options are defined here as:

(1) indexed options, whose exercise price is linked to an industry index;

(2) premium-priced stock options, whose exercise price is above the market price on the grant date; or

(3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

SUPPORTING STATEMENT

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value.

In our view, standard stock options give windfalls to executives who are lucky enough to hold them during a bull market and penalizes executives who hold them during a bear market. Investors and market observers, including Warren Buffet, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffet has characterized standard stock option plans as "really a royalty on the passage of time," and all three favor using indexed options.

We believe the recent experience at Siebel confirms these observations. Siebel's Equity Incentive Plans offer standard stock options, with the exercise price equal to the fair market value on the date of grant. Siebel's stock price enjoyed a significant runup from 1996 to its peak in November 2000. Thereafter, it declined from a high of $119.31 to $7.60 on December 27, 2002--a 93% drop in value that brought the stock price down to where it had been four years earlier.

During 2001, as Siebel's stock price was headed downwards, Chairman Thomas Siebel exercised options that resulted in an aggregate gain to him of $174, 613,276--more than any other CEO realized from options that year according to a survey of 1128 firms by executive compensation expert Graef Crystal. Mr. Siebel's 2001 gain came on top of the $136 million gain he realized from exercising stock options the preceding two years.

We believe that stock options should be more closely tied to long-term gains in shareholder value. Traditional option grants have value whenever the stock price exceeds the value on the date of grant; even if the stock price remains below the strike price or "under water," companies may seek to issue new options with lower strike prices that will have value when the stock price rises again.

Performance-based options tie compensation more closely to company performance, not the stock market. Premium-priced options and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn.

We urge shareholders to vote FOR this proposal.

389734 v7/HN
8cpy07!.DOC

RELEVANT CORRESPONDENCE

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

27 December 2002

Mr. Jeffrey T. Amann
Corporate Secretary
Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, California 94404

By courier and facsimile: (650) 295-5111

Re: Shareholder proposal for 2003 annual meeting

Dear Mr. Amann:

On behalf of the Amalgamated Bank LongView Collective Investment] (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the statement that Siebel Systems plans to circulate to shareholders in anticipati 2003 annual meeting. The proposal is being submitted under SEC Rule 14a-8 recommends that Siebel adopt a policy that some portion of future stock optic grants to senior executives be performance-based, as described in the proposa

The Fund is an S&P 500 index fund, located at 11-15 Union Square, N York, N.Y. 10003, with assets exceeding $2 billion. Created in 1992 by Amalg Bank, the record holder, the Fund beneficially owns 164,944 shares of Siebel stock and has beneficially owned more than $2000 worth of Siebel stock for o year. A letter from the Bank confirming ownership is being provided under s cover. The Fund plans to continue ownership through the 2003 annual meet which a representative is prepared to attend.

Please let me know if there is any further information that I can provi

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of Siebel Systems, Inc. ("Siebel" or the "Company") urge the Board of Directors to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" stock options are defined here as:

(1) indexed options, whose exercise price is linked to an industry index;

(2) premium-priced stock options, whose exercise price is above the market price on the grant date; or

(3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

SUPPORTING STATEMENT

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value.

In our view, standard stock options give windfalls to executives who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market. Investors and market observers, including Warren Buffett, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time," and all three favor using indexed options.

We believe that the recent experience at Siebel confirms these observations. Siebel's Equity Incentive Plans offer standard stock options, with the exercise price equal to the fair market value on the date of grant. Siebel's stock price enjoyed a significant runup from 1996 to its peak in November 2000. Thereafter it declined from a high of $119.31 to $7.60 on December 27, 2002 -- a 93% drop in value that brought the stock price back to where it had been four years earlier.

During 2001, as Siebel's stock price was headed downwards, Chairman Thoma Siebel exercised options that resulted in an aggregate gain to him of $174,613,276 – more than any other CEO realized from options that year according to a survey of 1128 firms by executive compensation expert Graef Crystal. Mr. Siebel's 2001 gain came on top of the $136 million gain he realized from exercising stock options the preceding two years.

We believe that stock options should be more closely tied to long-term gains ir shareholder value. Traditional option grants have value whenever the stock price exceeds the value on the date of grant; even if the stock price remains below the strike price or "under water," companies may seek to issue new options with lower strike prices that will have value when the stock price rises again.

Performance-based options tie compensation more closely to company performance, not the stock market. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn.

We urge shareholders to vote FOR this proposal.



Amalgamated Bank

America's Labor Bank

January 2, 2003

Mr. Jeffrey T. Amann
Corporate Secretary
Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, California 94404

By courier and facsimile: (650) 295-5111

Re: Shareholder proposal for 2003 annual meeting

Dear Mr. Amman:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 164,944 shares of Siebel Systems common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund was created in 1992 as an S&P 500 index fund and presently has assets exceeding $2 billion. The Fund has continuously held at least $2000 worth of Siebel common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2003 annual meeting.

If you require any additional information, please let me know.

Very truly yours,

Theodore Brunner

Theodore Brunner
First Vice President

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

11 March 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal submitted by Amalgamated Bank of New York LongView Collective Investment Fund to Siebel Systems, Inc.

Dear Counsel:

I write on behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund") in response to the letters from counsel for Siebel Systems, Inc. ("Siebel" or the "Company") dated 19 and 20 February 2003. In those letters, the Company advises the Commission that it plans to omit the Fund's shareholder resolution from its 2003 proxy materials. For the reasons set forth below, the Fund respectfully asks the Division to deny the relief Siebel seeks.

The Fund's Resolution and the Company's Opposition.

The Fund's resolution urges the Board of Directors:

> . . . to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" stock options are defined as: 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

In its request for no-action relief, Siebel states that four days prior to receiving the Fund's proposal, the Company received a proposal from the College Retirement Equities Fund ("CREF") that *may* be included in its proxy materials. The Company argues that the Fund's resolution and supporting statement may therefore be excluded under SEC Rule 14a-8(i)(11), which permits the omission of a resolution that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." Siebel also objects to the Fund's supporting statement, asserting that it contains four false and misleading statements that may be excluded under Rule 14a-8(i)(3), which permits the omission of a resolution that contains "materially false or misleading statements in proxy soliciting materials." As we now explain, the Company's objections are not well taken, and the Company has failed to carry its burden under Rule 14a-8(g).

Discussion.

A. Rule 14a8-(i)(11)(duplication)

We note at the outset that Siebel seeks to exclude the Fund's resolution from its proxy materials under Rule 14a-8(i)(11) because the resolution duplicates a previously submitted proposal that "may" be included in its proxy materials. Siebel's objection is thus conditional in nature, because the Company is simultaneously seeking no-action relief with respect to CREF's first-in-time resolution. Thus, if the CREF proposal is omitted from Siebel's proxy materials for the 2003 shareholder meeting, then Siebel's reliance on Rule 14a-8(i)(11) evaporates, since the exclusion applies only to proposals "that *will* be included in the company's proxy materials for the same meeting" (emphasis added).

In any event, and as we now explain in greater detail, Siebel's reliance on the (i)(11) exclusion is misplaced even if the Division should reject Siebel's request for no-action relief as to the CREF proposal.

The first-in-time CREF proposal states:

> RESOLVED, that the shareholders request the Board of Directors adopt and disclose in the Proxy Statement, an "Equity Policy" designating the intended use of equity in management compensation programs. That "Equity Policy" should include the following principles; Siebel Systems, Inc. management would determine the detailed implementation of the principles.
>
> - A statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans, as measured by possible percentage dilution; and the distribution of that wealth opportunity intended within the company, between the CEO, Senior Executives, and other employees.
>
> - Explicit requirements that stock-related compensation plans include some form of performance hurdle or

> "indexing" feature (not simply time-based vesting provisions), that govern vesting of options or lapsing of restrictions on shares granted; holding periods for a substantial portion of shares awarded and earned through stock-related plans; and other measures to ensure that executives faced downside financial risk, which they do not face with grants of standard fixed-price options.

Siebel argues that exclusion is warranted because both proposals address the same core issue and are substantially the same, that is, adoption of "a policy requiring that stock-related compensation plans include performance-based provisions." (Letter at 3.) Siebel correctly notes that the proposals need not be identical as to their terms and breadth for one to be excluded under Rule 14a-8(i)(11). (*Id.*) Its analysis oversimplifies key differences between the two proposals, however.

– The CREF proposal seeks adoption of a policy statement regarding potential dilution of the Company's equity through equity transfers under stock plans. By contrast, the Fund's proposal is silent on the issue of what an appropriate dilution level might be.

– The CREF proposal asks the board to examine the distribution of equity in various forms throughout the company, both to senior executives and Siebel employees generally. By contrast, the Fund's proposal focuses solely on senior executives and does not address the broader question of what role equity-based compensation should play in non-executive compensation.

– The CREF proposal focuses on the full range of equity-based compensation, including items such as restricted stock. By contrast, the Fund's proposal is limited to options to senior executives.

– The CREF proposal recommends the adoption of "some form" of performance hurdle or indexing feature (not one that is simply time-based), which would include measures "to ensure that executives faced downside financial risk, which they do not face with grants of standard fixed-price options." By contrast, the Fund's resolution focuses with precision on one aspect of equity-based compensation and urges that a "significant" portion of future option grants shall fall into one of three defined categories.

The CREF proposal thus asks Siebel to consider option grants only as part of a broader review of executive and employee compensation issues. The CREF proposal seeks a more general assessment of equity and employee compensation issues, an element of which is the adoption of "some" form of benchmark to assure that Siebel employees and senior executives have a stake in the Company's performance through their equity interests. The Fund resolution is more narrow and focuses on only one category of executive incentive compensation, *i.e.*, stock options.

The two resolutions thus complement, rather than overlap, each other, and they do not "substantially duplicate" one another. It is entirely possible that a shareholder could decide to vote for the CREF proposal (but not the Fund's), if he or she believed that the issues of equity dilution and equity-based employee compensation required the sort of thorough vetting that CREF recommends. Conversely, another shareholder might vote the opposite way if he or she concluded that there was no need for Siebel to re-examine equity-based compensation generally, but that stock option grants are out of control, and that it is necessary to reward senior managers not simply because the stock market is up generally, but because the Company's performance has improved, as measured by one of three very specific criteria and as applied to one facet of executive compensation.

Moreover, there would be no conflict if both resolutions are adopted. A "yes" vote on the Fund's resolution would give the Board a clear set of guidelines to implement in the area of option awards, while a "yes" vote on the CREF proposal would tell the Board that a more wide-ranging review of compensation is appropriate as well.

It thus cannot be said that the two proposals "substantially" duplicate each other, as the (i)(11) exclusion requires. Although Siebel cites a series of no-action letters in support of its position, it ignores other compensation-related letters that are far closer to the situation here. Illustrative is *AT&T Corp.* (24 January 1997), which rejected the company's argument that two compensation-related proposals overlapped to such an extent that they should be excluded. The first proposal in that case asked officers and directors "to discontinue all options, rights, and stock appreciation rights" after the current programs terminate. The second proposal sought to reduce executive salaries over $100,000 "by the same percentage as the decline in [the company's] stock prices" from the highest point since 1990, with future increases or decreases tied to the company's stock performance.

Nor do the no-action letters cited by Siebel make the Company's point on this issue.

In *Centerior Energy Corp.* (27 February 1994), the Division permitted the omission of three proposals all of which sought to freeze or cap executive compensation. The Company's effort to fit the present resolutions into the *Centerior* mold will not work. The *Centerior* resolutions spoke in terms of executive compensation, but it is simply inaccurate to suggest that the Division upheld exclusion of proposals that were comparable to the ones at issue here in terms of their treatment of performance issues. In this instance, the Company compares only part of the CREF proposal to the Fund's resolution as its basis for concluding that the core issue is the same for both proposals, while conceding that the first proposal contains other terms. (Fund letter, at 3.) To further support its comparison of only part of the CREF proposal's terms with the Fund resolution, the Company asserts that the CREF proposal is not one proposal, but really two proposals under the guise of a single one, although Siebel did not cite Rule 14a-8(c) as a basis for also excluding the first proposal and supporting statement. (CREF letter, dated February 19, 2003.)

To the extent the *Centerior* proposals discussed non-salary compensation, the language was rather similar, *i.e.*, stock options should "not be granted or exercised," "no stock options should be issued," bonuses should "be eliminated," and the board should "freeze" compensation. By contrast, the CREF proposal, when considered in its entirety, contains language which differs significantly from the language in the Fund resolution. The CREF proposal contains language recommending that the Board establish an "Equity Policy designating the intended use of equity in management compensation programs," which Policy would include "[a] statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans," as well as establishing requirements that stock-related executive compensation plans include a "performance hurdle" or "indexing" feature. The language in the CREF resolution states that the Company has considerable discretion to define elements of stock-related compensation plans as "performance-based." The Fund's resolution centers on a specific category of executive compensation (stock options) and defines "performance-based" with equal specificity, focusing on indexed options, premium-priced options, and performance-vesting options, all of which are defined in the resolution. The language contained in the proposals is distinguishable as to terms and substance.

In *Pacific Gas and Electric Co.* (*"PG&E"*) (1 February 1993), the Division approved the inclusion of three out of four proposals dealing with compensation issues. The Division thus allowed shareholders to vote on proposals that: (1) non-salary compensation of management should be tied to performance indicators; (2) ceilings should be placed on future total compensation of officers and directors, thus reducing their compensation; and (3) directors should be paid in common stock.

The Division explained that the "principal thrust" of the second proposal was reducing and imposing limits on total compensation of executive officers and directors, while the "principal focus" of the first proposal was linking non-salary compensation of management to performance standards. By contrast, the final proposal involved payment to directors (not management).

The parallels are striking here. As in *PG&E*, the CREF proposal focuses on general assessment of equity and employee compensation issues, including a statement regarding (a) permissible dilution levels; (b) the distribution of equity-based compensation between senior executives and employees generally; and (c) some limits on the vesting of stock options or the removal of limits on restricted stock. The Fund's resolution centers solely on linking "non-salary compensation" of executive officers to specified performance standards. The Division viewed the two PG&E resolutions as analytically distinct, and we submit that the same approach should be used here.

B. Rule 14a8-(i)(3)(false or misleading statements)

Siebel objects to four statements as being false or misleading. None of these objections warrants exclusion.

1. *"Investors and market observers, including Warren Buffett, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time," and all three favor using indexed options."*

Siebel's objections that the statement is inapplicable to Siebel or factually unsupported or not adequately explained is insubstantial. The Fund has correctly characterized the views of the three individuals, and the sentence, taken in the context of the rest of the resolution, is accurate. If anything, and as a review of the attached articles will suggest, Messrs. Buffett, Greenspan Rappaport would likely be highly critical of a company such as Siebel, where the CEO pocketed $174,000,000 in option gains in 2001 while the stock price plummeted.

- A *Wall Street Journal* article (16 July 2002, p. A6) notes how Warren Buffett has criticized stock options in his Berkshire Hathaway annual report since 1985, when he wrote: "Once granted, the option is blind to individual performance. Because it is irrevocable and unconditional (so long as a manager stays in the company), the sluggard receives rewards from his options precisely as does the star. A managerial Rip Van Winkle, ready to doze for 10 years, could not wish for a better 'incentive' system." The article quotes similar criticisms in subsequent years, including the most recent Berkshire Hathaway letter to shareholders.

That Mr. Buffett favors indexed options is supported by two sources, the first being a FORTUNE article (8 June 1998) entitled *Raising the Bar*, which discusses his viewpoint in an article on options practices reports: "The big innovation is putting teeth in options in the form of tough performance hurdles. The idea is simple: The CEO must substantially raise the stock price, in a tight time period, before he can make big money. Buffett likes these 'out of the money' options as much as he despises many standard plans. He heartily approves of the one for President Alan Spoon at the Washington Post Co., where Buffett is a director and major shareholder." (This FORTUNE article is one of a number of sources as well for our citation of Mr. Buffett's view that standard options are a royalty on the passage of time.) Second, the July 1999 issue of CFO magazine reports in the article, *Pay for Underperformance*, that "indexing has some very influential fans, including Federal Reserve chairman Alan Greenspan and investor Warren Buffett."

– Apart from the authorities cited above, *Dow Jones Capital Markets Report* (3 May 2002) directly quotes Alan Greenspan as criticizing standard option grants and urging: "Grants of stock or options in lieu of cash could be used more effectively by tying such grants through time to some measure of the firms' performance relative to a carefully chosen benchmark."

– *The Wall Street Journal* (25 February 2002, p. B5) published an op-ed article by Kellogg School Professor Emeritus Alfred Rappaport, who criticizes a number of current corporate policies, including standard-priced options. He advises investors: "Look for the first few companies that adopt indexed option programs, which link exercise prices to movements in either an industry index or a broader market index like Standard & Poor's 500. These programs align the interests of managers and shareholders seeking superior returns in bull and bear markets alike. Indexed option programs have the support of a growing chorus of institutional investors, but management continues to view them as too risky an incentive."

We submit that the statements are accurate and that the basis of these individuals' opinions – standard options "inappropriately reward [ ] mediocre or poor performance" – is adequately set out, particularly if one reads the rest of the proposal. Thus, there is no violation of Rule 14a-9.

2. "*Performance-based options tie compensation more closely to company performance, not the stock market.*"

Siebel complains that the sentence is false and misleading because it is not labeled as opinion and because two of the three "performance-based" alternatives – premium-priced options and performance-vesting options – are, in Siebel's words "tied to the stock market." Siebel has again misconstrued the language and pulled it out of context.

The prior paragraph expresses the belief that stock options should be more closely tied to long-term gains in shareholder value and criticizes traditional options because they have value whenever the stock price exceeds the value of the option of the grant date. This is consistent with the commentary in the second paragraph of the supporting statement that traditional options grant windfalls to executives "who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market." Indeed, this is the criticism voiced by Warren Buffett, namely, that traditional options are a "royalty on the passage of time," because they typically have value for a ten-year period, regardless of how well the company's stock may be doing at any given time. Ironically, the point is graphically demonstrated at Siebel, where (as the proposal notes) Mr. Siebel's options generated $174,000,000 in a single year even as the shareholders watched the value of their investment melt away.

Under the circumstances, and read in context, the Fund's reference to "the stock market" is plainly a reference back to the previous criticisms that traditional stock options have value whenever the market price exceeds the grant price, a situation that may occur at various points over the usual ten-year life of traditional options and that may be based on general conditions in "the stock market," such as a bull market in which the trend in share prices generally is up. By contrast, the sort of premium-priced and performance-vesting options cited in the Fund's proposal are analytically distinct, as they vest only if *future* targets are met, not simply if the exercise price exceeds the grant date price.

We therefore submit that the challenged sentence may not be omitted as violating Rule 14a-9. Without conceding the point, and to avoid the Division having to spend excessive time on this minor point, we are willing to insert the phrase "We believe that" at the beginning of the sentence. We are also willing, should the Division deem it necessary, to eliminate the phrase "not the stock market."

3. *"Premium-priced options and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets."* That is plainly the intent of such forms of option compensation. Siebel does not argue to the contrary, nor indeed could it do so plausibly, unless the Company had a reasonable basis in fact for believing that such options do not encourage managers to set and meet such targets. Without conceding the point, and if the Division should deem it necessary, the Fund is willing to begin the sentence with the phrase "In our view,".

4. *"Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn."* Indeed, they may, and Siebel cites nothing to suggest that a contrary set of facts is empirically true. Moreover, this sentence is wrenched out of the context of the preceding paragraph of the resolution, which discusses how traditional option grants have value whenever the stock price exceeds the value on the date of grant, while companies whose stock price is under water may reprice. Logic and common sense indicate that if the exercise price is indexed in a way that options have value if the company beats a peer-group index or other index, there is less chance that a company will reprice options downward. Without conceding the point, and if the Division should deem it necessary, the Fund is willing to begin the sentence with the phrase "We believe that".

Conclusion.

For these reasons, the Fund respectfully submits that Siebel has failed to carry its burden of demonstrating that the Fund's proposal may be excluded under SEC Rule 14a-8(i)(11), and the Fund asks the Division to so advise the Company.

Thank you for your consideration of these points. Please let me know if there is any further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

cc: Eric C. Jensen, Esq.

THE WALL STREET JOURNAL.

Article 3 of 200

**Weighing All Options:
Washington Post, Coke Credit
Buffett for Accounting Change**
By Kevin Helliker

07/16/2002
The Wall Street Journal
Page A6

For the second consecutive day, a company boasting Warren **Buffett** among its directors announced that it will treat employee options as an expense.

But that doesn't mean Mr. **Buffett** did any arm-twisting. By various accounts, it wasn't a case of either the Washington Post Co. board or Coca-Cola Co. directors succumbing to lobbying from Mr. **Buffett** , who as Berkshire Hathaway Inc. chairman controls not only a seat on each board but also large chunks of Post and Coke stock.

Rather, both companies finally succumbed to the argument Mr. **Buffett** has been delivering nearly annually in his Berkshire letter to shareholders, that stock options should be accounted for in the same manner as any other form of compensation -- as an expense.

By changing their position on the issue now, both the Post and Coke are drawing attention to a fact that many companies might want to publicize in the post-Enron climate -- that Warren **Buffett** sits on their board. Indeed, Coke Chairman Douglas Daft even asked Mr. **Buffett** to call certain members of the media Sunday, to explain and express approval of the soda company's move.

The other big company that boasts Mr. **Buffett** as a director, Gillette Co., now "supports the expensing of options," says spokesman Eric Kraus.

But Mr. Kraus says Gillette, maker of razors and other products, isn't currently changing its policy, because the company believes **option** accounting should be handled with a "standardized approach that is applicable to all companies."

As to whether Mr. **Buffett** has influenced Gillette's new openness to expensing options, Mr. Kraus said merely that the board "is in favor of this."

At the Washington Post, Chief Executive Donald E. Graham said he initiated the move, but that it was "influenced by [Mr. **Buffett**] absolutely."

From his modest office in Omaha, Neb., Mr. **Buffett** for years has argued for the rights of the shareholder against what he perceives as the avarice of irresponsible executives.

Although he himself is CEO of a $37.7 billion conglomerate, the spectacular success of its stock has derived not from Mr. **Buffett** 's brilliance as executive or manager, but as purchaser of shares and companies.

He regards himself primarily as a shareholder. As chief executive of Berkshire, Mr. **Buffett** receives no options and a salary of only $100,000 a year. His primary compensation comes the way it does for all Berkshire shareholders -- from appreciation of the company's stock. Mr. **Buffett** 's 31.1% share of Berkshire is valued about $31.2 billion. Mr. **Buffett** has never sold any Berkshire Hathaway shares.

During the technology bubble of the 1990s, Mr. **Buffett** fell out of fashion because of his disinclination to invest in companies whose earnings trajectory he couldn't foresee.

But in an age when that bubble is burst, when shareholders of Enron Corp. and WorldCom Inc. feel robbed by management, and when a climate of suspicion exists even for executives of squeaky-clean corporations, the executive best known for honest treatment of shareholders is suddenly more fashionable than ever.

Matthew Rose and Mark Maremont contributed to this article.

A Long Crusade

In his annual letter to shareholders, Berkshire Hathaway Inc. Chairman Warren **Buffett** since 1985 has railed against stock options and the failure to account for them as an expense:

-- 1985: Once granted, the option is blind to individual performance. Because it is irrevocable and unconditional (so long as a manager stays in the company), the sluggard receives rewards from his options precisely as does the star. A managerial Rip Van Winkle, ready to doze for 10 years, could not wish for a better "incentive" system.

-- 1992: For decades, much of the business world has waged war against accounting rule makers, trying to keep the costs of stock options from being reflected in the profits of the corporations that issue them. Typically, executives have argued that options are hard to value and that therefore their costs should be ignored.

(But) it is both silly and cynical to say that an important item of cost should not be recognized simply because it can't be quantified with pinpoint precision. After all, no manager or auditor knows how long a 747 is going to last, which means he also does not know what the yearly depreciation charge for the plane should be. No one knows with any certainty what a bank's annual loan loss charge ought to be. Does this mean that these important items of cost should be ignored simply because they can't be quantified with absolute accuracy? Of course not.

Options are just not that difficult to value. In fact, since I'm in the mood for offers, I'll make one to any executive who is granted a restricted **option** , even though it may be out of the money: On the day of issue, Berkshire will pay him or her a substantial sum for the right to any future gain he or she realizes on the **option** . So if you find a CEO who says his newly-issued options have little or no value, tell him to try us out. In truth, we have far more confidence in our ability to determine an appropriate price to pay for an **option** than we have in our ability to determine the proper depreciation rate for our corporate jet.

-- 1997: When Berkshire acquires an **option** -issuing company, we promptly substitute a cash- compensation plan having an economic value equivalent to that of the previous **option** plan. The acquiree's true compensation cost is thereby brought out of the closet and charged, as it should be, against earnings.

-- 1998: Whatever the merits of options may be, their accounting treatment is outrageous. Think for a moment of that $190 million we are going to spend for advertising at Geico this year. Suppose that instead of paying cash for our ads, we paid the media in 10-year, at-the-market Berkshire options. Would anyone then care to argue that Berkshire had not borne a cost for advertising, or should not be charged this cost on its books?

-- 2001: Though Enron has become the symbol for shareholder abuse, there is no shortage of egregious conduct elsewhere in corporate America. One story I've heard illustrates the all-too-common attitude of managers toward owners: A gorgeous woman slinks up to a CEO at a party and through moist lips purrs, "I'll do anything -- anything -- you want. Just tell me what you would like." With no hesitation, he replies, "Reprice my options."



Dow Jones InteractiveSmart Managing/Special Report: CEO Pay

Raising The Bar Stock options have become even the subpar CEO's way to wealth. Now some hot companies are dramatically toughening option plans--and Wall Street loves it.

Shawn Tully

06/08/1998
Fortune Magazine
Time Inc.
272+

Not long ago Warren Buffett considered buying a big stake in a company that no doubt would have died to win over the Oracle of Omaha. But a close look made him uneasy: The company had an addiction to easy-money stock options. "Once they vested, all the options would have taken 10% of the earning power of the enterprise," he complains. And the binge showed no signs of abating. Every year the company issued another big batch of options, enriching managers and gouging shareholders. The options blizzard proved to be the terminator, the main reason America's shrewdest investor didn't add the company's name to Berkshire Hathaway's honor roll of holdings.

How did a good idea go so wrong? Standard stock options were supposed to tie pay to performance by rewarding CEOs only if they could drive up stock prices. But instead of attracting the Warren Buffetts of the world, they've become anathema to big investors. Even so, such investors aren't calling for the end of options. On the contrary, many are enthralled by a new breed of CEO that is using creative, demanding options packages that put the shareholder, not the CEO, first.

For Buffett, standard options set the bar too low, making it easy for CEOs to get rich by being average, or in this raging bull market, worse than average. The compensation of the average CEO has almost doubled since 1992, to $8.4 million last year, according to a survey of FORTUNE 200 companies by Pearl Meyer & Partners. And $4.6 million of that, a full 55% of the total, was in option grants, dwarfing salaries and bonuses. For Buffett, many of those big awards just aren't deserved. "There is no question in my mind that mediocre CEOs are getting incredibly overpaid. And the way it's being done is through stock options."

Buffett is particularly riled by a bookkeeping quirk that companies cherish. Under standard accounting rules, options, unlike cash, aren't counted as a compensation expense (though their value has to be determined and reported in a footnote). The accounting advantage creates an illusion, since shareholders bear the cost later in the form of dilution. But by using options, companies like the one Buffett declined to invest in can fatten their CEOs' pay packages without charging a dime to earnings. "I unequivocally regard the special accounting treatment given options as improper and deceptive," he says.

In addition, boards are to blame for establishing a double standard. Instead of using options as incentive pay, they claim that to stay competitive they must give out at least the same dollar value in options as their rivals, regardless of how well the CEO performs. CEOs naturally applaud the practice. The trend is driven not so much by other companies' pursuing CEOs with higher offers as by surveys. Boards hire compensation consultants--something Buffett says he wouldn't dream of doing--to gauge the average CEO grant. Following the consultants' advice, the board raises its CEO's award to at least the industry median or even higher--who wants to admit its CEO is subpar? That lofts awards into an ever-rising spiral. Performance gets overlooked in the process.

The big awards exacerbate another bad feature: incredibly easy terms. Most CEOs receive standard, "at the money" options, meaning if the market price is $50 the day they're issued, the strike price is also $50. And it stays at $50 for the entire ten-year term of the options. Getting rich doesn't require superior management at all. As Buffett points out, if the CEO buys government bonds with the company's earnings instead of paying them out in dividends, the book value over time will rise and the share price will probably bump up as well. With a million options, a caretaker CEO would make a killing. But that makes as much sense, says Buffett, as paying someone a fat commission for letting interest build up in a savings account. "These plans are really a royalty on the passage of time," he says. How about Buffett investments like Walt Disney, where Michael Eisner gets a slew of at-the-money options? Says Buffett: "With people who got huge awards and deserved huge awards, the result was right. But it doesn't mean their options were properly constructed."

In a great stock market, gains are an outrageous no-brainer. "You can be very mediocre, but when interest rates for everyone drop sharply and you don't improve your business at all, you make an enormous amount of money," says Buffett. "No one should be rewarded for that." Even scrawny ducks that can't swim or quack, he quips, rise in a swollen pond.

The rushing waters are rewarding many a leaden performance, at shareholders' expense. Example: PepsiCo's Roger Enrico has made $17 million since 1996 on a grant of 1.864 million stock options, while Pepsi has given shareholders only a 48% return, 25 percentage points less than the S&P 500. But a new breed of boss is rejecting cushy, sedan-chair plans. CEO pay is acquiring real stretch targets, the kind that inspire the troops to shrink cycle times, scale new productivity peaks, and fast-track the Viagras and Pentiums from lab to market. These CEOs are betting their paychecks on what moves investors: leaps in share price that beat the market.

Believe it or not, such action heroes are actually pushing their boards to make plans more demanding. They range from FORTUNE 500 CEOs such as Monsanto's Robert Shapiro and Transamerica's Frank Herringer to fire-eating comers led by telecom entrepreneur James Q. Crowe of Level 3. Right now, on-the-edge plans are relatively rare, though they're spreading fast--so if you're a CEO with a cushy deal, watch out. Institutional investors love the stretch option packages and want you to have one too. "These high-hurdle plans are the way to go," says Eugene Vesell, a money manager with Oppenheimer Capital, whose funds hold over $60 billion in securities. "The normal plans are almost outrageous. For CEOs, they're 'Heads I win, tails you lose.'" Adds Robert Boldt, who helps invest $140 billion for the California Public Employees' Retirement System: "When options have lots of stretch in them, companies like Monsanto will do whatever it takes to reach the target."

For Vesell and Boldt, the attraction of a tough pay plan is basic: The CEO believes so strongly in his story that he volunteers to give shareholders big gains before taking some of the gravy for himself. Powder-puff plans inspire suspicion, not confidence. Investors worry that the CEO is more interested in gaming the pay system than in outperforming the market.

The big innovation is putting teeth in options in the form of tough performance hurdles. The idea is simple: The CEO must substantially raise the stock price, in a tight time period, before he can make big money. Buffett likes these "out of the money" options as much as he despises many standard plans. He heartily approves of the one for President Alan Spoon at the Washington Post Co., where Buffett is a director and major shareholder.

Plans use all kinds of targets. Some of the best plans demand gains equal to those of the S&P or a basket of similar stocks, minus two things: dividends, and one or two percentage points, for making the CEO put most of his future wealth in a single security. A typical annual hurdle figure is 8% to 10%. Only by reaching or beating the targets does the CEO get to share in the gains.

The plans fall into two categories. Citicorp and Du Pont, for example, favor "performance vesting" options (though, unlike standard options, they have to be expensed). As with standard options, the CEO gains the entire appreciation over the market price for the life of the options. Under Citicorp's 1998 plan for CEO

John Reed and over 50 other executives, that was $121 a share, and Citicorp gave Reed 300,000 options at that price. But there's a catch. Reed and the other executives get to exercise their options--meaning they vest-- only when and if the stock reaches a much higher target price. In Citicorp's case, that's $200. And forget the plush ten-year term. For Citicorp, it's only five. Hence, if Reed were to raise the bank's stock price only 10% per annum, to $194 a share by 2003, he'd forfeit all his options. On the other hand, if he only barely makes it, he gets the entire windfall of $23.7 million. For Reed, it's a real nail-biter. The plan will be rolled into Citigroup stock, after Citicorp merges with Travelers.

For shareholders, the "premium priced" options championed by Monsanto, Transamerica, Ecolab, and Colgate-Palmolive are even better. At Colgate-Palmolive, CEO Reuben Mark received a megagrant of 2.6 million premium-priced options that will replace annual option awards for seven years. Again, the CEO must hit a lofty target price. But once there, he still hasn't made any money. He keeps only the gain above the target price. This year, Monsanto installed an aggressive premium-priced plan covering CEO Robert Shapiro and 31 other executives, who must increase the stock price 50%--from $50.22 on the day of the grant to $75.33 by 2003--before their options are "in the money."

But Shapiro and the other executives have to pay for their options, so they must raise the share price even higher before they can start cashing in. Monsanto allows Shapiro and his lieutenants to plow up to half their salaries over the next two years into options. All elected to participate. Shapiro is spending the maximum, $800,000, on 132,000 options at $6.06 each, half their cost to the company using the Black-Scholes model for valuing stock options. If the stock rises to only $75.33, there is no gain to cover Shapiro's $800,000 investment. He must give shareholders 10.5% returns per annum over five years, driving the share price to $81.39 (the $75.33 strike price plus his $6.06 investment), before he can start making money.

For cocky CEOs, these plans have an edge: even bigger money for super results. That's because they can get far more options, usually in huge blocks every three years or so, than yearly at-the-money grants provide. Later this year, Monsanto will give Shapiro and the other executives a second award with the same $75.33 strike price, though this time he won't have to put up his own money. (Because Monsanto's plan involves premium-priced options, not performance vesting, it doesn't have to expense them.) Since premium-priced options start way "out of the money," their present value is far below that of at-the-money options. Monsanto's premium options run $12.12 each, compared with the $20 or more it estimates for standard ones. In other words, for the same estimated cost to shareholders, Monsanto will be able to hand Shapiro perhaps 70% more options.

Shapiro is using the high-hurdle plan to create a culture that never lets up. Last summer he spun off Monsanto's chemical business to focus on life sciences: breakthrough drugs and revolutionary biotech products for agriculture. Building a whole new industry on genomics to protect crops is a far cry from turning out polyester, and it takes a different kind of manager. "The old culture rewarded longevity," says Shapiro. "I want people with a fanatical, obsessive devotion to moving new products through the pipeline." For Shapiro, at-the-money options lead to a cautious, caretaker management that's "playing defense." Says Shapiro: "I'll take my chances with the shareholders."

For small companies, it's natural to take a big gamble on pay: They can grow a lot faster than big ones, though they can collapse a lot faster too. Just a few years ago, Cooper Cos., a maker of contact lenses and gynecological devices, lay in shambles. Its CEO went to prison for insider trading, and its stock price collapsed, sending its market cap to $30 million. To the rescue came Tom Bender, now 58, an irrepressible veteran of SmithKline Beecham. Surveying the wreckage, Bender quickly decided that plain-vanilla options weren't the solution. "They're meaningless," he snips. To rouse the troops, Bender and the board put in a premium option plan of Olympics-level difficulty.

For the troops as well as himself, Bender set a series of rising stock-price bogeys with very short deadlines. Every time he hit one, a tranche of his 168,000-option grant would move into the money. The first was the toughest: raising the stock price from $11.75 to $16 in six months, a 36% jump. Bender made it. He also hit all the other goals, including the last one: raising the $11.75 price 189%, to $34, by the year 2000. With Cooper now trading at $39.50, Bender rang the bell 19 months early. "We kicked butt all the way up the line!" he boasts. Cooper now has a market cap of $600 million; its revenues are growing at 40% a year.
Premium-priced plans are fine in good or average markets. But what if stocks drop 20% and stay depressed? Most options would wind up underwater, and the premium ones, with the highest strike prices, could gurgle to the bottom. A Bender or Shapiro might perform heroically, raising his stock price 5% a year and beating the S&P, only to see his options drown. "The big danger is that good managers would leave because they aren't getting paid in a bad market," says Dan Ryterband, a consultant with Frederic W. Cook & Co.
Asolution is waiting in the wings: indexing options. The idea is that when the S&P rises or falls, the strike price moves up or down with the index. Says Steve O'Byrne, a consultant with Stern Stewart & Co.: "Indexing isolates the contribution of management from the fluctuations of the market." Right now, just one company has the guts to do it. Believe it or not, Level 3, a telecom startup, boasts the best CEO pay plan in America. Its CEO, James Crowe, already has had one brilliant experience with indexing, at MFS, a local phone company he started in 1989 as a branch of Peter Kiewit Sons', the big construction company in Omaha. Crowe and other executives made fortunes on options, but only after providing investors with returns far above the S&P. In fact, MFS had one of the greatest rides in corporate history. Just three years after it went public, in 1993, Crowe sold it to WorldCom for $14.3 billion.
Crowe is counting on an MFS-style pay plan to power Level 3. His goal: building a fiber-optic network connecting 60 cities. The pay plan can make executives fabulously rich, but only if they way outperform the S&P. The payouts start small, then explode as the stock price outpaces the index. Crowe gets nothing if the index rises 10% and Level 3's stock does the same. Even if he outperforms it by five percentage points, his 1998 options will be worth only $1.55 million in three years. Then the numbers really take off. If Crowe beats the S&P by 15 percentage points, those options rise to $11 million in value. Still, shareholders--who have already rewarded Level 3 with a market cap of $9 billion--love it, because they get to keep the lion's share of the gains.
The battle royal will come with the next long slump. Many CEOs will push to reprice their options, though they never volunteer to make their options more expensive in a bull market. "They will fall back on their situational ethics," promises Warren Buffett. But the CEOs with the grit to stick to premium options, or better still, indexing, will manage better and win shareholders' respect. To pick tomorrow's winners, follow the pay plans.
INSIDE: Becoming CEO? Call him first, page 281... Buried treasure, page 285... The Leading Edge, page 289... Not Eisner's pay stub, page 294... Ask Annie, page 296

COLOR ILLUSTRATION (CEO PAY icon with checkbook graphic PAY TO THE ORDER OF ______) COLOR CHART HOW NEW, HIGH-RISK OPTIONS REWARD ONLY THE STARS TYPE OF OPTION (options vest in three years) --Standard: Strike price remains constant. --Premium priced: Strike price rises 8% annually. --Level 3's plan: Options pay only if company outperforms S&P (chart assumes S&P rises 10% annually). PLANS have equal present values at time of grant. The standard plan pays best after three years of average performance. Company's stock rises 10% annually (Chart not available--bar graph comparing Standard, Premium and Level 3 option plans)

COLOR CHART (See caption above) Modestly beating the market makes the riskier plans begin to pay off. Company's stock rises 15% annually (Chart not available--bar graph comparing Standard, Premium and Level 3 option plans) COLOR CHART (See caption above) Even beating the S&P by seven points earns no extra rewards under the riskier plans. Company's stock rises 17% annually (Chart not available--bar graph comparing Standard, Premium and Level 3 option plans) COLOR CHART (See caption above) Doubling the S&P's return finally triggers extra reward for extra risk. Company's stock rises 20% annually (Chart not available--bar graph comparing Standard, Premium and Level 3 option plans) COLOR CHART (See caption above) Home-run performance multiplies the differences in payoffs. Company's stock rises 25% annually (Chart not available--bar graph comparing Standard, Premium and Level 3 option plans) COLOR PHOTO: PHOTOGRAPH BY ELI REICHMAN James Q. Crowe Level 3 1997 cash compensation: $350,000 Option deal: The best CEO pay plan in America. Crowe's stock options are worthless if he merely matches the S&P's rise. (James Q. Crowe and dog) COLOR PHOTO: JOHN ABBOTT Reuben Mark Colgate-Palmolive 1997 cash compensation: $3.85 million Option deal: Last year the second of his two tough premium plans kicked in. To make money on all his options, he must raise the stock price by over 70%. COLOR PHOTO: MICHAEL L. ABRAMSON Robert Shapiro Monsanto 1997 cash compensation: $1.83 million Option deal: Under an aggressive plan, Shapiro chose to buy options with his own money.

CFO The Magazine for Senior Financial Executives

July 1999

SECTION: Vol. 15, No. 7; Pg. 83-85; ISSN: 8756-7113

RDS-ACC-NO: 02042289

LENGTH: 2423 words

HEADLINE: Pay for Underperformance?

BYLINE: Barr, Stephen

HIGHLIGHT:
Many company shareholders and analysts have begun to question stock
options as an incentive

BODY:

It makes sense to establish higher hurdles for stock option grants. While no one is forecasting the drop of stock options as incentive compensation, analysts and shareholder activists are starting to examine them more critically. The recent burst of option repricing, prompted by the softening stock market, raised eyebrows. Credit Suisse First Boston analysts have just issued a report on the concealed cost of options in the banking industry. In response to the rumblings, certain companies have started to experiment with option plans that have higher payout hurdles for executives. Some established the strike price of options at a premium to the share price at the time of the grant, while others vest sooner if the stock escalates to a certain price. Option plans demand that the shares appreciate before they have any value and can be exercised. However, even these approaches are problematic, because the hurdle price eventually may not represent a substantial gain relative to peers or to the market. The only strategy that totally captures the connection between pay and performance is to index the value of the options against an external benchmark. Article discusses problems with indexed options.

Setting higher hurdles for stock option grants makes sense. But no one wants to be first. By Stephen Barr

IT SEEMS TO BE A LAW OF COMMERCE that no incentive-compensation scheme works as intended for very long. When first introduced, stock options were widely embraced as both good management and good business. Sure, the Financial Accounting Standards Board squawked. But investors believed they had the key to making executives behave like owners. And executives continue to maintain that stock options are a golden carrot to lure talent without actually forking out millions for it.

Then came the epic bull market, which virtually guaranteed gains for option holders, even if the company's stock performance was less than stellar.

No one is predicting the decline of stock options as incentive compensation, but analysts and shareholder activists are beginning to look at them more critically. Last fall's burst of option repricing, spurred by the softening stock market, raised eyebrows. Analysts at Credit Suisse First Boston have just issued a report on the hidden cost of options in the banking industry.

photo omitted

As annual megagrants have become commonplace, even a modest share-price increase can be worth millions. Indeed, large-company CEOs cashed in an estimated average of $13.5 million in options in 1998--up 53 percent from 1997. Rather than drive managers to continuously improve corporate performance, it is argued that in many cases, stock options have enabled these executives to retire to their yachts while their companies lag behind their competitors.

"Executives are reaping the benefits of their option plans even if their company's stock performance is below its peers or the market," remarks Jim Knight, a partner with the Chicago office of SCA Consulting LLC. "What we're seeing is compensation that's driven by how investors see a particular industry or whether the Dow pushes above 10,000, rather than by true improvement in performance."

HIGHER HURDLES In response to the rumblings, some companies have begun to experiment with option plans that have higher payout hurdles for executives. Some set the strike price of options at a premium to the share price at the time of the grant. Others vest sooner if the stock increases to a certain price. Ulike the conventional market-priced options, which are "in the money" as soon as the stock creeps above the grant price, these plans require that the shares appreciate--in some instances, as much as 50 percent--before they have any value and can be exercised. But even these approaches are problematic, because the hurdle price ultimately may not represent a substantial gain relative to peers or to the market. The only approach that fully captures the connection between pay and performance is to index the value of the options against an external benchmark, such as a peer group or a broader market index. Very few companies are willing to do this. Notable among this minority is Broomfield, Colorado-based Level 3 Communications Inc.

The 2,700 employees at the telecommunications start-up, an alternate-access phone carrier, hold options that are indexed to the S&P 500. Referred to as "outperform stock option grants," these awards are worthless if the company's stock performance does not exceed the broader market's, while the ultimate strike price varies based on how much the stock outperforms the index.

"We knew we were wading into untested waters with an index program," says Level 3 CFO Doug Bradbury, "but as we talked to investors, we felt that they wouldn't invest in us unless they thought we could do better than other investments out there."

The program, which took effect when the company went public in April 1998, uses a modified Black-Scholes option-pricing model to assign a value to Level 3's options based on how much the company's stock outperforms the S&P 500. The option-holders take on more risk, because they get nothing if the stock keeps pace with the market index. But they also can obtain a much higher reward as the stock exceeds the index by an increasing amount (see chart, page 85).

"It's much less of a sure thing," concedes Bradbury, especially at a time when the S&P 500 has been averaging gains of more than 20 percent annually. "But we have a strong belief in the prospects of the company, and in our ability to influence how well it does."

YES, BUT Indexing has some very influential fans, including Federal Reserve chairman Alan Greenspan and investor Warren Buffett, as well as corporate-governance and compensation gurus. "As far as I'm concerned, no option program has any credibility unless it's indexed," says Nell Minow, a principal at LENS Inc., a money-managing firm in Washington, D.C. "Otherwise, we're just grading everybody on a curve. These are big boys. They don't need that."

photo omitted

A number of CFOs at companies with traditional stock-option plans concur that indexing such plans links pay to performance in a more direct way. "The spirit and philosophy behind indexing--that executives must do more than just go along for the ride--makes a lot of sense," offers Coors Brewing Co. senior vice president and CFO Tim Wolf.

Like other finance chiefs, Wolf attaches a substantial "but" to the concept. If one company indexes and another doesn't, he says, the company that indexes could be at a very significant disadvantage.

Adds Dell Computer Corp. senior vice president and CFO Tom Meredith: "I'm not against the concept, but unless the companies we compete against go down this path, we would impair our ability to attract talent, and we could lose key people. The quest for talent is brutal, and to the extent that it would add hurdles to attracting talent, I don't know why you would consider it."

THE ACCOUNTING PROBLEM Another obvious problem with indexed options is how to account for them. There is no accounting charge on options whose strike price is fixed. But with indexed options, which have a variable strike price, the difference between the grant price and the exercise price must be recognized as a compensation expense. Although the charge is noncash, it affects reported earnings.

"What keeps companies from indexing is the perception that investors will have a hard time seeing through the accounting charge," says SCA Consulting's Knight.

"People don't like the accounting," observes Timothy Lucas, FASB's director of research and technical activities. FASB's aborted effort in 1994 to apply an accounting charge to all options would have leveled the playing field for all options, he notes.

Indeed, Becton Dickinson and Co. once indexed stock options, but altered its plan in part because of the accounting ramifications. Beginning in 1990, the Franklin Lakes, New Jersey, medical-technology company's top five executives were granted options priced below the market value of the firm's shares if the stock had outperformed the S&P 500 in the previous year (and higher if the stock lagged the benchmark).

Although the strike price was fixed, the company had to show an accounting charge to earnings when it granted options at a discount to the fair-market value of the stock. That changed in 1995, when the company reworked its executive-pay plan. "We don't change the price of the options [depending on relative stock performance], but we give out more or fewer shares," says senior vice president, finance, and CFO Ken Weisshaar.

As for Level 3, on April 23, the company reported a net loss of $105 million in its first-quarter 1999 results. Of that deficit, $18 million was attributed to the compensation expense associated with its indexed-option program. But CFO Bradbury doesn't fear investor fallout. "We took the view that this plan is right for the company and its shareholders, so let's spend time talking about it if we have to," Bradbury explains. And since under FAS 123 the value of traditional stock options must be disclosed in the financial-statement footnotes anyway, he argues, "investors appreciate our more-straightforward approach."

David Barden, a telecom analyst at J.P. Morgan Securities Inc., concurs. "The impact on the income statement is not an issue, because the expenses are noncash and are dwarfed by the company's long-range plans to build a business, he says, than with the S&P 500, he nevertheless has observed that the company's unique option program has influenced management focus on creating value.

THE NEXT WAVE? In the March-April 1999 issue of the Harvard Business Review, Alfred Rappaport, professor emeritus at Northwestern University's Kellogg School of Management and widely hailed as the "father of shareholder valu made his case for indexed options in light of his concern that standard options "reward both superior and subpar performance."

"I kept reading these articles about how executive pay is out of control, but they missed the main point," Rappaport told CFO. "It's not that people are making obscene amounts of money it's that some of them are making money that's not deserved." While Rappaport believes there is genuine interest in the pay plan, he doesn't expect much action soon.

For one thing, no one will take the idea seriously as long as the market climbs steadily upward. "It will be easier to sell once the market cools," he says. "In a bull market, you want to be paid for absolute performance, but in a more stable or bear market, you want to be paid for relative performance."

Rappaport also believes that FASB should level the playing field for indexed options by changing the accounting rules for variable options. Companies that grant indexed options should have the same choice that companies standard options have under FAS 123: they can expense the value if they wish, or fully disclose it in footnotes. (FASB's Lucas doesn't anticipate that the board will take such a step, nor that it will again try to level the playing field by requiring an income charge for all options.)

The third factor that would trigger a move to indexed options, says Rappaport, would be if "a few opinion-leading companies" adopt such a plan. There are no legal or technical reasons why indexing would work only for young, entrepreneurial companies. But it will take a handful of mainline companies, especially under current accounting rules, to make the first move on principle--bemuse indexing is a more appropriate way to link pay to performance.

"There's nothing to preclude an established company from initiating an indexed plan;" Rappaport urges. "And these can be designed in such a way that folks who are near or outperform the index will make more money than they make with standard options. But it requires a leap of faith."

STEPHEN BARR IS SENIOR CONTRIBUTING EDITOR OF CFO.

OPTIONS FOR STOCK OPTIONS

EXERCISE PRICE PEGGED TO: Fair-market value

CHARACTERISTICS: [*] Exercise price = market price on date of grant

ISSUES: [*] Grantee rewarded for improvement in share price,
regardless of reason

[*] Favorable accounting and tax treatment

EXERCISE PRICE PEGGED TO: FMV with hurdles

CHARACTERISTICS: [*] Exercise price = market price on date of grant

[*] Share price has to exceed a hurdle

ISSUES: [*] Favorable accounting and tax treatment

EXERCISE PRICE PEGGED TO: Premium

CHARACTERISTICS: [*] Exercise price > 100% of FMV on date of grant

[*] Management benefits only after share price exceeds exercise
price

ISSUES: [*] Grantee rewarded only if share price exceeds exercise
price

[*] Favorable accounting and tax treatment

EXERCISE PRICE PEGGED TO: Index

CHARACTERISTICS: [*] Exercise price depends on market or peer index

[*] Value realized only if stock outperforms index

ISSUES: [*] Uncertainty in final exercise price may require charge
to
earnings

Source: SCA Consulting
Tough Math

photo omitted

Calculating the value of Level 3 Communications Inc.'s indexed options, says CFO Doug Bradbury, boils down to applying a multiplier based on the magnitude of Level 3's outperformance over the S&P 500 to the dollar value of outperformance. The multiplier is calculated by multiplying the annualized percentage point outperformance by 8/11 (the multiplier is capped at 8 when the spread is 11 points or more). For purposes of this chart, we have assumed that the index grows 10 percent, to $110. This means that Level 3's options are worthless until its stock climbs to $111. And while Company X's conventional options have value even though the stock trails the index, Company Y's become less valuable whew compared with Level 3's, as the telecom's stock performs more strongly.

Level 3 Stock Price	Level 3 Option Value	Company X Stock Price	Company X Option Value	Company Y Stock Price	Company Y Option Value
$110	$0.00	$100	$0	$110	$10
111	0.72	101	1	111	11
114	11.64	104	4	114	14
115	18.18	105	5	115	15
120	72.73	110	10	120	20
$125	$120.00	$115	$15	$125	$25

DOW JONES NEWSWIRES℠

Article 5 of 200

Fed Greenspan Repeats Firms Need To Expense Stk Options

05/03/2002
Dow Jones Capital Markets Report

WASHINGTON -(Dow Jones)- Federal Reserve Chairman Alan **Greenspan** on Friday repeated his call for firms to expense stock **options** , saying firms' failure to do so has inflated earnings and stock prices.

"The seemingly narrow accounting matter of option expensing is, in fact, critically important for the accurate representation of corporate performance," **Greenspan** said in prepared remarks to the 2002 Financial Markets Conference in Atlanta.

"I fear that failure to expense stock option grants has introduced a significant distortion in reported earnings - and one that has grown with the increasing prevalance of this form of compensation," he said.

There was no mention of economic or monetary policy in **Greenspan** 's remarks.

Greenspan 's criticism of the accounting practices firms use for stock **options** has fallen on deaf ears at the White House. The administration opposes any changes in the way **options** are treated on financial statements.

Greenspan cautioned that the "greater risk" is to leave the current system of **options** accounting in place.

"There is a legitimate question as to whether markets see through the current nonexpensing of **options** . If they do, moving to an explicit recognition of option expense in reported earnings will be a nonevent," **Greenspan** said.

"If, however, markets do not fully see through the failure to expense real factor inputs, market values are distorted and real capital resources are being diverted from their most efficient employment. This would be an issue of national concern," he added.

Investors continue to fret about the credibility of financial reporting in the wake of the December collapse of Enron Corp. and more recent revelations about accounting practices at other firms.

Enron (ENRNQ) has acknowledged vastly overstating earnings in financial reports since 1997 and creating off-balance-sheet partnerships to mask its debts.

In an environment where stock prices have been falling, employees may begin to seek cash compensation versus **options** , **Greenspan** said. That, in turn, may spur firms to begin expensing **options** as such expensing is likely to lower a firm's earnings and its stock price.

"One might reasonably expect that in an environment with slower stock price gains, option grants would no longer be so favorably viewed by employees as a substitute for cash," **Greenspan** said.

"Should compensation shift more to cash, the trend in reported earnings growth would decline relative to an earnings trend in which **options** have always been expensed. Such a shift presumably would make option expensing more attractive to the corporation," **Greenspan** said.

Expensing **options** in no way precludes firms from issuing them, but may make them less attractive to employees if firms' stock price suffers as a result, **Greenspan** said.

"To be sure, lower reported earnings as a result of expensing, should it temper stock price increases, could inhibit option issuance," **Greenspan** said.

Greenspan did not take issue with the overall value of stock-option grants, saying if properly constructed they can be "highly effective" in aligning the interests of corporate officers with those of shareholders. But he said stock **options** must be closely tied to firms' performance.

"Grants of stock or **options** in lieu of cash could be used more effectively by tying such grants through time to some measure of the firm's performance relative to a carefully chosen benchmark," he said.

-By Deborah Lagomarsino, Dow Jones Newswires; 202-862-9255; deborah.lagomarsino@dowjones.com

THE WALL STREET JOURNAL.

Article 3 of 36

Shareholder Scoreboard (A Special Report)

—

To Avoid a Tumble, Look
For These Red Flags

—

Pay practices, opaque results can signal trouble ahead
By Alfred **Rappaport**

02/25/2002
The Wall Street Journal
Page B5

LOOKING for winners among the thousands of actively traded stocks on U.S. markets is a daunting task. Even deciding when to sell stocks already owned can be a challenge. But it is possible to make both tasks more manageable by identifying companies with obvious red flags.

Ambiguous business models, opaque financial reports and earnings-expectations games all can signal a company whose stock price is headed for a fall. So can price wars, value-destroying mergers and acquisitions, uneconomic share buybacks and executive-compensation practices that are unfriendly to stockholders.

Avoiding such stocks is only the first step to investment success, of course. It takes detailed, time-consuming analysis to isolate companies with positive prospects that aren't already reflected in their current stock prices.

Ultimately, the only way to become a successful investor is to have a view that is meaningfully different from today's market expectations -- and be right. That means correctly foreseeing shifts in technology, consumer confidence, competitor behavior, regulation and other forces that shape a revised outlook for a company's sales, costs or investments.

It's a tall order. No wonder so many investors rely on mutual funds and other professionally managed portfolios. But for investors willing to put in the work necessary to manage their own portfolios,

I suggest looking for warning signs that offer valuable clues about potentially damaging downward revisions in market expectations. Here are seven red flags that may signal that you should avoid or sell a stock.

1. Ambiguous business models. It seems all too obvious, but it is constantly worth reminding ourselves that we shouldn't invest in a company if we don't know how it makes money.

Recent experience with Internet and technology stocks suggests that even the best investors struggle to understand and value new kinds of businesses. Investors also find companies that shift their business models difficult to analyze. Enron Corp., which moved from selling natural gas to trading energy, is a case in point.

You can't always depend on management to explain its business model. Even when it does, you should be constructively skeptical and assess whether the model makes economic sense. For example, will Amazon.com Inc.'s move from trying to sell everything itself to partnering with brick-and-mortar retailers enable it to develop a sustainable value-creating business?

If a company's business model seems credible, you can then go on to assess whether the expectations embedded in the current stock price represent a buying or selling opportunity.

2. Opaque financial reports. The lethal combination of ambiguous business models and opaque financial reports increases the likelihood that unpleasant surprises lie ahead for investors. Financial reports are opaque when footnotes are too dense to interpret and when companies engage in accounting practices that tend to hype or hide rather than to inform.

The uncritical acceptance of reported earnings is particularly risky in industries that have considerable discretion in how they compute earnings. For example, finance companies can defer showing losses on uncollectable loans by extending repayment schedules or rolling them over into new loans. Astute investors don't wait for companies to write off their uncollectable loans; they look for signs of weaknesses in loan portfolios well in advance.

Companies that engage in particularly aggressive earnings-increasing practices often do so to mask fundamental downturns in their operations. Accounting discretion is no substitute for genuine operating cash flows. Sooner or later, investors figure out the difference and show their displeasure by shrinking the share price.

Reported earnings that are significantly greater than a company's cash flows may also offer an early warning of problems ahead. This was the case for Enron over the past five years. Though overstated earnings played a role, the company was ultimately done in by the cash-devouring combination of rapid growth and low returns.

The lesson is straightforward. A company that grows while earning a rate of return below its cost of capital is a red flag even if it reports impressive earnings.

3. Earnings-expectations games. Wall Street loves playing the earnings-expectations game. Analysts forecast a company's earnings each quarter, often with guidance from management. The process ends up with a consensus estimate. Managers feel compelled to meet the estimate to avoid hurting the stock price.

Companies that skillfully play the quarterly earnings game manage expectations, manage earnings or do both. To manage expectations, they guide analysts to an earnings number that the company can beat. If a company can't meet or beat expectations, then it can either manage expectations downward or manage earnings. It's no coincidence that 78% of companies typically meet or beat consensus earnings estimates, according to Thomson Financial/First Call. Interestingly, 15% beat the consensus by just a penny in last year's third quarter.

Under the circumstances, investors find it very difficult to separate companies that genuinely achieve better-than-expected performance from those that skillfully manage expectations and earnings. Because even credible short-term earnings tell us precious little about a company's long-term cash-generating prospects, the best advice is to quickly exit this game.

Beware of management teams so devoted to the earnings game that they mislead themselves. The smooth progression of reported earnings can hide serious business problems that require urgent managerial attention. Left unattended, these problems inevitably lead to declines in market expectations and the stock price.

4. Price wars. Though stock prices are sensitive to shifts in expectations for volume growth, particularly for highly profitable companies that enjoy significant economies of scale, revisions in selling-price expectations typically have a greater impact. That's why you should try to anticipate price wars before their destructive consequences are reflected in lower stock prices.

Price wars almost invariably break out in commodity business
where companies find it difficult to differentiate their product
their competition other than by price. Add slow growth and e
industry capacity to the mix, and all the ingredients for reduce
investor expectations and share-price erosion are in place.

The personal computer has been a commodity product for a n
of years. In contrast to the double-digit growth rates of the 19
PC sales fell last year for the first time. Dell Computer Corp.,
undisputed low-cost leader, gained market share at the expen
Gateway Inc., Compaq Computer Corp. and others by starting
price war in late 2000. Dell's stock rose 56% in 2001, while
Gateway and Compaq shares fell by 55% and 35%, respectiv
Because it was clear by the start of 1999 that the PC was a
commodity and that market saturation was fast approaching,
at three-year price performance is more revealing. Over that s
Dell stock fell by 26%, while Gateway and Compaq fell by 6
77%, respectively. Be alert: Today's growth businesses may
become tomorrow's price-war combatants. Be particularly wa
about investing in companies that aren't industry leaders.

5. Value-destroying mergers and acquisitions. Here are the sc
facts about mergers and acquisitions. First, a majority of the
work. About two-thirds of all acquisition announcements trig
declines in the buying company's stock price, and the market'
reaction usually corresponds to the buyer's relative stock
performance over the next year. Second, corporate boards rar
vote against the acquisitions that their chief executives endo
Finally, shareholder disapprovals are about as rare as sighting
Halley's Comet. In other words, there is not much of a safety
value-destroying deals.

An acquirer creates value for shareholders only if the expecte
benefits or synergies are greater than the acquisition premiu
offers. Most companies disclose the size of the synergies the
expect. Compare the value of the expected synergies with the
premium. (Tools to help you do this are available on
www.expectationsinvesting.com)

In many cases, even management's often-optimistic synergy
is insufficient to offset the premium. As a result, managemen
guidance unwittingly triggers an immediate, and warranted,
its stock price.

6. Uneconomic share buybacks. Many investors believe that
company announces a share-buyback program, it's automatic

good news and, certainly, no cause for a red flag. After all, in most cases the announcement is greeted by an increase in the stock price. It would, however, be a mistake to accept all buyback announcements as unambiguous positives.

A company should repurchase its shares only when its stock is trading below management's best estimate of value and when no better opportunities to invest in the business are available. When management follows this golden rule, continuing shareholders benefit at the expense of selling shareholders, assuming that management can estimate value better than the market.

But beware of management overconfidence. Managers almost always believe that the shares of their company are undervalued, and they rarely have a full understanding of the expectations embedded in their stock price. History is littered with companies that bought back "undervalued" shares only to see business prospects deteriorate and their stocks plummet.

When companies repurchase shares to manage reported earnings per share at the expense of increasing shareholder value, it's again time to raise the red flags. Many companies -- including prominent ones like Dell and Microsoft Corp. -- buy back shares largely to offset the earnings-per-share dilution from employee stock-option programs. Other companies employ share buybacks to boost earnings per share in the mistaken belief that this creates value. Companies that buy back stock to offset dilution or to increase earnings per share may unwittingly reduce the value of the remaining shares if the stock is overvalued rather than undervalued.

7. Shareholder-unfriendly executive-compensation practices. In the early 1990s, as boards began placing greater weight on shareholder value, they became convinced that the surest way to align the interests of managers with those of shareholders was to make stock **options** a large component of compensation. But as the long-running bull market fueled extraordinary gains for executives in companies with below-average performance as well as those at above-average performers, stock **options** were properly criticized.

Over the past couple of years, a new problem has emerged: Many executives have seen the value of their **options** evaporate as their companies' stock prices have plummeted. This has triggered the challenge of retaining and motivating key people when their stock **options** are hopelessly underwater.

Many boards have responded by granting restricted stock, offering more **options** or lowering the exercise price of existing **options** . These shareholder-unfriendly initiatives rewrite the rules in midstream. They undermine the executive stock-option incentive by turning it into a heads-I-win, tails-I-win arrangement.

Companies are also increasing cash compensation -- salary and bonuses -- to make up in part for the reduced value of stock **options** . This retreat to a pre-1990s compensation approach, with its weak link between pay and performance, can be bad news for shareholders.

If these changes in compensation were confined to relatively few companies, it would easy to red-flag them. Unfortunately, they are commonplace.

I would red-flag companies that have reverted to cash compensation and that also have poison pills and other antitakeover measures in place. These companies not only lack shareholder-oriented compensation schemes, but also are run by entrenched managers protected from the market for corporate control.

Look for the first few companies that adopt indexed option programs, which link exercise prices to movements in either an industry index or a broader market index like Standard & Poor's 500. These programs align the interests of managers and shareholders seeking superior returns in bull and bear markets alike. Indexed option programs have the support of a growing chorus of institutional investors, but management continues to view them as too risky an incentive.

Alfred **Rappaport** , Leonard Spacek professor emeritus at J.L. Kellogg Graduate School of Management, Northwestern University, Evanston, Ill., conceived the Shareholder Scoreboard. He is shareholder-value adviser to L.E.K. Consulting LLC, an international business growth-strategy consulting firm that performed the calculations for this special section. Dr. **Rappaport** is co-author with Michael J. Mauboussin of "Expectations Investing: Reading Stock Prices for Better Returns," published by Harvard Business School Press in September 2001. He lives in La Jolla, Calif.

Journal Link: read more of Mr. **Rappaport** 's advice on successful investing, in the Online Journal at WSJ.com/JournalLinks.

Return to Headlines

Cooley Godward LLP

ATTORNEYS AT LAW

Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA
94306-2155
Main 650 843-5000
Fax 650 849-7400

www.cooley.com

ERIC C. JENSEN

Broomfield, CO
720 566-4000
Reston, VA
703 456-8000
San Diego, CA
858 550-6000
San Francisco, CA
415 693-2000

March 31, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Siebel Systems, Inc. -- Stockholder Proposal of Amalgamated Bank of New York LongView Collective Investment Fund

Ladies and Gentlemen:

On behalf of Siebel Systems, Inc., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby supplement our earlier letter dated February 19, 2003 relating to a shareholder proposal (the "Proposal") submitted by the Amalgamated Bank of New York LongView Collective Investment Fund (the "Proponent"). In that letter, we requested confirmation that the staff (the "Staff") of the U.S. Securities and Exchange Commission would not recommend enforcement action if, in reliance upon Rule 14a-8(i), the Company omitted the Proposal from the proxy statement and form of proxy (the "Proxy Materials") to be distributed in connection with the Company's 2003 Annual Meeting of Stockholders. By letter to the Staff dated March 11, 2003 (the "Proponent's Letter"), the Proponent responded to the Company's letter. This letter responds to the Proponent's Letter.

Pursuant to Rule 14a-8(j), we have enclosed six copies of this letter and are providing the Proponent with a copy of this letter. We have also enclosed an additional copy of this letter, which we would appreciate having file stamped and returned to us in the enclosed, pre-paid envelope.

A. Rule 14a-8(i)(11) (duplication)

With respect to the differences between the Proposal and the proposal provided by the College Retirement Equities Fund (the "CREF Proposal"), we submit that the "principal thrust" of the Proposal is subsumed within the more expansive CREF Proposal. It is irrelevant that the CREF Proposal is more expansive; what is important for the purposes of Rule 14a-8(i)(11) is whether the subject matter of the Proposal is included in the CREF Proposal, which it is. With respect to the Proponent's particular points, we note the following:

-By letter dated March 5, 2003, CREF has offered to revise its proposal so that it is limited to "senior executives," just like the Proposal.

-As stated in our letter of February 19, 2003, CREF Proposal clearly covers performance-based options, which is the subject matter of the Proposal.

AT&T & PG&E No-Action Letters

The proponent cites the *AT&T Corp.* ("*AT&T*") (January 24, 1997) no-action letter as "illustrative" of the current situation. As the Proponent points out, the proposals at issue in the *AT&T* letter were quite distinct from one another. The first requested the discontinuance of "options, rights and stock appreciation rights," while the second sought to tie executive salaries to the company's stock price. That is quite different from the situation here, where both the Proponent's proposal and the CREF Proposal effectively request that stock-options for senior executives be performance-based. Thus, we do not believe the *AT&T* letter is illustrative of the instant case.

Similarly, as noted by the Proponent, the proposals at issue in the *Pacific Gas & Electric* (February 1, 1993) no-action letter dealt with three distinct areas of executive compensation. As noted above, the Proposal only deals with a matter that is already addressed in the CREF Proposal—performance-based stock options for senior executives.

Centerior No-Action Letter

We respectfully submit that the distinction the Proponent attempts to draw with respect to the *Centerior Energy Corp.* (*"Centerior")* (February 27, 1995) no-action letter is irrelevant. In *Centerior* the principal thrust of each of the proposals excludible under Rule 14a-8(c)(11) was already covered by the proposal the SEC would not permit to be excluded, even though that proposal was broader than each of the excludible proposals in certain respects. Similarly, in the instant case, the principal thrust of the Proposal, *i.e.*, performance-based stock options for senior executives, is already addressed by the CREF Proposal, despite the fact that the CREF Proposal is broader than the Proposal.

For the reasons stated above and in our letter of February 19, 2003, we respectfully request that the Staff not recommend enforcement action if, in reliance upon Rule 14a-8(i), the Company excludes the Proposal and the Supporting Statement from the Proxy Materials.

* * * * *

Cooley Godward LLP

If the Staff has any questions with respect to the foregoing, or if the Staff is unable to
the Company's view that it may exclude the Proposal from its proxy materials in relati
Annual Meeting, please contact the undersigned or Keith Pisaní at (650) 843-5000.

Very truly yours,

Cooley Godward LLP

Eric C. Jensen

cc: Cornish F. Hitchcock, Esq.
Jeffrey T. Amann, Esq.
Siebel Systems, Inc.

395501 v1/HN
8H6501!.DOC



SIEBEL SYSTEMS, INC.
2207 BRIDGEPOINTE PARKWAY
SAN MATEO CA 94404

PHONE (650) 295-5000
FAX (650) 295-5111
www.siebel.com

February 12, 2003

VIA FACSIMILE AND DHL

Cornish F. Hitchcock
Attorney at Law
1100 17th Street, N.W., 10th Floor
Washington, DC 20036
Ph: (202) 974-5111
Fax: (202) 331-9680

Re: Stockholder Proposal Submitted on Behalf of Amalgamated Bank

Dear Mr. Hitchcock:

Thank you for your time and willingness to discuss the stockholder proposal that you submitted to Siebel Systems, Inc. (the "Company") on behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"). You have asked for written information regarding the Company's practices regarding stock options. We trust that this information will lead to the withdrawal of the Fund's proposal.

As noted in our discussion, the Company has long believed in broad employee stock ownership, and stock options have been a significant component of its compensation to its employees. While the Company does not necessarily believe that it is in the best interests of its stockholders to adopt a performance-based option policy such as the one the Fund has proposed, in light of the economic decline in the information technology industry in the last few years, the Company has significantly realigned its business and restructured its equity and other compensation programs to serve the best interests of its stockholders. These actions included:

1. In 2002, the Company adjusted its compensation structure to reduce the guidelines regarding the number of stock options issued to new employees by 50%.

2. In September 2002, the Company completed a stock option exchange program under which approximately 28 million shares underlying employee stock options were cancelled and participating employees received stock or cash in exchange (the "Exchange Program").

3. In January 2003, the Company cancelled approximately 26 million shares subject to stock options held by its Chairman and CEO, Thomas M. Siebel, at his request. These stock options represented all options that had been granted to Mr. Siebel during the past four years, including all options granted to him from October 1998 through October 2001 (the date of his last option grant).

As a result of the cancellation of Mr. Siebel's options, the Exchange Program and the other actions described above and workforce reductions and reduced levels of hiring in 2002, net potential dilution to existing stockholders in 2002, calculated as if all actions had occurred in 2002, was reduced by approximately 19%. Net potential dilution is calculated as the stock options cancelled, less shares of common stock issued under the Exchange Program in exchange for the stock options, divided by the number of shares of common stock outstanding on December 31, 2001.

We believe that these actions—and our ongoing efforts to review compensation practices and reduce the number of outstanding stock options relative to the total number of outstanding shares—will continue to better align the interest of our employees and management with the interests of our stockholders.

This letter and its contents are intended for the benefit of the Fund only and may not be disclosed to any third party without our prior written consent. If you have any questions with respect to the foregoing or would like to discuss this any further, please feel free to call me at (650) 477-5764.

Very truly yours,

Kimberley E. Henningsen
Senior Corporate Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PR



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2000

Don A. Jensen
Vice President and Secretary
Sprint Corporation
P.O. Box 11315
Kansas City, MO 64112-0315

Act	1934
Section	
Rule	14A-8
Public Availability	2-1-00

Re: Sprint Corporation
Incoming letter dated December 13, 1999

Dear Mr. Jensen:

This is in response to your letter dated December 13, 1999 concerning the shareholder proposal submitted to Sprint by the National Electrical Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Catherine T. Dixon
Chief Counsel

Enclosures

cc: Edwin D. Hill
Secretary
National Electrical Benefit Fund
1125 15th Street, N.W.
Washington, D.C. 20005

February 1, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sprint Corporation
Incoming letter dated December 13, 1999

The proposal requests that the board seek shareholder approval for all present and future executive officer change-of-control compensatory arrangements.

There appears to be some basis for your view that Sprint may exclude the National Electrical Benefit Fund proposal under rule 14a-8(i)(11) as substantially duplicative of the previously submitted Speight proposal, which will be included in Sprint's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Sprint omits the National Electrical Benefit Fund proposal from its proxy materials in reliance on that rule.

Sincerely,

Carolyn Sherman
Special Counsel



Don A. Jensen
Vice President and Secretary

P.O. Box 11315
Kansas City, MO 64112-0315
Voice 913 624 3326
Fax 913 624 8233


SEC MAIL PROCESSING
RECEIVED
DEC 14 1999
354
WASH. DC SECTION

December 13, 1999

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Attn: Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Rule 14a-8(i)(11)

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, Sprint Corporation ("Sprint") hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2000 Annual Meeting of Stockholders (the "2000 Proxy Statement") a proposal (the "Proposal") submitted by the Board of Trustees of the National Electrical Benefit Fund (the "Proponent") by a letter received on November 17, 1999.

It is our belief that the Proposal may properly be omitted from the 2000 Proxy Statement under Rule 14a-8(i), subsection (11). Accordingly, we wish to inform the staff (the "Staff") of the Securities and Exchange Commission (and by a copy of this letter the Proponent) of this intended omission and to explain the reasons for our position. We are enclosing six copies of this letter, with enclosures.

Background. On November 11, 1999, Sprint received a proposal from George Speight (the "First Proposal"). That proposal called for the Sprint board of directors to "adopt a policy against making any future compensation awards to the officers and directors of [Sprint] which are contingent on a change in control of the corporation unless such compensation awards are submitted to a vote of the shareholders and approved by a majority of the votes cast." The First Proposal is attached as exhibit 1.

On November 17, 1999, Sprint received the Proposal. The Proposal urges Sprint's board of directors "to seek shareholder approval for all present and future executive officer severance pay agreements." The Proposal is attached as exhibit 2.

Rule 14a-8(i)(11). Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it substantially duplicates another proposal previously submitted to a company by another proponent that will be included in the company's proxy materials for the same meeting.

In considering whether proposals are substantially duplicative, the Staff has consistently taken the position that proposals need not be identical in scope to be considered substantially duplicative. Rather, the Staff has considered whether the principal thrust, or focus, of the proposals is the same. If so, the Staff has permitted the omission of proposals that differ somewhat as to terms and scope.

For example, in Pacific Gas & Electric Company (February 1, 1993) a proposal to tie total compensation of the chief executive officer to the company's performance as measured by ten-year average earnings per share and dividends per share was substantially duplicative of a proposal to tie non-salary compensation of management to four specified performance indicators. See also Pinnacle West Capital Corporation (March 16, 1993) in which a proposal to tie any bonuses to the amount of dividends paid to shareholders was substantially duplicative of a proposal to cease all bonuses until a dividend of at least $1 per share is paid; and American Electric Power Company (December 22, 1993) where a proposal to establish a salary ceiling for executive officers and directors at two times the salary provided to the President of the United States was substantially duplicative of a proposal to limit such compensation to 150% of the salary provided to the President of the United States.

The Proposal is substantially duplicative of the First Proposal. The principal focus of each proposal is for Sprint's shareholders to approve arrangements commonly called "golden parachutes." Both supporting statements focus on the amounts that may be received under these arrangements by certain Sprint executive officers in connection with Sprint's proposed merger with MCI WorldCom, Inc. The essential subject matter of the proposals is identical and accordingly, the proposals do not set forth materially different issues for consideration and vote by Sprint's stockholders.

Conclusion. Because the Proposal is substantially duplicative of the First Proposal, which will be included in the 2000 Proxy Statement, we believe that Sprint may omit the Proposal under Rule 14a-8(i)(11). We, therefore, hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from Sprint's 2000 Proxy Statement. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of Sprint's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. If you have any questions regarding any aspect of this request, please feel free to call the undersigned, collect, at (913) 624-3326.

Please acknowledge receipt of this letter and its enclosures by stamping the receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Don A. Jensen

DAJ: jd

Enclosures
cc: Mr. Edwin D. Hill
National Electrical Benefit Fund
1125 15th Street, N.W.
Washington, D.C. 20005

RECEIVED

NOV 11 1999

November 9, 1999

Mr. Don A. Jensen
Vice President and Secretary
Sprint Corporation
2330 Shawnee Mission Parkway
Westwood, Kansas 66205

Dear Mr. Jensen:

Pursuant to my rights under rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations, I hereby submit the enclosed shareholder proposal for inclusion in the Sprint Corporation proxy statement for the 2000 annual meeting.

I am the owner of shares of Sprint Corporation common stock having a market value in excess of $2,000 which have been held for over a year from this date. I intend to hold my Sprint Corporation stock through the date of the 2000 annual meeting of shareholders. I, or a designated representative, will present the proposal for consideration at the annual meeting of shareholders.

Sincerely,

George Speight
3959 Cordiality Church Road
Nashville, North Carolina 27856

Enclosure

Shareholder Proposal

Resolved, that Sprint Corporation Board of Directors should adopt a policy against making any future compensation awards to the officers and directors of this Corporation, which are contingent on a change of control of the corporation, unless such compensation awards are submitted to a vote of the shareholders and approved by a majority of the votes cast.

Statement of Support

Golden parachutes are lucrative compensation awards, which are provided to senior executives and made contingent upon a change of control. In the case of Sprint, a change in control occurs if someone acquires 20% or more of the outstanding voting stock, or if there is a change of a majority of the directors within a two year period.

Golden parachutes have been provided for Messrs. Esrey, Forsee, Krause and LeMay, but none of these golden parachutes have the approval of the shareholders. The amounts to be paid out would be calculated by computing an amount equal to approximately three times the sum of the annual salary, short-term incentive compensation, and long-term incentive compensation, which includes the value of stock option awards.

We believe that these golden parachutes are excessive. In the case of the planned merger with MCI WorldCom, the Wall Street Journal has reported on October 6, 1999, that CEO William Esrey "could walk away with a stunning $690.1 million" if he decides to leave rather than stay on as chairman of the merged company.

This truly astronomical payout would apparently result from the huge grant of stock options that have been given to Mr. Esrey in the past. On the basis of the information presented in past Sprint proxy statements, it appears that the stock options that were granted to Mr. Esrey in 1997 and 1998 alone are worth approximately $390 million as this is written. This sum will grow to approximately $450 million, at the price MCI WorldCom has agreed to pay for Sprint, if the merger is completed and all the outstanding options vest.

Reflecting on Mr. Esrey's overall compensation package, including his stock option awards, executive compensation consultant Graef Crystal has concluded that "he is grossly overpaid." As he was quoted saying in the Kansas City Star on April 11, 1999, "only 3% of chief executives among the 1,568 public companies I surveyed were more overpaid than he was."

In our view, the grossly excessive nature of the Esrey golden parachute demonstrates the importance of adopting a corporate policy, which would require shareholder approval for any golden parachutes that may be proposed. Please vote for this proposal.

NEBF Trustees



NATIONAL ELECTRICAL BENEFIT FUND

1125 15th Street, N.W.
Washington, D.C. 20005

November 17, 1999

VIA FAX AND U.S. MAIL

Mr. William T. Esrey
Chairman of the Board & CEO
Sprint Corporation
2330 Shawn Mission Parkway
Westwood, KS 66205

Dear Mr. Esrey:

On behalf of the Board of Trustees of the National Electrical Benefit Fund (NEBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Sprint Corporation's proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2000. The proposal relates to **Golden Parachutes** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 130,000 shares of Sprint Corporation's common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Edwin D. Hill
Secretary

EDH/yyl
Enclosure

FORM 640 REV. 4/97

11/17/99 WED 14:15 [TX/RX NO 8363]

SPRINT
SHAREHOLDER PROPOSAL
REGARDING
"GOLDEN PARACHUTES"

BE IT RESOLVED: That the Shareholders of Sprint ("Company") urge the Board of Directors to seek shareholder approval for all present and future executive officer severance pay agreements.

SUPPORTING STATEMENT

Senior executive severance or termination pay agreements, commonly referred to as "golden parachutes," have contributed to the public and shareholder perception that many senior executive officers of major companies are more concerned with their own personal interests than their broad responsibilities to the company they are empowered to lead. The disdain expressed for those who benefit from these generous compensation plans is particularly high when the compensation awards come in the context of a corporate change of control that may also result in the dilution of shareholder value.

A recent research report by London-based economic advisor Smithers & Co. recalculated the profits of the 100 largest U.S. companies by adjusting for the value of their executives' stock options. The study found that 11 firms went from profit to loss, and another 13 had their profits cut in half. In addition, the Investor Responsibility Research Center has found the average potential dilution of shareholder value from stock option plans is 9.2% for S&P 500 companies.

Executive Officers Esrey, LeMay, Forsee, and Krause have employment severance contracts that would guarantee them almost $1 billion all together. We estimate that Esrey and LeMay would receive at least $470 million and $200 million respectively from their employment contracts. Esrey said in a recent interview that he saw no reason to consider a merger. Specifically, he said, **"If I thought we needed something we didn't have, we would consider going and getting it, or even consider a merger. But I don't know what that is. We are very comfortable where we are."**

According to Sprint's latest proxy filed with the Securities and Exchange Commission, Esrey's tock options are automatically vested in the event of a change in control of the company. Presently, less than $100 million of his options are vested. Thus, if the merger is approved, Esrey would immediately vest in the rest of his $435 million in options plus receive another $35 million in cash severance and restricted shares.

Is this merger in the best interest of the shareholders or is it in the best interest of Esrey?

We believe Esrey and the rest of the executive officers' golden parachutes are an egregious act of pure greed. What does this mean for the future of our company? It is evident that Esrey and his executive officers are more interested in lining their pockets with gold now, rather than setting the foundation for long-term shareholder growth.

We urge all shareholders to VOTE "FOR" this proposal urging the Board to allow shareholders an opportunity to evaluate the merits of executive officer severance agreements before such generous benefits are granted.

WE URGE YOU TO VOTE FOR THIS PROPOSAL

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PR



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

March 20, 2001

Mary Ann Frantz
Miller Nash LLP
3500 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, OR 97204-3699

Act 1934
Section
Rule 14A-8
Public Availability 3-20-2001

Re: Willamette Industries, Inc.
Incoming letter dated January 25, 2001

Dear Ms. Frantz:

This is in response to your letter dated January 25, 2001 concerning the shareholder proposal submitted to Willamette by David L. Johnson. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: David L. Johnson
426 White Oak Lane
Natchitoches, LA 71457

March 20, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Willamette Industries, Inc.
Incoming letter dated January 25, 2001

The proposal provides that the board of directors shall create an independent committee to prepare a report of Willamette's environmental problems and efforts to resolve them, including an estimate of worst case financial exposure due to environmental issues for the next ten years as well as other matters specified in the proposal.

There appears to be some basis for your view that Willamette may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Willamette omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Willamette relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor



Miller Nash LLP
3500 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, OR 97204-3699
(503) 224-5858
(503) 224-0155 fax

4400 Two Union Square
601 Union Street
Seattle, WA 98101-2352
(206) 622-8484
(206) 622-7485 fax

1100 Riverview Tower
900 Washington Street
Post Office Box 694
Vancouver, WA 98666-0694
(360) 699-4771
(360) 694-6413 fax

Mary Ann Frantz
frantz@millernash.com
(503) 205-2552 direct line

January 25, 2001

VIA FEDERAL EXPRESS


RECEIVED
JAN 26 20
310
WASH. D.C.
SECTION
PROCESSING

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Willamette Industries, Inc.
File No. 1-12545
Shareholder Proposal of David L. Johnson

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we enclose on behalf of our client, Willamette Industries, Inc. (the "Company"), six (6) copies of this letter and a proposal and supporting statement that have been submitted to the Company for inclusion in the Company's proxy materials relating to its 2001 annual meeting of shareholders. This proposal was submitted to the Company by David L. Johnson (the "Proponent"). The proposal relates to "a report to shareholders on the Company's environmental problems and efforts to resolve them."

The Company intends to omit the Proponent's proposal and supporting statement from its proxy materials pursuant to Rules 14a-8(i)(7), 14a-8(i)(10), 14a-8(i)(6), and 14a-8(i)(3) under the Exchange Act. Rule 14a-8(i)(7) authorizes the omission of a proposal if it "deals with a matter relating to the company's ordinary business operations"; Rule 14a- 8(i)(10) authorizes the omission of a proposal if it has been substantially implemented; Rule 14a-8(i)(6) authorizes the omission of a proposal "if the company . . . lack[s] the power . . . to implement the proposal"; and Rule 14a-8(i)(3) authorizes the omission of a proposal if it is vague and misleading.



Bases for Exclusion

1. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Relates to the Company's Ordinary Business Operations.

The proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with compliance with federal, state, and local environmental laws and regulations, a matter that relates to the Company's ordinary business operations.

A. Excludability Under Rule 14a-8(i)(7).

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." Rule 14a-8(i)(7) is intended to exclude proposals that "involve business matters that are mundane in nature and do not involve any substantial policy or other considerations." Exchange Act Release No. 12,999 (Nov. 22, 1976). As explained by the SEC, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decision on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. Exchange Act Release No. 40-018 (May 21, 1998).

B. Compliance with Environmental Regulations.

The Proponent's proposal is directed at what, over the years, has become a significant part of the ordinary business operations of a forest products company. The proposal embodies a request that the Board of Directors of the Company prepare each year an extremely



detailed and technical report on the Company's ongoing, day-to-day environmental protection and pollution-control activities. The proposal requests that the report set forth the following:

- the major challenges at Willamette facilities to comply with environmental regulations,
- an explanation of assessed fines due to noncompliance with environmental regulations,
- an assessment of any management culpability or responsibility for the fines as addressed by regulatory agencies,
- an estimate of worst case financial exposure due to environmental issues for the next ten years,
- an evaluation of company efforts to:
  - reduce pollution by such methods as changes in management or operational systems, new capital expenditures, and application of new technologies, and
  - involve employees, community organizations, and environmental groups in efforts to safeguard health and safety.

For many years, the Company's activities have been regulated by federal, state, and local regulations in the environmental and safety areas. Compliance with those laws and regulations are a part of the day-to-day business of the Company as it endeavors to operate its facilities in a clean, safe, efficient, and environmentally acceptable manner. The Company has a substantial staff devoted exclusively to the environmental component of its legal compliance program. This program includes the generation of literally hundreds of publicly available reports required by the environmental laws and regulations that apply to the Company's daily operations. The program also involves stringent oversight of and improvements to the Company's environmental practices.

In numerous other instances the SEC staff has concluded that proposals related to compliance with governmental statutes and regulations involve ordinary business and therefore are excludable pursuant to Rule 14a-8(i)(7). In Duke Power Company ("Duke Power") (February 1, 1988), for example, the SEC staff concurred that a proposal requiring an annual report detailing Duke Power's environmental protection and pollution control activities could be omitted from its proxy statement on Rule 14a-8(i)(7) grounds because compliance with government environmental regulations was considered part of Duke Power's ordinary business operations. This conclusion has been reached even when the subject matter of the report in question related to legal compliance issues. For example, in Allstate Corporation (February 16,



1999), despite the subject matter of the report, the SEC staff concluded that the proposal did not raise significant policy considerations and did relate to Allstate's ordinary business activities even though the proposal concerned the creation of an independent committee to prepare a report on alleged illegal activity by Allstate, other state actions against Allstate, and recommendations to control costs of actions. The SEC staff should not be distracted by the Proponent's references to the recent consent decree negotiated by the Company (which has been reported) and instead should focus on the fact that the Proponent is requesting a report concerning the Company's environmental legal compliance program, a matter which is part of the Company's ordinary business operations.

The Proponent's proposal also seeks to "micro-manage" the Company's environmental program by probing deeply into the often technical as well as economic challenges that may hamper the Company's ability to meet its environmental objectives. The relevant environmental regulations are extremely complex and their actual application to a company's operations confuse many people. The average shareholder, who presumably lacks advanced training in environmental regulation and compliance issues, would have difficulty evaluating the scientific data associated with compliance with environmental laws and regulations and the suitability of relevant equipment and technologies designed to assist in that goal. The Company, as a responsible corporate citizen, recognizes the highly technical and scientific nature of this field and employs a team of highly trained specialists to assist it with its environmental compliance. Meaningful decisions can not be made using a "translation" of this data in terms understood by the average shareholder.

C. Supervision and Accountability of Employees.

The Proponent's proposal also seeks to encroach upon the Company's relations with its employees by "increas[ing] management accountability" and assessing any "management responsibility" for any fines imposed for noncompliance with environmental laws and regulations. There are no limits on the reach of this aspect of the proposal – it applies to all management, regardless of the individual's position in the Company. As highlighted above, management of the workforce falls squarely within one of the two central themes of the ordinary business exclusion. The SEC staff has consistently concluded that "employment policies and practices with respect to . . . [the] non-executive workforce [are] uniquely matters relating to the conduct of the company's ordinary business operations." See, e.g., United Technologies Company (February 19, 1993) and Unisys Corporation (February 19, 1993).

D. The Proposal Does not Raise Significant Social Policy Issues Directly Tied to the Company's Operations Under the "Ordinary Business" Rule Analysis.

Despite the environmental theme and cursory references to "safeguard[ing] health and safety," the proposal does not address significant social policy concerns. Instead, it focuses on the financial consequences of a failure by the Company to comply with environmental laws and regulations. In the past, the SEC staff has distinguished between proposals concerning matters relating to environmental reporting on "ordinary business" grounds, see, e.g., Duke Power (February 1, 1988) and Carolina Power and Light Company (March 30, 1988) (concerning a report addressing Carolina Power and Light Company's releases of hazardous waste and its practices to control and manage such releases) and those that addressed significant social policy concerns, such as R.R. Donnelly & Sons Company (January 26, 1993) (concerning the adoption of the CERES Principles) and Exxon Corp. (March 18, 1999) (concerning the creation of a committee of outside directors to review and report on Exxon's contribution to global warming and recommend changes to Exxon's policies and practices to reduce carbon dioxide emissions).

Unlike the above referenced proposals that raise significant policy considerations, the Proponent's proposal does not seek to transform the Company's environmental practices; rather, it seeks to highlight the Company's environmental compliance problems, identify responsible individuals, and consider the impact of future fines for non-compliance with environmental laws and regulations on the Company's earnings, all of which are connected to the day-to-day operations of the Company's plants and facilities. None of these issues raise significant policy considerations nor are they a topic of widespread public debate. The proposal is concerned with the financial impact on the Company's earnings and the value of its shares, both of which are matters associated with the daily operation of the Company. Accordingly, the proposal may be properly omitted under Rule 14a-8(i)(7).

2. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented by the Company.

The proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the proposal.

A. Excludability Under Rule 14a-8(i)(10).

A company need not implement a proposal word-for-word to rely on Rule 14a-8(i)(10). SEC Exchange Act Release No. 20,091 (August 16, 1983). The Company provides the majority of the requested information in legally mandated and voluntary disclosures. Any information requested by the proposal not covered by such disclosures concerns the Company's ordinary business operations or proprietary information.

B. Disclosures Under the Exchange Act.

Item 103 of Regulation S-K requires disclosure of administrative and judicial proceedings dealing with environmental matters. Such disclosure must be made if: (1) the proceeding is material to the business or financial condition of the Company; (2) the proceeding involves a claim for damages or potentially involves monetary damages exceeding 10 percent of the Company's or a subsidiary's consolidated current assets; or (3) a governmental authority is a party to the proceeding and the monetary sanctions are likely to be $100,000 or more. Item 303



of Regulation S-K requires a Management's Discussion and Analysis in which companies are required to disclose known future uncertainties and trends that may materially affect financial performance. The Company's Exchange Act reports include the disclosure required by Items 103 and 303 of Regulation S-K. In addition, the Company's Form 10-K reports, such as the one filed for the fiscal year ended December 31, 1999, attached hereto as Exhibit A, provide under Item 7 summaries of the federal, state, and local regulations governing the Company's emission of various substances and its compliance with such regulations. In essence, the Proponent's proposal requests that the Board of Directors of the Company produce an additional report on activities that the Company is already obligated to report on under the requirements of the Exchange Act. In the past, the SEC staff has concurred that such duplicative reporting is unnecessary when the subject matter of the additional report concerns a matter of ordinary business, which, as discussed above, the requested report does. See e.g., Eastman Kodak Company (February 1, 1991) (concluding that a proposal requiring disclosure of information contained in SEC disclosures is moot), and Johnson Controls, Inc. (October 26, 1999) (concerning the presentation of financial statements in reports to shareholders).

C. Disclosures Pursuant to Environmental Laws and Regulations.

In order to comply with federal, state, and local environmental laws and regulations, the Company must record and report on much of its activities. For example, to comply with laws and regulations relating to air emission and water discharges, the Company must report to governmental authorities on the levels of emissions discharged into the air or into water from all manufacturing facilities. Similarly, before any trees may be harvested, the Company must file a plan with the state forestry department detailing the location to be harvested, the equipment to be used, and the protective methods that will be implemented to protect the surrounding forest. From these publicly available reports, one could easily discover information requested by the Proponent, such as why a particular fine was imposed.

D. Disclosures Pursuant to Generally Accepted Accounting Principles.

The Company's annual reports to shareholders and the notes to its financial statements discuss in great detail the regulatory acts that govern the Company in the environmental arena. As required for all registrants under the Exchange Act, the Company utilizes generally accepted accounting principles (GAAP) in preparing its financial statements. In accordance with GAAP, the Company creates reserves for all likely contingent liabilities, including anticipated regulatory fines. The report requested by the Proponent goes well beyond the forward looking reserves created under GAAP and seeks predictions about future regulatory actions which, at this time, may not even be contemplated or feasible. As demonstrated by its 1999 Annual Report to Shareholders (the "1999 Annual Report"), attached hereto as Exhibit B, the Company ensures that its shareholders are informed of these anticipated costs in an appropriate manner.

E. Voluntary Disclosures in the Company's Annual Report.

The Company voluntarily discloses additional information in its annual reports to shareholders. As detailed in its 1999 Annual Report, the Company participates in the Sustainable Forestry Initiative Program, has developed a written environmental policy program, has hired a Vice President for Environmental Affairs, and has formed a Corporate Compliance Committee. Similar to the proposed committee of "outside" independent directors, the Corporate Compliance Committee is responsible for implementing the Company's environmental policies and procedures and reports to the board of directors annually on how the program is functioning. In addition, designated managers throughout the Company are responsible for conducting operations in a way that minimizes environmental damage and maximizes environmental protection. Engineers, legislative analysts, and personnel from various departments are responsible and accountable for the Company's environmental performance.

In short, the Company believes that it has already substantially implemented the Proponent's proposal through mandatory and voluntary public reporting and the development of an internal network of staff who are accountable for the Company's environmental performance. There is precedent for concluding that the proposal has been substantially implemented because of existing practices. In International Business Machines Corporation (January 31, 1994), for example, the SEC staff concluded that a proposal requiring the company to adopt an environmental policy was moot because of the company's existing practices. Therefore, the proposal properly may be omitted under Rule 14a-8(i)(10).

3. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because it Is Beyond the Company's Power to Implement the Proposal.

The proposal may be omitted pursuant to Rule 14a-8(i)(6) because the Company lacks the ability to implement the requested proposal to publish financial predictions concerning future fines for noncompliance with environmental laws and regulations.

The report requested by the Proponent asks for an estimate of the worst case financial exposure due to environmental issues for the next ten years. In effect, the proposal asks the Company to quantify an uncertainty. The Company has no means to accurately predict what its financial exposure will be for the next ten years for noncompliance with environmental regulations, because the regulations themselves are evolving nearly as rapidly as the technologies available to measure or capture contaminants discharged by companies. In common with most large manufacturing companies, the Company would like to be able to predict that it will have no future financial liabilities for environmental noncompliance. However, other than the projections reflected by established reserves set out in its financial statements, the Company has no way of responsibly complying with the Proponent's request. Additionally, as mentioned in 2(D) above, the proposal requests the disclosure of information which is inconsistent with GAAP. Accordingly, if the Company is required to prepare the requested report, it would expose the Company to allegations that its financial reports are inaccurate or misleading. As the Company is obligated under the Exchange Act and related regulations to use GAAP and ensure that there is a reasonable basis for all forward looking statements, it is beyond the Company's power to implement the proposal and it may be omitted under Rule 14a-8(i)(6).

4. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Vague and Misleading.

Lastly, the Company believes that the Proponent's proposal may properly be omitted from its proxy materials under Rule 14a-8(i)(3) as vague and misleading.

The proposal seeks a report setting forth, among other things, "major challenges at Willamette facilities with environmental regulations," "an assessment of management culpability or responsibility for the fines," an "estimate of worst case financial exposure due to environmental issues for the next ten years," and an "evaluation of efforts to reduce pollution through changes in management, new capital expenditures, and the application of new technologies." The requested report's scope is extremely broad and receipt of such a report is likely to leave the Company's shareholders at a loss as to how to respond to it, particularly as the proposal lacks any description of the intended use by the shareholders of the information to be set out in the report.

Rule 14a-8(i)(3) allows a company to exclude proposals that contain false or misleading statements of material facts as defined in Rule 14a-9. As set forth in Rule 14a-9(a), false and misleading statements include omissions of material facts necessary to make the statements which are included not false or misleading. The proposal omits facts that are needed to give shareholders an accurate picture of the situation. Additionally, the proposal makes broad assertions likely to lead the average shareholder to make erroneous conclusions. Material may be considered misleading within the meaning of Rule 14a-9 if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Note (b) to Rule 14a-9. Because the omitted facts and erroneous implications could influence how a reasonable shareholder might vote on this proposal, they are clearly material. See TSC Industries v. Northway, Inc., 426 US 438 (1978) (an omitted fact is material when there is a "substantial likelihood that a reasonable shareholder would consider [the omitted fact] important in deciding how to vote" on the proxy).

As shown below, the proposal and supporting statement are misleading in that, taken collectively, they imply that the Company has failed to inform its shareholders about the potential magnitude of the EPA fine and has not implemented effective systems to ensure future environmental compliance.

Paragraph one of the supporting statement addresses the fine levied against the Company by the EPA. The Proponent refers to an EPA estimate that the Company may need to spend "as much as $82 million . . . to bring its facilities into compliance;" however, he does not reference the source of this information. In its press release dated July 7, 2000, the EPA estimated that the Company would need to spend $74 million, not $82 million, to bring its facilities into compliance with current Clean Air Act regulations. More significantly, the Company's estimate of this cost is $28,000,000, as reflected in its press release dated July 20, 2000, and Part II, Item 1, of its Form 10-Q report for the quarter ended June 30, 2000.

Paragraph two of the supporting statement states that the magnitude of the fine has "shocked" the shareholders. No support for this conclusory statement is provided. Its alarmist tone is unwarranted because the Company has taken numerous steps to inform its shareholders of the potential magnitude of the fine. For example, on page 3 of its 1999 Annual Report, Duane C. McDougall, the Company's president and chief executive officer, explained to the shareholders that the Company was engaged in settlement talks with the EPA and that the Company had established a $10 million reserve to cover the potential fines, exclusive of the cost of implementing environmental controls. This paragraph also implies that the Company intentionally and knowingly misled its shareholders when it stated that it "believed it [was] in substantial compliance with federal, state, and local laws regarding environmental quality." Contrary to this implication, the statement accurately reflected the Company's belief notwithstanding the Company's subsequent settlement of the matter by consent decree to avoid litigation.

Paragraph three of the supporting statement implies that the Company continues to intentionally violate environmental regulations by stating "if continued, Willamette's environmental performance could diminish shareholder value." This paragraph also suggests that the Company has failed to adopt any environmental compliance practices when it states, "[f]urther damage to Willamette's image and shareholder value caused by successive environmental problems and attendant major fines and liabilities could occur if remedial action is not taken." As stated above, the Company has implemented and continues to implement new policies and procedures to ensure its compliance with environmental laws and regulations.

Paragraph four of the supporting statement implies, without providing any supporting evidence, that the corporate officers who sit on the Corporate Compliance Committee do not perform their assigned tasks effectively since their lack of independence "severely compromises" their ability to provide proper environmental oversight. Additionally, the Proponent fails to support his conclusion that an "outside independent director" would be more capable of ensuring compliance with existing and future environmental laws and regulations.

As a result of the foregoing misstatements and omissions, the supporting statement is vague and misleading in violation of Rule 14a-9 and is, therefore, excludable under Rule 14a-8(i)(3).



Conclusion

The Proponent's proposal properly may be omitted from the Company's proxy materials because it concerns matters relating to the Company's ordinary business operations, the Company has already substantially implemented the majority of the requested reporting and is not capable of reporting other requested information, and it contains false and misleading statements.

Pursuant to the provisions of Rule 14a-8(d), the Company, by copy of this letter with its exhibits, is notifying the Proponent of its intention to omit his proposal and supporting statement from its proxy materials relating to its 2001 annual meeting of shareholders.

The Company respectfully requests your review of this matter and your advice as to your position with respect thereto as soon as possible. As the Company is currently the subject of a tender offer and proxy contest by Weyerhaeuser Company, the timing of its 2001 annual meeting is presently uncertain, but the Company currently does not anticipate filing definitive proxy materials before early March.

Very truly yours,

Mary Ann Frantz

Mary Ann Frantz

cc via Federal Express: Mr. David L. Johnson
Mr. G. W. Hawley

David L. Johnson
426 White Oak Lane
Natchitoches, LA 71457
November 2, 2000

G.W. Hawley
Secretary
Willamette Industries Inc.
1300 SW 5th Avenue, Suite 3800
Portland, OR 97201

Via Certified Mail, Return Receipt Requested

RE: Shareholder Resolution

Dear Mr. Hawley:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Willamette Industries Inc. ("Company") proxy statement to be circulated to company shareholders in the conjunction with the 2001 annual meeting.

I own shares of Company common stock exceeding $2,000 in current value, and I have held these shares continuously for more than one year prior to the date of submission.

Either I or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Sincerely,

David L. Johnson

David L. Johnson

SHAREHOLDER PROPOSAL

RESOLVED that the Board of Directors shall create a committee of independent directors to prepare a report to shareholders on the company's environmental problems and efforts to resolve them. The report should discuss the following: the major challenges at Willamette facilities to comply with environmental regulations, an explanation of assessed fines due to noncompliance with environmental regulations, an assessment of any management culpability or responsibility for the fines as addressed by regulatory agencies, and an estimate of worst case financial exposure due to environmental issues for the next ten years. In addition, the report should include an evaluation of company efforts to reduce pollution by such methods as changes in management or operational systems, new capital expenditures, application of new technologies, and the involvement of employees, community organizations and environmental groups in efforts to safeguard health and safety. The report shall be released at least four weeks prior to the annual meeting of shareholders and posted on the company's web page.

SUPPORTING STATEMENT

Willamette Industries received a $11.2 million fine in 2000 by the Environmental Protection Agency (EPA). This was the largest industrial air pollution fine ever levied by the EPA against a company. In addition to the fine, it is estimated that Willamette may have to expend as much as $82 million (excluding the fine), according to EPA estimates, to bring its facilities into compliance.

The magnitude of the EPA fine is an embarrassment to our Company and has shocked shareholders. The fine was particularly startling since Willamette stated in a 1998 disclosure to the shareholders filed with the Securities and Exchange Commission, less than two years before the EPA fine was imposed, that "(the) Company believes it is in substantial compliance with federal, state and local laws regarding environmental quality."

If continued, Willamette's environmental performance could diminish shareholder value. This could be in part due to the exclusion of Willamette stock from the portfolios of many investors and funds who choose not to invest or are prohibited from investing in companies that pollute the environment and run afoul of environmental laws. Also, fines of this magnitude deprive the company of needed revenue and shareholders of a return on their investment. Further damage to Willamette's image and shareholder value caused by successive environmental problems and attendant major fines and liabilities could occur if remedial action is not taken.

The Company currently conducts periodic audits to evaluate the effectiveness of environmental programs and has established a Corporate Compliance Committee consisting of six "inside" corporate officers to monitor compliance with Company environmental policy. However, the independence of this inside committee is severely compromised. Clearly, a committee consisting of "outside" independent directors, as opposed to inside Company management, is needed to provide proper environmental oversight.

The establishment of a committee made up of independent directors to oversee and prepare a report on our Company's environmental compliance should increase management accountability to the Board of Directors, reduce regulatory fines, promote sound environmental and ethical practices, and improve our Company's image, financial performance and value to shareholders. Moreover, such a report should demonstrate to the public and the investment community that our Company is moving in the direction of greater disclosure on environmental matters and is attempting to solve its environmental problems in a forthright manner.

Willamette Industries, Inc. 1999 ANNUAL REPORT

AND REVIEW OF SUSTAINABLE FORESTRY PRACTICES

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2 [illegible] to Shareholders
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1999 *and* 1998 Financial Highlights (dollar amounts, except per share amounts, in thousands)




Net Sales
billions of dollars
5.0
4.0
3.0
2.0
1.0


89 90 91 92 93 94 95 96 97 98 99


Dividends Paid
per Share
dollars
$0.80
0.60
0.40
0.20
89 90 91 92 93 94 95 96 97 98 99


Diluted Earnings
per Share
dollars
$5.00
4.00
3.00
2.00
1.00
89 90 91 92 93 94 95 96 97 98 99

	1999	1998	CHANGE
Net sales	$ 4,077,969	3,700,282	10.2%
Net earnings	$ 260,475	88,983	192.7%
Per share-diluted	$ 2.33	0.80	191.3%
Cash dividends paid	$ 77,984	71,227	9.5%
Per share	$ 0.70	0.64	9.4%
Total assets	$ 4,797,861	4,697,668	2.1%
Stockholders' equity	$ 2,203,712	2,002,431	10.1%
Return on stockholders' equity	13.0%	4.5%	
Number of outstanding shares	111,587,000	110,981,000	
Number of stockholders *(beneficial)*	23,000	22,000	
Number of employees	14,250	14,000	

Total annualized return to shareholders*	
Last 5 years	16.56%
Last 10 years	15.49%
Last 15 years	18.51%
Last 20 years	16.35%
Last 25 years	17.86%

*Includes reinvestment of all dividends.

The following shows quarterly earnings and dividends per share along with the range of closing prices. The company expects to continue paying regular cash dividends, although there is no assurance as to future dividends as they are dependent upon earnings, capital requirements and financial condition. The company's common stock trades on the New York Stock Exchange (NYSE) under the symbol WLL.

	1999			1998		
	Diluted Earnings	*Dividends Paid*(a)	*Closing Price High–Low*	*Diluted Earnings*	*Dividends Paid*	*Closing Price High–Low*
1st quarter	$ 0.28	0.16	39¹⁵⁄₁₆–31⅛	0.20	0.16	39⅜–30¹⁵⁄₁₆
2nd quarter	0.57	0.18	49⁹⁄₁₆–37⁵⁄₁₆	0.21	0.16	40⅛–29⅞
3rd quarter	0.73	0.18	51⅛–39¾	0.32	0.16	31–23⅜
4th quarter	0.75	0.18	46⅞–38⅞	0.07	0.16	36–26⅞

(a) The quarterly dividend was increased to $.21 per share commencing in the first quarter of 2000.

To Our Shareholders:



The year 1999 was a good one for Willamette Industries. Our 1999 earnings were nearly triple those of 1998; sales were over $4 billion for the first time.

As a result of our excellent earnings, the board voted at its February meeting to increase dividends substantially – from $.72 per year to $.84 annually.

Almost all of our product lines ended 1999 with results substantially above those of 1998. Our corrugated container volumes continued their steady, incremental climb, growing at a rate that was more than double that of the industry as a whole.

Uncoated free sheet markets strengthened substantially during the last half of the year. Our 1998 addition of an uncoated free sheet machine at Hawesville, Kentucky, gave us the opportunity to take advantage of these market moves with volume and efficiency improvements.

Building materials markets continued their strong performance. Housing starts remain strong, home size is increasing and remodeling demand continues at a brisk pace. We begin 2000 with prices in most of our commodity lines at a higher level than last year at the same time.

We launched or completed several capital projects in 1999 designed to expand markets in our core businesses and improve our utilization of available fiber resources.

We announced plans for a new particleboard plant and began construction of a new sawmill in South Carolina in 1999. The sawmill will use the abundant supply of small pine logs available in the Chester area to make narrow dimension lumber when it goes on-line in 2000. The particleboard plant near Bennettsville will have a continuous press line and will use existing residual fiber from local processing plants as its raw material. This strengthens our vertical integration in the Carolinas and puts our manufacturing facilities close to the end users of our products.

Also during 1999, the company acquired a particleboard plant in Linxe, France, and announced plans to nearly double its capacity. The plant is located in a fiber-rich portion of France, near our medium density fiberboard plant. This efficient facility will allow us to expand our marketing of composite panels in Europe.

In February the board announced plans for a modernization of our sawmill in Dodson, Louisiana, to increase efficiency and fiber utilization.

Our sixth cut sheet plant opened in Washington Court House, Ohio, near the end of 1999. Our other cut sheet plants are at capacity, and the new facility allowed us to meet increased market demand and to provide an additional outlet for the production of the new uncoated free sheet machine in Hawesville.

We announced plans to shut down the 1940s-vintage #2 uncoated free sheet machine at the Johnsonburg, Pennsylvania, paper mill when a modernization of the #5 machine at that facility is completed. While the change will not result in a capacity increase, it will provide production cost efficiencies. We also shut down the #3 machine in Kingsport, Tennessee. This machine, which made 50,000 tons of coated-one-side paper and forms bond annually, was too small to effectively compete in a shrinking market.

On the brown paper side of our business, we are in the start-up phase of the new recovery boiler at the Albany, Oregon, linerboard mill. This new boiler will improve our environmental performance and our ability to efficiently recycle pulping liquors. Further upgrades to the causticizing area, the lime kiln, and associated equipment were approved by the board at its February meeting.

Turbine generators are being installed at the Albany mill and the Kentucky complex to reduce costs, improve energy efficiency and increase self-sufficiency.

We also began construction of a box plant in the Phoenix, Arizona, area and completed modernization of the Compton, California, plant. These projects enhance our ability to serve the growing market in the Southwest.

Relocation of the Elk Grove, Illinois, corrugated container plant also began during the year. The expansion will allow the plant to take advantage of additional demand in the Chicago area. At its February meeting, the board approved the relocation of our Tigard, Oregon, preprint plant as well as the purchase of a new press. This will increase production of this specialty corrugated product, improving our ability to produce high-quality graphics for boxes destined for warehouse store shelves where the box, rather than a salesperson, sells the product.

We continued settlement talks with the U.S. Environmental Protection Agency (EPA) concerning our panel plants. We have a strong commitment to environmental protection, but we don't have a crystal ball. Decisions that we made in good faith with state agencies up to 20 years ago have been reviewed by the EPA under new interpretations of the regulations. We are cooperatively working through this process with the EPA and have opened our mills and records to them for their review. These cooperative discussions are still ongoing but we hope to reach conclusion by the end of 2000. We have established a $10 million reserve as an approximation of the potential non-tax deductible penalties, based on the size of settlements made with other companies in our industry.

There were several changes in the board and officer group. Sam Wheeler announced his retirement at the February board meeting. He will be replaced by Mike Thorne, executive director of the Port of Portland. Retiring during 1999 were Jerry Parsons, executive vice president and chief financial officer; Ron Stover, who was vice president in charge of the Communication Papers Division; Dave Hill, vice president in charge of the Southern Building Materials Group; and Daryl Burke, vice president in charge of national accounts for the Corrugated Container Division. We will miss the benefit of their experience and expertise and wish them each a happy, healthy retirement.

Added to our officer group were Mike Bacon, a 32-year employee who replaced Ron Stover; Richard L. Thomas, who has been with Willamette in various marketing positions since 1992, and who became vice president in charge of business and converting papers; Wayne Parker, a 26-year employee with the company, who replaced Dave Hill; Doug Leland, also a 26-year employee of the company, who became vice president in charge of bags, preprint and specialty products; and Jeff Murray, a 35-year employee of the company who became a division vice president in charge of Western corrugated plants. Greg Hawley, vice president-controller, was named to replace Jerry Parsons. All of these promotions were internal. Our philosophy of promoting from within helps us retain talented, experienced employees who know the company and its markets and manufacturing operations. Our active management training programs ensure that we have well-trained candidates for advancement.

We were pleased during 1999 to have our Oregon timberlands certified by PricewaterhouseCoopers as sustainably managed under the American Forest and Paper Association's Sustainable Forestry Initiative℠. This year's annual report details the rigorous verification audit done on our Western timberlands and our plans for future audits. I want to recognize the professionalism and enthusiasm that our foresters, wildlife biologists and other resource-related workers displayed during the audit and during their preparations for this year's audit. There was evidence of a high level of technical skills, a real love of and dedication to our forests and a sincere, deserved pride in their collective forestry accomplishments.

In closing, I'd like to note that the outlook for the next several years is promising. Improvements in paper markets, a stable building materials market and our recent capital expenditures designed to improve efficiencies should result in several good years. We are well positioned for future growth. We've reduced our debt and we're one of the few companies in our industry to have an "A" rating from credit-reporting agencies. The prospects for the future of your company look excellent.

Sincerely,

DUANE C. MCDOUGALL
President and Chief Executive Officer

February 10, 2000

Sustainable Forestry



At Willamette Industries, we define sustainable forestry as managing our forests in a manner that provides, to future generations, all the benefits of the forest we enjoy today. Benefits include wood and paper products, fish and wildlife habitat, clean water and air, beautiful scenery, recreational experiences, healthy forests and community and job stability.



Red-legged Frog
Roosevelt Elk
Winter Grazing

Projects Cooperative management programs and preservation of special places.

Willamette leases 1,060 acres to the Oregon Department of Fish and Wildlife for Roosevelt elk habitat at the Jewell Meadows Wildlife Area in Northwest Oregon. The objective of the wildlife area is to provide diverse habitat for 450 elk and year-round viewing and educational opportunities for the public. The lease allows the department to control public access to the wildlife area and helps compensate Willamette for the expense of protecting newly planted seedlings inside the boundary of the refuge.

In partnership with the Nature Conservancy, Willamette protects the 167-acre Fanno Meadows Complex in the mid-Willamette Valley. Fanno Meadows consists of four large meadows and wetlands that contain two rare plants, the elegant fawn lily and the bog anemone. Willamette also uses these meadows as a site to study pond-breeding amphibians such as the red-legged frog, rough-skinned newts, and Pacific giant and Northwest salamanders.

Over 2,000 special places are preserved in Willamette's Western forests. These include nesting sites for bald eagles, osprey, marbled murrelet, spotted owls, great blue herons and goshawks; pioneer cemeteries; ponds, swimming holes, natural springs and waterfalls; view points; communications sites; caves; municipal water supply intakes; and geological formations.



Taken from Goat Mountain Lookout in 1952 and again in 1997. This area was the product of clearcuts from 1947-1951. Today the area supports a healthy 47-year-old forest that Willamette acquired in 1996 from Cavenham Forest Industries. As this forest near Molalla, Oregon, becomes ready for harvest, it will be replaced in the next three decades with a landscape containing a diversity of ages.

How do you manage forests sustainably?

Our foresters have spent years developing a set of principles to guide them in the practice of sustainable forestry on our 1.7 million acres of U.S. timberland. These principles have been named Sustainable Management for Timber, Water Quality and Wildlife.

George Gerlinger, founder of Willamette Industries, was the architect of our first sustainable management program. Prior to 1939, we logged lands in the Oregon Coast Range by means of railroad logging, allowing nature to reforest the resulting large clearcuts. In 1938, Gerlinger purchased our first land in the Cascades with the intent of building permanent all-weather truck roads to access the forest. He called his new program "The Staggered Setting Harvest System" because permanent logging roads allowed the company to log in spots across the ownership, creating a checkerboard pattern of harvests; in effect, creating a diversity of ages and forest conditions across the landscape. Leaving green forest expanses between clearcuts resulted in smaller accumulations of slash, and thus less fire hazard. The system also left a nearby seed source for reforestation.

Aerial seeding of forests became part of our forest management program in 1946 after a 13,000-acre fire west of Dallas, Oregon, burned the area so thoroughly that few seed trees were left *(see inside cover)*. In 1949, the area was re-seeded by hand, and later planted after hand planting of seedlings became the preferred reforestation method on company lands in 1952.

As scientists and foresters learned more about non-timber values of the forest, these lessons were incorporated into forestry plans. This evolutionary process resulted in what we now call Sustainable Management for Timber, Water Quality and Wildlife. It emphasizes continuous improvement of management practices as the science of forest management advances.

The principles of Willamette's Sustainable Management Program (SMP) are based on long-term observation of natural ecosystems and decades of scientific research on forests, wildlife and water resources.

We've used the word "sustainable" because of our 93-year history with the forest and the strength and length of our plans for the future. Our forests are our future, so we manage them with a long-term view.

We've pinpointed "management" as the tool for maintaining forest health and productivity. The objective of Willamette's SMP is to sustainably manage our forests while creating diversity for forest health and productivity, protecting special sites or resources, and enhancing water quality and wildlife habitat while harvesting timber to make products that enrich the lives of American families.

How is the SMP carried out on the landscape?

The old clearcut harvest, wherein a logger removes all the trees in a huge area and walks away, was abandoned long ago for modern harvests designed to protect wildlife and fish resources and to permit prompt reforestation. Today, Willamette's clearcut harvests take place after surveys have identified unique features deserving special protection. These harvests, which averaged 61 acres in 1999 in the West, remove trees for making products while retaining some live trees, snags and downed logs for wildlife habitat, stream protection and soil replenishment. Replanting with native tree species in our conifer forests quickly follows harvest, restarting the forest. Careful attention to forest health and competition in the early years of the forest keeps the area productive. Thinning and fertilization improve growth.

The forest pictured on pages 13-16 shows what the SMP looks like on the landscape: It is the picture of the future of Willamette's private forests in the West.



The SMP has resulted in the following on Willamette's Western timberlands:

- Harvest levels do not exceed forest growth.
- More trees are growing more volume per acre today than 10 years ago.
- Within the first planting season after harvest, 85 percent of our harvest areas are successfully replanted. The remaining 15 percent are reforested as soon as conditions allow, but always within two years.
- All fish-bearing streams and domestic water supplies are protected with streamside management areas that remain in permanent forest cover.
- Currently 50,000 acres are managed as protected habitat for threatened or endangered species and for fish, domestic water quality and preservation of 2,000 "special places" in the forest.


Coho fry

Project Coho salmon habitat improvement in Seeley Creek near Alsea, Oregon.

Work done Seeley Creek was identified by the Oregon Department of Fish and Wildlife as a priority stream for salmon habitat enhancement. Logs and boulders ("structure") were added to the stream in 1996 to create slow, deep pools to allow fish to rest. An adjacent abandoned log pond was connected to the stream to provide off-channel habitat for young native coho salmon.

Results of work The stream channel work done in 1996 was reviewed with state biologists. Some of the structure added to the stream is working exceptionally well. The remainder of the areas were improved with additional structure in 1999 and a larger-sized culvert was added to expand fish passage. State biologists have found "heavy use" of the abandoned log pond by young native cutthroat trout and coho. Coho live in fresh water for the first half of their lives, then move to the ocean for the next 18 months. The first fish that used habitat provided by the project returned in the fall and winter of 1999, but no data are available yet on improved returns.

Award The Oregon Department of Fish and Wildlife (ODF&W) gave Willamette its Fish and Wildlife Steward Award, saying "Willamette Industries has set the standard for cooperative action in the mid-coast on behalf of fish and wildlife. If other industrial timber companies do as well, our chances of recovering coastal coho populations will be much improved."

Future work Seeley Creek is one of 55 salmon and steelhead habitat enhancement projects that have been completed by Willamette at a total cost of $473,000. Ten more improvement projects have been identified for completion in 2000. Others will be added in the future through a cooperative effort with ODF&W and the Wildlife Heritage Foundation.

"The Klootchy Creek and Seeley Creek stream rehabilitation programs demonstrate a strong commitment to fishery conservation practices." *PricewaterhouseCoopers*

How do you determine whether the SMP results in sustainable forestry?

As a member of the American Forest and Paper Association, we must comply with its Sustainable Forestry Initiative℠ (SFI). Scientists, conservationists and professional foresters developed SFI. It specifies a comprehensive system of principles, objectives and performance measures to sustain forest values, including the conservation of soil, air, water and visual quality; biodiversity; and fish and wildlife habitat (*see p.17*). SFI creates a framework for each company to continually improve its management system and environmental performance toward the goal of sustainable forestry.

An independent Expert Review Panel made up of environmental and conservation organizations, public agencies and academics critically reviews SFI annual progress reports and data and provides input on how the program can more effectively achieve forest sustainability. The SFI program has received statements of support from nearly two dozen conservation groups and other organizations and eight state legislatures.

During 1999, Willamette Industries' Western forests were audited by an independent third party to certify that our forest management meets SFI standards.

Why did you decide to have independent third-party certification?

We chose to have an independent third party, PricewaterhouseCoopers, certify our forests because we believe certification adds value to our products without adding substantial costs to our customers. We also feel we have an obligation to our employees, shareholders and customers to use the most credible verification process available to certify we are operating our forests in the manner we report.

Why did you choose PricewaterhouseCoopers?

We looked at several options and determined that the best approach would be to ask a recognized public accounting firm with a strong background in forest auditing to certify that our forest practices meet the standards of the Sustainable Forestry Initiative.

PricewaterhouseCoopers audited our forest practices with the same thoroughness used by KPMG LLP to audit our financial statements.

How was the audit conducted?

The first phase, consisting of an audit of the company's 610,000 acres in Oregon, was completed in 1999. The remaining 1.1 million acres in the South and East will be audited in 2000.

The audit team consisted of two registered professional foresters who are accredited lead auditors in forestry standards, a former head of the department of forest management at Oregon State University, a forest engineer and a wildlife biologist.

They audited our forest management policies and records, but spent most of their time in our forests, at random sites selected by the auditors themselves, making certain that our practices in the forest match our policies.

What were the results of the audit?

PricewaterhouseCoopers has certified that we meet the standards for forest sustainability of the Sustainable Forestry Initiative. Their opinion appears on page 12 of this report.

PricewaterhouseCoopers commended Willamette for exceeding required standards in several areas: stream rehabilitation programs to enhance fish survival and passage, interaction with citizens' groups in watershed and visual quality management, reforestation success, providing additional wildlife trees beyond requirements and strategically positioning them to support protection of unique habitats, providing habitat for forest bat species, engaging in wildlife research and playing a leadership role in industry committees that affect forest management policy.



Project Working with a citizens' advisory board to improve visual and watershed management in the coastal town of Cannon Beach, Oregon.

Work done The Cannon Beach-Willamette Communication Committee, consisting of the mayor, a city council representative, two other local residents and Willamette foresters, meets regularly to review forest management and road construction plans. The group has identified five view-sensitive areas, which have been mapped in the company's computerized geographic information system (GIS). The GIS combines layers of information, such as elevation and topography, to predict which harvest areas will be visible from view-sensitive areas, allowing the group to "see" what the year's harvest plans will look like. A unique form of harvest, called strip cutting, has been used in view-sensitive areas. It involves cutting a strip 60 feet wide bordered by 120 feet of mature trees perpendicular to the views from the town. The harvest is nearly invisible from the town. As the young replanted trees (hemlock and Sitka spruce) in the strip grow taller, the mature trees can be cut, in two separate harvests, without disturbing the view.

Willamette also owns the Ecola Creek watershed. Ecola Creek is an important supplementary source for domestic water for Cannon Beach during periods of peak usage. Agreements exist on the management tools that will be used in the area.

The non-Willamette residents on the committee are responsible for explaining Willamette's viewshed and watershed plans to others in the community. While the cooperative effort is time consuming and the strip cutting is more expensive than traditional logging, there are literally no complaints about Willamette's harvests in the area.

"The Seaside operation should be commended for its effort to better model viewsheds and its interaction with watershed committees to assess visual quality concerns." *PricewaterhouseCoopers*


Wilson's Warbler

Project Four-year study of neotropical migrant and resident birds in Willamette's Oregon Coast Range forests.

Findings Breeding season surveys found 53 bird species that are active in the early morning. Forty-two percent of these prefer young forests, especially those between five and nine years of age. This preference is probably due to the mix of shrubs, deciduous trees and growing conifer seedlings, which provide habitat for nesting, feeding and hiding. As the forests age, habitat diversity changes and fewer birds use 10- to 40-year-old forests. Bird activity increases as the forest reaches age 40 when openings once again provide diversity. About 40 percent of species prefer conditions typically found in older forests.

Future work Studies in Willamette's Cascade forests will compare the practice of leaving specially chosen trees around the edge of a harvest area to the practice of leaving trees within the harvest unit, either clumped or scattered. Data from this research will show the effect of various leave-tree strategies on bird species and help refine future activities aimed at providing forest structure and habitat.

Other surveys and joint research projects include: marbled murrelet, northern goshawk, spotted owls, amphibians, mitosis bats, barred owls, pigmy owls, deer and elk.

"The region should be commended for its efforts in support of research to better understand habitat relationships of various priority species that occur on Willamette Industries' ownership, ... for their effort to place bat boxes to enhance habitat conditions for priority species of bat, ... for strategically positioning wildlife trees to support protection of unique habitats (and) ... for providing additional wildlife trees above that required by state law." *PricewaterhouseCoopers*

PricewaterhouseCoopers also made suggestions to help Willamette maintain its leadership role in forest management through continuous improvement. These included: implementing a more detailed process for pre-harvest planning, enlarging programs to identify rare or uncommon habitats for plants and wildlife, and expanding the company's current visual management program. Willamette will show substantial progress in these areas when the Western region is re-audited in the future.

Is this type of certification typically done in the industry?

No. Several companies have had verification audits on portions of their land but only a few have been certified under the stringent requirements of SFI.

Sources and Uses of Fiber

Willamette Industries' Western Operations


Scraps from non-company wood facilities
Post-consumer urban wood waste 7% (Duraflake) 30% (Eugene)
Contaminants to landfill 100%
LOGS
Engineered Product
Plants
Bark to energy
Bark to energy
Ash for farm & potting soil amendment; remainder to landfill
Sludge to farmers for soil enrichment; animal bedding; remainder landfilled


Wood scraps from non-company facilities 13%
White softwood and hardwood pulp 2%
Post-consumer recycled fiber 66%
lants
Short fibers to farmers for soil enrichment
Fibers trapped in plastic contaminants from recycled fiber are made into cattle bedding or landfilled

Does this mean Willamette's products have "green certification"?
There has been great confusion about the issue of "certification" and what it means. Part of this confusion stems from the fact that product certification and forest certification are sometimes assumed to be the same. They are not. Forest certification verifies that we are managing our lands in a responsible, sustainable manner, using scientific principles and meeting regulatory requirements. However, not all of Willamette's fiber supply comes from our own forestlands. Other privately owned forests provide 42 percent of our fiber supply nationwide.

Product certification would require us to dictate our own land management approach to other private forest landowners from whom we purchase logs. In the US, there are 150 million acres of private timberland owned by 10 million private forest landowners. Our responsibility is to help educate these small landowners in how forestlands should be managed for sustainability, rather than dictate their responsibilities to them. All parties selling logs directly to Willamette receive information on the environmental benefits of the SFI program.

What happens next?
Willamette has hired a sustainable forestry coordinator, Marvin Brown. Brown was most recently state forester of Missouri and had been with the Missouri Department of Forestry for 22 years. He was also on the SFI independent Expert Review Panel for its first four years and was co-chair of the Society of American Foresters' Forest Certification Policy study. Brown will be helping Willamette's Southern and Eastern foresters prepare for their audits and helping Willamette's Western foresters maintain their leadership role in forest management by implementing suggestions from PricewaterhouseCoopers. Sustainable forestry is an evolutionary process.

But forest certification is only part of the picture. Do you effectively use all of the fiber that comes from the certified forest?
Full utilization is a process we've been working to perfect since the Great Depression when we found markets for our scrap fiber and products from trees then considered "trash." We began to internalize our use of these fiber leftovers in 1955 with the construction of the Albany, Oregon, paper mill, one of the first paper mills to rely exclusively on scrap fiber for its raw material, and further in 1960 when we built our first particleboard plant. We began using post-consumer recycled paper for fiber in 1961.

Our company structure–vertical integration–gives us an exceptional opportunity to use the forest's fiber to the fullest, as our Western fiber flow chart to the left shows.

We are constantly working to improve fiber utilization (such as making boxes with linerboard that contains less fiber) and reduce our operations' impact on the environment. Programs to find uses for the small amount of remaining waste continue, such as our efforts to provide ash as a soil amendment and our transfer of plastics and other contaminants found in bales of post-consumer paper to a facility to process it for fuel to provide energy. Similar to sustainable forestry, complete utilization of the resource for its highest and best use is an evolutionary process that allows opportunities for continuous improvement.

What about the environmental impact of your manufacturing operations?
Continuous improvement is the rule there, as well. We are completing construction of a recovery boiler at the Albany Paper Mill to replace an older boiler to improve air quality and allow for efficient recycling of pulping liquors. Over the next several years, we will install emission control equipment in certain plywood, particleboard and medium density fiberboard (MDF) plants in Oregon and in the South.

The black and white photo was taken by Crown Zellerbach Corp. in 1952. This area was harvested by them in 1948 and hand planted in 1949 with Douglas-fir and Port Orford cedar. Today this area is part of Willamette's Molalla Forest. The stump on the left hand side still retains an aluminum tag placed there by the photographer in 1952. Eight tree species can be found within 100 feet of the tag.

Smaller projects are continuous: replacement of solvent-based paints with water-based paints at our particleboard plants; development of a recovery system for sap stain treatment at our Dallas, Oregon, sawmill; and installation of wet scrubbers on press vents to improve opacity at our particleboard plant in Bend, Oregon.

Some environmental projects are effective and efficient. Others don't turn out that way. Our Albany, Oregon, Custom Products plant was a major source of VOC emissions from the solvent-based paint used to manufacture MDF drawer sides. We installed systems that use water-based paint, thereby dramatically reducing VOC emissions. But the resulting product proved too expensive to compete with those of others in the industry still using solvent-based paint. The drawer side production line is now closed; its business having gone to competitors that continue to use the old technology.

Our job is to use every ounce of creativity we can muster to find cost-effective solutions that will allow us to maintain our progress in treading lightly on the environment while providing necessary products, sustainable jobs and an adequate return to our shareholders.


Western Red Cedar
Western Hemlock

"DOUGLAS-FIR (100-250 FT.)"

Project Improve fish passage and water quality by bringing legacy roads up to today's road construction standards.

The South Santiam Watershed Council, one of 85 cooperative citizen and industry groups in Oregon, identified Hamilton Creek and its tributaries in the foothills of the Cascades as a priority for stream restoration work. To improve fish habitat, Willamette replaced a six-foot span pipe-arch culvert with an 18-foot span open-bottom arch culvert that allows water to pass through the natural streambed opening. Concrete weirs were poured on the bedrock bottom inside the bottomless culvert to slow the velocity of the stream flow and provide a higher level of water year-round. A deep pool was created in bedrock at the outlet. The weirs and pool give the fish good resting places as they travel up and downstream and make passage easier during all levels of stream flow. The project was designed to meet state requirements for a 50-year flood event.

In a separate project, 115 logs were added to two Hamilton Creek tributaries at 25 different sites to provide refuge, shelter and decrease water velocity during high flows. The log structures are designed to mimic naturally occurring logjams, which create gravelly pools for spawning beds.

The projects, completed in the summer of 1999, cost $57,000 and opened two miles of stream for steelhead and cutthroat trout passage.

Similar Projects There is no legal requirement to replace sub-standard stream crossings that do not allow fish passage, but Willamette plans to do so long before its legacy road program is completed in 2006. Willamette has spent nearly $6 million in Oregon on priority road improvement projects of a $20 million legacy road repair estimate.

"There is clear indication of using oversized and baffled water conveyances in order to maintain/enhance fish passage." *PricewaterhouseCoopers*



Project Willamette's Western timberlands are reforested as soon as possible after harvest (85 percent within the first planting season and the remainder in the second) with seven species of trees common to Oregon: Douglas-fir, 60 percent; Western hemlock, 15 percent; Western red cedar, noble fir, grand fir, ponderosa pine and Sitka spruce, 25 percent.

Work done Prompt reforestation is critical to restarting a healthy forest. Willamette maintains a seed orchard and other seed sources to help ensure that harvested lands can be replanted with tree species adapted to the site. In many areas, multiple species are planted to add diversity to the landscape.

The seed orchard, established in 1973, allows for consistent availability of seed. In the wild, trees produce seed infrequently, often in response to stress. In a seed orchard, artificial "stress" can be applied to the trees, providing more reliable seed crops. By testing and selecting well-adapted, fast-growing, better-formed parents for the seed orchard and using the seed produced for reforestation, we can expect growth levels to improve 10 to 20 percent over the life of the stand.

Willamette produces 85 percent of its own seed for reforestation.

"The commitment and performance on regeneration of harvested stands deserves recognition." *PricewaterhouseCoopers*

Sustainable Forestry Initiative Program

Report of Independent Accountants

To Board of Directors and Management of Willamette Industries, Inc.

We have examined the following management assertion:

> To promote the protection of America's forests, the American Forest and Paper Association formed The Sustainable Forestry Initiative℠ (SFI) Independent Expert Review Panel, which includes representatives from the forest industry, government, conservation and environmental organizations, and other interested parties. This panel contributes to the development of the Sustainable Forestry Initiative Program (the Program) for implementing, maintaining, and improving sustainable forest management. The Program includes sustainable forestry objectives (the Objectives) and criteria and indicators (the Criteria) for meeting those Objectives. In furtherance of its continuing efforts to implement, maintain, and improve sustainable forest management on its lands and purchased stumpage tracts, the [illegible] Region of Willamette Industries, Inc. (the [illegible]) has adopted these Objectives, which are listed on page 17, together with [illegible] primary indicators [illegible] whether the Objectives [illegible] opinion of [illegible] Region is in compliance [illegible] Program at S[illegible]

Management [illegible] Western Region's complia[illegible] responsibility is [illegible] management's assert[illegible] complied wi[illegible] our examination.

Our e[illegible] accordance with attestation [illegible] Americ[illegible] Accountants and, accordi[illegible] on a te[illegible] Region's compliance w[illegible] formi[illegible] considered necessary in the [illegible] that o[illegible] basis for our opini[illegible] provide [illegible] Region's complian[illegible]

In our op[illegible] in all materia[illegible] Objecti[illegible] the Criteria set for[illegible]

Mike Bradetich

Kevin Russell

Rickreall Cre

6

Dan Upton

Mark Baumgartner

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Kristin Ross

Gene Stevens

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for

Objectives *and* Criteria *for* Sustainable Forestry Initiative Program

The American Forest & Paper Association has developed general indicators to meet the SFI objectives. These general indicators include:

General Indicators of Meeting Program Objectives

- Written policy and programs for achieving the Program Objectives
- Training programs as appropriate for staff and/or logging contractors
- Implementation of state Best Management Practices (BMPs)
- Compliance with state laws and regulations
- Financial or in-kind support of forest research
- A system for monitoring attainment of Program Objectives

Willamette has developed several criteria and indicators by which to assess conformance with the SFI objectives. The SFI program objectives along with the company's primary criteria used to assess conformance with these objectives are listed below.

Objective 1 Broaden the practice of sustainable forestry by employing an array of scientifically, environmentally, and economically sound practices in the growth, harvest and use of forests.

- Long-term resource analysis leading to a written forest management plan
- Reporting to senior management on meeting Program Objectives

Objective 2 Promptly reforest harvested areas to ensure long term forest productivity and conservation of forest resources.

- All management units designated for reforestation
- Clear criteria to judge adequate regeneration
- Protect long-term soil productivity during site preparation
- Appropriately deploy genetically improved stock

Objective 3 Protect the water quality in streams, lakes and other waterbodies by establishing riparian protection measures based on soil type, terrain, vegetation, and other applicable factors, and by using EPA approved Best Management Practices (BMPs) in all forest management operations.

- Field staff are trained in water quality laws and state BMPs
- Map and mark streamside management areas on the ground
- Field audits documenting protection of streams, lakes, and riparian zones

Objective 4 Enhance the quality of wildlife habitat by developing and implementing measures that promote habitat diversity and the conservation of plant and animal populations found in forest communities.

- Inventory and map unique habitats and special species
- Silvicultural management to improve habitats and promote wildlife habitat diversity

Objective 5 Minimize the visual impact by designing harvests to blend into the terrain, by restricting clearcut size and/or by using harvest methods, age classes and judicious placement of harvest units to promote diversity in forest cover.

- Incorporate aesthetic considerations into harvesting and road design
- Implement the "green-up" requirement in policies and plans

Objective 6 Manage company lands of ecologic, geologic or historic significance in a manner that accounts for their special qualities.

- Identify and manage special sites
- Work with internal and external groups to address the protection of important sites and rare, threatened or endangered species
- Maintain public access for recreation and education as appropriate

Objective 7 Contribute to biodiversity by enhancing landscape diversity and providing an array of habitats.

- Manage company lands to achieve a diversity of forest age classes
- Implement a land classification system based on management intensity and/or ecological objectives

Objective 8 Continue to improve forest utilization to help ensure the most efficient use of forest resources.

- Work with mill managers to better utilize species and low-grade material
- Merchandise harvested material to ensure highest and best use

Objective 9 Continue the prudent use of forest chemicals to improve forest health and growth while protecting employees, neighbors, the public, and sensitive areas, including streamcourses and adjacent lands.

- Supervision of forest chemical applications by designated state trained or certified applicator
- Implement plans for appropriate handling of forest chemicals, including storage, transport, spills, drift, signage, and public notification

Objective 10 Broaden the practice of sustainable forestry by further involving nonindustrial landowners, loggers, consulting foresters and company employees who are active in wood procurement and landowner [illegible]

- Staff positions devoted to natural resource education
- Support development of educational materials for use with nonindustrial [illegible]
- Use only professionally trained loggers on Willamette operations [illegible]

Objective 11 Publicly report Program Participants' progress in fulfilling their commitment [illegible]

- Track all categories of information needed for annual reports
- Promptly respond to the annual SFI survey questionnaire

Objective 12 Provide opportunities for the public and the forestry community to partic[illegible]

- Support State Implementation Committee efforts to address [illegible] Program Objectives [illegible]
- [illegible] fields

Glossary

Bd. ft. (board feet)

Clearcut

Conifer

Deciduous trees

Downed logs

Ecosystem

Fee lands

Free to grow

Green-up

Habitat

Landscape diversity

Leave trees

Legacy roads

[illegible]

[illegible]

[illegible]

[illegible]

Purchased stumpage tracts

Recovery boiler

Riparian

Sap stain treatment

Seed orchard

Slash

Snag

Spec[illegible]

[illegible]

Sustainable [illegible]

Thinning

Vertical [illegible]

VOC

Business Overview

Willamette Industries, Inc. (the "company") was founded in 1906 as the Willamette Valley Lumber Co. in Dallas, Oregon. In 1967, Willamette Valley and several related firms merged to form Willamette Industries, Inc. Our stock has been publicly traded since 1968. Willamette is a diversified, integrated forest products company with 103 manufacturing facilities in 24 states, France, Ireland and Mexico.

We operate in a very competitive industry consisting of thousands of companies, some larger and more diversified, others much smaller, producing only one or two products. Very competitive conditions exist in every industry segment in which the company operates. The company competes in its markets primarily through price, quality and service. We feel our strengths are our vertical integration; our geographically diverse, modern, fiber-and energy-efficient facilities; our engineering and construction capabilities; our concentration on a focused, related product range; our balance among building materials and white and brown paper products; our 58% sawlog self-sufficiency; and an organizational structure that encourages teamwork as well as individual initiative.

White Paper

Market Pulp and Fine Paper Four fine paper mills manufacture 11% of the nation's uncoated free sheet production. The company's pulp mills produce pulp primarily for consumption at our fine paper mills, but we also produce [illegible] of the nation's bleached hardwood market pulp, which is sold to outside customers. Chips from [illegible] are the primary fiber source [illegible]

Communication Papers [illegible] plants manufacture [illegible] tous forms. Additionally, [illegible] brand and Willamette [illegible] sheet printer paper. [illegible] production. [illegible] own sales force [illegible]

Brown Paper

Brown Paper [illegible] production of [illegible] Nearly all of the [illegible] Willamette's [illegible] and Oregon [illegible]

Building Materials

Lumber Nine sawmills manufacture 2% of the nation's lumber production. Lumber products are marketed through independent wholesalers and distributors throughout the U.S.

Structural Panels Plywood panels manufactured at nine plants and oriented strand board (OSB) manufactured at one plant account for 9% and 3%, respectively, of the nation's production. Both products are marketed nationwide through independent wholesalers and distributors.

Composite Panels Four particleboard plants manufacture 13% of the nation's particleboard. In addition, the company has a particleboard plant in France that produces 1% of European production. Three medium density fiberboard (MDF) plants produce 22% of the nation's MDF. MDF is also manufactured at facilities in Ireland and France, which account for 6% of European production. The composite panel plants produce value-added products including color-coated, laminated, fire-rated and moisture-resistant boards. Composite panel products are sold nationwide through independent wholesalers and distributors.

Engineered Wood Products Two laminated beam plants account for [illegible] of the nation's production. Three laminated veneer lumber [illegible] 9% of the [illegible] [illegible]

Supplementary Business Segment Information

(dollar amounts in thousands)

	1999	%	1998	%	1997	%	1996	%	1995	%
Sales to outside customers:										
White Paper:										
Communication papers and cut sheets	$ 814,464	20	725,866	20	683,435	19	722,881	21	829,472	[illegible]
Market pulp and fine paper	327,847	8	340,657	9	346,214	10	316,383	9	403,741	[illegible]
Total White Paper	1,142,311	28	1,066,523	29	1,029,649	29	1,039,264	30	1,233,213	32
Brown Paper:										
Packaging	1,229,548	30	1,151,366	31	1,007,765	29	1,077,892	31	[illegible]	[illegible]
Other	238,892	6	227,644	6	201,270	6	226,756	7	[illegible]	[illegible]
Total Brown Paper	1,468,440	36	1,379,010	37	1,209,035	35	1,304,648	38	[illegible]	[illegible]
Building Materials:										
Lumber	290,233	7	233,997	6	220,822	6	179,323	5	[illegible]	[illegible]
Structural panels	465,967	11	361,958	10	366,246	10	380,977	11	[illegible]	[illegible]
Composite panels	383,296	10	367,072	10	344,624	10	[illegible]	8	[illegible]	[illegible]
Other wood products	327,722	8	291,722	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Building Materials	1,467,218	36	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total net sales[1]	$ 4,077,969	100	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Intersegment sales at market value:										
Building Materials	$ 48,279		[illegible]		[illegible]		[illegible]		[illegible]	
Gross profit (GP):		GP%								
White Paper	$ 177,486	16	[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	326,990	22	[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	312,191	21	[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	$ 816,667	20	[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]										
[illegible]	$ 118,955		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	225,283		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	253,910		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	(47,879)		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	$ 550,269		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	(11,710)		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	125,284		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	$ 413,275		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]										
[illegible]	$ 124,175		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	68,333		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	106,496		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	4,715		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	$ 303,719		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	$ 62,269		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	161,144		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	64,426		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	2,407		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	$ 290,246		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	$ 1,838,043		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	1,149,123		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	1,734,945		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	83,750		[illegible]		[illegible]		[illegible]		[illegible]	
[illegible]	$ 4,797,861		[illegible]		[illegible]		[illegible]		[illegible]	

The company's three basic businesses—white paper, brown paper and building materials—are affected by changes in general economic conditions. White and brown paper sales and earnings tend to follow the general economy. The sales and earnings of the building materials business are closely related to new housing starts, remodeling activity and the availability and terms of financing for construction. All industry segments are influenced by global economic factors of supply and demand. In addition, the costs of wood and recycled fiber, basic raw materials for the company's three segments, are sensitive to various supply and demand factors including environmental issues.

Results of Operations 1999 vs. 1998

Consolidated net sales increased 10.2% and operating earnings increased 109.4% in 1999 compared to 1998. Improved performances from all three segments contributed to the increase over the prior year. Also contributing to the improvement in earnings was a change in estimate for the depreciable lives of property, plant and equipment. The change was based on a study performed by the company's engineering department, comparisons to typical industry practices and the effect of the company's extensive capital investments which have resulted in a mix of assets with longer productive lives due to technological advances. The change in estimate increased 1999 operating earnings by $82.4 million and net income by $51.9 million, or $0.46 per diluted share.

White paper struggled in the early part of 1999 as markets continued to be depressed from the Asian turmoil of 1998. However, by the third quarter markets were rebounding and the upswing continued into the fourth quarter. Net sales increased 7.1% and operating earnings were up 102.8% (40.3% before the effect of the depreciation change) when compared to the prior year. The improvement was due to increased unit shipments which offset average sales price declines. Forms shipments increased 11.2% as a result of increasing our market share. Cut sheet volumes improved 20.0% primarily due to our continued focus on sales to office superstores. Additionally, 1999 included a full year of operation from our Brownsville, Tennessee, cut sheet plant, which came on line in February 1998, and a new cut sheet plant in Washington Court House, Ohio, which came on line in November 1999. Hardwood market pulp unit shipments increased 15.9% as the company was able to take advantage of pulp markets in 1999.

While unit shipments were strong in 1999, average sales prices remained below 1998 levels. Continuous forms average sales prices declined 2.3%; cut sheets 4.8% and fine paper, 1.1%. The only product line to exceed 1998 levels was hardwood market pulp, which increased 18.1%. While prices were down year-over-year, third and fourth quarter trends were positive. As a result, 1999 fourth quarter average sales prices were above 1998 yearly averages. Raw material costs slightly reduced operating margins during the period as chip costs increased 1.5% over 1998. The gross profit margin for white paper increased to 15.5% in 1999 from 10.9% in 1998.

Brown paper sales and earnings were solid throughout 1999, as we once again out-performed the industry in percentage of volume growth for the year. Net sales increased 6.5% and earnings increased 35.2% (21.0% before the effects of the depreciation change) compared to 1998. Unit shipments for corrugated containers improved 4.3% and grocery bags increased 5.1% over 1998 levels. The increased volume in corrugated containers resulted from additional converting capacity from capital improvements and strong demand from our expanding customer base. Bag unit shipments increased for the first time since 1994 due to the continued growth of the handle bag, which is recapturing market share from plastics. Average sales prices increased for all product lines in 1999: corrugated containers were up 2.9% and grocery bags were up 1.4% over the prior year.

Raw material costs reduced brown paper earnings as old corrugated container (OCC) prices increased 6.3% from 1998 levels. The gross profit margin for brown paper was 22.3% in 1999 compared to 19.1% in 1998.

Building materials posted a strong year in 1999 as net sales improved 16.9% and operating earnings increased 215.0% (187.5% before the effect of the depreciation change) compared to 1998. Average sales prices were up in every product line in 1999 except for our international products. Oriented strand board (OSB) showed the greatest improvement as average sales prices increased 30.1% over 1998. Other product lines showed increases of 17.4% for plywood, 16.3% for lumber, 2.6% for particleboard and 4.1% for domestic medium density fiberboard (MDF). The only decline in sales price realizations came from our international MDF line, which experienced a decline of 17.2%.

Operating Earnings
millions of dollars
Brown Paper
White Paper
Building Materials
400
320
240
160
80
95 96 97 98 99

Unit shipments increased in 1999 as demand remained strong. Plywood improved 11.4% and OSB increased 7.4%. The increased plywood volume partially resulted from a full year of production at the Zwolle, Louisiana, plant which closed for six months in 1998 due to fire damage. Lumber shipments were strong as well, improving 8.6% over 1998 levels. Volume increases were the result of a strong U.S. housing market through late fall and a full year of operation at our new small-log sawmill in Taylor, Louisiana. The company's composite panel markets also saw growth in 1999, as particleboard increased 12.0% and MDF increased 6.2%. These improvements were the result of the acquisition of an MDF plant in Morcenx, France in March 1998 and a particleboard plant in [illegible], France in June 1999. As a result of the favorable price and volume changes, the gross profit margin for building materials increased significantly to 21.3% in 1999 from 10.8% in 1998.

Selling and administrative expenses increased $13.9 million or 5.5% in 1999 due to the continued expansion of company operations. Selling and administrative expenses as a percentage of sales decreased to 6.5% in 1999 from [illegible] in 1998.

Other income (expense) of $11.7 million was primarily related to the reserve set up to approximate potential non-tax deductible penalties from a federal Clean Air Act assessment.

Interest expense decreased $6.7 million or 5.1% in 1999 to $125.3 million. The reduction occurred despite a decrease in capitalized interest to $4.0 million from $13.6 million in 1998. Interest expense declined as a result of reducing total debt in 1999 by $231.8 million. The company's effective interest rate increased to 7.16% from 7.06% in the prior year.

Results of Operations 1998 vs. 1997

Consolidated net sales improved 5.7% and operating earnings increased 16.2% in 1998 compared to 1997. A strong performance from the brown paper segment and increases in unit shipments for many product lines contributed to the results.

White paper net sales improved 3.6% over the prior year as increases in unit shipments more than offset decreases in average sales prices. While sales were up compared to 1997, operating earnings declined [illegible]% in 1998, primarily as a result of pricing pressures on market pulp and fine paper. Average sales prices for cut sheet and continuous forms showed slight increases over the prior year, while hardwood market pulp and fine paper declined 9.0% and [illegible]%, respectively, from 1997. The price decline resulted from difficulties in Asian economies. Also negatively affecting white paper results were increased chip costs of [illegible]% and [illegible] costs for the new paper machine at [illegible]

White paper [illegible] 1998 as cut sheets increased [illegible] 5.5%. The [illegible]

[illegible]

While prices declined for most product lines, strong housing starts and low interest rates helped fuel unit ship[illegible] increases for most product lines in 1998. Lumber was the primary benefactor as unit shipments improved 21.0% over the prior year. In addition, the start-up of our new small-lo[illegible] sawmill in Taylor, Louisiana, in August 1998 and other ca[illegible] project completions helped increase unit shipments. Oth[illegible] unit shipment improvements included particleboard of 3.[illegible] and MDF of 15.7% over the prior year. MDF shipments increa[illegible] due to capital projects and the acquisition of a facility in [illegible] Morcenx, France in March 1998. Decreased plywood ship[illegible] of 7.7% were the result of the closure of the Taylor, Lou[illegible] mill in July 1997, and downtime at our Zwolle, Louisia[illegible] due to a fire that halted production in April 1998.

Selling and administrative expenses increased [illegible] 1998 due to assimilation of acquisitions and expansions during the year. Selling and administrative expense a[illegible] centage of sales, however, declined to 6.[illegible] to 7.0% for 1997.

Interest expense [illegible] $117.0 million in [illegible] interest rate [illegible] crease in expense [illegible] million in [illegible] ized interest [illegible] 1997, result[illegible] in June 199[illegible]

Liquidity & C[illegible]

[illegible]

Capital Expenditures
millions of dollars



89 90 91 92 93 94 95 96 97 98 99

Major capital projects underway at December 31, 1999 include:

- *Construction and installation of a new recovery boiler and steam turbine generator at the Albany, Oregon, paper mill.*
- *Construction of a new corrugated box plant in Phoenix, Arizona.*
- *Relocation of the Elk Grove, Illinois corrugated facility.*
- *Installation of a steam turbine generator at Kentucky Mills.*
- *Upgrade of the #5 paper machine at Johnsonburg, Pennsylvania.*
- *Construction of a new particleboard plant near Bennettsville, South Carolina.*
- *Construction of a new small-log sawmill near Chester, South Carolina.*
- *Capacity increase at our particleboard plant in Linxe, France.*

The cost of all major projects in progress at December 31, 1999 is estimated to be approximately $422.9 million, of which $179.4 million has already been spent. These projects will be funded with internally generated cash flows and external borrowings if needed.

In December 1998, the company sold 117,000 acres of southwest Washington timberland for $234.0 million. The company acquired the land in 1996 as part of the purchase of Cavenham Forest Industries. The forestlands were sold as they were not critical to the long-term fiber supply needs of the company's operations. Proceeds of the sale were used to pay down debt during 1998.

In June 1998, the company initiated a medium-term note program and issued $100.2 million of notes as of December 31, 1998. The medium-term notes carry interest rates ranging from 6.45% to 6.60% and maturities from 11 to 15 years. In addition, in January 1998, the company issued $200.0 million in debentures - $100.0 million at 6.45% due 2005 and $100.0 million at 7.00% due 2018. Proceeds from both issuances were used to replace notes maturing in 1998 and reduce other bank borrowing.

The total debt-to-capital ratio declined to 42.8% at December 31, 1999 from 48.3% at December 31, 1998, representing a debt reduction of $231.8 million. The company believes it has the resources available to meet its long-term liquidity requirements. Resources include internally generated funds and borrowing agreements.



Total Debt-to-Capital Ratio
percentage



89 90 91 92 93 94 95 96 97 98 99

In 1998, the company's board of directors authorized the repurchase of $25.0 million of the company's common stock. The company repurchased 470,900 shares for $13.0 million during the third and fourth quarters of 1998.

On April 20, 1999, the company's board of directors voted to raise the quarterly cash dividend from $0.16 to $0.18 per share, which was a 12.5% increase; however, there is no assurance as to future dividends as they depend on earnings, capital requirements and financial condition.

Other Matters

The company believes it is in substantial compliance with federal, state and local laws regarding environmental quality.

In early 1998, the U.S. Environmental Protection Agency (EPA) released the final rules regarding air and water quality known as the "cluster rules." Compliance with the cluster rules is required by 2001, however, certain exceptions to the rules extend the time period for specific compliance requirements up to eight years from adoption. The company, through previously completed and future projects, has made significant progress toward upgrading our mills and plans to have all mills in compliance with the cluster rules by the required deadlines.

The company's other operations are faced with increasingly stringent environmental regulations. In the fourth quarter of 1997, the company received a series of requests for information from the EPA under Section 114 of the Clean Air Act (the Act) with respect to the company's building materials operations. The requests have focused on compliance with regulations under the Prevention of Significant Deterioration (PSD) Program under the Act. On May 7, 1998, the EPA issued a Notice of Violation (NOV) alleging violations of the Act and related state regulations, and on December 11, 1998, issued a second NOV supplementing and clarifying the first NOV. The company has responded to the allegations and has had many meetings and extensive correspondence with the EPA and the U.S Department of Justice to negotiate a resolution of the issues raised by the NOVS. Settlements by other companies in the wood products industry that have received NOVS under the Act have involved the payment of substantial penalties and agreements to install emission control equipment and undertake supplemental environmental projects. The company has established a $10.0 million reserve as an estimate of the potential non-tax deductible penalties resulting from these proceedings.

In November 1998, the company received from the EPA a request for information under Section 114 of the Act requesting information with respect to the company's Johnsonburg, Pennsylvania, pulp and paper mill. This request also focused on compliance with PSD regulations. Subsequently, on April 19, 1999, the company received an NOV relating to its Johnsonburg mill. The NOV asserts violations of the Act relating to two alleged major modifications to the plant, allegedly without proper PSD permits and without complying with applicable PSD requirements. The company is reviewing the allegations contained in this NOV and has been meeting with federal and state officials to discuss the issues raised by the NOV. In August 1999, the company received another Section 114 information request from the EPA relating to the company's paper mill in Campti, Louisiana. Also, in November 1999, the company received Section 114 information requirements from the EPA relating to the company's paper mill in Hawesville, Kentucky.

Based upon either enacted or proposed regulations, the company estimates that over the next five years, additional capital expenditures to comply with environmental regulations will not exceed $100.0 million. Although future environmental capital expenditures cannot be predicted with any certainty because of continuing changes in laws, the company believes that compliance with such environmental regulations will not have a material adverse effect upon the company's financial position.

In 1996, the company began addressing the possible effects of the Y2K issue on its information, financial and manufacturing systems. These efforts included inventory assessment, modification and testing of these key systems.

Modification, testing and implementation of all critical systems was completed early in the fourth quarter of 1999. With the passing of January 1, 2000, the company has experienced no significant Y2K problems. As of December 31, 1999, the company had spent $8.3 million on Y2K compliance. These costs were expensed as incurred. No further significant expenditures are expected.

Over the years, inflation has resulted in replacement costs higher than those originally needed to purchase existing plant and equipment. Advances in technology and environmental concerns also contribute to higher costs. Productivity gains because of technological improvements may partially offset these increased costs. Our use of LIFO to value inventories allows us to include these inflationary costs in the cost of sales.

Forward-looking Statements

Statements contained in this report that are not historical in nature, including without limitation the discussion of forecasted sales and production volumes, the impact of environmental regulations, the impact of Y2K compliance and the adequacy of the company's liquidity resources, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Such risks and uncertainties with respect to the company include the effect of general economic conditions; the level of new housing starts and remodeling activity; the availability and terms of financing for construction; competitive factors, including pricing pressures; the cost and availability of wood fiber; the effect of natural disasters on the company's timberlands; [illegible]; risk of nonperformance by third parties; and the impact of environmental regulations and the [illegible] costs associated with complying with such regulations. [illegible] uncertainties, investors are cautioned not to [illegible] on such forward-looking statements. The [illegible] any obligation to publicly announce the [illegible] to any forward-looking statements [illegible] reflect future events or developments.

Independent Auditors' Report

The Board of Directors and Stockholders
Willamette Industries, Inc.:

KPMG LLP

KPMG LLP
Portland, Oregon
February [illegible]

Index to Financial Statements

26 [illegible]

27 [illegible]

28 [illegible]

29 [illegible]

30-33 [illegible]

CONSOLIDATED Balance Sheets

(dollar amounts, except per share amounts, in thousands)

DECEMBER 31,	1999	[illegible]
Assets		
Current assets:		
Cash	$ 25,557	[illegible]
Accounts receivable, less allowance for doubtful accounts of $3,222 (1998—$4,300)	382,763	[illegible]
Inventories (note 3)	445,110	[illegible]
Prepaid expenses and timber deposits	36,160	[illegible]
Total current assets	889,590	[illegible]
Timber, timberlands and related facilities, net (note 9)	1,057,529	[illegible]
Property, plant and equipment, net (note 4)	2,751,210	[illegible]
Other assets	99,532	[illegible]
	$ 4,797,861	[illegible]
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments on long-term debt (note 5)	$ 3,256	[illegible]
Notes payable (note 5)	13,617	[illegible]
Accounts payable, includes book overdrafts of [illegible] (1998—$55,080)	212,222	[illegible]
Accrued payroll and related expenses	77,043	[illegible]
Accrued interest	38,525	[illegible]
Other accrued expenses	65,256	[illegible]
Accrued income taxes (note 6)	22,208	[illegible]
Total current liabilities	432,119	[illegible]
[illegible]	491,374	[illegible]
Other liabilities	41,813	[illegible]
[illegible]	1,628,843	[illegible]
[illegible]		[illegible]
[illegible]		[illegible]
[illegible]	—	[illegible]
[illegible]		[illegible]
[illegible]	55,794	[illegible]
[illegible]	303,626	[illegible]
[illegible]	1,844,292	[illegible]
[illegible]	2,203,712	[illegible]
	$ 4,797,861	[illegible]

CONSOLIDATED STATEMENTS *of* Earnings (dollar and share amounts, except per share amounts, in thousands)

FOR THE YEARS ENDED DECEMBER 31,	1999	1998	1997
Net sales	$ 4,077,969	3,700,282	3,501,376
Cost of sales	3,261,302	3,185,028	3,029,892
Gross profit	816,667	515,254	471,484
Selling and administrative expense	266,398	252,510	245,319
Operating earnings	550,269	262,744	226,165
Other income (expense)	(11,710)	2,029	2,088
	538,559	264,773	228,253
Interest expense	125,284	131,990	116,990
Earnings before provision for income taxes	413,275	132,783	111,263
Provision for income taxes (note 6)	152,800	43,800	38,300
Net earnings	$ 260,475	88,983	72,963
Earnings per share — basic	$ 2.34	0.80	0.66
Earnings per share — diluted	$ 2.33	0.80	0.65
Weighted average shares outstanding — basic	111,375	111,302	110,975
Weighted average shares outstanding — diluted	112,001	111,747	111,550

Per share earnings, both basic and diluted, are based on the weighted average number of shares outstanding.
Diluted weighted average shares outstanding are calculated using the treasury stock method and assume all stock options are exercised. See note 8.

See accompanying notes to consolidated financial statements.

SELECTED QUARTERLY Financial Data (dollar amounts, except per share amounts, in thousands)

(UNAUDITED)

					[illegible]	
			Net Sales	Gross Profit	Amount	Per Share (diluted)
1999	1st Quarter	$	923,453	145,158	31,594	.28
	2nd Quarter		1,007,369	198,961	63,314	.57
	3rd Quarter		1,087,899	242,919	81,958	.73
	4th Quarter		1,059,248	229,629	83,609	.75
	Total	$	4,077,969	816,667	260,475	2.33
1998	1st Quarter	$	900,075	124,252	22,081	.20
	2nd Quarter		946,390	128,947	24,014	.21
	3rd Quarter		956,794	151,308	35,735	.32
	4th Quarter		897,023	110,747	7,153	.07
	Total	$	3,700,282	515,254	88,983	.80
1997	1st Quarter	$	855,192	109,296	13,317	.12
	2nd Quarter		879,348	118,815	17,750	.16
	3rd Quarter		888,795	122,668	20,697	.18
	4th Quarter		878,041	120,705	21,199	.19
	Total	$	3,501,376	471,484	72,963	.65

CONSOLIDATED STATEMENTS *of* Stockholders' Equity

(dollar amounts, except per share amounts, in thousands)

FOR THE YEARS ENDED DECEMBER 31,	1999	1998
Common Stock		
Balance at beginning of year	$ 55,490	55,675
2-for-1 stock split	—	—
Shares issued for options exercised	304	50
Stock repurchased and canceled	—	[illegible]
Balance at end of year	$ 55,794	[illegible]
Capital Surplus		
Balance at beginning of year	$ 285,140	[illegible]
2-for-1 stock split	—	[illegible]
Shares issued for options exercised	18,486	[illegible]
Stock repurchased and canceled	—	[illegible]
Balance at end of year	$ 303,626	[illegible]
Retained Earnings		
[illegible]	$ 1,661,801	[illegible]
[illegible]	260,475	[illegible]
[illegible] common stock ($.70, $.64, and [illegible] 1997, respectively)	(77,984)	[illegible]
[illegible]	$ 1,844,292	[illegible]

[illegible] statements.

CONSOLIDATED STATEMENTS *of* Cash Flows

(dollar amounts, except per share amounts, in thousands)

FOR THE YEARS ENDED DECEMBER 31,	1999	1998	1997
Cash Flows from Operating Activities:			
Net earnings	$ 260,475	88,983	72,963
Adjustments to reconcile net earning to net cash from operating activities:			
Depreciation	240,374	296,466	268,030
Cost of fee timber harvested	46,197	54,376	52,649
Other amortization	17,148	20,299	18,270
Increase in deferred income taxes	86,938	7,683	28,650
Changes in working capital items:			
Accounts receivable	(69,760)	4,167	(34,293)
Inventories	(31,015)	(14,623)	(28,646)
Prepaid expenses and timber deposits	23,224	(7,778)	1,463
Accounts payable and accrued expenses	23,159	(26,381)	23,568
Accrued income taxes	6,126	12,250	(13,276)
Net cash from operating activities	602,866	435,442	389,378
Cash Flows from Investing Activities:			
Proceeds from sale of assets	5,965	237,422	162,711
Expenditures for property, plant and equipment	(267,856)	(417,772)	(506,348)
Expenditures for timber and timberlands	(8,026)	(8,767)	(7,782)
Expenditures for roads and reforestation	(14,364)	(15,300)	(13,778)
Other	(33,329)	(9,582)	9,624
Net cash from investing activities	(317,610)	(213,999)	(335,573)
Cash Flows from Financing Activities:			
Net change in operating lines of credit	(33,635)	(27,630)	23,985
Debt borrowing	27,770	591	175,415
Proceeds from sale of common stock	18,725	3,117	16,109
Repurchased common stock	—	(12,979)	—
Cash dividends paid	(77,984)	(71,227)	(71,005)
Payment on debt	(225,934)	(109,556)	(172,931)
Net cash from financing activities	(291,058)	(217,684)	(28,427)
Net change in cash	(5,802)	3,759	5,378
Cash at beginning of year	31,359	27,600	22,222
Cash at end of year	$ 25,557	31,359	27,600
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 126,292	130,796	116,987
Income taxes	$ 52,916	24,369	[illegible]

See accompanying notes to consolidated financial statements.

Notes to CONSOLIDATED FINANCIAL STATEMENTS December 31 1999, 1998 and 1997 (dollar amounts, except per share amounts, in thousands)

NOTE 1 Nature *of* Operations

Willamette Industries, Inc. is a diversified, integrated forest products company with 103 manufacturing facilities in 24 states, France, Ireland and Mexico. The company's principal lines of business are white paper, brown paper and building materials. The company produces hardwood market pulp, fine paper, specialty printing papers, business forms, cut sheets kraft linerboard, corrugating medium, bag paper, corrugated containers, paper bags, inks, lumber, plywood, particleboard, MDF, OSB, laminated beams, LVL, I-joists and other value-added wood products. Based on 1999 sales, the company's business is comprised of 28% white paper, 36% brown paper and 36% building materials. The company sells approximately 91% of its products in the United States; its primary foreign markets are Asia and Europe.

NOTE 2 Summary *of* Significant Accounting Policies

A **Principles of Consolidation** The consolidated financial statements include the accounts of all majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated upon consolidation.

B **Inventories** Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method for all major classes of inventory. All other inventories are valued at average cost.

C **Property, Plant and Equipment** [illegible] plant and equipment [illegible] for new facilities [illegible] lives [illegible] minor [illegible] are [illegible] are [illegible] loss [illegible] ation [illegible] useful [illegible] amort[illegible]

D [illegible] acco[illegible] and [illegible] with [illegible] ear[illegible]

G **Business Segments** The company's various product lines have been aggregated into three segments—white paper, brown paper and building materials—based on the similar nature of the products, the ecomonic conditions affecting those prod[illegible] and the management and reporting of those products with[illegible] the company. Information with respect to the segments is included in the Supplementary Business Segment Informat[illegible] on page 20.

H **Use of Estimates** Generally accepted accounting pri[illegible] require management to make estimates and assumptions [illegible] affect the reported amount of assets, liabilities and conti[illegible] cies at the date of the financial statements and the amoun[illegible] of revenues and expenses during the period. Actual result[illegible] differ from those estimates.

I **Reclassifications** Certain reclassifications have bee[illegible] to prior years' data to conform with the 1999 presenta[illegible]

NOTE 3 Inventories

The major components of inventories are as follows:

DECEMBER 31,	1999
Finished product	$ 139,385
Work in progress	7,722
Raw material	198,866
Supplies	99,137
	$ 445,110
Valued at:	
LIFO cost	$ 288,161
Average cost	156,949

If current cost rather [illegible] pany inventories would [illegible] $49,548 higher [illegible]

NOTE 4 Property [illegible]

Property, plant [illegible] follows:

	19[illegible]
Land	$ 41,9[illegible]
Buildings	380,0[illegible]
Machinery & equi[illegible]	4,560,[illegible]
Furniture & fi[illegible]	92,[illegible]
Leasehold imp[illegible]	6,[illegible]
Construction in [illegible]	[illegible]
	[illegible]
Accumulated [illegible]	[illegible]
	$ 2,2[illegible]

NOTE 5 Long-term Debt

Long-term debt consists of the following:

DECEMBER 31,	1999	1998
Notes payable to public:		
9.625%, due in 2000	$ 150,000	150,000
7.75%, due in 2002	100,000	100,000
9.125%, due in 2003	50,000	50,000
6.45%, due in 2005	100,000	100,000
7.00%, due in 2018	100,000	100,000
9.00%, due in 2021	150,000	150,000
7.35%, due in 2026	200,000	200,000
7.85%, due in 2026	200,000	200,000
Medium-term notes, with interest rates ranging from 6.45% to 7.20%, due in varying amounts through 2013	205,700	205,700
Bank loans, with interest rates averaging 6.20% and 5.52%, due in varying amounts through 2006	250,625	445,000
Revenue bonds, with interest rates averaging 5.04% and 4.59%, due in varying amounts through 2026	113,440	113,800
Other long-term debt, with interest rates averaging 8.62% and 7.43%, due in varying amounts through 2006	12,334	8,850
	1,632,099	1,823,350
Less: Current installments	3,256	2,267
	$ 1,628,843	1,821,083

Principal payment requirements on the above debt for the four years subsequent to 2000 are: 2001, $ 230,088; 2002, $117,503; 2003, $69,852; 2004, $10,458.

The company has a revolving loan with a group of banks that provides for borrowings up to $450,000 in principal amount and provides backup for a master note program. At December 31, 1999, the outstanding balance covered under the revolving loan was $225,000. At December 31,1999, $150,000 of notes payable due in 2000 were classified as long-term debt as the company plans to refinance the notes in 2000.

The company utilized short-term borrowings with a number of banks at various times during 1999 and 1998 of which $13,617 was outstanding at December 31, 1999. The weighted average interest rate on short-term borrowings at December 31, 1999 and 1998 was 5.65% and 5.46%, respectively. Interest is based upon prevailing short-term rates in effect at the time of the transaction.

The fair value of the company's long-term debt is estimated to be approximately $1,606,000, based on the quoted market prices for the same or similar issues or on the current rates offered to the company for debt with the same remaining maturities.

NOTE 6 Income Taxes

The provision for income taxes includes the following:

	1999	1998	1997
Payable (receivable) from taxable earnings	$ 85,563	26,018	(4,350)
Payable (receivable) due to AMT	(19,700)	10,100	14,000
Currently payable	65,863	36,118	9,650
Deferred taxes due to temporary differences for:			
Accelerated depreciation	81,667	26,974	23,395
Other	5,270	(19,292)	5,255
Total deferred	86,937	7,682	28,650
Total provision	$ 152,800	43,800	38,300
Federal income taxes	$ 135,343	36,664	31,600
Other income taxes	17,457	7,136	6,700
	$ 152,800	43,800	38,300

The company's deferred income tax liability is mainly due to depreciation. Differences between the effective tax rate and the federal statutory rate are shown in the following table as a percentage of pretax income:

	1999	1998	1997
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of Federal tax effect	2.5%	2.3%	2.3%
Benefit from foreign taxes	(0.5%)	(3.6%)	(1.3%)
Estimated non-deductible EPA penalty	1.0%	—	—
Other	(1.0%)	(0.7%)	(1.6%)
	37.0%	33.0%	34.4%

The company's consolidated federal income tax returns through 1995 have been examined by the Internal Revenue Service and while final settlement has not been made, management believes that the company has provided for any deficiencies that ultimately might be assessed.

The Tax Reform Act of 1986 expanded the corporate alternative minimum tax (AMT). Under this Act, the company's tax liability is the greater of its regular tax or the AMT. To the extent that company's AMT liability exceeds its regular tax liability, the AMT liability may be applied against future regular tax liabilities. At December 31, 1999, the company had $4,400 in AMT credits.

NOTE 7 Pension *and* Retirement Plans

Contributory Plans The company covers all salaried employees and some hourly employees under 401(k) plans. The amounts contributed by the company vary for the plans. Total plan expenses were $11,515; $11,221; and $10,903 [illegible] and 1997, respectively.

Defined Benefit Plans The company contributes to [illegible] employer retirement plans at fixed payments per [illegible] certain hourly employees. Substantially all other [illegible] the company are covered by non-[illegible] plans. Retirement benefits are based [illegible] compensation prior to retirement [illegible] 1999, 1998 and [illegible] $10,770, [illegible]

As advised by its actuaries, the company makes contributions to provide for benefits attributed to past service, and for those benefits expected to be earned in the future.

Postretirement Benefit Plans The company has a contributory postretirement health plan primarily covering its salaried employees. Employees become eligible for these benefits if they meet minimum age and service requirements.

The following table sets forth reconciliations of the benefit obligation, plan assets, funded status and disclosure of assumptions utilized in the December 31 calculations:

	Defined Benefit Plans		Postretirement Benefit Plans	
	1999	1998	1999	1998
Change in Benefit Obligation:				
Benefit obligation—				
Beginning of year	$ 386,108	342,065	37,348	34,277
Service cost	17,431	15,401	1,203	1,182
Interest cost	27,748	24,585	2,426	2,428
Amendments	17,186	1,671	—	—
Other	(821)	274	783	680
Actuarial (gain) loss	(24,965)	15,448	(2,078)	3,072
Benefits paid	(16,057)	(13,336)	(4,275)	(4,291)
Benefit obligation—				
End of year	$ 406,630	386,108	35,407	37,348
Change in Assets:				
Fair value of assets—				
Beginning of year	$ 528,456	[illegible]	—	—
Actual return on plan assets	77,218	[illegible]	—	—
Employer contribution	4,819	[illegible]	3,381	3,611
Other	(1,194)	[illegible]	894	[illegible]
Benefits paid	(16,057)	[illegible]	(4,275)	[illegible]
Fair value of assets—				
End of year	$ 593,242	[illegible]	—	—
Reconciliation of Funded Status:				
Funded status	$ 186,612	[illegible]	(35,407)	[illegible]
Unrecognized actuarial (gain) loss	(211,453)	[illegible]	6,127	4,516
Unrecognized prior service cost	26,201	[illegible]	251	282
Unrecognized [illegible]	[illegible]	[illegible]	—	[illegible]
Prepaid (accrued) benefit cost	[illegible]	[illegible]	(29,029)	[illegible]
[illegible]				
Discount rate	[illegible]	[illegible]	7.50%	[illegible]
[illegible]	9.00%	[illegible]	—	[illegible]
[illegible]	5.00%	[illegible]	—	[illegible]
[illegible]	—	[illegible]	8.00%	[illegible]

decrease the PBO by $3,141 and decrease the service and [illegible] cost by $306. Various pension plans have benefit obligations [illegible] excess of plan assets. The following table sets forth the unfunded [illegible] status of those plans:

	Defined Benefit [illegible]	
	1999	[illegible]
Benefit obligation	$ 22,381	[illegible]
Plan assets (fair value)	$ 21,718	[illegible]

The components of net periodic benefit cost are as foll[illegible]

	Defined Benefit Plans		Postretirement [illegible]	
	1999	1998	1999	[illegible]
Service cost	$ 17,431	15,401	1,203	[illegible]
Interest cost	27,748	24,585	2,426	[illegible]
Expected return on plan assets	(40,754)	(35,139)	—	[illegible]
Amortization of prior service cost	3,194	[illegible]	31	[illegible]
Amortization of net transition obligation	(566)	[illegible]	—	[illegible]
Recognized actuarial (gain) loss	(3,901)	[illegible]	199	[illegible]
Net periodic benefit cost	$ 3,152	[illegible]	3,859	[illegible]

NOTE 8 Stockholders' [illegible]

The company's 1995 [illegible] (the Plan) provides [illegible] stock appreciation rig[illegible] to directors and key e[illegible] prices not less than th[illegible] date of grant. Options [illegible] year in 33⅓% incre[illegible] date of grant. The [illegible] distribution under [illegible] for stock-based com[illegible] Board Opinion [illegible]

A summary of sto[illegible]

Outstanding December [illegible]	[illegible]
Granted	[illegible]
Exercised	[illegible]
Canceled or surrend[illegible]	[illegible]
Outstanding Decemb[illegible]	[illegible]
Granted	[illegible]
Exercised	[illegible]
Canceled or surren[illegible]	[illegible]
Outstanding December 31, 1998	[illegible]
Granted	[illegible]
Exercised	[illegible]
Canceled or surrendered	[illegible]
Outstanding December 31, 1999	[illegible]
Shares exercisable	[illegible]

Restricted [illegible] no cost based [illegible] performance [illegible] annual [illegible] employee[illegible]

The company has a shareholder rights plan providing for the distribution of rights to shareholders ten days after a person or group becomes the owner of 20% or more of the company's common stock or makes a tender or exchange offer which would result in the ownership of 30% or more of the common stock. Once the rights are distributed, each right becomes exercisable to purchase, for $280, 1/100th of a share of a new series of company preferred stock, which 1/100th share is intended to equal four common shares in market value. Each right is exercisable to purchase, for $280, common shares with a market value of $560. The rights will expire in February 2000.

The board of directors has approved a new shareholder rights plan that will extend the benefits of the existing plan. The new plan lowers the percentage of the company's common stock that a person can own and the threshold for a tender or exchange offer that would trigger the plan to 15%. The new stock purchase rights will have an exercise price of $200.

In September 1998, the board of directors authorized the repurchase of up to $25,000 of the company's common stock. The company repurchased 470,900 shares of common stock for $13,000 in the third and fourth quarters of 1998.

NOTE 9 Dispositions

In December 1998, the company sold 117,000 acres of timberland in southwestern Washington for $234,000. The timberland was acquired in 1996 as part of the Cavenham acquisition. The timberland was sold as it was not critical to the long-term supply needs of the company's Northwest operations. Proceeds of the sale were used to pay down existing debt.

NOTE 10 Contingencies

The company has established a $10,000 reserve as an estimate of non-tax deductible penalties resulting from a federal Clean Air Act assessment of the building materials operations.

There are various other lawsuits, claims and environmental matters pending against the company. While any proceeding or litigation has an element of uncertainty, management believes that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on the company's financial condition or operations.



Manufacturing Facilities December 31, 1999 · 103 facilities

Building Materials

Plywood Production
billions of square feet – 3/8"

Lumber Production
millions of board feet

Particleboard Production

			2000 FORECAST	1999 PRODUCTION
			M Square Ft. (3/8" Basis)	
Plywood	*9 plants*	Chester, SC	246,000	
		Dallas, OR	156,000	
		Dodson, LA	227,000	
		Emerson, AR	241,000	
		Foster, OR	148,000	
		Moncure, NC	115,000	
		Ruston, LA	148,000	
		Springfield, OR	122,000	
		Zwolle, LA	238,000	
		Total Plywood	1,641,000	
Oriented Strand Board	*1 plant*	Arcadia, LA	307,000	
		Total Structural Panels	1,948,000	
			M Board Ft.	
Lumber	*9 mills*	Chester, SC[1]	24,000	
		Coburg, OR	[illegible]	
		Dallas, OR	[illegible]	
		Dodson, LA	[illegible]	
		Lebanon, OR (2 mills)	[illegible]	
		Taylor, LA	[illegible]	
		[illegible], OR	[illegible]	
		Zwolle, LA	[illegible]	
		Total Lumber	[illegible]	
Particleboard	*5 plants*	[illegible]	[illegible]	
Medium Density Fiberboard	*5 plants*	[illegible]	[illegible]	
Engineered Wood	*7 plants*	[illegible]	[illegible]	

Brown Paper		2000 FORECAST	1999 PRODUCTION
Brown Paper		Tons	
4 mills	Albany, OR	567,000	
	Campti, LA	936,000	
	Hawesville, KY	176,000	
	Oxnard, CA	202,000	
	Total Brown Paper	1,881,000	1,839,000
Corrugated Container and Sheets		M Square Ft.	
36 plants	Aurora, IL	1,201,000	
	Beaverton, OR	860,000	
	Bellevue, WA	704,000	
	Bellmawr, NJ	718,000	
	Bowling Green, KY	933,000	
	Cerritos, CA	866,000	
	Compton, CA	825,000	
	Dallas, TX	1,042,000	
	Delaware, OH	666,000	
	Elk Grove, IL	542,000	
	Fort Smith, AR	1,020,000	
	Fridley, MN	1,032,000	
	Golden, CO	743,000	
	Griffin, GA	1,107,000	
	Huntsville, AL	987,000	
	Indianapolis, IN	781,000	
	Kansas City, KS	869,000	
	Lincoln, IL	506,000	
	Louisville, KY	608,000	
	Lumberton, NC	881,000	
	Maryland Heights, MO	740,000	
	Matthews, NC	385,000	
	Memphis, TN	40,000	
	Mexico City, Mexico	434,000	
	Moses Lake, WA	769,000	
	Newton, NC	593,000	
	Phoenix, AZ[2]	265,000	
	Plant City, FL	834,000	
	Portland, OR	256,000	
	Sacramento, CA	826,000	
	San Leandro, CA	1,186,000	
	Sanger, CA	942,000	
	Sealy, TX	840,000	
	St. Paul, MN	634,000	
	[illegible], AZ	43,000	
	[illegible] Memphis, AR	660,000	
	Total Corrugated Containers	26,538,000	25,700,[illegible]
Kraft Bags and Sacks		Tons	
4 plants	[illegible], OR	36,000	
	[illegible] Park, GA	38,000	
	[illegible], TX	22,000	
	Kansas City, MO	20,000	
	Total Kraft Bags and Sacks	116,000	
Preprinted Linerboard		M Square Ft.	
2 plants	Richwood, KY	526,000	
	Tigard, OR	857,000	
	Total Preprinted [illegible]	1,383,000	
Inks and Specialty Products		Tons	
2 plants	[illegible]	5,000	
	[illegible]	3,000	
	Total [illegible]	8,000	

Brown Paper Production
millions of tons

Corrugated Production
billions of square feet

Bag & Sack Production
thousands of tons

White Paper

		2000 FORECAST	1999 PRODUCTION
Market Pulp and Fine Paper	Hawesville, KY	Tons	
5 mills	Market Pulp	136,000	
	Fine Paper	563,000	
	Johnsonburg, PA	408,000	
	Kingsport, TN	167,000	
	Marlboro, SC	322,000	
	Total Market Pulp and Fine Paper	1,596,000	1,593,000
Communication Papers	Cerritos, CA	59,000	
6 plants	Dallas, TX	43,000	
	Indianapolis, IN	61,000	
	Langhorne, PA	60,000	
	Rock Hill, SC	53,000	
	West Chicago, IL	66,000	
	Total Communication Papers	342,000	334,000
Cut Sheets and Other Converting			
6 plants	Brownsville, TN	122,000	
	DuBois, PA	159,000	
	Kingsport, TN	126,000	
	Owensboro, KY	203,000	
	Tatum, SC	108,000	
	Washington Court House, OH	69,000	
	Total Cut Sheets	787,000	697,000


White Paper Production
millions of tons
1.6
1.2
.8
.4
Forms Production
thousands of tons
400
300
200
100


Cut Sheet Production
thousands of tons
700
600
500
400
300
200
100

Geographic Locations

Legend

ELEVEN-YEAR **Selected Financial Data** (dollar amounts, except per share amounts, in thousands)

	1999
Net sales	$ 4,077,9[illegible]
Cost & expenses	
Depreciation, amortization and cost of fee timber harvested	$ 303,[illegible]
Materials, labor and other operating expenses	2,957,[illegible]
Gross profit	816,[illegible]
Selling and administrative expenses	[illegible]
Operating earnings	550,2[illegible]
Interest expense	125,2[illegible]
Other income (expense) [illegible]	(11,7[illegible]
Earnings before [illegible]	413,2[illegible]
Provision for [illegible]	152,[illegible]
Earnings before [illegible]	260,4[illegible]
Accounting change [illegible]	[illegible]
Net earnings [illegible]	260,[illegible]
Cash dividends [illegible]	77,9[illegible]
Earnings [illegible]	182,4[illegible]
Capital expenditures [illegible]	290,2[illegible]
Financial Condition [illegible]	
Working capital [illegible]	$ 457,4[illegible]
Long-term [illegible]	1,628,[illegible]
[illegible]	2,203,[illegible]
Total assets [illegible]	4,797,8[illegible]
[illegible]	
[illegible]	23,0[illegible]
[illegible]	111,[illegible]
[illegible]	
[illegible]	$ 2.[illegible]
[illegible]	[illegible]
[illegible]	2[illegible]
[illegible]	[illegible]
[illegible]	19[illegible]
[illegible]	46[illegible]
[illegible]	1[illegible]

1998	1997	1996	1995	1994	1993	1992	1991	1990	1989
3,700,282	3,501,376	3,425,173	3,873,575	3,007,949	2,622,237	2,372,396	2,004,501	1,904,853	1,891,824
371,141	338,949	302,937	249,165	217,252	194,202	173,784	151,258	107,654	104,250
2,813,887	2,690,943	2,495,345	2,528,570	2,239,185	1,997,246	1,833,919	1,563,939	1,421,241	1,338,692
515,254	471,484	626,891	1,095,840	551,512	430,789	364,693	289,304	375,958	448,882
252,510	245,319	231,862	201,784	184,699	174,413	167,094	145,329	136,624	114,029
262,744	226,165	395,029	894,056	366,813	256,376	197,599	143,975	239,334	334,853
131,990	116,990	92,804	71,050	71,513	63,290	66,422	63,263	29,899	28,836
2,029	2,088	3,861	798	(6,377)	(3,918)	(1,725)	(7,103)	(764)	2,039
132,783	111,263	306,086	823,804	288,923	189,168	129,452	73,609	208,671	308,056
43,800	38,300	114,000	309,000	111,300	78,500	47,900	27,800	79,100	117,000
88,983	72,963	192,086	514,804	177,623	110,668	81,552	45,809	129,571	191,056
—	—	—	—	—	26,364	—	—	—	—
88,983	72,963	192,086	514,804	177,623	137,032	81,552	45,809	129,571	191,056
71,227	71,005	68,520	62,874	52,807	48,213	45,200	40,715	40,676	36,853
17,756	1,958	123,566	451,930	124,816	88,819	36,352	5,094	88,895	154,203
441,839	527,908	485,769	453,523	393,161	386,864	367,173	244,373	346,617	279,958
366,846	308,093	289,134	359,258	138,528	157,576	157,822	147,194	156,677	181,297
1,821,083	1,916,001	1,766,917	790,210	915,797	941,710	843,618	746,622	565,224	387,646
2,002,431	1,994,480	1,976,281	1,846,890	1,387,865	1,257,870	1,164,828	994,460	987,437	981,042
4,697,668	4,811,055	4,720,681	3,413,565	3,033,398	2,884,553	2,527,416	2,219,067	[illegible]	[illegible]
22,000	20,000	20,000	19,000	[illegible]	14,000	11,500	10,500	[illegible]	[illegible]
110,981	111,350	110,707	110,448	110,072	109,794	109,540	101,924	[illegible]	[illegible]
0.80	0.65	1.73	4.65	1.62	1.01	0.76	0.45	[illegible]	[illegible]
—	—	—	—	—	0.24	—	—	—	—
0.80	0.65	1.73	4.65	1.62	1.25	0.76	0.45	[illegible]	[illegible]
0.64	0.64	0.62	0.57	0.48	0.44	0.42	0.40	[illegible]	[illegible]
18.04	17.91	17.85	16.72	12.61	11.46	10.64	9.76	[illegible]	[illegible]
33.50	32.188	34.813	28.125	[illegible]	24.75	20.625	14.875	[illegible]	[illegible]
4.5%	3.7%	[illegible]	[illegible]	14.1%	9.5%	8.2%	4.6%	[illegible]	[illegible]
2.4%	2.1%	[illegible]	[illegible]	5.9%	4.2%	3.4%	2.3%	[illegible]	[illegible]
14,000	13,800	[illegible]	[illegible]	12,200	12,040	12,000	11,350	[illegible]	[illegible]
734,068	717,693	[illegible]	[illegible]	[illegible]	551,172	507,469	451,770	[illegible]	[illegible]

Willamette Industries, Inc.

Board of Directors

WINSLOW H. BUXTON, St. Paul, MN (60)
Chairman, Chief Executive Officer of Pentair, Inc.

GERARD K. DRUMMOND, Portland, OR (62)
Of Counsel of Stoel Rives LLP — Retired

KENNETH W. HERGENHAN, Portland, OR (68)
Retired Partner of Miller Nash LLP

PAUL N. MCCRACKEN, Portland, OR (71)
Chairman and Chief Executive Officer of Tumac Lumber Co.

G. JOSEPH PRENDERGAST, Atlanta, GA (54)
President and Chief Operating Officer of Wachovia Corporation

STUART J. SHELK, JR., Prineville, OR (55)
Managing Director of Ochoco Management, Inc.

ROBERT M. SMELICK, San Francisco, CA (57)
Managing Principal of Sterling Payot Company

WILLIAM SWINDELLS, Portland, OR (69)
Chairman of the Board and
Retired Chief Executive Officer of the Company

MICHAEL [illegible] THORNE, Portland, OR (59)
Executive Director, Port of [illegible]

[illegible]

Group Officers

CHARLES L. CARL (57)
Vice President — Paper Group

MARIO M. COLL, JR. (60)
Vice President — Paper Group

JOHN D. LEFORS (56)
Vice President — Building Materials Group

Division Officers

MICHAEL J. BACON (59)
Vice President — Communication Papers

BILL R. BLACK (58)
Vice President — Building Materials Engineering

PAUL C. BYRNE (60)
Vice President — [illegible]

FRED R. KLING (58)
Vice President — [illegible]

[illegible]

WILLAMETTE INDUSTRIES INC

Filing Type: 10-K
Description: Annual Report
Filing Date: Mar 22, 2000
Period End: Dec 31, 1999

Primary Exchange: New York Stock Exchange
Ticker: WLL

Table of Contents

To jump to a section, double-click on the section name.

10-K

PART I ... 3
Item 1 ... 3
Item 2 ... 5
Table1 ... 6
Table2 ... 7
Item 3 ... 9
Item 4 ... 9
Table3 ... 9
PART II ... 10
Item 5 ... 10
Table4 ... 10
Item 6 ... 10
Table5 ... 10
Item 7 ... 11
Item 8 ... 17
Item 9 ... 17
PART III ... 17
Item 10 ... 17
Item 11 ... 17
Item 12 ... 17
Item 13 ... 18
PART IV ... 18
Item 14 ... 18
Balance Sheet ... 20
Income Statement ... 21
Table8 ... 22
Cash Flow Statement ... 23
Table10 ... 24
Table11 ... 25
Table12 ... 27
Table13 ... 27
Table14 ... 28
Table15 ... 29
Table16 ... 30
Table17 ... 30
Table18 ... 31
Table19 ... 32
Table20 ... 34

EX-4.D

EX-4.D ... 35

EX-12

Table21 48

EX-23

EX-23 48

EX-27

EX-27 49

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999   Commission file number 1-12545

WILLAMETTE INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

OREGON	93-0312940
(State of incorporation)	(I.R.S. Employer Identification No.)

1300 S.W. FIFTH AVENUE, SUITE 3800 PORTLAND, OREGON	97201
(Address of principal executive offices)	(Zip Code)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (503) 227-5581

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common stock, $.50 par value	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes -X- No---

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

State the aggregate market value of the voting stock held by non-affiliates of the registrant.

$3,219,380,103 at February 29, 2000

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date.

Class	Outstanding at February 29, 2000
Common Stock, $.50 par value	111,299,146 shares

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the registrant's definitive proxy statement for its 2000 annual meeting of shareholders are incorporated by reference into Part III hereof.

CROSS REFERENCE SHEET
Showing Location in Definitive Proxy Statement of Items Required
By Form 10-K

Item No ------- Caption	Form 10-K Caption	Definitive Proxy Statement
Item 10	Directors and Executive Officers of the Registrant	Election of Directors Section 16(a) Beneficial Ownership Reporting Compliance
Item 11	Executive Compensation	Executive Compensation Compensation Committee Interlocks and Insider Participation Compensation of Directors Employment Agreements
Item 12	Security Ownership of Certain Beneficial Owners and Management	Holders of Common Stock
Item 13	Certain Relationships and Related Transactions	Compensation Committee Interlocks and Insider Participation

INDEX

Page

Part I

Item 1.
Business....1

General....1
Business Segment Information....1
White Paper....1
Brown Paper....2
Building Materials....2

Timberlands....3

Energy....3

Employees....3
Environmental Matters....3
Item 2. Properties....4
Item 3. Legal Proceedings....8

Item 4. Submission of Matters to a Vote of Security Holders..........................8
Executive Officers of the Registrant.......................................9

Part II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters..10
Item 6. Selected Financial Data..11
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations............................12
Item 7A. Quantitative and Qualitative Disclosures About Market Risk..................19
Item 8. Financial Statements and Supplementary Data...............................19
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure..........................19

Part III

Item 10. Directors and Executive Officers of the Registrant.........................20
(See Part I for Executive Officers of the Registrant)
Item 11. Executive Compensation...20
Item 12. Security Ownership of Certain Beneficial Owners and Management...20
Item 13. Certain Relationships and Related Transactions...20

Part IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K..21

Signatures..22
Index to Consolidated Financial Statements................................24
Index to Exhibits...41

PART I

Item 1. Business

GENERAL

Willamette Industries, Inc. (the "company") was founded in 1906 as the Willamette Valley Lumber Co. in Dallas, Oregon. In 1967, Willamette Valley and several related firms merged to form Willamette Industries, Inc. Our stock has been publicly traded since 1968. Willamette is a diversified, integrated forest products company with 103 manufacturing facilities in 24 states, France, Ireland and Mexico.

We operate in a very competitive industry consisting of thousands of companies, some larger and more diversified, others much smaller, producing only one or two products. Very competitive conditions exist in every industry segment in which the company operates. The company competes in its markets primarily through price, quality and service. We feel our strengths are our vertical integration; our geographically diverse; modern, fiber-and energy-efficient facilities; our engineering and construction capabilities; our concentration on a focused, related range of products; our balance among building materials and white and brown paper products; our 58% sawlog self-sufficiency; and an organizational structure that encourages teamwork as well as individual initiative.

BUSINESS SEGMENT INFORMATION

The company operates in three business segments: white paper, brown paper and building materials. Sales and operating data for the three segments for the past five years are set forth in the five-year comparison captioned "Supplementary Business Segment Information" located on page 30. The company is not dependent on any one significant customer or group of customers. Approximately 91% of the company's total output is sold domestically.

WHITE PAPER

Market Pulp and Fine Paper
Four fine paper mills manufacture 11% of the nation's uncoated free sheet production. The company's pulp mills produce pulp primarily for consumption at our fine paper mills, but we also produce 5% of the nation's bleached hardwood market pulp which is sold to outside customers. Chips from nearby wood converting facilities serve as the primary fiber source for our white paper products.

Communication Papers and Cut Sheets
Six business forms plants manufacture 22% of the nation's production of continuous forms. Additionally, six cut sheet facilities make private brand and Willamette brand (Willcopy(R)) photocopy and cut sheet printer paper. Our cut sheets represent 14% of the nation's production. Business forms and cut sheets are marketed by our own sales force to a variety of consumers and distributors.

1

BROWN PAPER

Brown Paper
Four paper mills manufacture 5% of the nation's production of linerboard, corrugating medium and bag paper. Nearly all of the product is used by, or traded for, the needs of Willamette's box and bag manufacturing plants. In Louisiana and Oregon, our sawmills, plywood plants and timberlands can provide nearly all of our chip needs for our linerboard mills. Recycled fiber, in the form of old corrugated containers, provides 58% of our total fiber needs.

Corrugated Containers and Sheets
Thirty-six corrugated container and sheet plants manufacture 6% of the nation's corrugated box production. Products range from colorful store displays to eye-catching preprinted boxes; from sturdy wax-coated shipping containers to the plain brown box. Corrugated containers are marketed by our own sales force to a variety of industrial and agricultural customers.

Bags
Four bag plants make 13% of the nation's paper bags, marketed by our sales force to grocery, department, drug and hardware stores in the West, Midwest and South.

BUILDING MATERIALS

Lumber

Nine sawmills manufacture 2% of the nation's lumber production. Lumber products are marketed through independent wholesalers and distributors throughout the U.S.

Structural Panels

Plywood panels manufactured at nine plants and oriented strand board (OSB) manufactured at one plant account for 9% and 3%, respectively, of the nation's production. Both products are marketed nationwide through independent wholesalers and distributors.

Composite Panels

Four particleboard plants manufacture 13% of the nation's particleboard. In addition, the company has a particleboard plant in France that produces 1% of European production. Three medium density fiberboard (MDF) plants produce 22% of the nation's MDF. MDF is also manufactured at facilities in Ireland and France, which account for 6% of European production. The composite panel plants produce value-added products including color-coated, laminated, fire-rated and moisture-resistant boards. Composite panel products are sold nationwide through independent wholesalers and distributors.

Engineered Wood Products

Two laminated beam plants account for 26% of the nation's production. Three laminated veneer lumber (LVL) plants and two I-joist plants manufacture 9% of the nation's total production for each product.

2

Engineered wood products are sold in both the domestic and international markets.

TIMBERLANDS

Willamette's 1,728,000 acres of timberland supply approximately 58% of our long-term sawlog needs. The remainder is purchased through private timber sales and open market purchases. Our timberlands are comprised of 734,000 acres in Louisiana, Arkansas and Texas; 610,000 acres in Oregon; and 384,000 acres in Tennessee, Missouri and the Carolinas. We continually look for opportunities to expand our fee timber base and make purchases when it is profitable to do so.

ENERGY

Through cogeneration, the burning of waste materials and the recycling of spent pulping liquors, Willamette's manufacturing facilities are able to generate 61% of our total energy needs.

EMPLOYEES

Willamette employs approximately 14,250 people, of whom about 48% are represented by labor unions with collective bargaining agreements. Agreements covering approximately 1,295 employees expired in 1999. Agreements involving about 1,550 hourly employees are subject to renewal in 2000. Approximately 47% of all salaried employees have been with the company for more than twelve years.

ENVIRONMENTAL MATTERS

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Matters" for a discussion of the effect on the company of laws relating to environmental matters.

3

Item 2. Properties

MANUFACTURING FACILITIES

The following table sets forth information regarding the company's 103 manufacturing facilities at December 31, 1999:

Facility	2000 Forecast	1999 Production
Building Materials		
Plywood (9 Plants)	M Square Ft. (3/8" Basis)	
Chester, South Carolina	246,000	
Dallas, Oregon	156,000	
Dodson, Louisiana	227,000	
Emerson, Arkansas	241,000	
Foster, Oregon	148,000	
Moncure, North Carolina	115,000	
Ruston, Louisiana	148,000	
Springfield, Oregon	122,000	
Zwolle, Louisiana	238,000	
Total Plywood	1,641,000	
Oriented Strand Board (1 Plant)		
Arcadia, Louisiana	307,000	
Total Structural Panels	1,948,000	1,900,000
Lumber (9 Mills)	M Board Ft.	
Chester, South Carolina(1)	24,000	
Coburg, Oregon	180,000	
Dallas, Oregon	154,000	
Dodson, Louisiana	59,000	
Lebanon, Oregon (2 Mills)	167,000	
Taylor, Louisiana	51,000	
Warrenton, Oregon	166,000	
Zwolle, Louisiana	68,000	
Total Lumber	869,000	820,000
Particleboard (5 Plants)	M Square Ft. (3/4" Basis)	
Albany, Oregon	221,000	
Bend, Oregon	180,000	
Lillie, Louisiana	120,000	
Linxe, France	169,000	
Simsboro, Louisiana	110,000	
Total Particleboard	800,000	689,000

(1) Production to begin in the second quarter of 2000.

Facility	2000 Forecast	1999 Production
Medium Density Fiberboard (5 Plants)	M Square Ft. (3/4" Basis)	
Bennettsville, South Carolina	130,000	
Clonmel, Ireland	181,000	
Eugene, Oregon	65,000	
Malvern, Arkansas	145,000	
Morcenx, France	82,000	

Total MDF	603,000	573,000
Engineered Wood Products (7 Plants)	M Board Ft.	
Laminated Beams		
Simsboro, Louisiana	28,000	
Vaughn, Oregon	59,000	
Total Laminated Beams	87,000	83,000
Laminated Veneer Lumber	Hundred Cubic Ft.	
Albany, Oregon	18,800	
Simsboro, Louisiana	20,300	
Winston, Oregon	16,200	
Total LVL	55,300	46,400
I-Joists	M Lineal Ft.	
Simsboro, Louisiana	33,000	
Woodburn, Oregon	47,000	
Total I-Joists	80,000	55,000
Other Divisions (2 Facilities)		
Coburg Veneer - Coburg, Oregon		
Custom Products - Albany, Oregon		
Brown Paper		
Brown Paper (4 mills)	Tons	
Albany, Oregon	567,000	
Campti, Louisiana	936,000	
Hawesville, Kentucky	176,000	
Oxnard, California	202,000	
Total Brown Paper	1,881,000	1,839,000

5

Facility	2000 Forecast	1999 Production
Corrugated Container and Sheets (36 Plants)	M Square Ft.	
Aurora, Illinois	1,201,000	
Beaverton, Oregon	860,000	
Bellevue, Washington	704,000	
Bellmawr, New Jersey	718,000	
Bowling Green, Kentucky	933,000	
Cerritos, California	866,000	
Compton, California	825,000	
Dallas, Texas	1,042,000	
Delaware, Ohio	666,000	
Elk Grove, Illinois	542,000	
Fort Smith, Arkansas	1,020,000	
Fridley, Minnesota	1,032,000	
Golden, Colorado	743,000	
Griffin, Georgia	1,107,000	
Huntsville, Alabama	987,000	
Indianapolis, Indiana	781,000	

Kansas City, Kansas	869,000	
Lincoln, Illinois	506,000	
Louisville, Kentucky	608,000	
Lumberton, North Carolina	881,000	
Maryland Heights, Missouri	740,000	
Matthews, North Carolina	385,000	
Memphis, Tennessee	40,000	
Mexico City, Mexico	434,000	
Moses Lake, Washington	769,000	
Newton, North Carolina	593,000	
Phoenix, Arizona(2)	265,000	
Plant City, Florida	834,000	
Portland, Oregon	256,000	
Sacramento, California	826,000	
San Leandro, California	1,186,000	
Sanger, California	942,000	
Sealy, Texas	840,000	
St. Paul, Minnesota	634,000	
Tulsa, Oklahoma	43,000	
West Memphis, Arkansas	860,000	
Total Corrugated Containers	26,538,000	25,709,000

(2) Production to begin in the third quarter of 2000.

Facility	2000 Forecast	1999 Production
Kraft Bags and Sacks (4 Plants)	Tons	
Beaverton, Oregon	36,000	
Buena Park, California	38,000	
Dallas, Texas	22,000	
Kansas City, Missouri	20,000	
Total Kraft Bags and Sacks	116,000	111,000
Preprinted Linerboard (2 Plants)	M Square Ft.	
Richwood, Kentucky	526,000	
Tigard, Oregon	857,000	
Total Preprinted Linerboard	1,383,000	1,328,000
Inks and Specialty Products (2 plants)	Tons	
Beaverton, Oregon	5,000	
Delaware, Ohio	3,000	
Total Inks	8,000	8,000
White Paper		
Market Pulp and Fine Paper (5 Mills)	Tons	
Hawesville, Kentucky		
Market Pulp	136,000	
Fine Paper	563,000	
Johnsonburg, Pennsylvania	408,000	
Kingsport, Tennessee	167,000	
Marlboro, South Carolina	322,000	
Total Market Pulp and Fine Paper	1,596,000	1,593,000

Communication Papers (6 Plants)	Tons	
Cerritos, California	59,000	
Dallas, Texas	43,000	
Indianapolis, Indiana	61,000	
Langhorne, Pennsylvania	60,000	
Rock Hill, South Carolina	53,000	
West Chicago, Illinois	66,000	
Total Communication Papers	342,000	334,000

Cut Sheets and Other Converting (6 Plants)	Tons	
Brownsville, Tennessee	122,000	
DuBois, Pennsylvania	159,000	
Kingsport, Tennessee	126,000	
Owensboro, Kentucky	203,000	
Tatum, South Carolina	108,000	
Washington Court House, Ohio	69,000	
Total Cut Sheets	787,000	697,000

7

TIMBERLANDS

See Item 1, "Business--Timberlands" for information with respect to the company's timberlands.

Item 3. Legal Proceedings

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Matters" for a discussion of the effect on the company of laws relating to environmental matters and pending proceedings brought thereunder.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the year ended December 31, 1999.

8

Executive Officers of the Registrant

The executive officers of the company are elected annually by the board of directors. At February 10, 2000, the executive officers of the company, their ages at December 31, 1999, and their positions with the company were as follows:

Name	Age	Position
Duane C. McDougall	47	President and Chief Executive Officer
Marvin D. Cooper	56	Executive Vice President - Pulp and paper mills
Greg W. Hawley	39	Executive Vice President and Chief Financial Officer, Secretary and

		Treasurer
William P. Kinnune	60	Executive Vice President-Corrugated containers and bags
J. Eddie McMillan	54	Executive Vice President - Building materials group
Michael R. Onustock	60	Executive Vice President-Pulp and fine paper marketing

Each executive officer, excluding Mr. Hawley, has been employed by the company in his present or in another senior management capacity for more than five years. Mr. Hawley was employed by the company as Vice President - Controller for the past four years until his promotion to his present position effective December 1, 1999. The previous five years he was a Vice President for Nosler, Inc., a private manufacturing company in Oregon.

9

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The company's common stock trades on the New York Stock Exchange (NYSE) under the symbol WLL. At December 31, 1999, there were approximately 23,000 holders (beneficial) of the company's common stock. The following table shows quarterly earnings and dividends per share along with the range of closing prices for 1998 and 1999. The company expects to continue paying regular cash dividends, although there is no assurance as to future dividends as they are dependent upon earnings, capital requirements and financial condition.

	1999			1998		
	Diluted Earnings	Dividends Paid(a)	Closing Price High-Low	Diluted Earnings	Dividends Paid	Closing Price High-Low
1st Quarter	$ 0.28	0.16	39 1/16 - 31 3/4	0.20	0.16	39 3/4 30 13/16
2nd Quarter	0.57	0.18	49 1/16 - 37 13/16	0.21	0.16	40 7/16 29 7/8
3rd Quarter	0.73	0.18	51 3/16 - 39 5/8	0.32	0.16	32 23 1/4
4th Quarter	0.75	0.18	46 9/16 - 38 7/8	0.07	0.16	36 26 1/4

(a) The quarterly dividend was increased to $0.21 per share commencing in the first quarter of 2000.

10

Item 6. Selected Financial Data

The following table shows selected financial data for the company for the periods indicated:

Financial Results
(dollar amounts, except per share amounts, in thousands)

	1999	1998	1997	1996	1995

Net Sales	$ 4,077,969	3,700,282	3,501,376	3,425,173	3,873,575
Costs and Expenses:					
Depreciation, amortization and cost of fee timber harvested.......... $	303,719	371,141	338,949	302,937	249,165
Materials, labor and other operating expenses...............	2,957,583	2,813,887	2,690,943	2,495,345	2,528,570
Gross profit......................	816,667	515,254	471,484	626,891	1,095,840
Selling and administrative expenses..	266,398	252,510	245,319	231,862	201,784
Operating earnings................	550,269	262,744	226,165	395,029	894,056
Interest expense....................	125,284	131,990	116,990	92,804	71,050
Other income (expense)..............	(11,710)	2,029	2,088	3,861	798
Earnings before provision for income taxes....................	413,275	132,783	111,263	306,086	823,804
Provision for income taxes..........	152,800	43,800	38,300	114,000	309,000
Net earnings......................	260,475	88,983	72,963	192,086	514,804
Cash dividends paid.................	77,984	71,227	71,005	68,520	62,874
Earnings retained in the business...	182,491	17,756	1,958	123,566	451,930
Capital expenditures................	290,246	441,839	527,908	485,769	453,523
Financial Condition:					
Working capital..................... $	457,471	366,846	308,093	289,134	359,258
Long-term debt (noncurrent portion).	1,628,843	1,821,083	1,916,001	1,766,917	790,210
Stockholders' equity................	2,203,712	2,002,431	1,994,480	1,976,281	1,846,890
Total assets........................	4,797,861	4,697,668	4,811,055	4,720,681	3,413,555
Common Stock:					
Number of stockholders..............	23,000	22,000	20,000	20,000	19,000
Shares outstanding (in thousands) (1)	111,587	110,981	111,350	110,707	110,448
Per Share: (1)					
Net earnings-diluted................ $	2.33	0.80	0.65	1.73	4.65
Cash dividends paid.................	0.70	0.64	0.64	0.62	0.57
Stockholders' equity................	19.75	18.04	17.91	17.85	16.72
Year-end stock price................	46.438	33.50	32.188	34.813	28.125
Financial Returns:					
Percent return on equity (2)........	13.0%	4.5%	3.7%	10.4%	37.1%
Percent return on net sales.........	6.4%	2.4%	2.1%	5.6%	13.3%
Employment:					
Number of employees.................	14,250	14,000	13,800	13,700	13,180
Wages, salaries and cost of employee benefits................. $	781,392	734,068	717,693	672,280	627,835

(1) All share and per share amounts have been adjusted for stock splits.
(2) Calculated on stockholders' equity at the beginning of the year.

[OBJECT OMITTED]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The company's three basic businesses - white paper, brown paper and building materials - are affected by changes in general economic conditions. White and brown paper sales and earnings tend to follow the general economy. The sales and earnings of the building materials business are closely related to new housing starts, remodeling activity and the availability and terms of financing for construction. All industry segments are influenced by global economic factors of supply and demand. In addition, the costs of wood and recycled fiber, basic raw materials for the company's three segments, are sensitive to various supply and demand factors including environmental issues.

RESULTS OF OPERATIONS 1999 VS. 1998

Consolidated net sales increased 10.2% and operating earnings increased 109.4% in 1999 compared to 1998. Improved performances from all three segments contributed to the increase over the prior year. Also contributing to the improvement in earnings was a change in estimate for the depreciable lives of property, plant and equipment. The change was based on a study performed by the company's engineering department, comparisons to typical industry practices and the effect of the company's extensive capital investments which have resulted in a mix of assets with longer productive lives due to technological advances. The change in estimate increased 1999 operating earnings by $82.4 million and net income by $51.9 million, or $0.46 per diluted share.

White paper struggled in the early part of 1999 as markets continued to be depressed from the Asian turmoil of 1998. However, by the third quarter markets were rebounding and the upswing continued into the fourth quarter. Net sales increased 7.1% and operating earnings were up 102.8% (40.3% before the effect of the depreciation change) when compared to the prior year. The improvement was due to increased unit shipments which offset average sales price declines. Forms shipments increased 11.2% as a result of increasing market share. Cut sheet volumes improved 20.0% primarily due to a continued focus on sales to office superstores. Additionally, 1999 included a full year of operation from the Brownsville, Tennessee, cut sheet plant, which came on line in February 1998, and a new cut sheet plant in Washington Court House, Ohio, which came on line in November 1999. Hardwood market pulp unit shipments increased 15.9% as the company was able to take advantage of pulp markets in 1999.

While unit shipments were strong in 1999, average sales prices remained below 1998 levels. Continuous forms average sales prices declined 2.3%, cut sheets 4.8% and fine paper, 1.1%. The only product line to exceed 1998 levels was hardwood market pulp, which increased 18.1%. While prices were down year-over-year, third and fourth quarter trends were positive. As a result, 1999 fourth quarter average sales prices were above 1998 yearly averages. Raw material costs slightly reduced operating margins during the period as chip costs increased 1.5% over 1998. The gross profit margin for white paper increased to 15.5% in 1999 from 10.9% in 1998.

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Brown paper sales and earnings were solid throughout 1999, as we once again out-performed the industry in percentage of volume growth for the year. Net sales increased 6.5% and earnings increased 35.2% (21.0% before the effects of the depreciation change) compared to 1998. Unit shipments for corrugated containers improved 4.3% and grocery bags increased 5.1% over 1998 levels. The increased volume in corrugated containers resulted from additional converting capacity from capital improvements and strong demand from our expanding customer base. Bag unit shipments increased for the first time since 1994 due to the continued growth of the handle bag, which is recapturing market share from plastics. Average sales prices increased for all product lines in 1999, corrugated containers were up 2.9% and grocery bags were up 1.4% over the prior year.

Raw material costs reduced brown paper earnings as old corrugated container (OCC) prices increased 6.3% from 1998 levels. The gross profit margin for brown paper was 22.3% in 1999 compared to 19.1% in 1998.

Building materials posted a strong year in 1999 as net sales improved 16.9% and operating earnings increased 215.0% (187.5% before the effect of the depreciation change) compared to 1998. Average sales prices were up in every product line in 1999 except for our international products. Oriented strand board (OSB) showed the greatest improvement as average sales prices increased 30.1% over 1998. Other product lines showed increases of 17.4% for plywood, 16.3% for lumber, 2.6% for particleboard and 4.1% for domestic medium density fiberboard (MDF). The only decline in sales price realizations came from the international MDF line, which experienced a decline of 17.2%.

Unit shipments increased in 1999 as demand remained strong. Plywood improved 11.4% and OSB increased 7.4%. The increased plywood volume partially resulted from a full year of production at the Zwolle, Louisiana, plant which closed for six months in 1998 due to fire damage. Lumber shipments were strong as well, improving 8.6% over 1998 levels. Volume increases were the result of a strong U.S. housing market through late fall and a full year of operation at a new small-log sawmill in Taylor, Louisiana. The company's composite panel markets also saw growth in 1999, as particleboard increased 12.0% and MDF increased 6.2%. These improvements were the result of the acquisition of an MDF plant in Morcenx, France in March 1998 and a particleboard plant in Linxe, France in June 1999. As a result of the favorable price and volume changes, the gross profit margin for building materials increased significantly to 21.3% in 1999 from 10.8% in 1998.

Selling and administrative expenses increased $13.9 million or 5.5% in 1999 due to the continued expansion of company operations. Selling and administrative expenses as a percentage of sales decreased to 6.5% in 1999 from 6.8% in 1998.

Other income (expense) of $11.7 million was primarily related to the reserve set up to approximate potential non-tax deductible penalties from a federal Clean Air Act assessment.

13

Interest expense decreased $6.7 million or 5.1% in 1999 to $125.3 million. The reduction occurred despite a decrease in capitalized interest to $4.0 million from $13.6 million in 1998. Interest expense declined as a result of reducing total debt in 1999 by $231.8 million. The company's effective interest rate increased to 7.16% from 7.06% in the prior year.

RESULTS OF OPERATIONS 1998 VS. 1997

Consolidated net sales increased 5.7% and operating earnings improved 16.2% in 1998 compared to 1997. A strong performance from the brown paper segment and increases in unit shipments for many product lines contributed to the results.

White paper net sales improved 3.6% over the prior year as increases in unit shipments more than offset decreases in average sales prices. While sales were up compared to 1997, operating earnings declined 20.0% in 1998, primarily as a result of pricing pressures on market pulp and fine paper. Average sales prices for cut sheet and continuous forms showed slight increases over the prior year, while hardwood market pulp and fine paper declined 9.0% and 9.6%, respectively, from 1997. The price decline resulted from difficulties in Asian economies. Also negatively affecting white paper results were increased chip costs of 6.6% and start-up costs for the new paper machine at Kentucky Mills in 1998.

White paper unit shipments were mixed in 1998 as cut sheets increased 12.7% while continuous forms decreased 5.5%. The increased cut sheet volume was the result of our new Brownsville, Tennessee, cut sheet plant which came on line in February 1998. Hardwood market pulp decreased 6.9% while fine paper unit shipments increased 12.7%. The fine paper improvement was the result of our new Kentucky paper machine.

Brown paper was the top performing segment in 1998 as operating earnings improved 141.5% when compared to 1997. Net sales increased 14.1% as average sales prices improved 7.3% for corrugated containers and 4.8% for grocery bags over the prior year. Unit shipment fluctuations also played a significant role in increasing sales and earnings in 1998 as corrugated container unit shipments improved 7.9% over the prior year, while grocery bag unit shipments declined 7.3%. Approximately 50.0% of the improvement in corrugated container shipments was due to increased internal converting capacity from capital projects. The remainder of the increase was a result of a full year of operation at a box plant in Plant City, Florida, and a sheet plant in Portland, Oregon, both of which came on line in the second quarter of 1997.

Raw material costs had a positive impact on operating earnings during 1998 as OCC costs declined 16.5% from the prior year.

Building materials operating earnings decreased 35.4% in 1998 and net sales dropped slightly from the prior year, as average sales prices declined for most products. Lumber reflected the most dramatic erosion as average sales prices dropped 18.7%. Other price declines included 4.9% in particleboard and 2.4% in MDF. The difficulties in Asian economies created supply and demand imbalances, keeping prices depressed

14

for these products in 1998. The pricing exception in 1998 was OSB, which realized a price increase of 38.3% over the prior year.

While prices declined for most product lines, strong housing starts and low interest rates helped fuel unit shipment increases for most product lines in 1998. Lumber was the primary benefactor as unit shipments improved 21.0% over the prior year. In addition, the start-up of our new small-log sawmill in Taylor, Louisiana, in August 1998 and other capital project completions helped increase unit shipments. Other unit shipment improvements included particleboard of 3.8% and MDF of 15.7% over the prior year. MDF shipments increased due to capital projects and the acquisition of a facility in Morcenx, France in March 1998. Decreased plywood shipments of 7.7% were the result of the closure of the Taylor, Louisiana, mill in July 1997, and downtime at our Zwolle, Louisiana, mill due to a fire that halted production in April 1998.

Selling and administrative expenses increased 2.9% in 1998 due to assimilation of acquisitions and expansions during the year. Selling and administrative expense as a percentage of sales, however, declined to 6.8% for 1998 compared to 7.0% for 1997.

Interest expense was $132.0 million in 1998 compared to $117.0 million in 1997, a 12.8% increase. The weighted average interest rate remained stable at 7.1% in both years. The increase in expense was primarily due to an increase of $166.0 million in average outstanding debt and a decrease in capitalized interest to $13.6 million in 1998 from $19.9 million in 1997, resulting from the completion of the Kentucky expansion in June 1998.

LIQUIDITY AND CAPITAL RESOURCES

Willamette generates funds internally via net earnings adjusted for non-cash charges against earnings such as depreciation, amortization, cost of fee timber harvested and deferred income taxes. Funds generated externally have usually been through debt financing.

In 1999, cash flows from operating activities were $602.9 million compared to $435.4 million in 1998, an increase of 38.4%. The improvement was primarily achieved through increased earnings. Internally generated cash flows funded all of the company's capital expenditure program in 1999. Excess cash from operations was used to pay dividends and reduce debt outstanding by $231.8 million during the year.

Net working capital increased to $457.5 million at December 31, 1999, from $366.8 million at December 31, 1998. The increase was mainly due to increases in receivables and inventories.

The company is continually making capital expenditures at its manufacturing facilities to improve fiber utilization, achieve labor efficiency and to expand production. In 1999, the company incurred $267.9 million in capital expenditures for property, plant and equipment.

15

During 1999 the following major capital projects were completed:

> Upgrade of the #1 paper machine at Johnsonburg, Pennsylvania.
> Construction of a new cut sheet plant in Washington Court House, Ohio.
> Expansion of secondary fiber capacity at the paper mill in Campti, Louisiana.

Major capital projects underway at December 31, 1999, include:

> Construction and installation of a new recovery boiler and steam turbine generator at the Albany, Oregon, paper mill.
> Construction of a new corrugated box plant in Phoenix, Arizona.
> Relocation of the Elk Grove, Illinois, corrugated facility.
> Installation of a steam turbine generator at Kentucky Mills.
> Upgrade of the #5 paper machine at Johnsonburg, Pennsylvania.
> Construction of a new particleboard plant near Bennettsville, South Carolina.
> Construction of a new small-log sawmill near Chester, South Carolina.
> Capacity increase at our particleboard plant in Linxe, France.

The cost of all major projects in progress at December 31, 1999, is estimated to be approximately $422.9 million, of which $179.4 million has already been spent. These projects will be funded with internally generated cash flows and external borrowings if needed.

In December 1998, the company sold 117,000 acres of southwest Washington timberland for $234.0 million. The company acquired the land in 1996 as part of the purchase of Cavenham Forest Industries. The forestlands were sold as they were not critical to the long-term fiber supply needs of the company's operations. Proceeds of the sale were used to pay down debt during 1998.

In June 1998, the company initiated a medium-term note program and issued $100.2 million of notes as of December 31, 1998. The medium-term notes carry interest rates ranging from 6.45% to 6.60% and maturities from 11 to 15 years. In addition, in January 1998, the company issued $200.0 million in debentures - $100.0 million at 6.45% due 2005 and $100.0 million at 7.00% due 2018. Proceeds from both issuances were used to replace notes maturing in 1998 and reduce other bank borrowing.

The total debt-to-capital ratio declined to 42.8% at December 31, 1999, from 48.3% at December 31, 1998, representing a debt reduction of $231.8 million. The company believes it has the resources available to meet its long-term liquidity requirements. Resources include internally generated funds and borrowing agreements.

In 1998, the company's board of directors authorized the repurchase of $25.0 million of the company's common stock. The company repurchased 470,900 shares for $13.0 million during the third and fourth quarters of 1998.

16

On April 20, 1999, the company's board of directors voted to raise the quarterly cash dividend from $0.16 to $0.18 per share, which was a 12.5% increase; however, there is no assurance as to future dividends as they depend on earnings, capital requirements and financial condition.

OTHER MATTERS

The company believes it is in substantial compliance with federal, state and local laws regarding environmental quality.

In early 1998, the U.S. Environmental Protection Agency (EPA) released the final rules regarding air and water quality known as the "cluster rules". Compliance with the cluster rules is required by 2001, however, certain exceptions to the rules extend the time period for specific compliance requirements up to eight years from adoption. The company, through previously completed and future projects, has made significant progress toward upgrading the mills and plans to have all mills in compliance with the cluster rules by the required deadlines.

The company's other operations are faced with increasingly stringent environmental regulations. In the fourth quarter of 1997, the company received a series of requests for information from the EPA under Section 114 of the Clean Air Act (the Act) with respect to the company's building materials operations. The requests have focused on compliance with regulations under the Prevention of Significant Deterioration (PSD) Program under the Act. On May 7, 1998, the EPA issued a Notice of Violation (NOV) alleging violations of the Act and related state regulations, and on December 11, 1998, issued a second NOV supplementing and clarifying the first NOV. The company has responded to the allegations and has had many meetings and extensive correspondence with the EPA and the U.S. Department of Justice to negotiate a resolution of the issues raised by the NOVS. Settlements by other companies in the wood products industry that have received NOVS under the Act have involved the payment of substantial penalties and agreements to install emission control equipment and undertake supplemental environmental projects. The company has established a $10.0 million reserve as an estimate of the potential non-tax deductible penalties resulting from these proceedings.

In November 1998, the company received from the EPA a request for information under Section 114 of the Act requesting information with respect to the company's Johnsonburg, Pennsylvania, pulp and paper mill. This request also focused on compliance with PSD regulations. Subsequently, on April 19, 1999, the company received an NOV relating to its Johnsonburg mill. The NOV asserts violations of the Act relating to two alleged major modifications to the plant, allegedly without proper PSD permits and without complying with applicable PSD requirements. The company is reviewing the allegations contained in this NOV and has been meeting with federal and state officials to discuss the issues raised by the NOV. In August 1999, the company received another Section 114 information request from the EPA relating to the company's paper mill in Campti, Louisiana. Also, in March and November 1999, the company received Section 114 information requests from the EPA relating to the company's paper mill in Hawesville, Kentucky.

17

Based upon either enacted or proposed regulations, the company estimates that over the next five years, additional capital expenditures to comply with environmental regulations will not exceed $100.0 million. Although future environmental capital expenditures cannot be predicted with any certainty because of continuing changes in laws, the company believes that compliance with such environmental regulations will not have a material adverse effect upon the company's financial position.

In 1996, the company began addressing the possible effects of the Y2K issue on its information, financial and manufacturing systems. These efforts included inventory assessment, modification and testing of these key systems.

Modification, testing and implementation of all critical systems was completed early in the fourth quarter of 1999. With the passing of January 1, 2000, the company has experienced no significant Y2K problems. As of December 31, 1999, the company had spent $8.3 million on Y2K compliance. These costs were expensed as incurred. No further significant expenditures are expected.

Over the years, inflation has resulted in replacement costs higher than those originally needed to purchase existing plant and equipment. Advances in technology and environmental concerns also contribute to higher costs. Productivity gains because of technological improvements may partially offset these increased costs. Our use of LIFO to value inventories allows us to include these inflationary costs in the cost of sales.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not historical in nature, including without limitation the discussion of forecasted sales and production volumes, the impact of environmental regulations, the impact of Y2K compliance and the adequacy of the company's liquidity resources, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Such risks and uncertainties with respect to the company include the effect of general economic conditions; the level of new housing starts and remodeling activity; the availability and terms of financing for construction; competitive factors, including pricing pressures; the cost and availability of wood fiber; the effect of natural disasters on the company's timberlands; construction delays; risk of non-performance by third parties; and the impact of environmental regulations and the construction and other costs associated with complying with such regulations. In view of these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

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Item 7A. Quantitative and Qualitative Disclosures About Market Risk

No disclosure is required under this item.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data filed as part of this report follow the signature pages of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

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PART III

Item 10. Directors and Executive Officers of the Registrant

Information regarding (i) directors of the company is set forth in the company's definitive proxy statement (the "Proxy Statement") for its 2000 annual meeting of shareholders, under the heading "Election of Directors" and (ii) Section 16(a) of the Securities Exchange Act of 1934, is set forth under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement, which information is incorporated herein by reference. Information regarding the executive officers of the company is set forth under the heading "Executive Officers of the Registrant" in Part I of this report.

Item 11. Executive Compensation

Information regarding compensation of directors and executive officers of the company is set forth in the Proxy Statement under the headings "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation of Directors" and "Employment Agreements." Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information regarding security ownership of management and certain other beneficial owners is in the Proxy Statement under the heading "Holders of Common

Stock" which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Information regarding certain relationships and related transactions is set forth in the Proxy Statement under the heading "Compensation Committee Interlocks and Insider Participation" which information is incorporated herein by reference.

20

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) 1. and 2. For a list of the financial statements filed herewith, see the index to consolidated financial statements following the signature pages of this report.

(a) 3. For a list of the exhibits filed herewith, see the index to exhibits following the financial statements filed with this report. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the list.

(b) Reports on Form 8-K.

No reports on Form 8-K were filed during the last quarter of the period covered by this report.

21

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLAMETTE INDUSTRIES, INC.
(Registrant)

By /s/ GREG W. HAWLEY

(Greg W. Hawley)
Executive Vice President

Dated: February 10, 2000

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 10, 2000, by the following persons on behalf of the registrant in the capacities indicated.

Signature	Title
Principal Executive Officer	
/S/ DUANE C. MCDOUGALL (Duane C. McDougall)	President and Chief Executive Officer
Principal Financial Officer	

/S/ GREG W. HAWLEY ---------------------------- (Greg W. Hawley)	Executive Vice President and Chief Financial Officer, Secretary and Treasurer
Principal Accounting Officer	
/S/ DONALD S. WADDELL ---------------------------- (Donald S. Waddell)	Corporate Controller
/S/ WILLIAM SWINDELLS ---------------------------- (William Swindells)	Chairman of the Board
/S/ WINSLOW H. BUXTON ---------------------------- (Winslow H. Buxton)	Director
/S/ GERARD K. DRUMMOND ---------------------------- (Gerard K. Drummond)	Director
/S/ KENNETH W. HERGENHAN ---------------------------- (Kenneth W. Hergenhan)	Director

22

/S/ PAUL N. McCRACKEN ---------------------------- (Paul N. McCracken)	Director
/S/ G. JOSEPH PRENDERGAST ---------------------------- (G. Joseph Prendergast)	Director
/S/ STUART J. SHELK, JR. ---------------------------- (Stuart J. Shelk, Jr.)	Director
/S/ ROBERT M. SMELICK ---------------------------- (Robert M. Smelick)	Director
/S/ MICHAEL G. THORNE ---------------------------- (Michael G. Thorne)	Director
/S/ BENJAMIN R. WHITELEY ---------------------------- (Benjamin R. Whiteley)	Director

23

Index to Consolidated Financial Statements

	Page No.
Independent Auditors' Report....................................	25

Consolidated Balance Sheets as of December 31, 1999 and 1998	26
Consolidated Statements of Earnings for years ended December 31, 1999, 1998 and 1997...............................	27
Consolidated Statements of Stockholders' Equity for years ended December 31, 1999, 1998 and 1997...............	28
Consolidated Statements of Cash Flows for years ended December 31, 1999, 1998 and 1997...............................	29
Supplementary Business Segment Information.......................	30
Selected Quarterly Financial Data................................	31
Notes to Consolidated Financial Statements.......................	32-40

Independent Auditors' Report

The Board of Directors and Stockholders
Willamette Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Willamette Industries, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willamette Industries, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

KPMG LLP
Portland, Oregon
February 10, 2000

CONSOLIDATED BALANCE SHEETS

December 31, 1999 and 1998
(dollar amounts, except per share amounts, in thousands)

	1999	1998
Assets		
Current assets:		
Cash	$ 25,557	31,359
Accounts receivable, less allowance for doubtful accounts of $3,222 (1998 - $4,300)	382,763	306,332
Inventories (note 3)	445,110	411,316
Prepaid expenses and timber deposits	36,160	45,316
Total current assets	889,590	794,323
Timber, timberlands and related facilities, net (note 9)	1,057,529	1,112,180
Property, plant and equipment, net (note 4)	2,751,210	2,707,146
Other assets	99,532	84,019
	$ 4,797,861	4,697,668
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments on long-term debt (note 5)	$ 3,256	2,267
Notes payable (note 5)	13,617	47,252
Accounts payable, includes book overdrafts of $53,653 (1998 - $55,030)	212,222	196,134
Accrued payroll and related expenses	77,043	70,670
Accrued interest	38,525	39,533
Other accrued expenses	65,256	55,540
Accrued income taxes (note 6)	22,200	16,081
Total current liabilities	432,119	427,477
Deferred income taxes (note 6)	491,374	404,518
Other liabilities	41,813	42,159
Long-term debt, net of current installments (note 5)	1,628,843	1,821,083
Stockholders' equity (note 8):		
Preferred stock, cumulative, of $.50 par value Authorized 5,000,000 shares	-	-
Common stock of $.50 par value Authorized 150,000,000 shares; issued 111,587,433 shares (1998 - 110,980,768 shares)	55,794	55,490
Capital surplus	303,626	285,140
Retained earnings	1,844,292	1,661,801
Total stockholders' equity	2,203,712	2,002,431
	$ 4,797,861	4,697,668

See accompanying notes to consolidated financial statements.

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CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31, 1999, 1998 and 1997
(dollar and share amounts, except per share amounts, in thousands)

1999	1998	1997

Net sales	$ 4,077,969	3,700,282	3,501,376
Cost of sales	3,261,302	3,185,028	3,029,892
Gross profit	816,667	515,254	471,484
Selling and administrative expense	266,398	252,510	245,319
Operating earnings	550,269	262,744	226,165
Other income (expense)	(11,710)	2,029	2,088
	538,559	264,773	228,253
Interest expense	125,284	131,990	116,990
Earnings before provision for income taxes	413,275	132,783	111,263
Provision for income taxes (note 6)	152,800	43,800	38,300
Net earnings	$ 260,475	88,983	72,963
Earnings per share - basic	$ 2.34	0.80	0.66
Earnings per share - diluted	$ 2.33	0.80	0.65
Weighted average shares outstanding - basic	111,375	111,302	110,975
Weighted average shares outstanding - diluted	112,001	111,747	111,550

Pershare earnings, both basic and diluted, are based on the weighted average number of shares outstanding.

Diluted weighted average shares outstanding are calculated using the treasury stock method and assume all stock options with a market value greater than the grant price at December 31, 1999, are exercised. See note 8.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 1999, 1998 and 1997
(dollar amounts, except per share amounts, in thousands)

	1999	1998	1997
Common Stock:			
Balance at beginning of year	$ 55,490	55,675	27,677
2-for-1 stock split	-	-	27,787
Shares issued for options exercised	304	50	211
Stock repurchased and canceled	-	(235)	-
Balance at end of year	$ 55,794	55,490	55,675
Capital Surplus:			
Balance at beginning of year	$ 285,140	294,760	306,517
2-for-1 stock split	-	-	(27,787)
Shares issued for options exercised	18,486	3,124	16,030
Stock repurchased and canceled	-	(12,744)	-
Balance at end of year	$ 303,626	285,140	294,760

Retained Earnings:			
Balance at beginning of year	$ 1,661,801	1,644,045	1,642,087
Net earnings	260,475	88,983	72,963
Less cash dividends on common stock ($.70, $.64 and $.64 per share in 1999, 1998 and 1997, respectively)	(77,984)	(71,227)	(71,005)
Balance at end of year	$ 1,844,292	1,661,801	1,644,045

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 1999, 1998 and 1997
(dollar amounts in thousands)

	1999	1998	1997
Cash Flows from Operating Activities:			
Net earnings	$ 260,475	88,983	72,963
Adjustments to reconcile net earnings to net cash from operating activities:			
Depreciation	240,374	296,466	268,030
Cost of fee timber harvested	46,197	54,376	52,649
Other amortization	17,148	20,299	18,270
Increase in deferred income taxes	86,938	7,683	28,650
Changes in working capital items:			
Accounts receivable	(69,760)	4,167	(34,293)
Inventories	(31,015)	(14,623)	(28,646)
Prepaid expenses and timber deposits	23,224	(7,778)	1,463
Accounts payable and accrued expenses	23,159	(26,381)	23,568
Accrued income taxes	6,126	12,250	(13,276)
Net cash from operating activities	602,866	435,442	389,378
Cash Flows from Investing Activities:			
Proceeds from sale of assets	5,965	237,422	162,711
Expenditures for property, plant & equipment	(267,856)	(417,772)	(506,348)
Expenditures for timber and timberlands	(8,026)	(8,767)	(7,782)
Expenditures for roads and reforestation	(14,364)	(15,300)	(13,778)
Other	(33,329)	(9,582)	9,624
Net cash from investing activities	(317,610)	(213,999)	(355,573)
Cash Flows from Financing Activities:			
Net change in operating lines of credit	(33,635)	(27,630)	23,985
Debt borrowing	27,770	591	175,415
Proceeds from sale of common stock	18,725	3,117	16,109
Repurchased common stock	-	(12,979)	-
Cash dividends paid	(77,984)	(71,227)	(71,005)
Payment on debt	(225,934)	(109,556)	(172,931)
Net cash from financing activities	(291,058)	(217,684)	(28,427)
Net change in cash	(5,802)	3,759	5,378
Cash at beginning of year	31,359	27,600	22,222
Cash at end of year	$ 25,557	31,359	27,600

Supplemental disclosures of cash flow information

Cash paid during the year for:			
Interest (net of amount capitalized)	$ 126,292	130,796	116,987
Income taxes	$ 52,916	24,369	22,926

See accompanying notes to consolidated financial statements.

SUPPLEMENTARY BUSINESS SEGMENT INFORMATION

(dollar amounts in thousands)

	1999	%	1998	%	1997	%	1996	%	1995	%
Sales to outside customers:										
White Paper:										
Communication papers and cut sheets	$ 814,464	20	725,866	20	683,435	19	722,881	21	829,472	22
Market pulp and fine paper	327,847	8	340,657	9	346,214	10	316,383	9	403,741	10
Total White Paper	1,142,311	28	1,066,523	29	1,029,649	29	1,039,264	30	1,233,213	32
Brown Paper:										
Packaging	1,229,548	30	1,151,366	31	1,007,765	29	1,077,892	31	1,276,901	33
Other	238,892	6	227,644	6	201,270	6	226,756	7	299,408	8
Total Brown Paper	1,468,440	36	1,379,010	37	1,209,035	35	1,304,648	38	1,576,309	41
Building Materials:										
Lumber	290,231	7	233,997	6	220,822	6	179,323	5	140,842	4
Structural panels	465,967	11	361,958	10	364,246	10	340,977	11	431,264	11
Composite panels	383,296	10	367,072	10	344,624	10	260,641	8	268,350	7
Other wood products	327,722	8	291,722	8	331,000	10	260,320	8	223,597	5
Total Building Materials	1,467,216	36	1,254,749	34	1,262,692	36	1,041,261	32	1,064,053	27
Total net sales (1)	$ 4,077,969	100	3,700,282	100	3,501,376	100	3,425,173	100	3,873,575	100
Intersegment sales at market value:										
Building Materials	$ 48,279		60,013		47,100		43,632		61,882	
Gross Profit (GP):		GP%		GP%		GP%		GP%		GP%
White Paper	177,486	16	116,234	11	130,987	13	203,565	20	438,713	36
Brown Paper	326,990	22	263,927	19	162,121	13	272,376	21	416,341	26
Building Materials	312,191	21	135,113	11	178,376	14	150,946	14	240,786	23
Total gross profit	$ 816,667	20	515,254	14	471,484	13	626,881	18	1,095,840	28
Operating earnings:										
White Paper	$ 118,955		50,654		73,349		149,558		398,208	
Brown Paper	225,283		166,680		69,017		187,947		338,079	
Building Materials	253,910		88,601		124,697		102,513		198,158	
Corporate	(47,879)		(43,191)		(40,898)		(44,989)		(32,389)	
Total operating earnings	$ 550,269		262,744		226,165		395,029		894,856	
Other income (expense)	(11,710)		2,029		2,088		3,661		798	
Interest expense	125,284		131,990		116,990		92,604		71,050	
Earnings before provision for income taxes	$ 413,275		132,783		111,263		306,086		823,804	
Depreciation, cost of fee timber harvested and amortization:(2)										
White Paper	$ 124,175		139,240		114,449		106,250		96,801	
Brown Paper	68,333		90,484		90,403		88,966		81,242	
Building Materials	106,496		135,108		128,754		183,354		67,385	
Corporate	4,715		6,309		5,343		4,767		3,737	
	$ 303,719		371,141		338,949		383,337		249,165	
Capital expenditures:										
White Paper	$ 62,269		215,503		371,894		275,726		151,662	
Brown Paper	161,144		120,827		82,935		62,867		140,861	
Building Materials	64,426		101,884		72,075		126,932		157,382	
Corporate	2,407		3,625		1,004		244		3,618	
	$ 290,246		441,839		527,908		465,769		453,523	
Identifiable assets:										
White Paper	$ 1,830,043		1,860,673		1,785,433		1,486,842		1,369,101	
Brown Paper	1,149,123		1,021,180		987,497		968,624		1,027,464	
Building Materials	1,734,945		1,735,257		1,366,116		2,008,542		946,216	
Corporate	83,750		80,558		72,329		256,673		70,574	
	$ 4,797,861		4,697,668		4,211,955		4,720,681		3,413,355	

(1) The company is not dependent on any one significant customer or group of customers. Approximately 91% of the company's total output is sold domestically.

(2) See note 4 of Notes to Consolidated Financial Statements for discussion of change in accounting estimates for depreciation.

SELECTED QUARTERLY FINANCIAL DATA

(Unaudited) (dollar amounts, except per share amounts, in thousands)

1999	Net Sales	Gross Profit	Net Earnings Amount	Net Earnings Per Share Diluted
1st Quarter	$ 923,453	145,158	31,594	.28
2nd Quarter	1,007,369	198,961	63,314	.57
3rd Quarter	1,087,899	242,919	81,958	.73
4th Quarter	1,059,248	229,629	83,609	.75
Total	$ 4,077,969	816,667	260,475	2.33

1998	Net Sales	Gross Profit	Net Earnings Amount	Net Earnings Per Share Diluted
1st Quarter	$ 900,075	124,252	22,081	.20
2nd Quarter	946,390	128,947	24,014	.21
3rd Quarter	956,794	151,308	35,735	.32
4th Quarter	897,023	110,747	7,153	.07
Total	$ 3,700,282	515,254	88,983	.80

1997	Net Sales	Gross Profit	Net Earnings Amount	Net Earnings Per Share Diluted
1st Quarter	$ 855,192	109,296	13,317	.12
2nd Quarter	879,348	118,815	17,750	.16
3rd Quarter	888,795	122,668	20,697	.18
4th Quarter	878,041	120,705	21,199	.19
Total	$ 3,501,376	471,484	72,963	.65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997 (dollar amounts, except per share amounts, in thousands)

Note 1. Nature of Operations

Willamette Industries, Inc. is a diversified, integrated forest products company with 103 manufacturing facilities in 24 states, France, Ireland and Mexico. The company's principal lines of business are white paper, brown paper and building materials. The company produces hardwood market pulp, fine paper, specialty printing papers, business forms, cut sheets, kraft linerboard, corrugating medium, bag paper, corrugated containers, paper bags, inks, lumber, plywood, particleboard, MDF, OSB, laminated beams, LVL, I-joists and other value-added wood products. Based on 1999 sales, the company's business is comprised of 28% white paper, 36% brown paper and 36% building materials. The company sells approximately 91% of its products in the United States; its primary foreign markets are Asia and Europe.

Note 2. Summary of Significant Accounting Policies

(a) Principles of Consolidation
The consolidated financial statements include the accounts of all majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated upon consolidation.

(b) Inventories
Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method for all major classes of inventory. All other inventories are valued at average cost.

(c) Property, Plant and Equipment
Property, plant and equipment is carried at cost and includes expenditures for new facilities and those that substantially increase the useful lives of existing plant and equipment. Maintenance, repairs and minor renewals are expensed as incurred. When properties are disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is credited or charged to income. Depreciation is computed using the straight-line method over the useful lives of the respective assets. Leasehold improvements are amortized over the terms of the respective leases.

(d) Timber, Timberlands and Related Facilities
These accounts are stated at cost less the cost of fee timber harvested and the amortization of logging roads. Both are determined with reference to costs and the related existing volume of timber estimated to be recoverable.

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The company obtains a portion of its timber requirements from various private sources under timber harvesting contracts. The company does not incur a direct liability for, or ownership of, this timber until it has been harvested.

(e) Income Taxes
The company utilizes the liability method of accounting for income taxes. This method requires that deferred tax liabilities and assets be established based on the difference between the financial statement and income tax bases of assets and liabilities using existing tax rates.

(f) Capitalized Interest
Interest is capitalized on funds borrowed during the construction period on certain assets. Capitalized interest in 1999, 1998 and 1997 was $3,998, $13,589 and $19,939, respectively, and is netted against interest expense in the consolidated statements of earnings. Such capitalized interest will be amortized over the depreciable lives of the related assets.

(g) Business Segments
The company's various product lines have been aggregated into three segments - white paper, brown paper and building materials - based on the similar nature of the products, the economic conditions affecting those products and the management and reporting of those products within the company. Information with respect to the segments is included in the Supplementary Business Segment Information on page 30.

(h) Use of Estimates

Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amount of assets, liabilities and contingencies at the date of the financial statements and the amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(i) Reclassifications

Certain reclassifications have been made to prior years' data to conform with the 1999 presentation.

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Note 3. Inventories

The major components of inventories are as follows:

	December 31,	
	1999	1998
Finished Product	$ 139,385	131,383
Work in progress	7,722	6,909
Raw material	198,866	184,734
Supplies	99,137	88,290
	$ 445,110	411,316
Valued at:		
LIFO cost	$ 288,161	276,549
Average cost	156,949	134,767

If current cost rather than LIFO cost had been used by the company, inventories would have been approximately $57,049 and $49,548 higher in 1999 and 1998, respectively.

Note 4. Property, Plant and Equipment

Property, plant and equipment accounts are summarized as follows:

	Range of useful lives	December 31, 1999	1998
Land	--	$ 41,985	40,446
Buildings	15 - 35	380,967	366,125
Machinery and equipment	5 - 25	4,569,273	4,354,789
Furniture and fixtures	3 - 15	92,411	90,606
Leasehold improvements	life of lease	6,619	7,209
Construction in progress	--	145,479	101,522
		5,236,734	4,960,697
Accumulated depreciation		2,485,524	2,253,551
		$ 2,751,210	2,707,146

Effective January 1, 1999, the company changed its accounting estimates relating to depreciation. The estimated service lives for most machinery and equipment were extended five years. The change was based upon a study performed by the company's engineering department, comparisons to typical industry practices and the effect of the company's extensive capital investments which have resulted in a mix of assets with longer productive lives due to technological advances. As a result of the change, 1999 net income was increased $51,900, or $0.46 per diluted share.

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Note 5. Long-term Debt

Long-term debt consists of the following:

	December 31,	
	1999	1998
Notes payable to public:		
9.625%, due in 2000	$ 150,000	150,000
7.75%, due in 2002	100,000	100,000
9.125%, due in 2003	50,000	50,000
6.45%, due in 2005	100,000	100,000
7.00%, due in 2018	100,000	100,000
9.00%, due in 2021	150,000	150,000
7.35%, due in 2026	200,000	200,000
7.85%, due in 2026	200,000	200,000
Medium-term notes, with interest rates ranging from 6.45% to 7.20%, due in varying amounts through 2013	205,700	205,700
Bank loans, with interest rates averaging 6.20% and 5.52%, due in varying amounts through 2006	250,625	445,000
Revenue bonds, with interest rates averaging 5.04% and 4.59%, due in varying amounts through 2026	113,440	113,800
Other long-term debt, with interest rates averaging 8.62% and 7.43%, due in varying amounts through 2006	12,334	8,850
	1,632,099	1,823,350
Less: Current installments	3,256	2,267
	$ 1,628,843	1,821,083

Principal payment requirements on the above debt for the four years subsequent to 2000 are: 2001, $230,088; 2002, $117,503; 2003, $69,852; 2004, $10,458.

The company has a revolving loan with a group of banks that provides for borrowings up to $450,000 in principal amount and provides backup for a master note program. At December 31, 1999, the outstanding balance covered under the revolving loan was $225,000. At December 31, 1999, $150,000 of notes payable due in 2000 were classified as long-term debt as the company plans to refinance the notes in 2000.

The company utilized short-term borrowings with a number of banks at various times during 1999 and 1998 of which $13,617 was outstanding at December 31, 1999. The weighted average interest rate on short-term borrowings at December 31, 1999 and 1998, was 5.65% and 5.46%,

respectively. Interest is based upon prevailing short-term rates in effect at the time of the transaction.

The fair value of the company's long-term debt is estimated to be approximately $1,606,000, based on the quoted market prices for the same or similar issues or on the current rates offered to the company for debt with the same remaining maturities.

Note 6. Income Taxes

The provision for income taxes includes the following:

		1999	1998	1997
Payable (receivable) from				
taxable earnings	$	85,563	26,018	(4,350)
Payable (receivable) due to AMT		(19,700)	10,100	14,000
Currently payable		65,863	36,118	9,650
Deferred taxes due to temporary differences for:				
Accelerated depreciation		81,667	26,974	23,395
Other		5,270	(19,292)	5,255
Total deferred		86,937	7,682	28,650
Total provision	$	152,800	43,800	38,300
Federal income taxes	$	135,343	36,664	31,600
Other income taxes		17,457	7,136	6,700
	$	152,800	43,800	38,300

The company's deferred income tax liability is mainly due to depreciation. Differences between the effective tax rate and the federal statutory rate are shown in the following table as a percentage of pretax income:

	1999	1998	1997
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax effect	2.5%	2.3%	2.3%
Benefit from foreign taxes	(0.5%)	(3.6%)	(1.3%)
Estimated non-deductible EPA penalty	1.0%	-	-
Other	(1.0%)	(0.7%)	(1.6%)
	37.0%	33.0%	34.4%

The company's consolidated federal income tax returns through 1995 have been examined by the Internal Revenue Service and while final settlement has not been made, management believes that the company has provided for any deficiencies that ultimately might be assessed.

The Tax Reform Act of 1986 expanded the corporate alternative minimum tax (AMT). Under this Act, the company's tax liability is the greater of

36

its regular tax or the AMT. To the extent the company's AMT liability exceeds its regular tax liability, the AMT liability may be applied against future regular tax liabilities. At December 31, 1999, the company had $4,400 in AMT credits.

Note 7. Pension and Retirement Plans

Contributory Plans
The company covers all salaried employees and some hourly employees under 401(k) plans. The amounts contributed by the company vary for the plans. Total plan expenses were $11,515, $11,221 and $10,903 in 1999, 1998 and 1997, respectively.

Defined Benefit Plans
The company contributes to multi-employer retirement plans at fixed payments per hour for certain hourly employees. Substantially all other employees of the company are covered by non-contributory defined benefit plans. Retirement benefits are based on years of service and compensation prior to retirement. Total pension expense in 1999, 1998 and 1997 for all such plans was $8,669, $8,863 and $10,770, respectively.

As advised by its actuaries, the company makes contributions to provide for benefits attributed to past service, and for those benefits expected to be earned in the future.

Postretirement Benefit Plans
The company has a contributory postretirement health plan primarily covering its salaried employees. Employees become eligible for these benefits if they meet minimum age and service requirements.

The following table sets forth reconciliations of the benefit obligation, plan assets, funded status and disclosure of assumptions utilized in the December 31 calculations:

		Defined Benefit Plans		Postretirement Benefit Plans	
		1999	1998	1999	1998
Change in Benefit Obligation					
Benefit obligation - Beginning of year	$	386,108	342,065	37,348	34,277
Service cost		17,431	15,401	1,203	1,182
Interest cost		27,748	24,585	2,426	2,428
Amendments		17,186	1,671	-	-
Other		(821)	274	783	680
Actuarial (gain) loss		(24,965)	15,448	(2,078)	3,072
Benefits paid		(16,057)	(13,336)	(4,275)	(4,291)
Benefit obligation - End of year	$	406,630	386,108	35,407	37,348

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Defined Benefit Plans Postretirement Benefit Plans

	1999	1998	1999	1998
Change in Assets				
Fair value of assets - Beginning of year	$ 528,456	460,911	-	-
Actual return on plan assets	77,218	77,610	-	-
Employer contribution	4,819	2,740	3,381	3,611
Other	(1,194)	531	894	680
Benefits paid	(16,057)	(13,336)	(4,275)	(4,291)
Fair value of assets - End of year	$ 593,242	528,456	-	-
Reconciliation of Funded Status				
Funded status	$ 186,612	142,348	(35,407)	(37,348)
Unrecognized actuarial (gain) loss	(211,453)	(154,298)	6,127	8,515
Unrecognized prior service cost	26,201	12,209	251	282
Unrecognized asset	(398)	(964)	-	-
Prepaid (accrued) benefit cost	$ 962	(705)	(29,029)	(28,551)
Assumptions as of December 31				
Discount rate	7.50%	7.00%	7.50%	7.00%
Expected return on plan assets	9.00%	9.00%	-	-
Rate of increase in compensation levels	5.00%	5.00%	-	-
Medical cost trend rate	-	-	8.00%	8.50%

For the year 1999, an 8.0% increase in the medical cost trend rate was assumed. In the future, the rate decreases incrementally to an ultimate annual rate of 5.0%. A 1.0% increase in the medical trend rate would increase the postretirement benefit obligation (PBO) by $3,958 and increase the service and interest costs by $385. A 1.0% decrease in the medical trend rate would decrease the PBO by $3,141 and decrease the service and interest cost by $306. Various pension plans have benefit obligations in excess of plan assets. The following table sets forth the unfunded status of those plans:

	Defined Benefit Plans	
	1999	1998
Benefit obligation	$ 22,381	9,491
Plan assets (fair value)	$ 21,718	8,676

38

The components of net periodic benefit cost are as follows:

	Defined Benefit Plans		Postretirement Benefit Plans	
	1999	1998	1999	1998
Service cost	$ 17,431	15,401	1,203	1,182
Interest cost	27,748	24,505	2,426	2,428
Expected return on plan assets	(40,754)	(35,138)	-	-
Amortization of prior service cost	3,194	1,842	31	31
Amortization of net transition obligation	(566)	(604)	-	-
Recognized actuarial (gain) loss	(3,901)	(2,635)	199	185
Net periodic benefit cost	$ 3,152	3,460	3,859	3,826

Note 8. Stockholders' Equity

The company's 1995 Long-Term Incentive Compensation Plan (the Plan) provides for grants of stock options, awards of stock appreciation rights and restricted shares of common stock to directors and key employees. Options are granted at exercise prices not less than the market value of the common stock on the date of grant. Options generally become exercisable after one year in 33 1/3% increments per year and expire ten years from the date of grant. The company has reserved 5,500,000 shares for distribution under the Plan. The company has elected to account for stock-based compensation under Accounting Principles Board Opinion #25.

A summary of stock option activity is as follows:

	Option Shares	Price Per Share
Outstanding December 31, 1996	2,848,694	$ 11.625 - 30.875
Granted	776,940	30 . 563
Exercised	650,092	11.625 - 30.875
Canceled or surrendered	126,972	22.685 - 30.875
Outstanding December 31, 1997	2,848,570	11.625 - 30.875
Granted	626,370	38 - 6875
Exercised	102,286	13.125 - 30.875
Canceled or surrendered	28,567	25.75 - 38.675
Outstanding December 31, 1998	3,344,087	11.625 - 38.6875
Granted	555,680	47 . 25
Exercised	608,484	11.625 - 38.6875
Canceled or surrendered	10,597	29.719 - 47.25
Outstanding December 31, 1999	3,280,686	11.8125 - 47.25
Shares exercisable	2,217,585	$ 11.8125 - 38.6875

39

Restricted shares have been awarded to certain officers at no cost based upon continued employment, the attainment of performance goals, or both. These shares will vest in one-third annual increments beginning after three years of continuous employment. At December 31, 1999, 3,074 restricted shares had not yet vested.

The company has a shareholder rights plan providing for the distribution of rights to shareholders ten days after a person or group becomes the owner of 20% or more of the company's common stock or makes a tender or exchange offer which would result in the ownership of 30% or more of the common stock. Once the rights are distributed, each right becomes exercisable to purchase, for $280, 1/100th of a share of a new series of company preferred stock, which 1/100th share is intended to equal four common shares in market value. Each right is exercisable to purchase, for $280, common shares with a market value of $560. The rights will expire in February 2000.

The board of directors has approved a new shareholder rights plan that will extend the benefits of the existing plan. The new plan lowers the percentage of the company's common stock that a person can own and the threshold for a tender or exchange offer that would trigger the plan to 15%. The new stock purchase rights will have an exercise price of $200.

In September 1998, the board of directors authorized the repurchase of up to $25,000 of the company's common stock. The company repurchased 470,900 shares of common stock for $13,000 in the third and fourth quarters of 1998.

Note 9. Dispositions

In December 1998, the company sold 117,000 acres of timberland in southwestern Washington for $234,000. The timberland was acquired in 1996 as part of the Cavenham acquisition. The timberland was sold as it was not critical to the long-term supply needs of the company's Northwest operations. Proceeds of the sale were used to pay down existing debt.

Note 10. Contingencies

The company has established a $10,000 reserve as an estimate of non-tax deductible penalties resulting from a federal Clean Air Act assessment of the building materials operations.

There are various other lawsuits, claims and environmental matters pending against the company. While any proceeding or litigation has an element of uncertainty, management believes that the outcome of any lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on the company's financial condition or operations.

40

INDEX TO EXHIBITS

EXHIBIT

3A. Third Restated Articles of Incorporation of the registrant, as amended. Incorporated by reference to Exhibit 3 of the registrant's Registration Statement on Form 8-A filed February 24, 2000 (the "Form 8-A"). [14]

3B. Bylaws of the registrant as amended through December 1, 1998. Incorporated by reference to Exhibit 3B to the registrant's annual report on Form 10-K for the year ended December 31, 1998. (the "1998 Form 10-K"). [23]

4A. Indenture dated as of March 15, 1983, between the registrant and The Chase Manhattan Bank. Incorporated by reference to Exhibit 4A of the registration statement on Form S-3 effective December 13, 1985 (File No. 33-1876). [89]

4B. Indenture dated as of January 30, 1993, between the registrant and The Chase Manhattan Bank. Incorporated by reference to Exhibit 4A of the registration statement on Form S-3 effective March 1, 1993 (File No. 33-58044). [82]

4C. Credit Agreement dated as of May 10, 1996, among the registrant, Bank of America National Trust and Savings Association, ABN Amro Bank N.V., Morgan Guaranty Trust Company of New York, Nationsbank, N.A., Wachovia Bank of Georgia, N.A., and other financial institutions parties thereto. Incorporated by reference to Exhibit 4 of the registrant's current report on Form 8-K/A, amendment No. 1, dated May 15, 1996. [105]

4D. Letter Amendment dated August 13, 1999, to Credit Agreement filed as Exhibit 4C. [1]

4E. Rights Agreement dated as of February 25, 2000, between the registrant and ChaseMellon Shareholder Services, LLC. Incorporated by reference to Exhibit 4.1 of the Form 8-A. [51]

10A. Willamette Industries, Inc. 1999 Deferred Compensation Plan for Directors.* [16]

10B. Willamette Industries, Inc. 1986 Stock Option and Stock Appreciation Rights Plan, as amended. Incorporated by reference to Exhibit 10B of the registrant's annual report on Form 10-K for the year ended December 31, 1996 ("1996 Form 10-K").* [8]

10C. Form of Willamette Industries, Inc. Severance Agreement with Key Management Group as revised effective April 20, 1999.

41

Incorporated by reference to Exhibit 10A of the registrant's quarterly report on Form 10-Q for the quarter ended June 30, 1999.* [15]

10D. Willamette Industries, Inc. 1993 Deferred Compensation Plan. Incorporated by reference from Exhibit 10E to the registrant's annual report on Form 10-K for the year ended December 31, 1993 (No. 1-12545).* [16]

10E. Willamette Industries, Inc. 1995 Long-Term Incentive Compensation Plan. Incorporated by reference to Exhibit 10F of the registrant's annual report on Form 10-K for the year ended December 31, 1994.* [12]

10F. Consulting agreement dated December 1, 1998, between the registrant and William Swindells. Incorporated by reference to Exhibit 10G to the 1998 Form 10-K.* [4]

11. Computation of per share earnings is obtainable from the financial statements filed with this annual report on Form 10-K.

12. Computation of Ratio of Earnings to Fixed Charges. [1]

21. Omitted because the registrant's subsidiaries considered in the aggregate as a single subsidiary do not constitute a significant subsidiary.

23. Consent of Independent Auditors to the incorporation by reference of their report dated February 10, 2000, in the registrant's registration statements on Form S-3 and Form S-8. [1]

27. Financial Data Schedule. [1]

99. Description of capital stock. Incorporated by reference to Exhibit

99.1 to the registrant's current report on Form 8-K filed on February 25, 2000. [3]

The registrant will furnish a copy of any exhibit to this annual report on Form 10-K to any security holder for a fee of $0.30 per page to cover the registrant's expenses in furnishing the copy. The number of pages of each exhibit is indicated in brackets at the end of each exhibit description.

----

*Management contract or compensatory plan or arrangement.

Note: Certain instruments with respect to the long-term debt of the registrant are not filed herewith where the total amount of securities authorized thereunder does not exceed ten percent of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant agrees to furnish copies of such instruments to the Commission on request.

42



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pulte Homes, Inc.
Incoming letter dated December 28, 2007

The proposal requests that the board establish a committee consisting solely of outside directors to oversee the development and enforcement of policies and procedures to ensure that the loan terms and underwriting standards of nontraditional mortgage loans are consistent with prudent lending practices and that consumers have sufficient information prior to making a product choice, and further provides that the board shall report to shareholders.

We are unable to conclude that Pulte has met its burden of establishing that Pulte may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Pulte may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Pulte may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Pulte may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that Pulte may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Pulte may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel


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